As filed with the U.S. Securities and Exchange Commission on April 30, 2024.
Securities Act
Registration No. 333-261859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
Registration Statement
under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

Bain Capital Private Credit
(Exact Name of Registrant as Specified in Declaration of Trust)

200 CLARENDON STREET, 37
TH
FLOOR
BOSTON,
MA
 02116
(Address of Principal Executive Offices)
(617)
516-2000
(Registrant’s Telephone Number, Including Area Code)
Michael Treisman, Esq.
BCPC Advisors, LP
200 Clarendon Street, 37
th
Floor
Boston, Massachusetts 02116
(Name and Address of Agent for Service)

Copies to:
Richard Horowitz, Esq.
Jonathan Gaines
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Telephone: (212)
698-3500

Approximate Date of Commencement of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐
If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒
If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  ☐
It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
.

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Bain Capital Private Credit

Class S, Class D and Class I Shares
Maximum Offering of $2,000,000,000
We are a Delaware statutory trust, externally managed specialty finance company focused on lending to middle market companies that has elected to be regulated as a business development company (“BDC”), under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”). Under normal conditions, we invest at least 80% of our Managed Assets (as defined below) (measured at the time of investment) in private credit investments. Our primary focus is capitalizing on opportunities by investing primarily in middle market direct lending opportunities across North America, Europe and Australia and also in other geographic markets. We use the term “middle market” to refer to companies with between $10.0 million and $150.0 million in annual earnings before interest, taxes, depreciation and amortization. We focus on (i) senior secured credit investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender and (ii) mezzanine debt and other junior securities with a focus on downside protection. We may also invest in common and preferred equity and in secondary purchases of assets or portfolios, on an opportunistic basis, but such investments are not the principal focus of our investment strategy. “Managed Assets” means our total assets (including any assets attributable to money borrowed for investment purposes) minus the sum of our accrued liabilities (other than money borrowed for investment purposes).
We are managed by our investment adviser, BCPC Advisors, LP, a subsidiary of Bain Capital Credit, LP (the “Advisor”).
We are offering on a continuous basis up to $2,000,000,000 of our common shares of beneficial interest (the “Common Shares”). We are offering to sell any combination of three classes of Common Shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares will equal our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that Emerson Equity LLC, the managing dealer for this offering (the “Managing Dealer”), will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.
The Company has been granted exemptive relief by the SEC to offer multiple classes of Common Shares.
This prospectus and any accompanying prospectus supplement contain important information you should know before investing in our securities. We may also authorize one or more free writing prospectuses to be provided to you in connection with this offering. A prospectus supplement and any related free writing prospectus may also add, update, or change information contained in this prospectus. You should carefully read and retain for future reference this prospectus, any prospectus supplement, and any related free writing prospectus, before buying any of the securities being offered. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission (the “SEC”). This information is available by written or oral request and free of charge by contacting us at Bain Capital Private Credit, 200 Clarendon Street, 37th Floor, Boston, Massachusetts 02116, Attention: Investor Relations, on our website at
https://www.baincapitalprivatecredit.com
, or by calling us collect at
617-516-2350.
Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be a part of this prospectus. The SEC also maintains a website at
http://www.sec.gov
that contains this information.

Investing in our Common Shares involves a high degree of risk. Before buying our Common Shares, you should read the discussion of the material risks of investing in our Common Shares in “
Risk Factors
” beginning on page 22 of this prospectus. Also consider the following:

•	We have limited operating history and may be unable to meet our investment objectives or investment strategy;

•	This is a “blind pool” offering and thus you will not have the opportunity to evaluate our investments before we make them.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•
We intend to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•
We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, or return of capital, and we have no limits on the amounts we may pay from such sources.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Advisor or its affiliates, that may be subject to reimbursement to the Advisor or its affiliates. The repayment of any amounts owed to the Advisor or its affiliates will reduce future distributions to which you would otherwise be entitled.

•
Our strategy involves a high degree of leverage. We intend to continue to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us. The risks of investment in a highly leveraged fund include volatility and possible distribution restrictions.

•
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•
We may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.

The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public (1)	Proceeds to Us, Before Expenses (2)
Maximum Offering (3)	$2,000,000,000	$2,000,000,000
Class S Shares, per Share	$25.06	$666,666,667
Class D Shares, per Share	$25.06	$666,666,667
Class I Shares, per Share	$25.06	$666,666,667

(1)
Class S shares, Class D shares and Class I shares were initially offered at $25.00 per share, and are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class. The table reflects the NAV per share of each class as of March 31, 2024.

(2)
Neither the Company nor the Managing Dealer will charge upfront sales loads with respect to Class S shares, Class D shares, or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that such intermediaries limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. We will also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses.
See
“Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing or distribution fees or organization and offering expenses payable by us, which are paid over time.

(3)
The table assumes that all shares are sold in the primary offering, with 1/3 of the gross offering proceeds from the sale of Class S shares, 1/3 from the sale of Class D shares and 1/3 from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.

The date of this prospectus is April 30, 2024

SUITABILITY STANDARDS
Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:
Alabama
—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.
California
—California residents may not invest more than 10% of their liquid net worth in us and must have either (a) a liquid net worth of $350,000 and annual gross income of $65,000 or (b) a liquid net worth of $500,000.
Idaho
—Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.
Iowa
—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded
BDCs to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).
Kansas
—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.
Kentucky
—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
Maine
—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
Massachusetts
—In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us and in other illiquid direct participation programs.
Missouri
—In addition to the suitability standards set forth above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in the securities being registered in this offering.

i

Nebraska
—In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), are not subject to the foregoing investment concentration limit.
New Jersey
—New Jersey investors must have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly-traded
direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of his or her liquid net worth.
New Mexico
—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded
business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
North Dakota
—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.
Ohio
—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer and in any other non-traded
BDC. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities.
Oklahoma
—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.
Oregon—
In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
Pennsylvania—
Purchasers residing in Pennsylvania may not invest more than 10% of their liquid net worth in us.
Puerto Rico—
Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded
business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
Tennessee
—Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us.
Vermont
—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited
Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.
You should purchase these securities only if you can afford the complete loss of your investment. The Advisor, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the risk that the investor may lose its entire investment;

•	the lack of liquidity of our shares;

•	the background and qualification of our Advisor; and

•	the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest also requires registered investment advisers and registered broker-dealers to provide a brief relationship summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our common shares, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. Investors should refer to this prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time.

You should rely only on the information contained in this prospectus, any prospectus supplement, and any related free writing prospectus. We have not authorized any other person to provide you with different information or to make any representations not contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume the information contained in this prospectus is accurate after the date on the front cover of this prospectus. Changes to the information contained in this prospectus may occur after that date, we undertake no obligation to update the information except as required by law.
The references in this prospectus to the SEC’s website are not intended to and do not include or incorporate by reference into this prospectus the information on that website. Similarly, references to our website are not intended to and do not include or incorporate by reference into this prospectus the information on that website.

v

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any prospectus supplement, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus, any prospectus supplement, and any related free writing prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein.
We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to this offering. In a prospectus supplement or free writing prospectus, we may also add, update, or change any of the information contained in this prospectus. This prospectus, together with the applicable prospectus supplement and any related free writing prospectus, will include all material information relating to the applicable offering. Before buying any of the securities being offered, you should carefully read both this prospectus and the applicable prospectus supplement and any related free writing prospectus, together with any exhibits and the additional information described in the sections titled “additional information,” “prospectus summary” and “risk factors” before making an investment decision.
This prospectus includes summaries of certain provisions contained in some of the documents described in this prospectus, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described in the section titled “Additional Information.”
MULTI-CLASS EXEMPTIVE RELIEF
This prospectus relates to our Common Shares of Class S, Class D and Class I. We have been granted exemptive relief by the SEC to offer multiple classes of Common Shares.

PROSPECTUS SUMMARY
This summary highlights some of the information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our Common Shares. You should read the more detailed information contained in this prospectus carefully, together with any applicable prospectus supplements or free writing prospectuses, especially the information set forth under “Risk Factors” below, as well as in any amendments to the foregoing reflected in subsequent SEC filings, and the information set forth under the caption “Additional Information” in this prospectus. Except as otherwise indicated or where the context suggests otherwise, the terms “we,” “us,” “our” and the “Company” refer to Bain Capital Private Credit, a Delaware statutory trust; “BCPC,” “BCPC Advisors” or “our Advisor” refers to BCPC Advisors, LP, a Delaware limited partnership, our investment adviser and a subsidiary of Bain Capital Credit; “Administrator” or “BCPC Advisors” refers to our Advisor in its capacity as our administrator under an administration agreement between us and our Advisor; “Bain Capital Credit” refers, collectively, to Bain Capital Credit, LP and its affiliated advisers, including our Advisor; “Bain Capital” refers, collectively, to Bain Capital, LP, a Delaware limited partnership, its associated investment funds and their respective affiliates; Bain Capital is a diversified private investment firm of which Bain Capital Credit is a subsidiary; “Affiliate Advisors” refers to Bain Capital and its affiliated advisors, including Bain Capital Credit and our Advisor; “Bain Capital Credit Funds” or “Bain Capital Credit Clients” refers to the funds and accounts managed by Bain Capital Credit; and “Related Funds” refers to the funds and accounts managed by the Affiliate Advisors (including our Advisor’s funds).
Bain Capital Private Credit
We are a newly organized, externally managed specialty finance company focused on lending to middle market companies. We have elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”). We are managed by our Advisor, a subsidiary of Bain Capital Credit. Prior to September 28, 2023, we were managed by BCSF Advisors, LP, a subsidiary of Bain Capital Credit. We seek to generate current income and, to a lesser extent, capital appreciation through direct originations of secured debt, including first lien, unitranche, including last-out
portions of such loans, and second lien debt, subordinated debt, as well as through select equity investments, investments in strategic joint ventures and, to a lesser extent, corporate bonds.
We are a
non-exchange
traded, perpetual-life BDC whose shares are not listed for trading on a stock exchange or other securities market. The term “perpetual-life” is used to differentiate our structure from other BDCs who have a finite offering period and/or have a predefined time period to pursue a liquidity event or to wind down the fund. In contrast, in a perpetual-life BDC structure like ours, we expect to offer common shares continuously at a price equal the monthly net asset value (“NAV”) per share and we have an indefinite duration, with no obligation to effect a liquidity event at any time. We generally intend to offer our common shareholders an opportunity to have their shares repurchased on a quarterly basis, subject to an aggregate cap of 5% of shares outstanding. However, the determination to repurchase shares in any given quarter is fully at the discretion of our Board, so investors may not always have access to liquidity when they desire it.
See
“Risk Factors.”
The value at which our Common Shares may be offered, or our Common Shares may be repurchased, will be equal to our monthly NAV per share. In addition, an investment in our Common Shares has limited or no liquidity beyond our share repurchase program, and our share repurchase program can be modified, suspended or terminated at the Board’s discretion. Our Common Shares may be purchased by any investor who meets the minimum suitability requirements described under “Suitability Standards” in this prospectus. Purchases of our Common Shares must be fully funded at the time of subscription.

We have a perpetual life and may continue to take in new capital on a continuous basis at a value generally equal to our NAV per share. We will be continually originating new investments to the extent we raise additional capital. We will also be regularly recycling capital from our existing investors into new investments.
Investment Strategy
Under normal conditions, we invest at least 80% of our Managed Assets (measured at the time of investment) in private credit investments. However, under unusual market conditions, we may change our 80% test. If we change our 80% test, we will provide shareholders with at least 60 days’ notice of such change, including the conditions that require such change. Our primary focus is capitalizing on opportunities by investing primarily in middle-market direct lending opportunities across North America, Europe and Australia and also in other geographic markets. We use the term “middle market” to refer to companies with between $10.0 million and $150.0 million in annual earnings before interest, taxes, depreciation and amortization (“EBITDA”). However, we may, from time to time, invest in larger or smaller companies.
We focus on (i) senior secured investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender (including “unitranche” loans, which are loans that combine both senior and mezzanine debt) and (ii) mezzanine debt and other junior securities with a focus on downside protection. We generally seek to retain effective voting control in respect of the loans or particular class of securities in which we invest through maintaining affirmative voting positions or negotiating consent rights that allow us to retain a blocking position. We may also invest in common and preferred equity and in secondary purchases of assets or portfolios on an opportunistic basis, but such investments are not the principal focus of our investment strategy. We may also invest, from time to time, in distressed debt, debtor-in-possession
loans, structured products, structurally subordinate loans, investments with deferred interest features, zero-coupon
securities and defaulted securities. Our debt investments may be at fixed or floating interest rates, and our floating rate investments may utilize one or more reference rates, such as the Secured Overnight Financing Rate (“SOFR”). Our investments are subject to a number of risks.
Our investment strategy will also include a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds. We intend to use these investments to help maintain liquidity for our share repurchase program and manage cash before investing subscription proceeds into directly originated loans, while also seeking attractive investment returns.
We generate revenues primarily through receipt of interest income from the investments we hold. In addition, we generate income from various loan origination and other fees, dividends on direct equity investments and capital gains on the sales of investments. The companies in which we invest use our capital for a variety of reasons, including to support organic growth, to fund changes of control, to fund acquisitions, to make capital investments and for refinancing and recapitalizations. Leverage may be utilized to help the Company meet its investment objective. Any such leverage would be expected to increase the total capital available for investment by the Company.
We may invest in debt securities which are either rated below investment grade or not rated by any rating agency but, if they were rated, would be rated below investment grade. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
Competitive Strengths
Dedicated Global Private Credit Group.
The Private Credit Group (“PCG” or the “Private Credit Group”) has 35+ dedicated professionals in Boston, Chicago, New York, London, Dublin, Milan, Hong Kong, and Sydney

who exclusively focus on middle market investments across the entire capital structure, which is important in the assessment of relative value and the pricing and structuring of risk. Importantly, all members of the Private Credit Group evaluate both senior and junior opportunities. PCG’s global scale enables the team to remain continuously and exclusively focused on sourcing, underwriting, structuring, monitoring, and managing each of its current and prospective portfolio company investments, and there is no separation between any of these functions. The PCG deal teams are responsible for investments from start to finish and may leverage the broader Bain Capital Credit teams as needed. As a result, PCG believes its dedicated team comprises highly capable middle market specialists within the North American, European, and Australian regions.
Global Scale and Experience of Bain Capital Credit.
The Company will draw upon Bain Capital Credit’s extensive investing experience in both the public and private markets. In addition to its long-standing presence in North America, Bain Capital Credit has invested in Europe since its inception in 1998 and opened its London office in 2005; similarly, after having invested in Australia and Hong Kong for a number of years, Bain Capital Credit opened its first Australian office in 2013 and opened its Hong Kong office in 2014. Bain Capital Credit’s business encompasses global markets and spans various credit asset types, and the total investment team includes 100+ professionals who bring extensive experience and expertise in areas including industry research, structuring/restructuring, and company operations. Coupled with the global footprint of Bain Capital Credit’s parent company, Bain Capital, the diverse internal network of experienced investment professionals offers the Company several important resources and perspectives as well as various external contacts and references when necessary.
Differentiated Sourcing Capabilities.
Over two decades of focused effort, Bain Capital Credit has built a robust and differentiated sourcing capability in the middle market. Each senior member of the Private Credit Group is deliberately tasked with both sourcing and underwriting responsibilities as Bain Capital Credit posits that these functions are inseparable. Bain Capital Credit believes originators should have a keen sense for what deals and structures can be underwritten, and underwriters should be able to access private equity sponsor owners and management teams in the field in order to inform their research. In addition, Bain Capital Credit has dedicated private capital markets coverage to interact with advisors, bankers, and other lenders in the sector with the expectation that we see investment opportunities from the widest possible set of middle market players.
Bain Capital Credit believes its long-standing presence provides it with a unique set of incumbent lender and company relationships that serve as sources of new investment opportunities. Bain Capital Credit believes the breadth of companies that it currently lends to provide for an attractive opportunity set given its deep understanding of the business and industry, access to historical financial performance, and relationships with company management.
Further enhancing this core Private Credit Group effort are Bain Capital Credit’s industry teams and Bain Capital Special Situations. Each of these internal resources serves as an additional sourcing channel as a result of industry contacts, industry-specific conference attendance, and relationships with a cross-section of investment bankers, attorneys, consultants, and other advisors. From Bain Capital Credit’s experience, traditional direct lending funds do not typically have these types of relationships. In addition, Bain Capital Credit maintains an active Trading Desk, which has constant dialogue with various players on the sell side, further enhancing the ability of the Private Credit Group to source deals beyond the typical middle market ecosystem.
Industry Expertise.
Bain Capital Credit’s Industry Research Team includes over 40+ investment professionals organized across various industries, effectively covering the public and private investment universe. We believe this organizational structure is a key advantage in performing due diligence on direct lending opportunities in that Bain Capital Credit typically has resident knowledge of an industry niche, a competitor, customer, or supplier relating to the potential portfolio company. We believe this insight positions the Private Credit Group to evaluate risks effectively and efficiently across a fundamentally broader set of opportunities than a traditional private credit fund. In some instances, industry teams may quickly advise against pursuing a deal, for which they hold a negative view, and in other instances, they may have relevant industry analysis readily available to provide a more holistic assessment. The teams’ support can help PCG bring certainty and timeliness to the transaction process – a critical attribute, which we believe makes us an attractive partner to sponsors, management teams, advisors, and other lenders.
Disciplined Investment Philosophy
. Bain Capital Credit has assembled a diverse team of investment professionals across its platform. Bain Capital Credit capitalizes on the significant experience and expertise of its dedicated over
35-person
global Private Credit Group and over
100-person
total investment team, including dedicated industry research teams, to source, underwrite, and monitor middle market investments. Team members have a variety of cultural, professional, and educational backgrounds, which we believe provide a diversity of viewpoints, industry contacts, and investment insights.
PCG uses detailed business, industry, and competitive analyses to make investments. In evaluating potential investments, investment professionals typically complete market analyses to assess the attractiveness of a given industry and a specific investment and to monitor, on an ongoing basis, financial performance, and market developments. Bain Capital Credit’s approach to making investments generally involves evaluating the following investment characteristics: market definition, market size and growth prospects, competitive analysis, historical financial performance, margin analysis and cost structure, quality of earnings, capital structure, access to capital markets, risk analysis, and regulatory, tax and legal matters. Additionally, the Private Credit Group places significant emphasis on the quality and track record of the controlling shareholders and management team as well as careful consideration of the underlying deal structure and documentation.
Rigorous analysis of earnings is critical in the Advisor’s assessment of the actual leverage through a loan tranche, as borrowers may market their leverage based on EBITDA with several pro-forma
adjustments that boost the denominator in the leverage calculation. For some deals, the Advisor may accept certain EBITDA adjustments that we deem fair from a lender’s perspective. In other instances, adjustments are more egregious, in which case the Advisor would adjust to arrive at a more accurate and conservative earnings figure.
The Private Credit Group is also tasked with continuously monitoring portfolio investments. As part of this, the team will prepare quarterly flash reports, which include updates on portfolio companies’ financial and operational performance as well as a business outlook. The goal of the monitoring process is to help the team identify issues early on and allow the team to take action where necessary. In addition, the team reviews each investment in a quarterly team-wide meeting and periodically in a formal Credit Committee setting.
Restructuring Expertise
. Bain Capital Special Situations is a large investor in stressed and distressed corporate investments across the globe. This team possesses operational expertise as well as significant experience in bankruptcy and restructurings. Though Bain Capital Special Situations does not expect many defaults within the global direct lending strategy, the Private Credit Group can leverage the in-house
expertise of the Special Situations Group to work through a restructuring, if necessary.
Alignment of Interest
. Bain Capital is an employee-owned partnership and principal investor with significant employee co-investment
across all credit strategies. Bain Capital approaches its business first and foremost as a principal investor driving attractive returns which results in strong alignment with the limited partners of its funds. This alignment of interests has been at the core of Bain Capital’s strategy since its founding in 1984 and remains at the core of its business model to this day.
Our Investment Advisor and the Administrator
Our Advisor is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the supervision of our Board, a majority of which is comprised of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (each such Trustee, an “Independent Trustee”), our Advisor manages our day-to-day
operations and provides us with investment advisory and management services, pursuant to the investment advisory agreement (the “Investment Advisory Agreement”) between us and our Advisor, and certain administrative services, pursuant to an administrative services agreement (the “Administration Agreement”) between us and our Advisor. Prior to September 28, 2023, BCSF Advisors, LP served as our investment adviser and administrator. Our Advisor is a subsidiary of Bain Capital Credit, a multi-asset alternative investment firm which, together with its subsidiaries, had approximately $67.4 billion in assets under management (“AUM”) as of December 31, 2023.
Bain Capital Credit and Resource Sharing Agreement.
Under a resource sharing agreement (the “Resource Sharing Agreement”) between our Advisor and Bain Capital Credit, Bain Capital Credit provides our Advisor with experienced investment professionals (including the members of the Advisor’s Credit Committee) and access to the resources of Bain Capital Credit. These resources and personnel enable our Advisor to fulfill its obligations under the Investment Advisory Agreement. Through the Resource Sharing Agreement, our Advisor benefits from the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Bain Capital Credit’s investment professionals.
See
“Management Agreements” and “Risk Factors—Risks Relating to Our Business and Structure—We are dependent upon key personnel of Bain Capital Credit and our Advisor” below.
Bain Capital Credit has an extensive track record as a lender in the middle market and since being formed over 25 years ago has invested across credit products and the fixed income universe, including performing and distressed bank loans, high yield bonds, debtor-in-possession
loans, global direct lending, mezzanine debt and other junior securities, structured products, credit-based equities and other investments. Bain Capital Credit is a subsidiary of Bain Capital, a diversified private investment firm. As of December 31, 2023, Bain Capital Credit’s Private Credit Group has invested over $24.0 billion in middle market private debt dating back to its inception in 1998.
The Private Credit Group of Bain Capital Credit is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. Our management team consists of investment and administrative professionals from our Advisor. Bain Capital Credit believes that it has superior support personnel, including expert teams in risk management, legal, accounting, tax, information technology, business continuity and compliance, among others. We benefit from the support provided by these personnel to our operations.
Given Bain Capital Credit’s broad and diverse range of investment strategies, we tailor our investment decision-making process by strategy to provide a robust and comprehensive discussion of both individual investments and the applicable portfolio(s) under consideration. We believe that this flexible approach provides a rigorous investment decision-making process that allows us to be nimble across a variety of market environments while still maintaining high credit underwriting standards.
Our investments require approval from at least the Private Credit Investment Committee (the “Private Credit Investment Committee”), which includes three partners in the Private Credit Group as standing members: Michael Ewald, Michael Boyle, and Carolyn Hastings. Ad hoc members may also be included in the Private Credit Investment Committee for certain types of investments.
See
“Management—Biographical Information” for a description of the experience of each standing member of the Private Credit Investment Committee and certain potential ad hoc members who are not executive officers of the Company. A portfolio manager leads the decision making process for each investment and engages the credit committee throughout the investment process in order to prioritize and direct the underwriting of each potential investment opportunity.

Corporate Structure
We were formed as an externally managed,
closed-end,
non-diversified
management investment company on December 21, 2021.
Operating and Regulatory Structure
We have elected to be regulated as a BDC under the 1940 Act. As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers),
principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act also requires that a majority of the Trustees on the Board be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless such change is approved by a majority of our outstanding voting securities.
As a BDC, we are generally prohibited from acquiring assets other than qualifying assets, unless, after giving effect to any acquisition, at least 70% of our total assets are qualifying assets. Qualifying assets generally include securities of eligible portfolio companies, cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. Under the rules of the 1940 Act, “eligible portfolio companies” include (1) private U.S. operating companies, (2) public U.S. operating companies whose securities are not listed on a national securities exchange (e.g., the New York Stock Exchange and the Nasdaq Stock Market) or registered under the Exchange Act, and (3) public U.S. operating companies having a market capitalization of less than $250.0 million. Public U.S. operating companies whose securities are quoted on the over-the-counter
bulletin board and through OTC Markets Group Inc. are not listed on a national securities exchange and therefore are eligible portfolio companies.
We intend to elect to be treated, and intend to operate in a manner so as to continuously qualify, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). A BDC that has elected to be a RIC generally does not incur any U.S. federal income tax so long as the BDC continuously maintains its BDC election in accordance with the 1940 Act, at least 90% of the BDC’s gross income each taxable year consists of certain types of qualifying investment income, the BDC satisfies certain asset composition requirements at the close of each quarter of its taxable year, and if the BDC distributes substantially all of its taxable income (including net realized capital gains, if any) to its shareholders on a timely basis.
See
“Material U.S. Federal Income Tax Considerations.”
The Offering
This is our initial public offering of our Common Shares on a “best efforts” basis. A “best efforts” offering means the Managing Dealer and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.
We have registered $2,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.
We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Description of Common Shares
We are offering to the public three classes of Common Shares - Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees, with Class S shares and Class D shares subject to ongoing and shareholder servicing and/or distribution fee of 0.85% and 0.25%, respectively and Class I shares not subject to a shareholder servicing and/or distribution fee. In addition, although neither the Company nor the Managing Dealer will charge upfront sales loads with respect to Class S shares, Class D shares or Class I shares, if you buy Class S shares or Class D shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares.
See
“Description of Common Shares” and “Plan of Distribution” in our
N-2
registration statement for a discussion of the differences between our Class S, Class D and Class I.
See
“Description of Common Shares” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D and Class I shares.
Assuming a constant NAV per share of $25.00, we expect that a one-time
investment in 400 shares of each class of our shares (representing an aggregate NAV of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85	$425
Class D	$25	$125
Class I	$0	$0
Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Advisor or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (5) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker or the Managing Dealer, as applicable, for this offering and does not enter into a new relationship with a participating broker or the Managing Dealer, as applicable, for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

If you are eligible to purchase all three classes of shares, then in most cases you should purchase Class I shares because participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services.
To purchase Class S or Class D shares in this offering, you must make a minimum initial investment in our Common Shares of $2,500. To purchase Class I shares in this offering, you must make a minimum initial investment of $1,000,000. All subsequent purchases of Class S, Class D or Class I shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.
Completed subscription requests will not be accepted by us any earlier than two business days before the first day of each monthly.
Organization and Offering Expenses
BCSF Advisors, LP, in its capacity as our investment adviser prior to September 28, 2023, and the Advisor advanced all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Company’s systems and those of our participating brokers, reasonable bona fide due diligence expenses of participating brokers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating brokers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, brokers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through November 28, 2023, the date on which we broke escrow for this offering. We are obligated to reimburse BCSF Advisors, LP and the Advisor for such advanced expenses incurred through November 28, 2023.
Distributions
We have commenced regular monthly distributions after breaking escrow on November 28, 2023 through the date of this prospectus and expect to continue to pay regular monthly distributions. . The Board delegated authority to declare distributions to the Advisor in an aggregate amount up to all of the Company’s (i) taxable earnings; (ii) capital gains; (iii) net proceeds attributable to the repayment or disposition of investments (together with any interest, dividends and other net cash flow in respect of such investments); and (iv) any other amounts legally available for distribution to the extent the officers of the Company deem appropriate (including, if applicable, amounts representing a return of capital); provided each distribution shall not exceed an annualized distribution yield of 10%. Any distributions we make will be at the discretion of our Advisor, subject to oversight by the Board, who will consider, among other things, our earnings, cash flow, capital needs and general financial condition, as well as our desire to comply with the RIC requirements, which generally require us to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. As a result, our distribution rates and payment frequency may vary from time to time and there is no assurance we will pay distributions in any particular amount, if at all.
The per share amount of distributions on Class S, Class D and Class I shares will generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class.

We intend to timely distribute to our shareholders substantially all of our annual taxable income for each year, except that we may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to defer distribution of taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. The distributions we pay to our shareholders in a year may exceed our taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The specific tax characteristics of our distributions will be reported to shareholders after the end of the calendar year.
See
“Distributions.”
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan, which is an
“opt-out”
distribution reinvestment plan.
Under this plan, shareholders (other than those located in specific states, who are clients of selected participating brokers, as outlined below, or who have elected to “opt out” of the plan) will have their cash distributions automatically reinvested in additional shares of the same class of our Common Shares to which the distribution relates. If a shareholder elects to “opt out,” that shareholder will receive cash distributions. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the then current NAV per share of the relevant class of Common Shares. Shareholders will not pay transaction related charges when purchasing shares under our distribution reinvestment plan, but all outstanding Class S and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees.
Share Repurchase Program
You can request that your shares be repurchased subject to the following limitations. Subject to the discretion of the Board, we have commenced a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the NAV per share for the applicable class of shares on each date of repurchase. Our Board may amend, suspend or terminate the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Company.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased to no more than 5% of our outstanding Common Shares as of the last day of the immediately preceding quarter. In the event the number of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests may be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We may choose to offer to repurchase fewer shares than described above, or none at all.
We expect to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase

Deduction will be retained by the Company for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Most of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources.
Fees and Expenses
We pay our Advisor a fee for its services under the Investment Advisory Agreement. The fee consists of two components: a base management fee and an incentive fee.
The base management fee is calculated at an annual rate of 0.75% of our gross assets, including assets purchased with borrowed funds or other forms of leverage but excluding cash and cash equivalents. For services rendered under the Investment Advisory Agreement, the base management fee is payable monthly in arrears. The base management fee for any partial month or quarter will be appropriately pro-rated
(based on the number of days actually elapsed at the end of such partial month relative to the total number of days in such month). For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within one year of purchase. The fair value of derivative financial instruments held in the Company’s portfolio will be included in the calculation of gross assets of the Company.
The incentive fee is comprised of the following two parts:

•
An incentive fee on net investment income, which we refer to as the incentive fee on income or the “Income Fee”. The incentive fee on income is calculated and payable quarterly in arrears based on the aggregate pre-incentive
fee net investment income, attributable to each class of the Company’s Common Shares, in respect of the current calendar quarter and the eleven preceding calendar quarters (the “Trailing Twelve Quarters”).
Pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters will be compared to a “Hurdle Amount” equal to the product of (i) the hurdle rate of 1.75% per quarter (7% annualized) and (ii) the sum of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The quarterly incentive fee based on income shall be calculated, subject to the Incentive Fee Cap (as defined below), based on the amount by which (A) aggregate pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters exceeds (B) the Hurdle Amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” The incentive fee based on income for each calendar quarter will be determined as follows:

•	No incentive fee based on income is payable to the Advisor for any calendar quarter for which there is no Excess Income Amount;

•
100% of the aggregate
pre-incentive
fee net investment income in respect of the Trailing Twelve Quarters with respect to that portion of such pre-incentive
fee net investment income, if any, that exceeds the Hurdle Amount, but is less than or equal to an amount, which we refer to as the

“Catch-Up
Amount,” determined as the sum of 2.0588% multiplied by our NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The
“Catch-Up
Amount” is meant to provide the Advisor an incentive fee of 15% on all of the Company’s pre-incentive
fee net investment income when the Company’s aggregate
pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters reaches the
Catch-Up
Amount in respect of the relevant Trailing Twelve Quarters; and

•	15% of the aggregate pre-incentive fee net investment income in respect of the Trailing Twelve Quarters that exceeds the Catch-Up Amount.
The Incentive Fee Cap in respect of any calendar quarter is an amount equal to 15% of the Cumulative Net Return (as defined herein) during the relevant Trailing Twelve Quarters less the aggregate incentive fees based on income that were paid to the Advisor in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters. In the event the Incentive Fee Cap is less than the amount of incentive fee based on income that would otherwise be payable, the amount of incentive fee based on income shall be reduced to an amount equal to the Incentive Fee Cap.

•
An incentive fee on capital gains (the “Capital Gains Fee”) is calculated and payable in arrears as of the end of each fiscal year will equal 15% of the Company’s realized capital gains on a cumulative basis from inception through the end of the fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid Capital Gains Fees.

BCSF Advisors, LP, our investment adviser prior to September 28, 2023, and the Advisor, advanced all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Company’s systems and those of our participating brokers, reasonable bona fide due diligence expenses of participating brokers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating brokers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, brokers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through November 28, 2023, the date on which we broke escrow for our initial offering of Common Shares. On such date, the Company became obligated to reimburse BCSF Advisors, LP and the Advisor for such advanced expenses. After such date, the Company bears all such expenses, subject to the Expense Support and Conditional Reimbursement Agreement it has entered into with the Advisor (the “Expense Support Agreement”) . Pursuant to the Expense Support Agreement, the Advisor is obligated to advance all of our Other Operating Expenses (as defined below) to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Company’s NAV. We are obligated to reimburse the Advisor for such advanced expenses only if certain conditions are met. See “Plan of Distribution” and “Expense Support and Conditional Reimbursement Agreement.” For purposes hereof, “Other Operating Expenses” means our total organization and offering expenses, professional fees, trustee fees, administration fees, and other general and administrative expenses (including our allocable portion of compensation (including salaries, bonuses and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement).
See
“Fees and Expenses” and “Management Agreements—Investment Advisory Agreement and Administration Agreement.”

Use of Leverage
From time to time, we may borrow funds, including under our credit facilities, or issue debt securities or preferred securities to make additional investments or for other purposes. This is known as “leverage” and could increase or decrease returns to our shareholders. The use of borrowed funds or the proceeds of preferred securities offerings to make investments has specific benefits and risks, and all of the costs of borrowing funds or issuing preferred securities are borne by our shareholders. As a BDC, with certain limited exceptions, we may only borrow amounts such that our asset coverage ratio, as defined in the 1940 Act, is in compliance with the ratio for BDCs set forth in the 1940 Act. The Company is permitted to borrow amounts such that its asset coverage ratio is at least 150% after such borrowing (if certain requirements are met).
Our leverage may take the form of revolving or term loans from financial institutions, secured or unsecured bonds, securitization of portions of our investment portfolio via collateralized loan obligations or preferred shares.
Warehousing Transaction
We entered into multiple warehousing transactions whereby we agreed, subject to certain conditions, to purchase certain assets from parties unaffiliated with the Advisor. Such warehousing transactions were designed to assist us in deploying capital upon receipt of subscriptions. On October 19, 2022, the Company entered into three facility agreements (the “Facility Agreements”) with Goldman Sachs Bank USA (the “Financing Provider”). The Facility Agreements created a forward obligation of the Financing Provider to sell, and a forward obligation of us or our designee to purchase certain investments (the “Portfolio Investments”) owned and held by the Financing Provider at our request, in each case in the currency of the respective Facility Agreement. The Portfolio Investments generally consisted of originated loans to middle-market corporate and sponsor-backed U.S. companies consistent with our investment strategy. Pursuant to the Facility Agreements, we were entitled to request the Financing Provider acquire such Portfolio Investments as we may have designated from time to time, which the Financing Provider could approve or reject in its sole and absolute discretion. Prior to any sale to us, the Portfolio Investments were owned and held solely for the account of the Financing Provider. Until such time as we received subscriptions for our shares of at least $100 million (the “Capital Condition”), we had no obligation to purchase the Portfolio Investments under the Facility Agreements.
On November 28, 2023, the Company met the Capital Condition and purchased the Portfolio Investments from the Financing Provider with an aggregate principal amount of $195.4 million (excluding unfunded revolvers and delayed draw positions of $6.8 million), at a purchase price of $190.6 million, resulting in a realized gain of approximately $1.8 million. We agreed to pay certain fees and expenses to the Financing Provider, including:

1.
a facility fee at an annual rate of the
3-month
Term SOFR or the relevant benchmark rate, as applicable, plus 2.75% per annum multiplied by the principal amount of the Portfolio Investments (the “Financing Amount”) (subject to adjustment for, among other things, cash amounts received by the Financing Provider with respect to the Portfolio Investments while they were being held by the Financing Provider), divided by 360,

2.
an unused fee at an annual rate of 0.375% of the average unused Financing Commitment Amount (being the greater of (x) zero and (y) the Financing Commitment Amount minus the greater of (A) the then-current minimum utilization threshold and (B) the Financing Amount), divided by 360, and

3.
a minimum utilization fee at a rate of 2.75% of the greater of (x) zero and (y) (A) the then-current minimum utilization threshold minus (B) the Financing Amount, divided by 360. The minimum utilization threshold is the product of (i) the Financing Commitment Amount multiplied by (ii) (a) for the period from the closing date to the one-month
anniversary of the closing date, 45%, (b) for the period from the one-month
anniversary of the closing date to the
two-month
anniversary of the closing

date, 65%, (c) for the period from the
two-month
anniversary of the closing date to the three-month anniversary of the closing date, 80%, (d) for the period from the three-month anniversary of the closing date to the Facilities End Date, 85%, and (e) on or after the Facilities End Date, zero.
As a general matter, the price paid to purchase any Portfolio Investment from the Financing Provider equaled the cash amount paid by the Financing Provider subject to adjustment for, among other things, principal repayments and interest amounts earned by the Financing Provider. Accordingly, shareholders benefited from any interest paid or accrued on any Portfolio Investment purchased by us.
For additional information related to our warehousing transactions, see “Business – Portfolio & Risk Management – Warehousing Transaction.”
Emerging Growth Company
We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act (the “JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”); submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding
shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding
shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible
debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule
12b-2
under the Exchange Act.
Summary Risk Factors

•
The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on our business and operations.

•
Price declines and illiquidity in the corporate debt markets, as well as macro market events affecting us or our portfolio companies, may adversely affect the fair value of our portfolio investments, reducing our NAV through increased net unrealized depreciation.

•	We may be unable to meet our investment objective or investment strategy.

•	We depend upon key personnel of Bain Capital Credit and our Advisor.

•	We depend on strong referral relationships to provide us with potential investment opportunities.

•	We may not replicate the historical results achieved by Bain Capital Credit, by our Advisor or by its affiliates.

•	There are significant actual or potential conflicts of interest that could affect our investment returns.

•	We may need to raise additional capital and existing shareholders may be diluted by any such capital raise.

•
Our strategy involves a high degree of leverage. We intend to continue to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in the Company. The risks of investment in a highly leveraged fund include volatility and possible distribution restrictions.

•	We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

•	Our Board may change our investment objective, operating policies and strategies without prior notice or shareholder approval.

•
Our Advisor and/or Administrator can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

•
We and our Advisor are subject to regulations and SEC oversight, including limits on issuance of debt. If we or they fail to comply with applicable requirements, it may adversely impact our results relative to companies that are not subject to such regulations.

•	The lack of liquidity in our investments may adversely affect our business.

•	We may invest in high yield debt, or junk bonds, which has greater credit and liquidity risk than more highly rated debt obligations.

•	Our portfolio companies may default or may need to restructure their obligations.

•	Our investments may be concentrated in a limited number of portfolio companies and industries.

•	We will be subject to corporate-level income tax if we are unable to qualify as a RIC or do not distribute all of our taxable income.

•	Investing in our Common Shares involves an above average degree of risk.

•	Geopolitical events, including international sanctions, may have a material adverse impact on us and our portfolio companies.

•
Inflation and actions by central banks or monetary authorities, including the U.S. Federal Reserve, to address inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.

•	We may be the target of litigation.
Custodian, transfer agent and distribution disbursing agent
Computershare Trust Company, N.A. (“Computershare”) serves as our custodian, and SS&C Technologies, Inc. and SS&C GIDS, Inc. (collectively, “SS&C”) serve as our transfer agent and distribution disbursing agent.
See
“Custodian and Transfer and Distribution Disbursing Agent.”

Company Information
Our principal executive offices are located at 200 Clarendon Street, 37 th
 Floor, Boston, Massachusetts 02116, and our telephone number is
(617) 516-2000.
We have filed with the SEC a registration statement on
Form N-2
under the Securities Act of which this prospectus is a part, which contains additional information about us and our Common Shares being offered by this prospectus. We file annual, quarterly and current reports, proxy statements and other information meeting the information requirements of the Exchange Act with the SEC. This information is available on the SEC’s website at
http://www.sec.gov
.
We maintain a website at
https://www.baincapitalprivatecredit.com
and intend to make all of our periodic and current reports, proxy statements and certain other information available, free of charge, on or through our website. The information on our website is not incorporated by reference in this prospectus. You may also obtain such information by contacting us, in writing at: Bain Capital Private Credit, 200 Clarendon Street, 37th Floor, Boston, Massachusetts 02116, Attention: Investor Relations, and by telephone (collect) at
(617) 516-2000.

FEES AND EXPENSES
The following table is intended to assist you in understanding the fees and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “other expenses” and “annual expenses” are based on estimated amounts. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, our shareholders will indirectly bear such fees or expenses as our investors.

	Class S Shares	Class D Shares	Class I Shares
Shareholder transaction expense (fees paid directly from your investment)
Maximum sales load (1)	—%	—%	—%
Maximum Early Repurchase Deduction (2)	2.0%	2.0%	2.0%
Annual expenses (as a percentage of net assets attributable to Common Shares) (3)
Base management fees (4)	1.35%	1.35%	1.35%
Incentive fees payable under the Investment Advisory Agreement (5)	—%	—%	—%
Shareholder servicing and/or distribution fees (6)	0.85%	0.25%	0%
Interest payments on borrowed funds (7)	8.10%	8.10%	8.10%
Other expenses (8)	0.85%	0.85%	0.85%
Total annual expenses	11.15%	10.55%	10.30%

(1)
Neither the Company nor the Managing Dealer will charge upfront sales loads with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Please consult your selling agent for additional information.

(2)
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year may be subject to a fee of 2.0% of such NAV. The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.

(3)
Weighted average net assets employed as the denominator for expense ratio computation is $200.0 million. This estimate is based on the assumption that we sell $130.0 million of our Common Shares in the year ending December 31, 2024. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/ depreciation and share repurchase activity, if any.

(4)
The base management fee is calculated at an annual rate of 0.75% of our gross assets, including assets purchased with borrowed funds or other forms of leverage but excluding cash and cash equivalents. For services rendered under the Investment Advisory Agreement, the base management fee is payable monthly in arrears. The base management fee for any partial month or quarter will be appropriately pro-rated.
For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within one year of purchase. For purposes of this table, we have assumed that we maintain no cash or cash equivalents. See “Management Agreements.”

(5)
We may have capital gains and investment income that could result in the payment of an incentive fee in the first year of investment operations. The incentive fee consists of two parts, one based on income and the other based on capital gains, that are determined independent of each other, with the result that one component may be payable even if the other is not:

(i)
the Income Fee, calculated and payable quarterly in arrears will be determined as follows, subject to the Incentive Fee Cap: (i) no incentive fee based on income is payable to the Advisor for any calendar quarter for which there is no Excess Income Amount; (ii) 100% of the aggregate pre-incentive
fee net investment income, attributable to each class of the Company’s Common Shares, in respect of the Trailing Twelve Quarters with respect to that portion of such pre-incentive
fee net investment income, if any, that exceeds the Hurdle Amount, but is less than or equal to an amount, which we refer to as the
“Catch-Up
Amount,” determined as the sum of 2.0588% multiplied by our NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters; and (iii) 15% of the aggregate pre-incentive
fee net investment income, attributable to each class of the Company’s Common Shares, in respect of the Trailing Twelve Quarters that exceeds the
Catch-Up
Amount; and

(ii)
the Capital Gains Fee that will equal 15% of the Company’s realized capital gains on a cumulative basis from inception through the end of the fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid Capital Gains Fees.
See
“Management Agreements.”

As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved an annualized total return of 7.0% for each quarter made up entirely of net investment income, no incentive fees would be payable to the Advisor because the hurdle rate was not exceeded. If instead we achieved a total return of 7.0% in a calendar year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 1.05% of our net assets would be payable.
See
“Management Agreements” for more information concerning the incentive fees.

(6)
Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as may be required by the exemptive relief being sought by us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
See
“Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
(7)
We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 80% of our weighted average net assets for the fiscal year ending on December 31, 2024, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is 8.1%. Our ability to incur leverage depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering and the availability of financing in the market.

(8)
“Other expenses” include overhead expenses, including payments under the Administration Agreement with our Administrator, accounting, legal and auditing fees, organization and offering expenses and fees payable to our Trustees, as discussed in “Business.” The amount presented in the table estimates the amounts we expect to pay during the fiscal year ending December 31, 2024.

We have entered into the Expense Support Agreement with the Advisor. Pursuant to the Expense Support Agreement, the Advisor is obligated to pay, on a monthly basis, a portion of our Other Operating Expenses (each, a “Required Expense Payment”) to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Company’s NAV. Any Required Expense Payment must be paid by the Advisor to us in any combination of cash or other immediately available funds and/or offset against amounts due from us to the Advisor or its affiliates. The Advisor may elect to pay certain additional expenses on our behalf (each, a “Voluntary Expense Payment” and together with a Required Expense Payment, the “Expense Payments”), provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Company. Any Voluntary Expense Payment that the Advisor has committed to pay must be paid by the Advisor to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Advisor or its affiliates. The Advisor will be entitled to reimbursement of an Expense Payment from us if Available Operating Funds (as defined below under “Expense Support and Conditional Reimbursement Agreement”) exceed the cumulative distributions accrued to the Company’s shareholders, among other conditions. See “Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement. Because the Advisor’s obligation to make Voluntary Expense Payments is voluntary, the table above does not reflect the impact of any Voluntary Expense Payments from the Advisor.
Example:
We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that: (1) that our annual operating expenses and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses upon completion of organization and offering expenses, (2) that the annual return before fees and expenses is 5%, (3) that the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and (4) your financial intermediary does not directly charge you transaction or other fees.

Class S shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$112	$349	$606	$1,348
Total expenses assuming a 5% annual return solely from net realized capital gains:	$144	$441	$754	$1,609
Class D shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$106	$332	$580	$1,312
Total expenses assuming a 5% annual return solely from net realized capital gains:	$131	$404	$691	$1,479
Class I shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$103	$325	$569	$1,296
Total expenses assuming a 5% annual return solely from net realized capital gains:	$126	$388	$665	$1,424
While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5%, both our returns to our shareholders and our expenses would be higher. In addition, while the example assumes reinvestment of all distributions at NAV, under certain circumstances, reinvestment of distributions under our distribution reinvestment plan may occur at a price per share that differs from NAV.
See
“Distribution Reinvestment Plan” for additional information.
This example should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

FINANCIAL HIGHLIGHTS
The following table of financial highlights is intended to help a prospective investor understand the Company’s financial performance for the period shown. The financial data set forth in the following table as of and for the year ended December 31, 2023 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm whose report thereon is included in this prospectus or the Company’s Annual Report on Form
10-K
for the fiscal years ended December 31, 2023, which may be obtained from
www.sec.gov
or upon request. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.
The following are the financial highlights for the year ended December 31, 2023:

Year Ended December 31, 2023
Class I (10)
Per share data:
Net asset value at beginning of period	$25.00
Net investment income (1)	0.02
Net unrealized and realized gains (losses) (1)(2)(7)	0.39

Net increase in net assets resulting from operations (1)(8)	0.41
Shareholder distributions from income (3)	(0.53)

Net asset value at end of period	$24.88

Total return (4)	1.64%
Shares outstanding, end of period	4,431,245
Weighted average shares outstanding	4,394,723
Ratios/Supplemental data:
Net assets at end of period	$110,270
Ratio of net investment income to average net assets (5)(9)	13.01%
Ratio of net expenses to average net assets (5)(9)	9.24%
Portfolio turnover (6)	5.92%

1.	The per share data was derived by using the weighted average shares outstanding during the period.
2.
The amount shown at this caption is the balancing amount derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales of the Company’s shares in relation to fluctuating market values for the portfolio.

3.
The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (please refer to “Note 8. Net Assets” to the consolidated financial statements included elsewhere in this prospectus).

4.
Total return based on net asset value is calculated as the change in net asset value per share during the year, assuming dividends and distributions, including those distributions that have been declared.

5.	The computation of average net assets during the year is based on averaging net assets for the period reported.
6.	Portfolio turnover rate is calculated using the lesser of year-to-date sales or year-to-date purchases over the average of the invested assets at fair value for the years reported.

7.
Net realized gain (loss) includes net realized gain (loss) on investments, net realized gain (loss) on forward currency exchange contracts, and net realized gain (loss) on foreign currency transactions.

8.
Net increase in net assets resulting from operations per share in these financial highlights may be different from the net increase (decrease) in net assets per share on the consolidated statements of operations due to changes in the number of weighted average shares outstanding and the effects of rounding.

9.
For the period of November 28, 2023 through December 31, 2023, amounts are annualized except for other income, organization costs, incentive fee, expense support received from the Advisor and management fee and income based incentive fee waivers by the Advisor. For the period November 28. 2023 through December 31, 2023, the total operating expenses to average net assets was 11.60% for Class I, prior to management fee and incentive fee waivers and expense support. Past performance is not a guarantee of future results. Operating expense may vary in the future based on the amount of capital raised, the Advisor’s election to continue expense support, and other unpredictable variables.

10.	Figures reflect the time period November 28, 2023 through December 31, 2023. The Company broke escrow and commenced operations on November 28, 2023.

RISK FACTORS
Investing in our Common Shares involves certain risks. All known material risks are presented in the section below. There can be no assurance that our investment objectives will be achieved or that an investor will receive a return of its capital. In addition, there will be occasions when our Advisor and its affiliates may encounter potential conflicts of interest in connection with us. You should carefully consider these risks and uncertainties in the section below. The risks below are not the only risks we face, but do represent all known material risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements. If any of these risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our NAV and the price per share of our Common Shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance.
Risks Relating to Our Business and Structure
We have limited operating history.
The Company is a
non-diversified,
closed-end
management investment company that has elected to be regulated as a BDC and has limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision. There can be no assurance that we will achieve the results achieved by past investments of Bain Capital Credit or our Advisor. Past performance should not be relied upon as an indication of future results. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of a shareholder’s investment could decline substantially or that the shareholder will suffer a complete loss of its investment in us.
We may be unable to meet our investment objectives or investment strategy.
Investing in us is intended for long-term investors who can accept the risks associated with investing primarily in potentially illiquid, privately negotiated (i) senior first lien, stretch senior (as further described hereinafter), senior second lien and unitranche loans, (ii) mezzanine debt and other junior investments and (iii) secondary purchases of assets or portfolios that primarily consist of middle market corporate debt. We may also invest, from time to time, in equity securities, distressed debt, debtor-in-possession
loans, structured products, structurally subordinate loans, investments with deferred interest features, zero-coupon
securities and defaulted securities. There can be no assurance that we will achieve our investment or performance objectives, including our targeted returns. Accordingly, the possibility of partial or total loss of our capital exists.
There may be limited liquidity and restrictions on withdrawal on an investment in the Company.
An investment in the Company is suitable only for certain sophisticated investors that have no need for immediate liquidity in respect of their investment and who can accept the risks associated with investing in illiquid investments.
Our Common Shares are illiquid investments for which there is not and will likely not be a secondary market. Liquidity for our Common Shares will be limited to participation in our share repurchase program, which we have no obligation to maintain. When we make quarterly repurchase offers pursuant to the share repurchase program, we will offer to repurchase Common Shares at a price that is estimated to be equal to our NAV per share on the last day of such quarter, which may be lower than the price that shareholders paid for our Common Shares. As a result, to the extent shareholders paid a price that includes the related sales load and to the extent shareholders have the ability to sell Common Shares pursuant to our share repurchase program, the price at which shareholders may sell Common Shares may be lower than the amount such shareholder paid in connection with the purchase of Common Shares in this offering.

There may be risks regarding distributions and repurchases of Common Shares.
The Company intends to pay monthly distributions to shareholders out of assets legally available for distribution. The Company cannot guarantee that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year
increases in cash distributions. If the Company is unable to satisfy the asset coverage test applicable to it as a BDC, or if the Company violates certain debt financing agreements, its ability to pay distributions to shareholders could be limited. All distributions will be paid at the discretion of the Company’s Board and will depend on the Company’s earnings, financial condition, maintenance of RIC status, compliance with applicable BDC regulations, compliance with debt financing agreements and such other factors as the Board may deem relevant from time to time. The distributions the Company pays to investors in a year may exceed the Company’s taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes.
For a period of time following commencement of this offering of the Company’s Common Shares, which time period may be significant, we expect substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by our Advisor and its affiliates, including through the waiver of certain investment advisory fees by our Advisor, that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Advisor or its affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by our Advisor and its affiliates will reduce the distributions that shareholders would otherwise receive in the future. In addition, the initial advancement of expenses or waiver of fees by our Advisor and its affiliates may prevent a decline in NAV in the short term, and our reimbursement of these amounts may reduce our NAV in the future. Other than as set forth in this prospectus, our Advisor and its affiliates have no obligation to advance expenses or waive advisory fees.
Investors who periodically receive the payment of a distribution from a RIC consisting of a return of capital for U.S. federal income tax purposes may be under the impression that they are receiving a distribution of RIC’s net ordinary income or capital gains when they are not. Accordingly, investors should read carefully any written disclosure accompanying a distribution from the Company and the information about the specific tax characteristics of the Company’s distributions provided to investors after the end of each calendar year, and should not assume that the source of any distribution is the Company’s net ordinary income or capital gains.
If a share repurchase program is adopted by our Board, such a program may be amended, suspended or terminated at any time in the Board’s discretion. Shareholders may not be able to sell their shares at all in the event our Board amends, suspends or terminates the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time. We will notify shareholders of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.
In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date. Although a shareholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We are dependent upon key personnel of Bain Capital Credit and our Advisor.
Our ability to achieve our investment objectives will depend on our ability to manage our business and to grow our investments and earnings. This will depend, in turn, on the financial and managerial expertise of our Advisor, including with resources utilized from Bain Capital Credit. Although we have attempted to foster a team approach to investing, the loss of key individuals employed by Bain Capital Credit or our Advisor could have a material adverse effect on our financial condition, performance and ability to achieve our investment objectives. If these individuals do not maintain their employment or other existing relationships with Bain Capital Credit or our Advisor and do not develop new relationships with other sources of investment opportunities available to us, we may not be able to grow our investment portfolio.
Bain Capital Credit’s and our Advisor’s investment professionals have substantial responsibilities in connection with Bain Capital Credit Funds and Bain Capital Credit Clients. The personnel of Bain Capital Credit may be called upon to provide managerial assistance to our portfolio companies. These demands on their time, which may increase as the number of investments grow, may distract them or slow our rate of investment. The employees of our Advisor and other Bain Capital Credit investment professionals expect to devote such time and attention to the conduct of our business as such business shall reasonably require. However, there can be no assurance, for example, that the members of our Advisor or such investment professionals will devote any minimum number of hours each week to our affairs or that they will continue to be employed by Bain Capital Credit. Subject to certain remedies, in the event that certain employees of our Advisor cease to be actively involved with us, we will be required to rely on the ability of Bain Capital Credit to identify and retain other investment professionals to conduct our business. The Board intends to evaluate the commitment and performance of our Advisor in conjunction with the annual approval of the Investment Advisory Agreement and Administration Agreement.
Under the Resource Sharing Agreement, Bain Capital Credit has agreed to provide our Advisor with experienced investment professionals necessary to fulfill its obligations under the Investment Advisory Agreement. The Resource Sharing Agreement, however, may be terminated by either party on 60 days’ notice. We cannot assure shareholders that Bain Capital Credit will fulfill its obligations under the Resource Sharing Agreement. We also cannot assure shareholders that our Advisor will enforce the Resource Sharing Agreement if Bain Capital Credit fails to perform, that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of Bain Capital Credit and its affiliates or their information and deal flow. The Advisor, Bain Capital Credit and/or their affiliates will enter into employment contracts with and provide life insurance for their key personnel.
Further, we depend upon Bain Capital Credit and our Advisor to maintain their relationships with private equity sponsors, placement agents, investment banks, management groups and other financial institutions, and we expect to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If they fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the senior professionals of Bain Capital Credit and our Advisor have relationships are not obligated to provide us with investment opportunities, and we cannot assure investors that these relationships will generate investment opportunities for us in the future.
We may not replicate the historical results achieved by Bain Capital Credit, or by our Advisor or its affiliates.
Our primary focus in making investments may differ from those of existing Bain Capital Credit Funds and the Related Funds. Past performance should not be relied upon as an indication of future results. There can be no guarantee that we will replicate our own historical performance, the historical success of Bain Capital Credit or the historical performance of Bain Capital Credit Funds and/or Related Funds, and we caution shareholders that our investment returns could be substantially lower than the returns achieved by them in prior periods. We cannot assure investors that we will be profitable in the future or that our Advisor will be able to continue to implement our investment objectives with the same degree of success as the Advisor’s affiliates have had in the past. Additionally, all or a portion of the prior results may have been achieved in particular market conditions that may never be repeated. Moreover, current or future market volatility and regulatory uncertainty may have an adverse impact on our future performance.
The due diligence process that our Advisor undertakes in connection with our investments may not reveal all the facts that may be relevant in connection with an investment.
Our Advisor’s due diligence may not reveal all of a company’s liabilities and may not reveal other weaknesses in its business. There can be no assurance that our due diligence process will uncover all relevant facts that would be material to an investment decision. Before making an investment in, or a loan to, a company, our Advisor will assess the strength and skills of the company’s management team and other factors that it believes are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Advisor will rely on the resources available to it and, in some cases, an investigation by third parties. This process is particularly important and highly subjective with respect to newly organized entities because there may be little or no information publicly available about the entities. We may make investments in, or loans to, companies, including middle market companies, which are not subject to public company reporting requirements, including requirements regarding preparation of financial statements, and will, therefore, depend upon the compliance by investment companies with their contractual reporting obligations and the ability of our Advisor’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. As a result, the evaluation of potential investments and the ability to perform due diligence on and effective monitoring of investments may be impeded, and we may not realize the returns which we expect on any particular investment. In the event of fraud by any company in which we invest or with respect to which we make a loan, we may suffer a partial or total loss of the amounts invested in that company.
Adverse developments in the credit markets may impair our ability to enter into new debt financing arrangements.
During the economic downturn in the United States that began in mid-2007,
many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited refinancing and loan modification transactions and reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. If these conditions recur, it may be difficult for us to enter into a new credit or other borrowing facility, obtain other financing to finance the growth of our investments, or refinance any outstanding indebtedness on acceptable economic terms, or at all.
Our executive officers and Trustees, our Advisor, Bain Capital Credit and their affiliates, officers, directors and employees may face certain conflicts of interest.
The executive officers and Trustees and other employees of Bain Capital Credit and our Advisor, including our portfolio managers, are, or may be, investors in, or serve, or may serve, as officers, directors, members, or principals of, entities that operate in the same or a related line of business as we do, or of Bain Capital Credit Clients. Similarly, Bain Capital Credit and its affiliated advisors may have other clients with similar, different or competing investment objectives. Accordingly, the members of the professional staff of Bain Capital Credit and our Advisor will have demands on their time for the investment, monitoring and other functions of other funds advised by Bain Capital Credit.
In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of, or may be adverse to the interests of, us or our shareholders. Although the professional staff of Bain Capital Credit will devote as much time to our management as appropriate to enable our Advisor to perform its duties in accordance with the Investment Advisory Agreement, Bain Capital Credit has, and will continue to have management responsibilities for Bain Capital Credit Clients. There is a potential that we will compete with these Bain Capital Credit Clients, for capital and investment opportunities. As a result, Bain Capital Credit and our portfolio managers will face conflicts in the allocation of investment opportunities among us and the Bain Capital Credit Clients and may make certain investments that are appropriate for us but for which we receive a relatively small allocation of such investment or no allocation at all. Bain Capital Credit intends to allocate investment opportunities among eligible Bain Capital Credit Clients in a manner that is fair and equitable over time and consistent with its allocation policy. However, we can offer no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time, and we may not be given the opportunity to participate in investments made by investment funds managed by our Advisor or an investment manager affiliated with our Advisor, including Bain Capital Credit. If our Advisor recommends a particular level of investment for us, and the aggregate amount recommended by our Advisor for us and for other participating Bain Capital Credit Clients exceeds the amount of the investment opportunity, subject to applicable law, investments made pursuant to exemptive relief will generally be allocated among the participants pro rata based on capital available for investment in the asset class being allocated and the respective governing documents of such Bain Capital Credit Clients. We expect that available capital for our investments will be determined based on the amount of cash on-hand,
existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Board or as imposed by applicable laws, rules, regulations or interpretations. In instances when investments are not made pursuant to exemptive relief, allocations among us and other Bain Capital Credit Clients, subject to applicable law and regulation, will be done in accordance with our Advisor’s trade allocation practice, which is generally pro rata based on order size. There can be no assurance that we will be able to participate in all investment opportunities that are suitable for us.
Further, to the extent permitted by applicable law, we and our affiliates may own investments at different levels of a portfolio company’s capital structure or otherwise own different classes of a portfolio company’s securities, which may give rise to conflicts of interest or perceived conflicts of interest. Conflicts may also arise because decisions regarding our portfolio may benefit our affiliates. Our affiliates may pursue or enforce rights with respect to one of our portfolio companies, and those activities may have an adverse effect on us.
Bain Capital Credit’s Credit Committee, our Advisor or its affiliates may, from time to time, possess material non-public
information, limiting our investment discretion.
The executive officers and directors, principals and other employees of Bain Capital Credit and our Advisor may serve as directors of, or in a similar capacity with, portfolio companies in which we invest, the securities of which are purchased or sold on our behalf, and may come into possession of material non-public
information with respect to issuers in which we may be considering making an investment. In the event that material non-public
information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies, the policies of Bain Capital, or as a result of applicable law or regulations, we could be prohibited for a period of time or indefinitely from purchasing or selling the securities of such companies, or we may be precluded from providing such information or other ideas to other funds affiliated with Bain Capital that may benefit from such information, and this prohibition may have an adverse effect on us.
Our management and incentive fee structure may create incentives for our Advisor that are not fully aligned with the interests of our shareholders and may induce our Advisor to make speculative investments.
In the course of our investing activities, we will pay management and incentive fees to our Advisor. We have entered into an Investment Advisory Agreement with our Advisor that provides that these fees will be based on the value of our gross assets (which includes assets purchased with borrowed amounts or other forms of leverage but excludes cash and cash equivalents), instead of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable). As a result, investors in our Common

Shares will invest on a “gross” basis and receive distributions on a “net” basis after expenses, including the costs of leverage, resulting in a lower rate of return than one might achieve if distributions were made on a gross basis. Because our management fees are based on the value of our gross assets, the incurrence of debt or the use of leverage will increase the management fees due to our Advisor. As such, our Advisor may have an incentive to use leverage to make additional investments. In addition, as additional leverage would magnify positive returns, if any, on our portfolio, our incentive fee would become payable to our Advisor (
i.e.
, exceed the Hurdle Amount) at a lower average return on our portfolio. Thus, if we incur additional leverage, our Advisor may receive additional incentive fees without any corresponding increase (and potentially with a decrease) in our net performance. Additionally, under the incentive fee structure, our Advisor may benefit when capital gains are recognized and, because our Advisor will determine when to sell a holding, our Advisor will control the timing of the recognition of such capital gains. As a result of these arrangements, there may be times when the management team of our Advisor has interests that differ from those of our shareholders, giving rise to a conflict. Furthermore, there is a risk our Advisor will make more speculative investments in an effort to receive this payment.
Payment-in-kind
(“PIK”) interest and original issue discount (“OID”) would increase our pre-incentive
fee net investment income by increasing the size of the loan balance of underlying loans and increasing our AUM and makes it easier for our Advisor to surpass the Hurdle Amount and increase the amount of incentive fees payable to our Advisor.
Our Advisor may have an incentive to invest more in companies whose securities are likely to yield capital gains, as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns. PIK interest and OID would increase our pre-incentive
fee net investment income by increasing the size of the loan balance of underlying loans and increasing our AUM and makes it easier for our Advisor to surpass the Hurdle Amount and increase the amount of incentive fees payable to our Advisor. Our Advisor may thus have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. Under these investments, we accrue the interest over the life of the investment but do not receive the cash income from the investment until the end of the term. Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. Thus, a portion of this incentive fee is based on income that we have not yet received in cash. This risk could be increased because our Advisor is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the accrued income (including accrued income with respect to OID, PIK interest and zero coupon securities).
The Board is charged with protecting our interests by monitoring how our Advisor addresses these and other conflicts of interests associated with its services and compensation. While they will not review or approve each investment decision or incurrence of leverage, our Independent Trustees will periodically review our Advisor’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our Independent Trustees will consider whether our fees and expenses (including those related to leverage) remain appropriate.
We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, bear our ratable share of any such investment company’s expenses, including management and performance fees. We also remain obligated to pay management and incentive fees to our Advisor with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our shareholders bears his or her share of the management and incentive fees of our Advisor as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest.

Conflicts created by the valuation process for certain portfolio holdings.
We expect to make many of our portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, the Board has designated the Advisor as “Valuation Designee” to perform fair value determinations for these investments pursuant to Rule
2a-5
under the 1940 Act, as described below in “—
The majority of our portfolio investments are recorded at fair value and, as a result, there may be uncertainty as to the value of our portfolio investments.”
Each of the interested members of the Board has an indirect pecuniary interest in our Advisor. The participation of our Advisor’s investment professionals in our valuation process, and the pecuniary interest in our Advisor by certain members of the Board, could result in a conflict of interest as our Advisor’s management fee is based, in part, on the value of our gross assets, and our incentive fees will be based, in part, on realized gains and realized and unrealized losses.
Conflicts may arise related to other arrangements with Bain Capital Credit and our Advisor’s other affiliates.
We have entered into an Administration Agreement with our Administrator pursuant to which we are required to pay to our Administrator our allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under such Administration Agreement, such as rent and our allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staffs. In addition, our Advisor has entered into a Resource Sharing Agreement with Bain Capital Credit pursuant to which Bain Capital Credit provides our Advisor with the resources necessary to fulfill its obligations under the Investment Advisory Agreement. These agreements create conflicts of interest that the Independent Trustees will monitor.
Our Advisor has limited liability and is entitled to indemnification under the Investment Advisory Agreement.
Under the Investment Advisory Agreement, our Advisor has not assumed any responsibility to us other than to render the services called for under that agreement. Our Advisor is not responsible for any action of the Board in following or declining to follow our Advisor’s advice or recommendations. Under the Investment Advisory Agreement, our Advisor, its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with our Advisor, including without limitation our Administrator, will not be liable to us for any actions taken or omitted to be taken by our Advisor in connection with the performance of any of its duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of us, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services. In addition, as part of the Investment Advisory Agreement, we have agreed to indemnify our Advisor and each of its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with our Advisor, and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by such party in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of us or our security holders) arising out of or otherwise based upon the performance of any of our Advisor’s duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of us, except in respect of any liability to us or our security holders to which such party would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of our Advisor’s duties or by reason of the reckless disregard of our Advisor’s duties and obligations under the Investment Advisory Agreement. These protections may lead our Advisor to act in a riskier manner when acting on our behalf than it would when acting for its own account.
We operate in an increasingly competitive market for investment opportunities, which could reduce returns and result in losses.
The business of investing in assets meeting our investment objectives is highly competitive.
Competition for investment opportunities includes a growing number of nontraditional participants, such as hedge funds, senior private debt funds, including BDCs, and other private investors, as well as more traditional lending institutions and competitors. Some of these competitors may have more experience than us and considerably greater resources than us and access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than ours, and thus these competitors may have advantages not shared by us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the requirements we must satisfy to maintain our RIC qualification. Increased competition for, or a diminishment in the available supply of, investments suitable for us could result in lower returns on such investments and have a material adverse effect on our business, financial condition and results of operations. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objectives.
Moreover, the identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. We may incur significant expenses in connection with identifying investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third-party service providers.
With respect to the investments we make, we will not seek to compete based primarily on the interest rates we will offer, and we believe that some of our competitors may make loans with interest rates that will be lower than the rates we offer. In the secondary market for acquiring existing loans, we expect to compete generally on the basis of pricing terms. With respect to all investments, we may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. We may also compete for investment opportunities with Bain Capital Credit Funds and Related Funds.
See
“— Our executive officers and Trustees, our Advisor, Bain Capital Credit and their affiliates, officers, directors and employees may face certain conflicts of interest.”
We may need to raise additional capital.
We intend to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain additional capital to fund new investments and grow our portfolio of investments. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, we are required to distribute in respect of each taxable year for U.S. federal income tax purposes an amount generally at least equal to 90% of the sum of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, for such taxable year to our shareholders to maintain our ability to be eligible for treatment as a RIC. Amounts so distributed will not be available to fund new investments or repay maturing debt. An inability on our part to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which would have an adverse effect on the value of our securities.
Further, we may pursue growth through acquisitions or strategic investments in new businesses. Completion and timing of any such acquisitions or strategic investments may be subject to a number of contingencies and risks. There can be no assurance that the integration of an acquired business will be successful or that an acquired business will prove to be profitable or sustainable.
Our business could be adversely affected in the event we default under our debt agreements.
In the event we default on any credit or other borrowing facility or if we receive margin calls or are otherwise required to post additional collateral (which may occur as a consequence of increased volatility and uncertainty in global markets), our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such credit facility or such future credit or other borrowing facility, any of which would have a material adverse effect on our business, ability to make distributions, financial condition, results of operations and cash flows. If we were unable to obtain a waiver of a default from the lenders or holders of that indebtedness, as applicable, those lenders or holders could accelerate repayment under that indebtedness, which may result in cross-acceleration of other indebtedness. An acceleration could have a material adverse impact on our business, financial condition and results of operations.
In addition, following any such default, the agent for the lenders under the relevant credit facility or such future credit or other borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Lastly, as a result of any such default, we may be unable to obtain additional leverage, which could, in turn, affect our return on capital.
Our strategy involves a high degree of leverage. We intend to continue to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us. The risks of investment in a highly leveraged fund include volatility and possible distribution restrictions.
The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities. However, we currently borrow from, and may in the future issue debt securities to, banks, insurance companies and other lenders. Lenders of these funds will have fixed dollar claims on our assets that are superior to the claims of our common shareholders, and we would expect such lenders to seek recovery against our assets in the event of a default. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instruments we may enter into with lenders. In addition, under the terms of our debt agreements and any future credit or other borrowing facility or other debt instrument we may enter into, we are likely to be required to use the net proceeds of any investments that we sell to repay a portion of the amount borrowed under such facility or instrument before applying such net proceeds to any other uses. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not used leverage, thereby magnifying losses or eliminating our stake in a leveraged investment. Similarly, any decrease in our revenue or income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make distribution payments on our Common Shares. Our ability to service any debt will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. In addition, our common shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the base management fee payable to our Advisor.
We cannot assure investors that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our debt agreements or otherwise in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before it matures. We cannot assure investors that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets or seeking additional equity. We cannot assure investors that any such actions, if necessary, could be affected on commercially reasonable terms or at all, or on terms that would not be disadvantageous to our shareholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

The Small Business Credit Availability Act (the “SBCAA”) modified the applicable section of the 1940 Act and decreased the asset coverage requirements applicable to BDCs from 200% to 150% (subject to either shareholder approval or approval of both a majority of the Board and a majority of Trustees who are not interested persons). As a BDC, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings, at least equals 150% after such issuance. If this ratio declines below 150%, we will not be able to incur additional debt and could be required to sell a portion of our investments to repay some debt when it is otherwise disadvantageous for us to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we employ will depend on our Advisor’s assessment of market and other factors at the time of any proposed borrowing. We cannot assure shareholders that we will be able to obtain credit at all or on terms acceptable to us.
As of December 31, 2023, we had approximately $100 million of outstanding borrowings under (i) a revolving credit facility (the “GS Revolving Credit Facility”) we entered into as borrower, with Goldman Sachs Bank USA, as syndication agent and administrative agent, and Computershare Trust Company, N.A., as collateral administrator, collateral agent and collateral custodian and (ii) a senior secured revolving credit agreement (the “SMBC Revolving Credit Facility” and collectively with the GS Revolving Credit Facility, the “Credit Facilities”) we entered into as borrower, with Sumitomo Mitsui Banking Corporation, as administrative agent, sole book runner and lead arranger. The weighted average stated interest rate on our principal amount of outstanding indebtedness as of December 31, 2023 was 8.16% (excluding deferred financing costs, deferred issuance costs and unused fees). We intend to continue borrowing under the Credit Facilities in the future and we may increase the size of the Credit Facilities or issue debt securities or other evidences of indebtedness (although there can be no assurance that we will be successful in doing so). For more information on our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition, Liquidity and Capital Resources.” Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our Advisor’s and our Board’s assessments of market and other factors at the time of any proposed borrowing.
The Credit Facilities impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew the Credit Facilities or to add new or replacement debt facilities or to issue debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition and results of operations.
The following table illustrates the effect on return to a holder of our Common Shares of the leverage created by our use of borrowing at the weighted average stated interest rate of 8.16% (excluding deferred financing costs, deferred issuance costs and unused fees) as of December 31, 2023, together with (a) our total value of net assets as of December 31, 2023; (b) approximately $100 million in aggregate principal amount of indebtedness outstanding as of December 31, 2023 and (c) hypothetical annual returns on our portfolio of minus 10% to plus 10%.

	Assumed Return on Portfolio (Net of Expenses) (1)
	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholders (2)	-27.69%	-17.54%	-7.40%	2.75%	12.89%

(1)
The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2023. As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2023.

(2)
In order to compute the “Corresponding Return to Common Shareholders,” the “Assumed Return on Portfolio” is multiplied by the total value of our assets as of December 31, 2023 to obtain an assumed return to us. From this amount, the interest expense (calculated by multiplying the weighted average stated interest rate of 8.16% by the approximately $100 million of principal debt outstanding) is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of our net assets as of December 31, 2023 to determine the “Corresponding Return to Common Shareholders.”

Based on our outstanding indebtedness of $100 million as of December 31, 2023 and the effective weighted average annual interest rate of 8.16% as of that date (excluding deferred financing costs, deferred issuance costs and unused fees), our investment portfolio would have been required to experience an annual return of at least 4.23% to cover annual interest payments on the outstanding debt.
The discontinuation of LIBOR could have a significant impact on our business.
The London Interbank Offered Rate (“LIBOR”) was a leading floating rate benchmark used in loans, notes, derivatives and other instruments or investments. As a result of benchmark reforms, publication of most LIBOR settings has ceased. Some LIBOR settings continue to be published, but only on a temporary, synthetic and non-representative
basis. Regulated entities have generally ceased entering into new LIBOR contracts in connection with regulatory guidance and prohibitions. There remains uncertainty regarding the future use of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on the Company or on certain instruments in which the Company invests are not known. Various financial industry groups and certain regulators have taken actions to establish alternative reference rates (e.g., SOFR), which measures the cost of overnight borrowings through repurchase agreement transactions collateralized with U.S. Treasury securities and is intended to replace U.S. dollar LIBOR with certain adjustments).
Given the inherent differences between LIBOR and rates like SOFR or any other alternative benchmark rates that may be established, there are many uncertainties regarding a transition from LIBOR, including, but not limited to, the need to amend all contracts with LIBOR as the referenced rate and how this will impact the cost of variable rate debt and certain derivative financial instruments. In addition, SOFR or other alternative benchmark rates may fail to gain market acceptance. Any failure of SOFR or alternative benchmark rates to gain market acceptance could adversely affect the return on, value of and market for securities linked to such rates.
At this time, it is not possible to predict the effect of any such changes, any establishment of alternative benchmark rates or any other reforms to LIBOR that may be enacted. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to the Company or on the Company’s overall financial condition or results of operations. In addition, when LIBOR ceases to exist, the Company may need to renegotiate credit agreements extending beyond the LIBOR phase out date with portfolio companies that continue to utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with the new standard that is established, which may have an adverse effect on the Company’s overall financial condition or results of operations. Following the replacement of LIBOR, some or all of these credit agreements may bear interest a lower interest rate, which could have an adverse impact on the Company’s results of operations. Moreover, when LIBOR ceases to exist, the Company may need to renegotiate certain terms of its credit facilities. If the Company is unable to do so, amounts drawn under its credit facilities may bear interest at a higher rate, which would increase the cost of its borrowings and, in turn, affect its results of operations. The potential effect of a transition away from LIBOR on the Company or the financial instruments in which the Company invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments.
The Internal Revenue Service (the “IRS”) has issued regulations regarding the tax consequences of the transition from LIBOR or another interbank offered rate (“IBOR”) to a new reference rate in debt instruments and non-debt
contracts. Under the regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the regulations)

including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect. In July 2017, the head of the United Kingdom Financial Conduct Authority announced the intention to phase out the use of LIBOR by the end of 2021. At this time, no consensus exists as to what rate or rates will become accepted alternatives to LIBOR. In April 2018, the U.S. Federal Reserve began publishing an alternative rate for U.S. dollar LIBOR called the SOFR. The Bank of England followed suit in April 2018 by publishing its proposed alternative rate, the Sterling Overnight Index Average (“SONIA”). Given the inherent differences between LIBOR, SOFR and SONIA, or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR, including, but not limited to, the need to amend all contracts with LIBOR as the referenced rate and how this will impact the cost of variable rate debt and certain derivative financial instruments. In addition, SOFR, SONIA or other replacement rates may fail to gain market acceptance. Any failure of SOFR, SONIA or alternative reference rates to gain market acceptance could adversely affect the return on, value of and market for securities linked to such rates.
We are and may be subject to restrictions under our debt agreements and any future credit or other borrowing facility that could adversely impact our business.
Our debt agreements may be backed by all or a portion of our loans and securities on which the lenders may have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, any security interests as well as negative covenants included in our debt agreements or any future credit or other borrowing facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under our debt agreements or any future credit or other borrowing facility were to decrease, we would be required to secure additional assets in an amount equal to any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under the relevant credit facility or any other borrowing facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to pay distributions.
In addition, under our debt agreements and any future credit or other borrowing facilities, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as restrictions on leverage, which may affect the amount of funding that may be obtained. For example, proceeds of the loans under the credit facilities may be used to acquire certain qualifying loans and such other uses as permitted under the credit facilities. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under our debt agreements or any future credit or other borrowing facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our revenues and, by delaying any cash payment allowed to us under the relevant credit facility or any other borrowing facility until the lenders have been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business and/or make distributions to shareholders required to maintain our ability to be eligible for treatment as a RIC.
The majority of our portfolio investments are recorded at fair value and, as a result, there may be uncertainty as to the value of our portfolio investments.
We expect that many of our portfolio investments will take the form of loans and securities that are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not have market quotations available and the fair value may not be readily determinable. If market quotations are not available or reliable, the Advisor will value these investments pursuant to its own written valuation policies and procedures as approved by the Board, pursuant to its delegation to the Advisor, including to reflect significant events affecting the value of our investments. Many, if not all, of our investments (other than cash) may be classified as Level 3 under ASC Topic 820,
Fair Value Measurement
(“ASC 820”). This means that our portfolio valuations will be based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. We expect that inputs into the determination of fair value of our portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding
nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We retain the services of one or more independent service providers to review the valuation of these loans and securities. However, the ultimate determination of fair value will be made by the Advisor as the Valuation Designee and not by such third-party valuation firm. The types of factors that the Advisor may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future, comparisons to publicly traded companies, relevant credit market indices and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we consider the pricing indicated by the external event to corroborate our valuation.
Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. Also, since these valuations are, to a large extent, based on estimates, comparisons and qualitative evaluations of private information, our fair valuation process could make it more difficult for investors to accurately value our investments and could lead to undervaluation or overvaluation of our securities. In addition, the valuation of these types of securities may result in substantial write-downs and earnings volatility. Also, privately held companies frequently have less diverse product lines and smaller market presence than larger public competitors.
Our NAV could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such loans and securities. Further, our NAV as of a particular date may be materially greater than or less than the value that would be realized if our assets were to be liquidated as of such date. For example, if we were required to sell a certain asset or all or a substantial portion of our assets on a particular date, the actual price that we would realize upon the disposition of such asset or assets could be materially less than the value of such asset or assets as reflected in our NAV. Volatile market conditions could also cause reduced liquidity in the market for certain assets, which could result in liquidation values that are materially less than the values of such assets as reflected in our NAV.

We will adjust on a monthly basis the valuation of our portfolio to reflect the Advisor’s determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our consolidated statements of operations as net change in unrealized appreciation or depreciation on investments.
New or modified laws or regulations governing our operations could adversely affect our business.
We and our portfolio companies are subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, could change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations could also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our business.
The effects of legislative and regulatory proposals directed at the financial services industry or affecting taxation could negatively impact our operations, cash flows or financial condition or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and could be subject to civil fines and criminal penalties.
We invest in securities of issuers that are subject to governmental and non-governmental
regulations, including by federal and state regulators and various self-regulatory organizations. Companies participating in regulated activities could incur significant costs to comply with these laws and regulations. If a company in which we invest fails to comply with an applicable regulatory regime, it could be subject to fines, injunctions, operating restrictions or criminal prosecution, any of which could materially and adversely affect the value of our investment. Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, could cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to our strategies and plans and could shift our investment focus from the areas of expertise of our Advisor to other types of investments in which our Advisor could have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of an investment. If we invest in commodity interests in the future, our Advisor could determine not to use investment strategies that trigger additional regulation by the U.S. Commodity Futures Trading Commission (“CFTC”) or may determine to operate subject to CFTC regulation, if applicable. If we or our Advisor were to operate subject to CFTC regulation, we could incur additional expenses and would be subject to additional regulation.
Further, there has been increasing commentary among regulators and intergovernmental institutions, including the Financial Stability Board and International Monetary Fund, on the topic of “shadow banking” (a term generally taken to refer to credit intermediation involving entities and activities outside the regulated banking system). We are an entity outside the regulated banking system and certain of our activities may be argued to fall within this definition and, in consequence, may be subject to regulatory developments. As a result, we and our Advisor could be subject to increased levels of oversight and regulation. This could increase costs and limit operations. In an extreme eventuality, it is possible that such regulations could render our continued operation unviable and lead to its premature termination or restructuring.
The central banks and, in particular, the Federal Reserve, have taken unprecedented steps in recent periods. It is impossible to predict if, how, and to what extent the United States and other governments would further intervene in the credit markets. Such intervention is often prompted by politically sensitive issues involving family homes, student loans, real estate speculation, credit card receivables, pandemics, etc., and could, as a result, be contrary to what we would predict from an “economically rational” perspective.

On the other hand, recent governmental intervention could mean that the willingness of governmental bodies to take additional extraordinary action is diminished. As a result, in the event of near-term major market disruptions, there might be only limited additional government intervention, resulting in correspondingly greater market dislocation and materially greater market risk.
U.S. and
non-U.S.
markets could experience political uncertainty and/or change that subjects investments to heightened risks. These heightened risks could also include, but are not limited to: increased risk of default (by both government and private issuers); greater social, trade, economic and political instability (including the risk of war or terrorist activity); greater governmental involvement in the economy; less governmental supervision and regulation of the securities markets and market participants; greater fluctuations in currency exchange rates; controls or restrictions on foreign investment and/or trade, capital controls and limitation on repatriation of invested capital and on the ability to exchange currencies; inability to purchase and sell investments or otherwise settle security or derivative transactions (i.e., a market freeze); unavailability of currency hedging techniques; and slower clearance. During times of political uncertainty and/or change, global markets often become more volatile. There could also be a lower level of monitoring and regulation of markets while a country is experiencing political uncertainty and/or change, and the activities of investors in such markets and enforcement of existing regulations could become more limited. Markets experiencing political uncertainty and/or change could have substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates typically have negative effects on such countries’ economies and markets. Tax laws could change materially, and any changes in tax laws could have an unpredictable effect on us, our investments and our investors. There can be no assurance that political changes will not cause us or our investors to suffer losses.
We are subject to certain risks related to being an “emerging growth company”.
We will be and we will remain an “emerging growth company” as defined in the JOBS Act for five years after initial public offering or until or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible
debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule
12b-2
under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our shares less attractive because we will rely on some or all of these exemptions.
The Board may change our investment objectives, operating policies and strategies without prior notice or shareholder approval.
The Board has the authority, except as otherwise provided in the 1940 Act, to modify or waive certain of our investment objectives, operating policies and strategies without prior notice and without shareholder approval. However, absent shareholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. Under Delaware law, we also cannot be dissolved without prior shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and financial condition. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions to our shareholders.
Provisions of the Delaware Statutory Trust Act and of our Declaration of Trust and Bylaws could deter takeover attempts.
The Delaware Statutory Trust Act, as amended (the “DSTA”), contains provisions that may discourage, delay or make more difficult a change in control of us or the removal of our Trustees. Our Declaration of Trust (as amended and/or restated from time to time, the “Declaration of Trust”) and Bylaws (as amended and/or restated from time to time, the “Bylaws”) contain provisions that limit liability and provide for indemnification of our trustees and officers. These provisions and others which we may adopt also may have the effect of deterring hostile takeovers or delaying changes in control or management.
We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our Declaration of Trust that classify the Board in three classes serving staggered three-year terms, and provisions of our Declaration of Trust authorizing our Board to classify or reclassify shares in one or more classes or series and to cause the issuance of additional Common Shares. These provisions, as well as other provisions we have adopted or may adopt in our Declaration of Trust and Bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.
Provisions in our Declaration of Trust could make it more difficult for a potential acquirer to acquire us.
Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each. These provisions may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Common Shares and could entrench management. In particular, a classified Board with three-year staggered terms could delay the ability of shareholders to change the membership of a majority of the Board.
Our Declaration of Trust requires, to the fullest extent permitted by law and except for claims arising under federal or state securities laws, that derivative actions brought in our name, actions against our Trustees, officers, other employees or shareholders for breach of fiduciary duty and other similar actions may be brought in a federal or state court located in the state of Delaware.
Our Declaration of Trust provides that, to the fullest extent permitted by law and except for claims arising under federal or state securities laws, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our Trustees, officers or other employees to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the DSTA, our Declaration of Trust or Bylaws or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a federal or state court located in the state of Delaware. Any person or entity purchasing or otherwise acquiring any interest in our Common Shares shall be deemed, to the fullest extent permitted by law, to have notice of and consented to these exclusive forum provisions and to have irrevocably submitted to, and waived any objection to, the exclusive jurisdiction of such courts in connection with any such action or proceeding and consented to process being served in any such action or proceeding, without limitation, by United States mail addressed to the shareholder at the shareholder’s address as it appears on our records, with postage thereon prepaid.
This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our Trustees, officers, other employees or shareholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Declaration of Trust to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Advisor has the ability to terminate the Investment Advisory Agreement on 120 days’ written notice and our Administrator has the ability to terminate the Administration Agreement on 60 days’ written notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
The Investment Advisory Agreement provides that it is terminable (a) by the Company upon 60 days’ written notice to the Advisor: (i) upon the affirmative vote of holders of a majority of the outstanding voting securities of the Company entitled to vote on the matter (as “majority of the outstanding voting securities” is defined in Section 2(a)(42) of the 1940 Act) or (ii) by the vote of the Independent Trustees; or (b) by the Advisor upon not less than one hundred twenty (120) days’ written notice to the Company, in each case without cause or penalty. Similarly, our Administrator has the right under the Administration Agreement to resign at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our Advisor or our Administrator were to resign, we may not be able to find a new investment adviser or administrator, as applicable, or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 120 days or 60 days, as applicable, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, and our financial condition, business and results of operations as well as our ability to pay distributions to our shareholders are likely to be adversely affected. In addition, the coordination of our internal management and investment or administrative activities, as applicable, is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Advisor, or our Administrator, as applicable. Even if we are able to retain a comparable service provider or individuals performing such services are retained, whether internal or external, their integration and lack of familiarity with our investment objectives may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.
In addition, if our Advisor resigns or is terminated, we would lose the benefits of our relationship with Bain Capital Credit, including the use of Bain Capital Credit’s communication and information systems, insights into our existing portfolio, market expertise, sector and macroeconomic views and due diligence capabilities, as well as any investment opportunities referred to us by Bain Capital Credit, and we would be required to change our name, which may have a material adverse impact on our operations.
Risks Relating to the 1940 Act
We and our Advisor are subject to regulations and SEC oversight. If we or they fail to comply with applicable requirements, it may adversely impact our results relative to companies that are not subject to such regulations.
As a BDC, we will be subject to a portion of the 1940 Act. In addition, we intend to elect to be treated, and intend to operate in a manner so as to continuously qualify, as a RIC in accordance with the requirements of Subchapter M of the Code. The 1940 Act and the Code impose various restrictions on the management of a BDC, including related to portfolio construction, asset selection, and tax. These restrictions may reduce the chances that the BDC will achieve results similar to those of other vehicles managed by Bain Capital Credit and/or our Advisor.
However, if we do not maintain our status as a BDC, we would be subject to regulation as a registered closed-end
investment company under the 1940 Act. As a registered
closed-end
investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease our operating flexibility.
In addition to these and other requirements applicable to us, our Advisor is subject to regulatory oversight by the SEC. To the extent the SEC raises concerns or has negative findings concerning the manner in which we or our Advisor operate, it could adversely affect our business.

Our ability to enter into transactions with our affiliates is restricted.
We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our Independent Trustees and, in some cases, the SEC. We consider our Advisor and its affiliates, including Bain Capital Credit, to be our affiliates for such purposes. In addition, any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to such affiliate without the prior approval of our Independent Trustees. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company, without prior approval of our Independent Trustees and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.
We may, however, invest alongside Bain Capital Credit Clients in certain circumstances where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations or exemptive orders. For example, we may invest alongside Bain Capital Credit Clients consistent with guidance promulgated by the SEC staff to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that Bain Capital Credit and our Advisor, acting on our behalf and on behalf of such Bain Capital Credit Clients, negotiates no term other than price. We may also invest alongside Bain Capital Credit Clients as otherwise permissible under regulatory guidance, applicable regulations or exemptive orders and Bain Capital Credit’s allocation policy. If we are prohibited by applicable law from investing alongside Bain Capital Credit Clients with respect to an investment opportunity, we may not be able to participate in such investment opportunity. If our Advisor recommends a particular level of investment to us, and the aggregate amount recommended to us by our Advisor and to other participating Bain Capital Credit Clients exceeds the amount of the investment opportunity, subject to applicable law, investments made pursuant to exemptive relief will generally be allocated among the participants pro rata based on capital available for investment in the asset class being allocated and the respective governing documents of the Bain Capital Credit Clients. We expect that available capital for our investments will be determined based on the amount of cash on-hand,
existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Board or as imposed by applicable laws, rules, regulations or interpretations. In instances when investments are not made pursuant to exemptive relief, allocations among us and other Bain Capital Credit Clients, subject to applicable law and regulation, will be done in accordance with our Advisor’s trade allocation practice, which is generally pro rata based on order size. However, there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.
In situations where
co-investment
with other Bain Capital Credit Clients is not permitted or appropriate, subject to the limitations described in the preceding paragraph, Bain Capital Credit will need to decide which client will proceed with the investment. Similar restrictions limit our ability to transact business with our officers or Trustees or their affiliates. These restrictions will limit the scope of investment opportunities that would otherwise be available to us.
We, our Advisor and Bain Capital Credit have been granted exemptive relief from the SEC to permit greater flexibility to negotiate the terms of co-investments
if the Board determines that it would be advantageous for us to co-invest
with other Bain Capital Credit Clients in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent other Bain Capital Credit Clients funds, accounts and investment vehicles managed by Bain Capital Credit may afford us additional investment opportunities and an ability to achieve greater diversification. Accordingly, our exemptive order permits us to invest with Bain Capital Credit Clients in the same portfolio companies under circumstances in which such investments would otherwise not be permitted by the 1940 Act. Our exemptive relief permitting co-investment
transactions generally applies only if our Independent Trustees and Trustees who have no financial interest in such transaction review and approve in advance each co-investment
transaction. The exemptive relief imposes other conditions with which we must comply to engage in co-investment
transactions.

Our ability to sell or otherwise exit investments also invested in by other Bain Capital Credit investment vehicles is restricted.
We may be considered affiliates with respect to certain of our portfolio companies because our affiliates, which may include other Bain Capital Credit Funds, also hold interests in these portfolio companies and as such these interests may be considered a joint enterprise under the 1940 Act. To the extent that our interests in these portfolio companies may need to be restructured in the future or to the extent that we choose to exit certain of these transactions, our ability to do so will be limited.
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.
As a BDC, we may not acquire any assets other than qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on
investments and investments in distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a common equity market capitalization that is less than $250.0 million at the time of such investment.
We may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on
investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.
We may issue debt securities and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals 150%, provided if certain disclosure and approval requirements are met, of our gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments at a time when such sales may be disadvantageous to us in order to repay a portion of our indebtedness.
Furthermore, equity capital may be difficult to raise because, subject to some limited exceptions we are not generally able to issue and sell our Common Shares at a price per share below NAV. We may, however, sell our Common Shares, or warrants, options, or rights to acquire our Common Shares, at a price below the current NAV of our Common Shares if the Board determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the market value of such securities (less any distributing commission or discount). We do not currently have authorization from our shareholders to issue Common Shares at a price below its then current NAV per share.

Certain investors are limited in their ability to make significant investments in us.
Private funds that are excluded from the definition of “investment company” either pursuant to Section 3(c)(1) or 3(c)(7) of the 1940 Act are restricted from acquiring directly or through a controlled entity more than 3% of our total outstanding voting shares (measured at the time of the acquisition).
Investment companies registered under the 1940 Act and BDCs, such as us, are also subject to this restriction as well as other limitations under the 1940 Act that would restrict the amount that they are able to invest in our securities. As a result, certain investors will be limited in their ability to make significant investments in us at a time that they might desire to do so.
Risks Relating to Our Investments
Our portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity, and rising interest rates may make it more difficult for portfolio companies to make periodic payments on their loans.
Our portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity. This risk and the risk of default is increased to the extent that the loan documents do not require the portfolio companies to pay down the outstanding principal of such debt prior to maturity. In addition, if general interest rates rise, there is a risk that our portfolio companies will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Any failure of one or more portfolio companies to repay or refinance its debt at or prior to maturity or the inability of one or more portfolio companies to make ongoing payments following an increase in contractual interest rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may need to restructure the capitalization of some portfolio companies, which could result in reduced interest payments or permanent impairments on our investments. Any such decrease in our net investment income would increase the percentage of our cash flows dedicated to debt service and distribution payments to shareholders. If these amounts become unsustainable, we may be required to reduce the amount of our distributions to shareholders.
Our debt investments may be risky, and we could lose all or part of our investments.
Debt portfolios are subject to credit and interest rate risk. “Credit risk” refers to the likelihood that an issuer will default in the payment of principal and/or interest on an instrument. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, subordination, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument, and securities which are rated by rating agencies are often reviewed and may be subject to downgrade. “Interest rate risk” refers to the risks associated with market changes in interest rates. Factors that may affect market interest rates include, without limitation, inflation, slow or stagnant economic growth or recession, unemployment, money supply and the monetary policies of the Federal Reserve Board and central banks throughout the world, international disorders and instability in domestic and foreign financial markets.
While the Federal Reserve raised interest rates throughout 2022 and 2023, it has held interest rates steady towards the end of 2023 and indicated that interest rate cuts may occur in 2024. These developments, along with domestic and international debt and credit concerns, could cause interest rates to be volatile, which may negatively impact our ability to access the debt markets on favorable terms. Interest rate changes may also affect the value of a debt instrument indirectly (especially in the case of fixed rate securities) and directly (especially in the case of instruments whose rates are adjustable). In general, rising interest rates will negatively impact the price of a fixed rate debt instrument and falling interest rates will have a positive effect on price. Adjustable rate instruments may also react to interest rate changes in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including, among other factors, the index chosen, frequency of reset and reset caps or floors). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. In a changing interest rate environment, we may not be able to manage this risk effectively, which in turn could adversely affect our performance.
We may hold the debt securities of leveraged companies.
Portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities, or a larger number of qualified managerial and technical personnel. As a result, portfolio companies which our Advisor expects to be stable may operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive position or may otherwise have a weak financial condition or be experiencing financial distress.
Portfolio companies may issue certain types of debt, such as senior loans, mezzanine or high yield in connection with leveraged acquisitions or recapitalizations in which the portfolio company incurs a substantially higher amount of indebtedness than the level at which it had previously operated. Leverage may have important consequences to these portfolio companies and us as an investor. For example, the substantial indebtedness of a portfolio company could (i) limit its ability to borrow money for its working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes, (ii) require it to dedicate a substantial portion of its cash flow from operations to the repayment of its indebtedness, thereby reducing funds available to it for other purposes, (iii) make it more highly leveraged than some of its competitors, which may place it at a competitive disadvantage, and (iv) subject it to restrictive financial and operating covenants, which may preclude it from favorable business activities or the financing of future operations or other capital needs. As a result, the ability of these leveraged companies to respond to changing business and economic conditions and to take advantage of business opportunities may be limited.
A leveraged portfolio company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used. In addition, a portfolio company with a leveraged capital structure will be subject to increased exposure to adverse economic factors, such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of that portfolio company or its industry. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their loans and debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. If a portfolio company is unable to generate sufficient cash flow to meet all of its obligations, it may take alternative measures (e.g., reduce or delay capital expenditures, sell assets, seek additional capital, or seek to restructure, extend or refinance indebtedness). These actions may negatively affect our investment in such a portfolio company. Accordingly, leveraged companies may enter into bankruptcy proceedings at higher rates than companies that are not leveraged.
We expect to invest in middle market companies, which involve higher risks than investments in larger companies.
We invest, and expect to invest in middle market companies, which companies often involve higher risks because they lack the management experience, financial resources, product diversification and competitive strength of larger corporations, all of which may contribute to illiquidity, and may, in turn, adversely affect the price and timing of liquidation of our investments.
Middle market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on one or more of the portfolio companies we invest in and, in turn, on us. Middle market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, our executive officers, Trustees and our Advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in portfolio companies.
In addition, investment in middle market companies involves a number of other significant risks, including:

•
they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•
they generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•	changes in laws and regulations, as well as their interpretations, may adversely affect their business, financial structure or prospects; and

•	they may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
The lack of liquidity in our investments may adversely affect our business.
The lack of an established, liquid secondary market for a large portion of our investments may have an adverse effect on the market value of our investments and on our ability to dispose of them. Additionally, our investments may be subject to certain transfer restrictions that may also contribute to illiquidity. Further, our assets that are typically traded in a liquid market may become illiquid if the applicable trading market tightens. Therefore, no assurance can be given that we can dispose of a particular investment at its prevailing fair value.
A portion of our investments may consist of securities that are subject to restrictions on resale by us because they were acquired in a “private placement” or similar transaction or because we are deemed to be an affiliate of the issuer of such securities. We will be able to sell such securities only under applicable securities laws, which may permit only limited sales under specified conditions or subject us to additional potential liability.
Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our NAV through increased net unrealized depreciation.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Advisor as the Valuation Designee as described above in “—
The majority of our portfolio investments are recorded at fair value and, as a result, there may be uncertainty as to the value of our portfolio investments.
”
When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can also adversely affect our investment valuations. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our NAV by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our investments in secured loans may nonetheless expose us to losses from default and foreclosure.
While we may invest in secured loans, we may nonetheless be exposed to losses resulting from default and foreclosure. Therefore, the value of the underlying collateral, the creditworthiness of the borrower and the priority of the lien are each of great importance. In some circumstances, our lien could be subordinated to claims of other creditors, such as trade creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt investment. We cannot guarantee the adequacy of the protection of our interests, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. There is a risk that the collateral securing our debt investment may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital.
Furthermore, we cannot assure that claims may not be asserted that might interfere with enforcement of our rights. In addition, in the event of any default under a secured loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the secured loan, which could have a material adverse effect on our cash flow from operations.
In the event of a foreclosure, we may assume direct ownership of the underlying asset. The liquidation proceeds upon sale of such asset may not satisfy the entire outstanding balance of principal and interest on the loan, resulting in a loss to us. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss.
These risks are magnified for stretch senior loans. Stretch senior loans are senior loans that have a greater loan-to-value
ratio than traditional senior loans and typically carry a higher interest rate to compensate for the additional risk. Because stretch senior loans have a greater loan-to-value
ratio, there is potentially less over-collateralization available to cover the entire principal of the stretch senior loan.
Our investments in mezzanine debt and other junior securities are subordinate to senior indebtedness of the applicable company and are subject to greater risk.
The mezzanine debt and other junior securities in which we may invest are typically contractually or structurally subordinate to senior indebtedness of the applicable company, or effectively subordinated as a result of being unsecured debt and therefore subject to the prior repayment of secured indebtedness to the extent of the value of the assets pledged as security. In some cases, the subordinated debt held by us may be subject to the prior repayment of different classes of senior debt that may be in priority ahead of the debt held by us. In the event of financial difficulty on the part of a portfolio company, such class or classes of senior indebtedness ranking prior to the debt held by us, and interest thereon and related expenses, must first be repaid in full before any recovery may be had on our mezzanine or other subordinated investments. Subordinated investments are characterized by greater credit risks than those associated with the senior or senior secured obligations of the same issuer. In addition, under certain circumstances the holders of the senior indebtedness will have the right to block the payment of interest and principal on our mezzanine debt and other junior securities and to prevent us from pursuing its remedies on account of such non-payment against the issuer. Further, in the event of any debt restructuring or workout of the indebtedness of any issuer, the holders of the senior indebtedness will likely control the creditor side of such negotiations.
Many issuers of mezzanine debt and other junior securities are highly leveraged, and their relatively high debt-to-equity
ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of mezzanine debt and other junior securities may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Adverse changes in the financial condition of an issuer, general economic conditions, or both, may impair the ability of such issuer to make payments on the subordinated securities and result in defaults on such securities more quickly than in the case of the senior obligations of such issuer. Mezzanine debt and other junior securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuer. Finally, the market values of certain mezzanine debt and other junior securities may reflect individual corporate developments.
Investments in mezzanine debt and other junior securities may also be in the form of zero-coupon
or deferred interest bonds, which are bonds which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon
bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. These investments typically experience greater volatility in market value due to changes in the interest rates than bonds that provide for regular payments of interest. We may make subordinated investments that rank below other obligations of the obligor in right of payment. Subordinated investments are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high debt-to-equity
ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations.
Our prospective portfolio companies may prepay loans, which may reduce our yields if capital returned cannot be invested in transactions with equal or greater expected yields.
The terms of loans acquired or originated by us may be subject to early prepayment options or similar provisions which, in each case, could result in us realizing repayments of such loans earlier than expected, sometimes with no or a nominal prepayment premium. This may happen when there is a decline in interest rates, when the portfolio company’s improved credit or operating or financial performance allows the refinancing of certain classes of debt with lower cost debt or when the general credit market conditions improve. Prepayments could also negatively impact our ability to pay, or the amount of, distributions on our Common Shares. Further, in the case of some of these loans, having the loan paid early may have the effect of reducing our actual investment income below our expected investment income if the capital returned cannot be invested in transactions with equal or greater yields. Our inability to reinvest such proceeds may materially affect our overall performance.
We are generally unable to predict the rate and frequency of such prepayments. Whether a loan is prepaid will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such portfolio company the ability to replace existing financing with less expensive capital. In periods of rising interest rates, the risk of prepayment of floating rate loans may increase if other financing sources are available. As market conditions change frequently, we will often be unable to predict when, and if, this may be possible for each of our portfolio companies.
Our loans may have limited amortization requirements.
We may invest in debt that has limited mandatory amortization and interim repayment requirements. A low level of amortization of any debt, over the life of the investment, may increase the risk that a portfolio company will not be able to repay or refinance the debt held by us when it comes due at its final stated maturity.
We may invest in high yield debt, or junk bonds, which has greater credit and liquidity risk than more highly rated debt obligations.
We may invest in high yield debt, a substantial portion of which may be rated below investment-grade by one or more nationally recognized statistical rating organizations or is unrated but of comparable credit quality to obligations rated below investment-grade, and has greater credit and liquidity risk than more highly rated debt obligations. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity
ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. High yield debt generally experiences greater default rates than is the case for investment-grade securities. Certain of these securities may not be publicly traded, and therefore it may be difficult to obtain information as to the true condition of the issuer. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities, and the market for high yield debt has recently experienced periods of volatility. The market values of certain of this high yield debt may reflect individual corporate developments.
For a description of
zero-coupon
or deferred interest bonds,
see
“— Our investments in mezzanine debt and other junior securities are subordinate to senior indebtedness of the applicable company and are subject to greater risk.”
We may invest in equity securities, which generally have greater price volatility than fixed income securities.
We may in certain limited circumstances invest in equity securities, including equity securities issued by entities with unrated or below investment-grade debt. As with other investments that we may make, the value of equity securities held by us may be adversely affected by actual or perceived negative events relating to the issuer of such securities, the industry or geographic areas in which such issuer operates or the financial markets generally. However, equity securities may be even more susceptible to such events given their subordinate position in the issuer’s capital structure. As such, equity securities generally have greater price volatility than fixed income securities, and the market price of equity securities owned by us is more susceptible to moving up or down in a rapid or unpredictable manner. The equity securities we acquire may fail to appreciate and may decline in value or become worthless, and our ability to recover our investment will depend on our portfolio company’s success. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.
Even if the portfolio company is successful, our ability to realize the value of our investment may be dependent on the occurrence of a liquidity event, such as a public offering or the sale of the portfolio company. It is likely to take a significant amount of time before a liquidity event occurs or we can otherwise sell our investment. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it could be advantageous to sell them.
There are special risks associated with investing in preferred securities, including:

•
preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If we own a preferred security that is deferring its distributions, we may be required to report income for tax purposes before we receive such distributions;

•	preferred securities are subordinated to debt in terms of priority to income and liquidation payments, and therefore will be subject to greater credit risk than debt;

•	preferred securities may be substantially less liquid than many other securities, such as Common Shares or U.S. government securities; and

•	generally, preferred security holders have no voting rights with respect to the issuing company, subject to limited exceptions.
The prices of the financial instruments in which we invest may be highly volatile.
Price movements of instruments in which our assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments and national and international political and economic events and policies. In addition, governments, from time to time, intervene, directly and by regulation, in certain markets, particularly those in currencies and financial instrument options. Such intervention is intended to influence prices directly and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations.
Our investment in entire portfolios may not be as successful as acquiring the assets individually.
We may invest in entire portfolios of assets sold by hedge funds, other BDCs, regional commercial banks, specialty finance companies and other types of financial firms. The performance of individual assets in such a portfolio will vary, and the return on our investment in an entire portfolio may not exceed the returns we would have received had we purchased some, but not all, of the assets contained in such portfolio.
Investments in financially troubled companies involve significantly greater risk than investments in non-troubled
companies.
We may invest in the obligations of companies that are financially troubled and that are either engaged in a reorganization or expect to file for bankruptcy. Although the terms of such financing may result in significantly greater returns to us, investments in financially troubled companies also involve significantly greater risk than investments in non-troubled
companies, and the repayment of obligations of financially troubled companies is subject to significant uncertainties. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. There is no assurance that we will correctly evaluate the value of the assets collateralizing our loans or the prospects for a successful reorganization or similar action. We may make investments that become distressed due to factors outside the control of our Advisor. There is also no assurance that there will be sufficient collateral to cover the value of the loans and/or other investments purchased by us or that there will be a successful reorganization or similar action of the company or investment which becomes distressed. In any reorganization or liquidation proceeding relating to a company in which we invest, we may lose all or part of our investment, may be required to accept collateral, cash or securities with a value less than our original investment and/or may be required to accept payment over an extended period of time. Additionally, we may invest in the securities of financially troubled companies that are
non-U.S.
issuers. Such
non-U.S.
issuers may be subject to bankruptcy and reorganization processes and proceedings that are not comparable to those in the United States and that may be less favorable to the rights of lenders.
Investments in “event-driven” special situations may not fully insulate us from risks inherent in our planned activities.
Our strategies, from time to time, involve investments in “event-driven” special situations such as recapitalizations, spinoffs, corporate and financial restructurings, litigation or other catalyst-orientated situations. Investments in such securities are often difficult to analyze, and we could be incorrect in our assessment of the downside risk associated with an investment, thus resulting in a significant loss. Although we intend to utilize appropriate risk management strategies, such strategies cannot fully insulate us from the risks inherent in our planned activities. Moreover, in certain situations, we may be unable to, or may choose not to, implement risk management strategies because of the costs involved or other relevant circumstances.

We may be subject to lender liability and equitable subordination.
In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of our investments, we could be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lending institution (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a shareholder to dominate or control a borrower to the detriment of the other creditors of such borrower, a court may elect to subordinate the claim of the offending lending institution to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” Because of the nature of certain of our investments, we could be subject to claims from creditors of an obligor that our investments issued by such obligor should be equitably subordinated. A significant number of our investments will involve investments in which we will not be the lead creditor. It is, accordingly, possible that lender liability or equitable subordination claims affecting our investments could arise without our direct involvement.
If we purchase debt securities of an affiliate of a portfolio company in the secondary market at a discount, (i) a court might require us to disgorge profit it realizes if the opportunity to purchase such securities at a discount should have been made available to the issuer of such securities or (ii) we might be prevented from enforcing such securities at their full face value if the issuer of such securities becomes bankrupt.
Participation on creditors’ committees may expose our Advisor to liability.
Our Advisor may participate on committees formed by creditors to negotiate the management of financially troubled companies that may or may not be in bankruptcy or our Advisor may seek to negotiate directly with the debtors with respect to restructuring issues. If our Advisor does join a creditors’ committee, the participants of the committee would be interested in obtaining an outcome that is in their respective individual best interests and there can be no assurance of obtaining results most favorable to us in such proceedings. By participating on such committees, our Advisor may be deemed to have duties to other creditors represented by the committees, which might expose our Advisor to liability to such other creditors who disagree with our Advisor’s actions.
While our Advisor intends to comply with all applicable securities laws and to make judgments concerning restrictions on trading in good faith, our Advisor may trade in a portfolio company’s securities while engaged in the portfolio company’s restructuring activities. Such trading creates a risk of litigation and liability that may cause our Advisor and/or us to incur significant legal fees and potential losses.
We cannot assure the accuracy of projections and forecasts used by our Advisor.
Our Advisor may rely upon projections, forecasts or estimates developed by us or a portfolio company in which we are invested concerning the portfolio company’s future performance and cash flow. Projections, forecasts and estimates are forward-looking statements and are based upon certain assumptions. Actual events are difficult to predict and beyond our control. Actual events may differ from those assumed. Some important factors that could cause actual results to differ materially from those in any forward-looking statements include changes in interest rates, domestic and foreign business, market, financial or legal conditions, differences in the actual allocation of our investments among asset groups from that described herein, the degree to which our investments are hedged and the effectiveness of such hedges, among others. Accordingly, there can be no assurance that estimated returns or projections can be realized or that actual returns or results will not be materially lower than those estimated therein.

We are a
non-diversified
investment company within the meaning of the 1940 Act, and therefore we are not limited by the 1940 Act with respect to the proportion of our assets that may be invested in securities of a single issuer or industry.
We are classified as a
non-diversified
investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Beyond the Diversification Tests (as defined below under “
Material U.S. Federal Income Tax Considerations

—

Taxation as a RIC
”) associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. As such, our assets may not be diversified. Any such non-diversification
would increase the risk of loss to us if there was a decline in the market value of any loan in which we had invested a large percentage of its assets. If a large portion of our assets is held in cash or similarly liquid form, our performance might be adversely affected. Investment in a non-diversified
fund will generally entail greater risks than investment in a “diversified” fund. We may have a more concentrated or less broad and varied portfolio than a “diversified” fund. A more concentrated portfolio can cause a portfolio such as ours to have higher volatility. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Our portfolio may be concentrated in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.
Our failure to make
follow-on
investments in our portfolio companies could impair the value of our portfolio.
Following our initial investment in a portfolio company, we may decide to provide additional funds to such portfolio company, seeking to:

•	increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;

•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

•	preserve or enhance the value of our investment.
There is no assurance that we will make
follow-on
investments or that we will have sufficient funds to make all or any of such investments. Even if we have sufficient capital to make a desired follow-on
investment, we may elect not to make a
follow-on
investment because we may not want to increase our level of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements of the 1940 Act or the desire to maintain our qualification as a RIC. Our ability to make follow-on
investments may also be limited by Bain Capital Credit and our Advisor’s allocation policy or our ability to comply with our exemptive relief. Any decision by us not to make follow-on
investments or its inability to make such investments may have a substantial adverse effect on a portfolio company in need of such an investment. Additionally, a failure to make such investments may result in a lost opportunity for us to increase its participation in a successful portfolio company or the dilution of our ownership in a portfolio company if a third party invests in the portfolio company.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies, and such portfolio companies may not generate sufficient cash flow to service their debt obligations to us.
The characterization of certain of our investments as senior debt or senior secured debt does not mean that such debt will necessarily be repaid in priority to all other obligations of the businesses in which we invest. Furthermore, debt and other liabilities incurred by non-guarantor
subsidiaries of the borrowers of senior secured loans made by us may be structurally senior to the debt held by us. In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, the debt and other liabilities of such subsidiaries could be repaid in full before any distribution can be made to an obligor of the senior secured loans held by us. Further, portfolio companies will typically incur trade credit and other liabilities or indebtedness, which by their terms may provide that their holders are entitled to receive principal payments on or before the dates payments are due in respect of the senior secured loans held by us.
Where we hold a first lien to secure senior indebtedness, the portfolio companies may be permitted to issue other senior loans with liens that rank junior to the first liens granted to us. The intercreditor rights of the holders of such other junior lien debt may, in any liquidation, reorganization, insolvency, dissolution or bankruptcy of such a portfolio company, affect the recovery that we would have been able to achieve in the absence of such other debt.
Additionally, certain loans that we may make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors.
There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.
Even where the senior loans held by us are secured by a perfected lien over a substantial portion of the assets of a portfolio company and its subsidiaries, the portfolio company and its subsidiaries will often be able to incur a substantial amount of additional indebtedness, which may have an exclusive lien over particular assets. For example, debt and other liabilities incurred by non-guarantor
subsidiaries of portfolio companies will be structurally senior to the debt held by us. Accordingly, any such debt and other liabilities of such subsidiaries would, in the event of liquidation, dissolution, insolvency, reorganization or bankruptcy of such subsidiary, be repaid in full before any distributions to an obligor of the loans held by us.
Furthermore, these other assets over which other lenders have a lien may be substantially more liquid or valuable than the assets over which we have a lien.
The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens:

•	the ability to cause the commencement of enforcement proceedings against the collateral;

•	the ability to control the conduct of such proceedings;

•	the approval of amendments to collateral documents;

•	releases of liens on the collateral; and

•	waivers of past defaults under collateral documents
We may not have the ability to control or direct such actions, even if our rights are adversely affected.

The disposition of our investments may result in contingent liabilities.
We may, from time to time, incur contingent liabilities in connection with an investment. For example, we may acquire a revolving credit or delayed draw term facility that has not yet been fully drawn or may originate or make a secondary purchase of a revolving credit facility. If the borrower subsequently draws down on the facility, we will be obligated to fund the amounts due. In connection with the disposition of an investment in loans and private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. We may incur numerous other types of contingent liabilities. There can be no assurance that we will adequately reserve for its contingent liabilities and that such liabilities will not have an adverse effect on us.
We may be subject to risks under hedging transactions and may become subject to risk if we invest in
non-U.S.
securities.
Our investment strategy contemplates potential investments in securities of
non-U.S.
companies to the extent permissible under the 1940 Act. Investing in loans and securities of
non-U.S.
issuers involves additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, nationalization and expropriation, imposition of tariffs and foreign taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. There may be less information publicly available about a
non-U.S.
issuer than about a U.S. issuer, and
non-U.S.
issuers may not be subject to accounting, auditing and financial reporting standards and practices comparable to those in the United States. These risks are likely to be more pronounced for investments in companies located in emerging markets and particularly for middle-market companies in these economies. The Company may have limited rights and few practical remedies in emerging markets and the ability of U.S. authorities to bring enforcement actions in emerging markets may be limited. Further, our investments that are denominated in a
non-U.S.
currency will be subject to the risk that the value of a particular currency will change in relation to the U.S. dollar. The rates of exchange between the U.S. dollar and other currencies are affected by many factors, including forces of supply and demand in the foreign exchange markets. These rates are also affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors. We are not obligated to engage in any currency hedging operations, and there can be no assurance as to the success of any hedging operations that we may implement. We may employ hedging techniques to minimize these risks, but we cannot assure investors that such strategies will be effective or without risk to us. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other. We are authorized to use various investment strategies to hedge interest rate or currency exchange risks. These strategies are generally accepted as portfolio management techniques and are regularly used by many investment funds and other institutional investors. Techniques and instruments may change over time as new instruments and strategies are developed or regulatory changes occur. We may use any or all such types of interest rate hedging transactions and currency hedging transactions at any time and no particular strategy will dictate the use of one transaction rather than another. The choice of any particular interest rate hedging transactions and currency hedging transactions will be a function of numerous variables, including market conditions. Our investments or liabilities may be denominated in currencies other than the U.S. dollar, and hence the value of such investments, or the amount of such liabilities, will depend in part on the relative strength of the U.S. dollar. We may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between foreign currencies and the U.S. dollar.
Changes in foreign currency exchange rates may also affect the value of distributions and interest earned as well as the level of gains and losses realized on the sale of securities. Although we intend to engage in any interest rate hedging transactions and currency hedging transactions only for hedging purposes and not for speculation, use of interest rate hedging transactions and currency hedging transactions involves certain inherent risks. These risks include (i) the possibility that the market will move in a manner or direction that would have resulted in gain for us had an interest rate hedging transaction or currency hedging transaction not been utilized, in which case it would have been better had we not engaged in the interest rate hedging transaction or currency hedging transaction, (ii) the risk of imperfect correlation between the risk sought to be hedged and the interest rate hedging transaction or currency hedging transaction utilized, (iii) potential illiquidity for the hedging instrument utilized, which may make it difficult for us to close-out
or unwind an interest rate hedging transaction or currency hedging transaction and (iv) credit risk with respect to the counterparty to the interest rate hedging transaction or currency hedging transaction. In addition, it might not be possible for us to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in
non-U.S.
currencies because the value of those loans and securities would likely fluctuate as a result of factors not related to currency fluctuations.
Our investments in OID and PIK interest income may expose us to risks associated with such income being required to be included in accounting income and taxable income prior to receipt of cash.
Our investments may include OID and PIK instruments. To the extent OID and PIK interest income constitute a portion of our income, we will be exposed to risks associated with such income being required to be included in accounting income and taxable income prior to receipt of cash, including the following:

•
OID instruments and PIK securities may have unreliable valuations because the accretion of OID as interest income and the continuing accruals of PIK securities require judgments about their collectability and the collectability of deferred payments and the value of any associated collateral;

•	OID income may also create uncertainty about the source of our cash distributions;

•
OID instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower;

•
for accounting purposes, cash distributions to shareholders that include a component of accreted OID income do not come from paid-in
capital, although they may be paid from the offering proceeds. Thus, although a distribution of accreted OID income may come from the cash invested by the shareholders, the 1940 Act does not require that shareholders be given notice of this fact;

•	generally, we need to recognize income for income tax purposes no later than when we recognize such income for accounting purposes;

•
the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and PIK securities generally represent a significantly higher credit risk than coupon loans;

•
the presence of accreted OID income and PIK interest income create the risk of non-refundable
cash payments to our Advisor in the form of incentive fees on income based on non-cash
accreted OID income and PIK interest income accruals that may never be realized;

•	even if accounting conditions are met, borrowers on such securities could still default when our actual collection is expected to occur at the maturity of the obligation;

•
OID and PIK create the risk that incentive fees will be paid to our Advisor based on non-cash
accruals that ultimately may not be realized, while our Advisor will be under no obligation to reimburse us for these fees; and

•
PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value
ratio at a compounding rate.

We are subject to risks associated with investing alongside other third parties.
We may invest in joint ventures alongside third parties through partnerships, joint ventures or other entities in the future. Such investments may involve risks not present in investments where a third party is not involved, including the possibility that such third party may at any time have economic or business interests or goals which are inconsistent with ours, or may be in a position to take action contrary to our investment objectives. In addition, we may in certain circumstances be liable for actions of such third party.
More specifically, joint ventures involve a third party that has approval rights over activity of the joint venture. The third party may take actions that are inconsistent with our interests. For example, the third party may decline to approve an investment for the joint venture that we otherwise want the joint venture to make. A joint venture may also use investment leverage which magnifies the potential for gain or loss on amounts invested. Generally, the amount of borrowing by the joint venture is not included when calculating our total borrowing and related leverage ratios and is not subject to asset coverage requirements imposed by the 1940 Act. If the activities of the joint venture were required to be consolidated with our activities because of a change in generally accepted accounting principles in the United States of America (“U.S. GAAP”) rules or SEC staff interpretations, it is likely that we would have to reorganize any such joint venture.
Federal Income Tax and Other Tax Risks
We will be subject to corporate-level income tax if we are unable to qualify as a RIC.
In order to qualify and be eligible for taxation as a RIC under the Code, we must meet certain source-of-income,
asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute in respect of each taxable year of an amount equal to at least 90% of our investment company taxable income, determined without regard to any deduction for distributions paid, to our shareholders. We will be subject, to the extent we use debt financing, to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to enable us to be eligible for taxation as a RIC. If we are unable to obtain cash from other sources, we may fail to be eligible for taxation as a RIC and, thus, may be subject to corporate-level income tax. To qualify and be eligible for taxation as a RIC, we must also meet certain asset diversification requirements at the end of each quarter of our taxable year.
These tests may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualifications as a RIC. Because most of our investments will be in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify to be eligible for taxation as a RIC for any reason and become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to our shareholders and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our shareholders.
Shareholders may be required to pay tax in excess of the cash they receive.
Under our distribution reinvestment plan, if a shareholder owns our Common Shares, the shareholder will have all cash distributions automatically reinvested in additional shares of that shareholder’s Common Shares unless such shareholder, or his, her or its nominee on such shareholder’s behalf, specifically “opts out” of the distribution reinvestment plan by delivering a written notice to the plan administrator prior to the record date of the next distribution. If a shareholder does not “opt out” of the distribution reinvestment plan, for U.S. federal income tax purposes such shareholder will be deemed to have received, and will be taxed on, the amount reinvested in our Common Shares to the extent the amount reinvested was not a tax-free
return of capital. As a result, a shareholder may have to use funds from other sources to pay U.S. federal income tax liability on the value of the Common Shares received. Even if a shareholder chooses to “opt out” of the distribution reinvestment plan, we will have the ability to declare a large portion of a distribution in our Common Shares instead of in cash in order to satisfy the Annual Distribution Requirement described below under “Material U.S. Federal Income Tax Considerations—Taxation as a RIC”. To qualify as a RIC, the Annual Distribution Requirement requires that we must, among other things, distribute to our shareholders, for each taxable year, dividends of an amount at least equal to 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses and determined without regard to any deduction for dividends paid.
As long as a portion of this distribution is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, a shareholder generally will be subject to tax on 100% of the fair market value of the distribution on the date the distribution is received by the shareholder in the same manner as a cash distribution, even though most of the distribution was paid in Common Shares.
We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.
For U.S. federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as amounts accrued as OID. OID may arise if we receive warrants in connection with the making of a loan and in other circumstances, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such OID, which could be significant relative to our overall investment activities, or increases in loan balances as a result of contracted PIK arrangements, will be included in income regardless of whether we concurrently receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash concurrently with such inclusion.
Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement in a given taxable year to distribute at least 90% of our investment company taxable income, determined without regard to any deduction for distributions paid, as dividends to our shareholders in order to maintain our ability to be eligible for treatment as a RIC. In such a case, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify to be eligible for treatment as a RIC and thus be subject to corporate-level income tax.
We may be subject to withholding of U.S. federal income tax on distributions for
non-U.S.
shareholders.
Distributions by a BDC generally are treated as dividends for U.S. tax purposes, and will be subject to U.S. income or withholding tax unless the shareholder receiving the distribution qualifies for an exemption from U.S. tax, or the distribution is subject to one of the special look-through rules described below. Distributions paid out of net capital gains can qualify for a reduced rate of taxation in the hands of an individual U.S. shareholder, and an exemption from U.S. tax in the hands of a
non-U.S.
shareholder.
However, if properly reported by a RIC as such, distributions by the RIC derived from certain interest income (such distributions, “interest-related distributions”) and certain net short-term capital gains (such distributions, “short-term capital gain distributions”) generally are exempt from U.S. withholding tax otherwise imposed on
non-U.S.
shareholders. Interest-related distributions are distributions that are attributable to “qualified net interest income” (
i.e
., “qualified interest income,” which generally consists of certain interest and OID on obligations “in registered form” as well as interest on bank deposits earned by a RIC, less allocable deductions) from sources within the United States. Short-term capital gain distributions are distributions that are attributable to net short-term capital gains, other than short-term capital gains recognized on the disposition of U.S. real property interests, earned by a RIC. However, no assurance can be given as to whether any of our distributions will be eligible for this exemption from U.S. withholding tax or, if eligible, will be reported as such by us. Furthermore, in the case of our Common Shares held through an intermediary, the intermediary may have withheld U.S. federal income tax even if we reported the payment as an interest-related distribution or short-term capital gain distribution. Since our Common Shares will be subject to significant transfer restrictions, and an investment in our Common Shares will generally be illiquid,
non-U.S.
shareholders whose distributions on our Common Shares are subject to U.S. withholding tax may not be able to transfer their Common Shares easily or quickly or at all.
A failure of any portion of our distributions to qualify for the exemption for interest-related distributions or short-term capital gain distributions would not affect the treatment of
non-U.S.
shareholders that qualify for an exemption from U.S. withholding tax on distributions by reason of their special status (for example, foreign government-related entities and certain pension funds resident in favorable treaty jurisdictions).
We may retain income and capital gains in excess of what is permissible for excise tax purposes and such amounts will be subject to 4% U.S. federal excise tax, reducing the amount available for distribution to taxpayers.
We may retain some income and capital gains in the future, including for purposes of providing us with additional liquidity, which amounts would be subject to the 4% U.S. federal excise tax. In that event, we will be liable for the tax on the amount by which we do not meet the foregoing distribution requirement.
Our business may be adversely affected if we fail to maintain our qualification as a RIC.
To maintain RIC tax treatment under the Code, we must meet the Annual Distribution Requirement, 90% Income Test and Diversification Tests described below under “
Material U.S. Federal Income Tax Considerations

—

Taxation as a RIC
”. The Annual Distribution Requirement will be satisfied if we distribute distributions to our shareholders in respect of each taxable year of an amount generally at least equal to 90% of our investment company taxable income, determined without regard to any deduction for distributions paid. In this regard, a RIC may, in certain cases, satisfy the Annual Distribution Requirement by making distributions relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M of the Code. We will be subject to tax, at regular corporate rates, on any retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy the Excise Tax Avoidance Requirement, which is an additional distribution requirement with respect to each calendar year in order to avoid the imposition of a 4% excise tax on the amount of any under-distribution. Because we may use debt financing, we are subject to (i) an asset coverage ratio requirement under the 1940 Act and may, in the future, be subject to (ii) certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, or chose or be required to retain a portion of our taxable income or gains, we could (i) be required to pay excise tax and (ii) fail to qualify for RIC tax treatment, and thus become subject to corporate-level income tax on our taxable income (including gains).
The 90% Income Test will be satisfied if we earn at least 90% of our gross income each taxable year from distributions, interest, gains from the sale of stock or securities, or other income derived from the business of investing in stock or securities. The Diversification Tests will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy the Diversification Tests, at least 50% of the value of our assets at the close of each quarter of each taxable year must consist of cash, cash equivalents (including receivables), U.S. government securities, securities of other RICs, and other acceptable securities, and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

We may invest in certain debt and equity investments through taxable subsidiaries and the net taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We also may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding, and value added taxes). If we fail to maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.
We may be impacted by changes in federal tax legislation.
At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.
Risks Relating to Our Common Shares
Investing in our Common Shares involves an above average degree of risk.
The investments we make in accordance with our investment objectives may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Therefore, an investment in our Common Shares may not be suitable for someone with lower risk tolerance. In addition, our Common Shares is intended for long-term investors who can accept the risks of investing primarily in illiquid loans and other debt or debt-like instruments and should not be treated as a trading vehicle.
There is a risk that shareholders may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.
We intend to make distributions on a monthly basis to our shareholders out of assets legally available for distribution. We cannot assure shareholders that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year
increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. If we are unable to satisfy the asset coverage test applicable to us as a BDC, or if we violate certain covenants under our debt agreements or any future credit or other borrowing facility, our ability to pay distributions to our shareholders could be limited because we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder. All distributions will be paid at the discretion of our Board and will depend on our earnings, financial condition, maintenance of our RIC status, compliance with applicable BDC regulations, compliance with covenants under our debt agreements or any future credit or other borrowing facility and such other factors as our Board may deem relevant from time to time.
Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a taxable year may not finally be determined until after the end of that taxable year. The distributions we pay to our shareholders in a year may exceed our net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes that would reduce a shareholder’s adjusted tax basis in its Common Shares and correspondingly increase such shareholder’s gain, or reduce such shareholder’s loss, on disposition of such shares. Distributions in excess of a shareholder’s adjusted tax basis in its Common Shares will generally constitute capital gains to such shareholder.
A distribution from a RIC consisting of a return of capital for U.S. federal income tax purposes is not a distribution of the RIC’s net ordinary income or capital gains. Accordingly, shareholders should carefully read any written disclosure accompanying a distribution from us and the information about the specific tax characteristics of our distributions provided to shareholders after the end of each calendar year, and should not assume that the source of any distribution is our net ordinary income or capital gains.
Our shareholders may experience dilution in their ownership percentage.
Our shareholders do not have preemptive rights to any of our Common Shares we issue in the future. To the extent that we issue additional equity interests at or below NAV, a shareholder’s percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any future and the value of our investments, shareholders may also experience dilution in the book value and fair value of their Common Shares.
Under the 1940 Act, we generally are prohibited from issuing or selling our Common Shares at a price below NAV per share, which may be a disadvantage as compared with certain public companies. We may, however, sell up to 25% of our then outstanding our Common Shares, or warrants, options, or rights to acquire our Common Shares, at a price below the current NAV of our Common Shares if the Board determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing our Common Shares or senior securities convertible into, or exchangeable for, our Common Shares, then the percentage ownership of our shareholders at that time will decrease and shareholders will experience dilution.
We may incur significant costs as a result of being a public company.
Public companies incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act. Accordingly, we may incur significant additional costs as a result of being a public company.
These requirements may place a strain on our systems and resources. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight may be required. We may be implementing additional procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may incur significant additional annual expenses related to these steps and, among other things, directors’ and officers’ liability insurance, Trustee fees, reporting requirements of the SEC, transfer agent fees, additional administrative expenses payable to our Administrator to compensate it for hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.
General Risk Factors
Global capital markets could enter a period of severe disruption and instability. These conditions have historically affected and could again materially and adversely affect debt and equity capital markets in the United States and around the world and our business.
From time to time, the global capital markets may experience periods of disruption and instability resulting in increasing spreads between the yields realized on riskier debt securities and those realized on risk-free securities, a lack of liquidity in parts of the debt capital markets, volatility in the financial services sector, including bank failures, or the re-pricing
of credit risk in the broadly syndicated market. Deteriorating market conditions could result in increasing volatility and illiquidity in the global credit, debt and equity markets generally. The duration and ultimate effect of such market conditions cannot be accurately forecasted. Deteriorating market conditions and uncertainty regarding economic markets generally could result in declines in the market values of potential investments or declines in the market values of investments after they are made or acquired by us and affect the potential for liquidity events involving such investments or portfolio companies. Such declines may be exacerbated by other events, such as the failure of significant financial institutions or hedge funds, dislocations in other investment markets or other extrinsic events. Applicable accounting standards require us to determine the fair value of our investments as the amount that would be received in an orderly transaction between market participants at the measurement date. While most of our investments are not publicly traded, as part of our valuation process we consider a number of measures, including comparison to publicly traded securities. As a result, volatility in the public capital markets can adversely affect our investment valuations.
During any such periods of market disruption and instability, we and other companies in the financial services sector may have limited access, if any, to alternative markets for debt and equity capital. In addition, our ability to incur indebtedness is limited by applicable regulations such that our asset coverage, as defined in the 1940 Act, must equal at least 200% (or 150% if certain disclosure and approval requirements are met) immediately after each time we incur indebtedness. The debt capital that will be available, if any, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.
A prolonged period of market illiquidity may cause us to reduce the volume of loans and debt securities we originate and/or fund and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.
We may also invest a portion of our capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the U.K. On January 31, 2020, the U.K. ended its membership in the European Union (commonly referred to as “Brexit”). Under the terms of the withdrawal agreement negotiated and agreed between the U.K. and the EU, the UK’s departure from the EU was followed by a transition period, which ran until December 31, 2020. On December 31, 2021, the U.K. and the EU signed the
EU-UK
Trade and Cooperation Agreement (“TCA”), which is an agreement on the terms governing certain aspects of the EU’s and UK’s relationship post Brexit. However, under the TCA, many aspects of the
EU-UK
relationship remain subject to further negotiation. The longer term economic, legal, political and social implications of Brexit are unclear at this stage. Brexit has led to ongoing political and economic uncertainty and periods of increased volatility in both the United Kingdom and in wider European markets for some time. In particular, Brexit could lead to calls for similar referendums in other European Union jurisdictions, which could cause increased economic volatility in the European and global markets. This mid-
to long-term uncertainty could have adverse effects on the economy generally and on our ability to earn attractive returns. In particular, currency volatility could mean that our returns are adversely affected by market movements and could make it more difficult, or more expensive, for us to execute prudent currency hedging policies. Potential decline in the value of the British Pound and/or the Euro against other currencies, along with the potential further downgrading of the United Kingdom’s sovereign credit rating, could also have an impact on the performance of certain investments made in the United Kingdom or Europe.
Economic recessions or downturns could impair our portfolio companies, and defaults by our portfolio companies will harm our operating results.
Many of the portfolio companies in which we have invested or expect to make investments are likely to be susceptible to economic slowdowns or recessions and may be unable to repay our loans during such periods. Therefore, the number of our non-performing
assets is likely to increase and the value of our portfolio is likely to decrease during such periods. Adverse economic conditions may also decrease the value of collateral securing some of our loans and debt securities and the value of our equity investments. If the value of collateral underlying our loan declines during the term of our loan, a portfolio company may not be able to obtain the necessary funds to repay our loan at maturity through refinancing. Decreasing collateral value may hinder a portfolio company’s ability to refinance our loan because the underlying collateral cannot satisfy the debt service coverage requirements necessary to obtain new financing. Thus, economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. We consider a number of factors in making our investment decisions, including, but not limited to, the financial condition and prospects of a portfolio company and its ability to repay our loan. Unfavorable economic conditions could negatively affect the valuations of our portfolio companies and, as a result, make it more difficult for such portfolio companies to repay or refinance our loan. Therefore, these events could prevent us from increasing our investments and harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due, termination of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the loans and debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company, which may include the waiver of certain financial covenants.
Furthermore, if one of our portfolio companies were to file for bankruptcy protection, depending on the facts and circumstances, including the extent to which we actually provide significant managerial assistance to that portfolio company, a bankruptcy court might re-characterize
our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt.
The Capital Markets May Experience Periods of Disruption and Instability. Such Market Conditions May Materially and Adversely Affect Debt and Equity Capital Markets, Which May Have a Negative Impact on Our Business and Operations.
From time to time, capital markets may experience periods of disruption and instability. Such disruptions may result in, amongst other things, write-offs, the re-pricing
of credit risk, the failure of financial institutions or worsening general economic conditions, any of which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular. There can be no assurance these market conditions will not occur or worsen in the future, including as a result of the Russia-Ukraine war and more recently the Israel-Hamas war, health epidemics and pandemics, rising interest rates or renewed inflationary pressure.
Equity capital may be difficult to raise during such periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional Common Shares at a price less than net asset value without first obtaining approval for such issuance from our shareholders and our Independent Trustees.
Volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital. Such conditions could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.
Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity).

Significant changes in the capital markets may adversely affect the pace of our investment activity and economic activity generally. The illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.
We are highly dependent on information systems, and systems failures or cyber-attacks could significantly disrupt our business, which may, in turn, negatively affect the value of our Common Shares and our ability to pay distributions.
Our business is highly dependent on the communications and information systems of Bain Capital Credit. In addition, certain of these systems are provided to Bain Capital Credit by third-party service providers. Any failure or interruption of such systems, including as a result of the termination of an agreement with any such third-party service provider, could cause delays or other problems in our activities. This, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, these systems are subject to potential attacks, including cyber espionage, malware, ransomware, and other types of hacking, may threaten the confidentiality, integrity or availability of our information resources. These attacks may involve a third party gaining unauthorized access to our communications or information systems for purposes of misappropriating assets, stealing confidential information, corrupting or destroying data, degrading or sabotaging our systems or causing other operational disruption. Any such attack could result in disruption to our business, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our business relationships, any of which could have a material adverse effect on our business, financial condition and results of operations.
Moreover, the increased use of mobile and cloud technologies due to the proliferation of remote work resulting from the
COVID-19
pandemic could heighten these and other operational risks as certain aspects of the security of such technologies may be complex and unpredictable. Reliance on mobile or cloud technology or any failure by mobile technology and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations, the operations of a portfolio company or the operations of our or their service providers and result in misappropriation, corruption or loss of personal, confidential or proprietary information or the inability to conduct ordinary business operations. In addition, there is a risk that encryption and other protective measures may be circumvented, particularly to the extent that new computing technologies increase the speed and computing power available. Extended periods of remote working, whether by us, our portfolio companies, or our service providers, could strain technology resources, introduce operational risks and otherwise heighten the risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts. Accordingly, the risks described above, are heightened under the current conditions.
The Company and Bain Capital Credit may be subject to numerous laws in various jurisdictions relating to privacy and the storage, sharing, use, processing, disclosure and protection of information that we and our affiliates hold. The European Union’s (the “EU”) General Data Protection Regulation, the Cayman Islands Data Protection Law, 2017, and the California Consumer Privacy Act of 2018 are recent examples of such laws, and Bain Capital Credit anticipates new privacy and data protection laws will be passed in other jurisdictions in the future. In general, these laws introduce many new obligations on Bain Capital Credit and its affiliates and service providers and create new rights for parties who have given us their personal information, such as investors and others.
In addition, cybersecurity has become a top priority for global lawmakers and regulators around the world, and some jurisdictions have proposed or enacted laws requiring companies to notify regulators and individuals of data security breaches involving certain types of personal data. Compliance with such laws and regulations may result in cost increases due to system changes and the development of new administrative processes. If the

Company or the Advisor or certain of their affiliates, fail to comply with the relevant and increasing laws and regulations, the Company could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.
Breach of these laws could result in significant financial penalties for Bain Capital Credit and/or us. As interpretation of these laws evolves and new laws are passed, Bain Capital Credit could be required to make changes to its business practices, which could result in additional risks, costs and liabilities to us and adversely affect investment returns. While Bain Capital Credit intends to comply with its privacy and data protection obligations under the privacy and data protection laws that are applicable to it, it is possible that Bain Capital Credit will not be able to accurately anticipate the ways in which regulators and courts will apply or interpret these laws. A violation of applicable privacy and data protection law could result in negative publicity and/or subject Bain Capital Credit or us, to significant costs associated with litigation, settlements, regulatory action, judgments, liabilities and/or penalties.
Uncertainty about presidential administration initiatives could negatively impact our business, financial condition and results of operations.
There is significant uncertainty with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels.
Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify
macroeconomic and political risks with potentially
far-reaching
implications. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, inflation, foreign exchange rates, trade volumes and fiscal and monetary policy. To the extent the U.S. Congress or the current administration implements changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, corporate taxes, healthcare, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the United States.
Inflation and actions by central banks or monetary authorities, including the U.S. Federal Reserve, to address inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.
Certain of our portfolio companies may be impacted by inflation as well as actions by central banks or monetary authorities, including the U.S. Federal Reserve, to address inflation. If such portfolio companies are unable to pass any increases in their costs along to their customers, it could adversely affect their results and impact their ability to pay interest and principal on our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce our net assets resulting from operations.
In recent periods, the U.S. Federal Reserve and certain other central banks or monetary authorities have increased interest rates at significant levels and may continue to increase or maintain interest rates at increased levels. It is difficult to predict the magnitude or timing of these interest rate increases and the impact these actions will have on the Company’s portfolio companies and the markets where they operate.

We may experience fluctuations in our quarterly operating results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the loans and debt securities we acquire, the default rate on such loans and securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. In light of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
We may be the target of litigation.
We may be the target of securities litigation in the future, particularly if the value of our Common Shares fluctuates significantly. We could also generally be subject to litigation, including derivative actions by our shareholders. In addition our investment activities subject us to litigation relating to the bankruptcy process and the normal risks of becoming involved in litigation by third parties. This risk is somewhat greater where we exercise control or significant influence over a portfolio company’s direction. Any litigation could result in substantial costs and divert management’s attention and resources from our business and cause a material adverse effect on our business, financial condition and results of operations.
The Company is Subject to Risks Relating to Infectious Diseases and Pandemics.
Certain illnesses spread rapidly and have the potential to significantly adversely affect the global economy. Outbreaks such as the severe acute respiratory syndrome, avian influenza, H1N1/09, and, most recently, the coronavirus
(COVID-19),
or other similarly infectious diseases may have material adverse impacts on the Company, the Advisor, their respective affiliates and portfolio companies. Actual pandemics, or fear of pandemics, can trigger market disruptions or economic turndowns with the consequences described above. The Advisor cannot predict the likelihood of disease outbreaks occurring in the future nor how such outbreaks may affect the Company’s investments.
The outbreak of disease epidemics may result in the closure of the Advisor’s and/or a portfolio company’s offices or other businesses, including office buildings, retail stores and other commercial venues and could also result in (a) the lack of availability or price volatility of raw materials or component parts necessary to a portfolio company’s business which may adversely affect the ability of a portfolio company to perform its obligations, (b) disruption of regional or global trade markets and/or the availability of capital, (c) the availability of leverage, including an inability to obtain indebtedness at all or to the Company’s desired degree, and less favorable timing of repayment and other terms with respect to such leverage, (d) trade or travel restrictions which impact a portfolio company’s business and/or (e) a general economic decline and have an adverse impact on the Company’s value, the Company’s investments, or the Company’s ability to make new investments.
Geopolitical events have a material adverse impact on us and our portfolio companies.
On February 24, 2022, Russia launched a full-scaled military invasion of Ukraine. In response, countries worldwide, including the United States, have imposed sanctions against Russia on certain businesses and individuals, including, but not limited to, those in the banking, import and export sectors. This invasion has led, is currently leading, and for an unknown period of time will continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. The recent outbreak of hostilities in the Middle East could also escalate to nearby areas. The extent and duration of these military actions, conflicts and resulting market disruptions are impossible to predict, but have been and could continue to be substantial, and any such market disruptions could affect our portfolio companies’ operations. As a result, our portfolio investments could decline in value or our valuation of them could become uncertain.

Our business is dependent on bank relationships and recent strain on the banking system may adversely impact us.
The financial markets recently have encountered volatility associated with concerns about the banking industry, especially small and regional banks who may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted, including suffering bank failures, and others may be materially and adversely impacted. Our business is dependent on bank relationships and we are proactively monitoring the financial health of such bank relationships. Continued strain on the banking system may adversely impact our business, financial condition and results of operations.
We and/or our portfolio companies may be materially and adversely impacted by global climate change.
Global climate change is widely considered to be a significant threat to the global economy. Real estate and similar assets in particular may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends, and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events and rising sea levels and temperatures. Additionally, the Paris Agreement and other regulatory and voluntary initiatives launched by international, federal, state, and regional policymakers and regulatory authorities as well as private actors seeking to reduce greenhouse gas emissions may expose real estate and similar assets to so-called
“transition risks” in addition to physical risks, such as: (i) political and policy risks (e.g., changing regulatory incentives and legal requirements, including with respect to greenhouse gas emissions, that could result in increased costs or changes in business operations), (ii) regulatory and litigation risks (e.g., changing legal requirements that could result in increased permitting, tax and compliance costs, changes in business operations, or the discontinuance of certain operations, and litigation seeking monetary or injunctive relief related to impacts related to climate change), (iii) technology and market risks (e.g., declining market for assets, products and services seen as greenhouse gas intensive or less effective than alternatives in reducing greenhouse gas emissions) and (iv) reputational risks (e.g., risks tied to changing investor, customer or community perceptions of an asset’s relative contribution to greenhouse gas emissions). We cannot rule out the possibility that climate risks, including changes in weather and climate patterns, could result in unanticipated delays or expenses and, under certain circumstances, could prevent completion of investment activities or the effective management of real estate and similar assets once undertaken, any of which could have a material adverse effect on an investment, or us.
We are subject to risks related to corporate social responsibility.
Our business faces increasing public scrutiny related to environmental, social, and governance (“ESG”) activities, which are increasingly considered to contribute to the long-term sustainability of a company’s performance. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in investing in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions.
Our brand and reputation may be negatively impacted if we fail to act responsibly in a number of areas, such as considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand and our relationships with shareholders, which could adversely affect our business and results of operations.
Additionally, new regulatory initiatives related to ESG could adversely affect our business. The SEC has issued rules that, in addition to other matters, would establish a framework for reporting of climate-related risks. For example, the SEC has announced that it may require disclosure of certain
ESG-related
matters. There is a

risk that a significant reorientation in the market following the implementation of these and further measures could be adverse to our portfolio companies if they are perceived to be less valuable as a consequence of, for example, their carbon footprint or “greenwashing” (i.e., the holding out of a product as having green or sustainable characteristics where this is not, in fact, the case). We are, and our portfolio companies may be, or could in the future become subject to the risk that similar measures might be introduced in other jurisdictions in the future. At this time, there is uncertainty regarding the scope of such proposals or when they would become effective (if at all). Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability. On the other hand, certain state governments have begun to challenge the use of ESG factors in investment decisions, potentially setting up conflicting standards for the Company to address.

FORWARD-LOOKING STATEMENTS
This prospectus contains, and any applicable prospectus supplement or free writing prospectus, contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. Our forward-looking statements include information in this prospectus, and any applicable prospectus supplement or free writing prospectus, regarding general domestic and global economic conditions, our future financing plans, our ability to operate as a BDC and the expected performance of, and the yield on, our portfolio companies. In particular, there are forward-looking statements under “
Prospectus
Summary
” and “
Business
”. There may be events in the future, however, that we are not able to predict accurately or control. The factors listed under “
Risk Factors
,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our Common Shares, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operation and financial position.
The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including sharp declines in energy prices;

•
currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars;

•	the ability of our Advisor to locate suitable investments for us and to monitor and administer our investments;

•	the ability of our Advisor and its affiliates to attract and retain highly talented professionals;

•	risk associated with possible disruptions in our operations or the economy generally;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our portfolio companies to achieve their objectives;

•	changes in laws, policies or regulations (including the interpretation thereof) affecting our operations or the operations of our portfolio companies;

•	the valuation of our investments in portfolio companies, particularly those having no liquid trading market;

•	our ability to recover unrealized losses;

•	market conditions and our ability to access alternative debt markets and additional debt and equity capital;

•	competition with other entities and our affiliates for investment opportunities;

•	the dependence of our future success on the general economy and its effect on the industries in which we invest;

•	our ability to maintain our qualification as a BDC and as a RIC;

•	the use of borrowed money to finance a portion of our investments and how much money we may borrow;

•	the adequacy of our financing sources and working capital;

•	the speculative and illiquid nature of our investments;

•	the timing, form and amount of any distribution;

•	actual or potential conflicts of interest with our Advisor and its affiliates;

•	the costs associated with being a public company;

•	our contractual arrangements and relationships with third parties; and

•	the risks, uncertainties and other factors we identify under “ Risk Factors ” and elsewhere in this prospectus.
Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You are advised to consult any additional disclosures that we may make directly to you or through reports that we file with the SEC, including our annual reports on Form
10-K,
registration statements on Form
N-2,
quarterly reports on Form
10-Q,
current reports on Form
8-K
and definitive proxy statements on Schedule 14A. Under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)(B) of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus or in the periodic reports we file under the Exchange Act.

USE OF PROCEEDS
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) fund repurchases under our share repurchase program and (3) for general corporate purposes. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering.
We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 90 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).
Through March 31, 2024, we have issued and sold 0, 0 and 5,489,672 Class S Common Shares, Class D Common Shares and Class D Common Shares, respectively, for gross proceeds of $0, $0 and $137.1 million, respectively.
We estimate that we will incur approximately $1.348 million of offering expenses (excluding the shareholder servicing and/or distribution fee) in connection with this offering, or approximately 0.07% of the gross proceeds, assuming maximum gross proceeds of $2,000,000,000. BCSF Advisors, LP, in its capacity as our investment adviser prior to September 28, 2023, and the Advisor advanced all of our organization and offering expenses on our behalf through November 28, 2023, the date on which we broke escrow for this offering. We are obligated to reimburse BCSF Advisors, LP and the Advisor for such advanced expenses incurred through November 28, 2023. Reimbursements will not exceed actual expenses incurred by the Advisor and its affiliates. We will be obligated to reimburse the Advisor for advanced expenses under the Expense Support Agreement only if certain conditions are met. See “Expense Support and Conditional Reimbursement Agreement.”
The following tables sets forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Company sells the maximum number of shares registered in this offering, or 80,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at the current offering price of $25.06 per share. Such amount is subject to increase or decrease based upon our NAV per share.
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $2,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $666,666,667 in Class S Shares
Gross Proceeds (1)	$666,666,667	100%
Upfront Sales Load (2)	$—	—%
Organization and Offering Expenses (3)	$449,132	0.07%
Net Proceeds Available for Investment	$666,217,535	99.93%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $666,666,667 in Class D Shares
Gross Proceeds (1)	$666,666,667	100%
Upfront Sales Load (2)	$—	—%
Organization and Offering Expenses (3)	$449,132	0.07%
Net Proceeds Available for Investment	$666,217,535	99.93%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $666,666,667 in Class I Shares
Gross Proceeds (1)	$666,666,667	100%
Upfront Sales Load (2)	$—	—%
Organization and Offering Expenses (3)	$449,132	0.07%
Net Proceeds Available for Investment	$666,217,535	99.93%

(1)
We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
Neither the Company nor the Managing Dealer will charge upfront sales loads with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to FINRA limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as may be required by the exemptive relief being sought by us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
See
“Plan of Distribution.”

(3)
The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us.
See
“Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Overview
We are a newly organized, externally managed specialty finance company focused on lending to middle market companies. We have elected to be regulated as a BDC under the 1940 Act. We are managed by our Advisor, a subsidiary of Bain Capital Credit. Our Advisor is registered as an investment adviser with the SEC under the Advisers Act. Our Advisor also provides the administrative services necessary for us to operate (in such capacity, our “Administrator”). We commenced operations on November 28, 2023. We seek to generate current income and, to a lesser extent, capital appreciation through direct originations of secured debt, including first lien, unitranche, including last-out
portions of such loans, and second lien debt, subordinated debt, as well as through select equity investments, investments in strategic joint ventures and, to a lesser extent, corporate bonds.
We are a
non-exchange
traded, perpetual-life BDC whose shares are not listed for trading on a stock exchange or other securities market. The term “perpetual-life” is used to differentiate our structure from other BDCs who have a finite offering period and/or have a predefined time period to pursue a liquidity event or to wind down the fund. In contrast, in a perpetual-life BDC structure like ours, we expect to offer Common Shares continuously at a price equal the monthly NAV per share and we have an indefinite duration, with no obligation to effect a liquidity event at any time. We generally intend to offer our common shareholders an opportunity to have their shares repurchased on a quarterly basis, subject to an aggregate cap of 5% of shares outstanding. However, the determination to repurchase shares in any given quarter is fully at the discretion of our Board, so investors may not always have access to liquidity when they desire it.
 See
 “Risk Factors.”
Our primary focus is capitalizing on opportunities by investing primarily in middle market direct lending opportunities across North America, Europe and Australia and also in other geographic markets. We use the term “middle market” to refer to companies with between $10.0 million and $150.0 million in annual earnings before interest, taxes, depreciation and amortization. We focus on (i) senior secured credit investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender and (ii) mezzanine debt and other junior securities with a focus on downside protection. We may also invest in common and preferred equity and in secondary purchases of assets or portfolios, on an opportunistic basis, but such investments are not the principal focus of our investment strategy.
Following our initial public offering, the value at which our new Common Shares may be offered, or our Common Shares may be repurchased, will be equal to our monthly NAV per share. In addition, an investment in our Common Shares has limited or no liquidity beyond our share repurchase program, and our share repurchase program can be modified, suspended or terminated at the Board’s discretion. Our Common Shares may be purchased by any investor who meets the minimum suitability requirements described under “Suitability Standards” in this prospectus. Purchases of our Common Shares must be fully funded at the time of subscription.
We have a perpetual life and may continue to take in new capital on a continuous basis at a value generally equal to our NAV per share. We will be continually originating new investments to the extent we raise additional capital. We will also be regularly recycling capital from our existing investors into new investments.
Investments
Our level of investment activity may vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the level of investment and capital expenditures of such companies, the general economic environment, the amount of capital we have available to us and the competitive environment for the type of investments we make.
As a BDC, we may not acquire any assets other than “qualifying assets” specified in the 1940 Act, unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Pursuant to rules adopted by the SEC, “eligible portfolio companies” include certain companies that do not have any securities listed on a national securities exchange and public companies whose securities are listed on a national securities exchange but whose market capitalization is less than $250 million.
As a BDC, we may also invest up to 30% of our portfolio opportunistically in
“non-qualifying”
portfolio investments, such as investments in
non-U.S.
companies.
We may invest in debt securities which are either rated below investment grade or not rated by any rating agency but, if they were rated, would be rated below investment grade. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
Revenues
We generate revenues primarily through receipt of interest income from the investments we hold. In addition, we generate income from various loan origination and other fees, dividends on direct equity investments and capital gains on the sales of investments. The companies in which we invest use our capital for a variety of reasons, including to support organic growth, to fund changes of control, to fund acquisitions, to make capital investments and for refinancing and recapitalizations. Leverage may be utilized to help the Company meet its investment objective. Any such leverage would be expected to increase the total capital available for investment by the Company.
Our debt investment portfolio consists of primarily floating rate loans. As of December 31, 2023, 100.0% of our debt investments, based on fair value, bore interest at floating rates, which maybe subject to interest rate floors. As of December 31, 2022, the Company did not hold any investments. Variable-rate investments subject to a floor generally reset periodically to the applicable floor, only if the floor exceeds the index. Trends in base interest rates, such as SOFR, may affect our net investment income over the long term. In addition, our results may vary from period to period depending on the interest rates of new investments made during the period compared to investments that were sold or repaid during the period; these results reflect the characteristics of the particular portfolio companies that we invested in or exited during the period and not necessarily any trends in our business or macroeconomic trends.
Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-
dividend date for publicly traded portfolio companies.
Expenses
Our primary operating expenses include the payment of fees to the Advisor under the Investment Advisory Agreement, our allocable portion of overhead expenses under the Administration Agreement and other operating costs described below under “Business—Fees and Expenses”. We bear all other out-of-pocket
costs and expenses of our operations and transactions, as discussed further elsewhere in this prospectus.
To the extent that expenses to be borne by us are paid by our Advisor, we will generally reimburse our Advisor for such expenses. To the extent the Administrator outsources any of its functions, we will pay the fees associated with such functions on a direct basis without profit to the Administrator. We also reimburse the Administrator for its costs and expenses and our allocable portion of overhead incurred by it in performing its obligations under the Administration Agreement, including rent and compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and any of their respective staff who provide services to us, operations staff who provide services to us, internal audit staff, if any, to the extent internal audit performs a role in our Sarbanes-Oxley Act internal control assessment and fees paid to third-party providers for goods or services. Our allocable portion of overhead will be determined by the Administrator, which expects to use various methodologies such as allocation based on the percentage of time certain individuals devote, on an estimated basis, to our business and affairs, and will be subject to oversight by the Board. We incurred expenses related to the Administrator of $0.0 million and $0.0 million for the years ended December 31, 2023 and 2022, respectively, which is included in other general and administrative expenses on the consolidated statements of operations. The sub-administrator
is paid its compensation for performing its
sub-administrative
services under the
sub-administration
agreement. We incurred expenses related to the
sub-administrator
of $0.0 million and $0.0 million for the years ended December 31, 2023 and 2022, respectively which is included in other general and administrative expenses on the consolidated statements of operations. BCSF Advisors, LP, in its capacity as our investment adviser and administrator prior to September 28, 2023, was not, and BCPC Advisors, LP, in its capacity as the Advisor or the Administrator, will not be, reimbursed to the extent that such reimbursements would cause any distributions to our shareholders to constitute a return of capital. All of the foregoing expenses are ultimately borne by our shareholders.
BCSF Advisors, LP, in its capacity as our investment adviser prior to September 28, 2023, and the Advisor advanced all expenses incurred on our behalf through November 28, 2023, the date on which we broke escrow for our offering.
Leverage
From time to time, we may borrow funds, including under our credit facilities, or issue debt securities or preferred securities to make additional investments or for other purposes. This is known as “leverage” and could increase or decrease returns to our shareholders. The use of borrowed funds or the proceeds of preferred securities offerings to make investments has specific benefits and risks, and all of the costs of borrowing funds or issuing preferred securities are borne by our shareholders. As a BDC, with certain limited exceptions, we may only borrow amounts such that our asset coverage ratio, as defined in the 1940 Act, is in compliance with the ratio for BDCs set forth in the 1940 Act. The Company is permitted to borrow amounts such that its asset coverage ratio is at least 150% after such borrowing (if certain requirements are met). As of December 31, 2023, the Company’s asset coverage ratio was 210.3%.
Our leverage may take the form of revolving or term loans from financial institutions, secured or unsecured bonds, securitization of portions of our investment portfolio via collateralized loan obligations or preferred shares.
Investment Decision Process
The Advisor’s investment process can be broken into five processes: (1) Sourcing and Idea Generation, (2) Investment Diligence & Recommendation, (3) Credit Committee Approval, (4) Portfolio Construction and (5) Portfolio & Risk Management.
Sourcing and Idea Generation
The investment decision-making process begins with sourcing ideas. Bain Capital Credit’s Private Credit Group interacts with a broad and deep set of global sourcing contacts, enabling the group to generate a large set of middle-market investment opportunities. Further enhancing the sourcing capability of the core Private Credit Group are Bain Capital Credit’s industry groups, Trading Desk, and the Bain Capital Special Situations team. The team has extensive contacts with private equity firms. Relationships with banks, a variety of advisors and intermediaries and a handful of unique independent sponsors compose the remainder of the relationships. Through these sourcing efforts the Private Credit Group has built a sustainable deal funnel, which has generated hundreds of opportunities to review annually.

Investment Diligence & Recommendation
Our Advisor utilizes Bain Capital Credit’s
bottom-up
approach to investing, and it starts with due diligence. The Private Credit Group works with the close support of Bain Capital Credit’s industry groups on performing due diligence. This process typically begins with a detailed review of the offering memorandum as well as Bain Capital Credit’s own independent diligence efforts, including in-house
materials and expertise, third-party independent research and interviews, and hands-on
field checks where appropriate. For deals that progress beyond an initial stage, the team will schedule one or more meetings with company management, facilities visits and also meetings with the sponsor in order to ask more detailed questions and to better understand the sponsor’s view of the business and plans for it going forward. The team’s diligence work is summarized in investment memorandums and accompanying credit packs. Work product also includes full models and covenant analysis. The approval process itself is iterative, involving multiple levels of discussion and approval.
Credit Committee Approval
Given Bain Capital Credit’s broad and diverse range of investment strategies, we tailor our investment decision-making process by strategy to provide a robust and comprehensive discussion of both individual investments and the applicable portfolio(s) under consideration. We believe that this flexible approach provides a rigorous investment decision-making process that allows us to be nimble across a variety of market environments while still maintaining high credit underwriting standards.
Our investments require approval from at least the Private Credit Investment Committee, which includes three Partners in the Private Credit Group as standing members: Michael Ewald, Mike Boyle, and Carolyn Hastings. Ad hoc members may also be included in the Private Credit Investment Committee for certain types of investments.
Portfolio Construction
Portfolio construction is largely the responsibility of the portfolio managers. The portfolio managers will construct the portfolio using a set of approved investments. While the decision to buy generally requires approval from at least the Private Credit Investment Committee, the decision to sell securities is at the sole discretion of the portfolio managers. For middle-market holdings, the path to exit an investment is discussed at credit committee meetings, including restructurings, acquisitions and sale to strategic buyers. Since most middle-market investments are illiquid, exits are driven primarily by a sale of the portfolio company or a refinancing of the portfolio company’s debt.
Portfolio & Risk Management
Our Advisor utilizes Bain Capital Credit’s Private Credit Group for the daily monitoring of its respective credits after an investment has been made. Our Advisor believes that the ongoing monitoring of financial performance and market developments of portfolio investments is critical to successful investment management. Accordingly, our Advisor is actively involved in an on-going
portfolio review process and attends board meetings. To the extent a portfolio investment is not meeting our Advisor’s expectations, our Advisor takes corrective action when it deems appropriate, which may include raising interest rates, gaining a more influential role on its board, taking warrants and, where appropriate, restructuring the balance sheet to take control of the company. Our Advisor will utilize the Bain Capital Credit risk and oversight committee. The risk and oversight committee is responsible for monitoring and reviewing risk management, including portfolio risk, counterparty risk and firm-wide risk issues. In addition to the methods noted above, there are a number of proprietary methods and tools used through all levels of Bain Capital Credit to manage portfolio risk.
Warehousing Transaction
We entered into multiple warehousing transactions whereby we agreed, subject to certain conditions, to purchase certain assets from parties unaffiliated with the Advisor. Such warehousing transactions were designed to assist us in deploying capital upon receipt of subscriptions. On October 19, 2022, we entered into the Facility Agreements. The Facility Agreements create a forward obligation of the Financing Provider to sell, and a forward obligation of us or our designee to purchase the Portfolio Investments owned and held by the Financing Provider at our request, in each case in the currency of the respective Facility Agreement. The Portfolio Investments generally consist of originated loans to middle-market corporate and sponsor-backed U.S. companies consistent with our investment strategy. Pursuant to the Facility Agreements, we were entitled to request the Financing Provider acquire such Portfolio Investments as we may have designated from time to time, which the Financing Provider can approve or reject in its sole and absolute discretion. Prior to any sale to us, the Portfolio Investments were owned and held solely for the account of the Financing Provider. Until such time as we satisfied the Capital Condition, we had no obligation to purchase the Portfolio Investments under the Facility Agreements.
On November 28, 2023, the Company met the Capital Condition and purchased the Portfolio Investments from the Financing Provider with an aggregate principal amount of $195.4 million (excluding unfunded revolvers and delayed draw positions of $6.8 million), at a purchase price of $190.6 million, resulting in a realized gain of approximately $1.8 million.
As of December 31, 2023, there were 20 loans (consisting of 11 portfolio companies) that the Financing Provider previously acquired with a fair market value of $130.8 million as compared to a $130.8 million purchase obligation relating to the Portfolio Investments under the Facility Agreements (excluding the impacts of interest receivable on investments, fees payable to the Financing Provider and foreign currency). As of December 31, 2022, the Capital Condition was not met.
Portfolio and Investment Activity
During the year ended December 31, 2023, we invested $202.3 million, including PIK, in 19 portfolio companies, and had $(11.4) million in aggregate amount of principal repayment and sales, resulting in a net increase in investment of $190.9 million for the year. Of the $202.3 million invested during the year ended December 31, 2023, $1.0 million was related to drawdowns on delayed draw term loans and revolvers of our portfolio companies.
During the year ended December 31, 2022, the Company had no portfolio investments.
The following table shows the composition of the investment portfolio and associated yield data as of December 31, 2023 (dollars in thousands):

	As of December 31, 2023
					Weighted Average
					Yield (1)
					at
	Amortized Cost	Percentage of Total Portfolio	Fair Value	Percentage of Total Portfolio	Amortized Cost	Market Value
First Lien Senior Secured Loan	$188,766	98.0%	$188,789	98.0%	12.2%	12.2%
Preferred Equity	3,875	2.0	3,875	2.0	—	—
Equity Interest	90	0.0	90	0.0	—	—

Total	$192,731	100.0%	$192,754	100.0%	12.2%	12.2%

(1)
Weighted average yields are computed as (a) the annual stated interest rate or yield earned on the relevant accruing debt and other income producing securities, divided by (b) the total relevant investments at amortized cost or at fair value, as applicable. The weighted average yield does not represent the total return to our shareholders.

As of December 31, 2022, the Company had no portfolio investments.
The following table presents certain selected information regarding our investment portfolio as of December 31, 2023:

As of
December 31, 2023
Number of portfolio companies	19
Percentage of debt bearing a floating rate (1)	100.0%
Percentage of debt bearing a fixed rate (1)	—%

(1)	Measured on a fair value basis.
As of December 31, 2022, the Company had no portfolio investments.
The following table shows the amortized cost and fair value of our performing and non-accrual
investments as of December 31, 2023 (dollars in thousands):

	As of December 31, 2023
	Amortized Cost	Percentage at Amortized Cost	Fair Value	Percentage at Fair Value
Performing	$192,731	100.0%	$192,754	100.0%
Non-accrual	—	—	—	—

Total	$192,731	100.0%	$192,754	100.0%

Loans or debt securities are placed on
non-accrual
status when there is reasonable doubt that principal or interest will be collected. Accrued interest generally is reversed when a loan or debt security is placed on non-accrual
status. Interest payments received on
non-accrual
loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment.
Non-accrual
loans and debt securities are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current. We may make exceptions to this treatment if the loan has sufficient collateral value and is in the process of collection. As of December 31, 2023, there were no loans placed on non-accrual
in the Company’s portfolio. As of December 31, 2022, there were no loans placed on non-accrual
in the Company’s portfolio.
The following table shows the amortized cost and fair value of the investment portfolio, cash and cash equivalents and foreign cash as of December 31, 2023 (dollars in thousands):

	As of December 31, 2023
	Amortized Cost	Percentage of Total	Fair Value	Percentage of Total
First Lien Senior Secured Loan	$188,766	89.1%	$188,789	89.1%
Preferred Equity	3,875	1.8	3,875	1.8
Equity Interest	90	0.0	90	0.0
Cash and cash equivalents	19,031	9.0	19,031	9.0
Restricted Cash	50	0.0	50	0.0
Foreign Cash	211	0.1	213	0.1

Total	$212,023	100.0%	$212,048	100.0%

As of December 31, 2022, the Company had no portfolio investments.

Our Advisor monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action for each company. The Advisor has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	periodic or regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor to discuss financial position, requirements and accomplishments;

•	comparisons to our other portfolio companies in the industry, if any;

•	attendance at and participation in board meetings or presentations by portfolio companies; and

•	review of monthly and quarterly consolidated financial statements and financial projections of portfolio companies.
Our Advisor rates the investments in our portfolio at least quarterly and it is possible that the rating of a portfolio investment may be reduced or increased over time. For investments rated 3 or 4, our Advisor enhances its level of scrutiny over the monitoring of such portfolio company. Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.

•
An investment is rated 1 if, in the opinion of our Advisor, it is performing above underwriting expectations, and the business trends and risk factors are generally favorable, which may include the performance of the portfolio company or the likelihood of a potential exit.

•
An investment is rated 2 if, in the opinion of our Advisor, it is performing as expected at the time of our underwriting and there are generally no concerns about the portfolio company’s performance or ability to meet covenant requirements, interest payments or principal amortization, if applicable. All new investments or acquired investments in new portfolio companies are initially given a rating of 2.

•
An investment is rated 3 if, in the opinion of our Advisor, the investment is performing below underwriting expectations and there may be concerns about the portfolio company’s performance or trends in the industry, including as a result of factors such as declining performance, non-compliance
with debt covenants or delinquency in loan payments (but generally not more than 180 days past due).

•
An investment is rated 4 if, in the opinion of our Advisor, the investment is performing materially below underwriting expectations. For debt investments, most of or all of the debt covenants are out of compliance and payments are substantially delinquent. Investments rated 4 are not anticipated to be repaid in full, if applicable, and there is significant risk that we may realize a substantial loss on our investment.

The following table shows the composition of our portfolio on the 1 to 4 rating scale as of December 31, 2023 (dollars in thousands):

	As of December 31, 2023
Investment Performance Rating	Fair Value	Percentage of Total	Number of Companies (1)	Percentage of Total
1	$—	—%	—	—%
2	192,754	100.0	19	100.0
3	—	—	—	—
4	—	—	—	—

Total	$192,754	100.0%	19	100.0%

(1)	Number of investment rated companies may not agree to total portfolio companies due to investments across investment types and structures.

As of December 31, 2022, the Company had no portfolio investments.
Results of Operations
Our operating results for the years ended December 31, 2023, 2022 and for the period December 21, 2021 (inception) through December 31, 2021 were as follows (dollars in thousands):

	For the Year Ended December 31,		For the Period December 21, 2021 (inception) through December 31, 2021
	2023 (1)	2022
Total investment income	$2,393	$—	$—
Total expenses, net of fee waivers	1,227	1,094	—
Net investment income before taxes	1,166	(1,094)	—
Less Income taxes, including excise tax	—	—	—
Net investment income	1,166	(1,094)	—
Net realized gain (loss)	1,814	—	—
Net change in unrealized appreciation (depreciation)	(196)	—	—

Net increase in net assets resulting from operations	$2,784	$(1,094)	$—

(1)	The Company commenced operations on November 28, 2023.
Net increase in net assets resulting from operations can vary from period to period as a result of various factors, including additional financing, new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. Due to these factors, comparisons may not be meaningful.
Investment Income
The composition of our investment income for year ended December 31, 2023 was as follows (dollars in thousands):

For the Year Ended December 31,
2023
Interest from investments	$2,265
Other income	128

Total investment income	$2,393

Interest income from investments, which includes interests and accretion of discounts and fees, increased to $2.3 million for the year ended December 31, 2023 from $0.0 million for the year ended December 31, 2022, due to the Company commencing operations on November 28, 2023. Other income increased to approximately $0.1 million for the year ended December 31, 2023 from $0.0 million for the year ended December 31, 2022, primarily due to an increase in upfront, commitment and amendment fees earned on certain investments. For the year ended December 31, 2023, the weighted average yield of our investment portfolio was 12.2%, at amortized cost.

For the year December 31, 2022 and for the period December 21, 2021 (inception) through December 31, 2021, the Company did not earn any investment income.
Operating Expenses
The composition of our operating expenses for the years ended December 31, 2023 and 2022 and for the period December 21, 2021 (inception) through December 31, 2021 were as follows (dollars in thousands):

	For the Year Ended December 31,		For the Period December 21, 2021 (Inception) Through December 31, 2021
	2023	2022
Interest and debt financing expenses	$772	$—	$—
Base management fee	140	—	—
Incentive fee	437	—	—
Professional fees and operating expenses	924	391	—
Amortization of deferred offering costs	112	—	—
Trustee fees	432	324	—
Other general and administrative expenses	996	379	—

Total expenses, before fee waivers	$3,813	$1,094	$—

Base management fee waiver	(8)	—	—
Incentive fee waiver	(289)	—	—
Expense support reimbursement	(2,289)	—	—

Total expenses, net of fee waivers	$1,227	$1,094	$—

Interest and Debt Financing Expenses
Interest and debt financing expenses on our borrowings totaled approximately $0.8 million, $0.0 million and $0.0 million for the years ended December 31, 2023 and 2022 and period December 21, 2021 (inception) through December 31, 2021, respectively. The increase was driven by the Company entering into the GS Revolving Credit Facility and SMBC Revolving Credit Facilities. The weighted average principal debt balance outstanding for the years ended December 31, 2023 and 2022 and period December 21, 2021 (inception) through December 31, 2021 was $97.0 million, $0.0 million and $0.0 million, respectively.
The combined weighted average interest rate (excluding deferred upfront financing costs and unused fees) of the aggregate borrowings outstanding for years ended December 31, 2023 and 2022 and period December 21, 2021 (inception) through December 31, 2021 was 8.2%, 0.0% and 0.0%, respectively.
Management Fee
Management fee (net of waivers) increased to $0.1 million for the year ended December 31, 2023 from $0.0 million for the year ended December 31, 2022. Management fee waived for the years ended December 31, 2023 and 2022, was $0.0 million and $0.0 million, respectively.
For the year ended December 31, 2022 and period December 21, 2021 (inception) through December 31, 2021, no management fees were accrued or paid.

Incentive Fee
Incentive fee (net of waivers) was $0.1 million and $0.0 million for the years ended December 31, 2023 and 2022, respectively. Incentive fee waivers related to pre-incentive
fee net investment income consisted of voluntary waivers of $0.3 million and $0.0 million for the years ended December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, there were no incentive fees related to the Cap Fee. There was no capital gains incentive fee payable to the Advisor under the Investment Advisory Agreement or to BCSF Advisors, LP as of December 31, 2023 and 2022.
For the year ended December 31, 2022 and period December 21, 2021 (inception) through December 31, 2021, no incentive fees were accrued or paid.
Professional Fees and Other General and Administrative Expenses
Professional fees and other general and administrative expenses increased to $0.9 million for the year ended December 31, 2023 from $0.4 million for the year ended December 31, 2022, primarily due to an increase in costs associated with servicing our investment portfolio as operations for the Company commenced on November 28, 2023.
Expense Support and Conditional Reimbursement Agreement
We have entered into an Expense Support Agreement with the Advisor. For additional information see “Notes to Consolidated Financial Statements — Note 5. Agreements and Related Party Transactions Investment Advisory Agreement” to the consolidated financial statements included elsewhere in this prospectus. Expense support increased to $2.3 million for the year ended December 31, 2023 from $0.0 million for the year ended December 31, 2022, as the agreement was executed on September 28, 2023.

Net Realized and Unrealized Gains and Losses
The following table summarizes our net realized and unrealized gains (losses) for the years ended December 31, 2023 (dollars in thousands):

For the Year Ended December 31,
2023
Net realized gain on investments	$1,855
Net realized loss on investments	(110)
Net realized gain on foreign currency transactions	31
Net realized loss on foreign currency transactions	(10)
Net realized gain on forward currency exchange contracts	48
Net realized loss on forward currency exchange contracts	—

Net realized gains (losses)	$1,814

Change in unrealized appreciation on investments	$2,700
Change in unrealized depreciation on investments	(2,677)
Net change in unrealized appreciation on investments	23
Unrealized depreciation on foreign currency translation	(129)
Unrealized depreciation on forward currency exchange contracts	(90)
Net change in unrealized appreciation on foreign currency and forward currency exchange contracts	(219)

Net change in unrealized appreciation	$(196)

For the year ended December 31, 2023, we had $1.8 million in realized gains primarily due to the realized gain on the warehousing transaction (see “Note 13. Warehousing Transaction” to the consolidated financial statements included elsewhere in this prospectus).
For the year ended December 31, 2023, we had $2.7 million in unrealized appreciation on 19 portfolio company investments, which was offset by $2.7 million in unrealized depreciation on 9 portfolio company investments. Unrealized depreciation for the year ended December 31, 2023 resulted from a decrease in fair value, primarily due to a widening of credit spreads and negative valuation adjustments. Unrealized appreciation was primarily due to positive valuation adjustments.
For the year ended December 31, 2023, unrealized depreciation on forward currency exchange contracts were due to EUR forward contracts. Unrealized depreciation on foreign currency translation was primarily due to FX translation on foreign denominated debt in the Goldman Sachs Facility.
For the year ended December 31, 2022 and period December 21, 2021 (inception) through December 31, 2021, the Company had no realized or unrealized gains and losses on investments.

The following table summarizes the impact of foreign currency for the years ended December 31, 2023 (dollars in thousands)

For the Year Ended December 31,
2023
Net realized gain (loss) on investments due to foreign currency	$(10)
Net realized gain (loss) on foreign currency transactions	21
Net realized gain (loss) on forward currency exchange contracts	48
Net change in unrealized appreciation on foreign currency translation	6
Net change in unrealized appreciation on debt foreign currency translation	(135)
Net change in unrealized appreciation on forward currency exchange contracts	(90)
Net change in unrealized appreciation on investments due to foreign currency	168

Foreign currency impact to net increase in net assets resulting from operations	$8

Including the total net realized and unrealized gains (losses) on forward currency exchange contracts of $0.0 million, the net impact of foreign currency on total net gains (losses) on the consolidated statements of operations is $0.0 million for the year ended December 31, 2023.
For the year ended December 31, 2022 and period December 21, 2021 (inception) through December 31, 2021, the Company had no realized or unrealized gains and losses on foreign currency net of forward currency exchange contracts.
Net Increase (Decrease) in Net Assets Resulting from Operations
For the years ended December 31, 2023 and 2022, and the period December 21, 2021 (inception) through December 31, 2021, the net increase (decrease) in net assets resulting from operations was $2.8 million, $(1.1) million, and $0.0 million respectively. Based on the weighted average Common Shares outstanding for the year ended December 31, 2023, our per share net increase in net assets resulting from operations was $0.41. Based on the weighted average Common Shares outstanding for the year ended December 31, 2022 and period December 21, 2021 (inception) through December 31, 2021, our per share net increase in net assets resulting from operations was not meaningful.
Financial Condition, Liquidity and Capital Resources
Our liquidity and capital resources are derived primarily from proceeds from equity issuances, advances from our credit facilities (including the GS Revolving Credit Facility and the SMBC Revolving Credit Facility), debt issuances and cash flows from operations. We use the net proceeds from the offering to (1) make investments in accordance with our investment strategy and policies, (2) fund repurchases under our share repurchase program, and (3) for general corporate purposes. Generally, our policy is to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from the offering of the Company’s Common Shares or other sources and may choose to do so, particularly in the earlier part of the offering.

We intend to continue to generate cash primarily from cash flows from operations, future borrowings and future offerings of securities. We may from time to time raise additional equity or debt capital through registered offerings, enter into additional debt facilities, or increase the size of existing facilities or issue debt securities. Any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. We are required to meet an asset coverage ratio, defined under the 1940 Act as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities, of at least 150% after each issuance of senior securities. As of December 31, 2023 and 2022, the Company had $100.0 million and $0.0 million outstanding senior securities, respectively.
At December 31, 2023 and 2022, we had $19.3 million and $0.0 million in cash, foreign cash, restricted cash and cash equivalents, respectively.
At December 31, 2023, we had approximately $48.0 million of availability on our SMBC Revolving Credit Facility and $52.0 million of availability on our GS Revolving Credit Facility, subject to existing terms and regulatory requirements. At December 31, 2022, the Company had no outstanding borrowings.
For the year ended December 31, 2023, cash, foreign cash, restricted cash, and cash equivalents increased by $19.3 million. During the year ended December 31, 2023, we used $188.4 million in cash for operating activities. The increase in cash used for operating activities was primarily related to the purchases of investments of $198.0 million, which was offset by proceeds from principal payments and sales of investments of $7.3 million and a net increase in assets resulting from operations of $2.8 million.
During the year ended December 31, 2023, we provided $207.7 million for financing activities, primarily due to borrowings on our Goldman Sachs and Sumitomo Revolving Credit Facilities and proceeds from issuance of Common Shares.
Equity
As of November 28, 2023, the Company had satisfied the minimum offering requirement, and the Company’s Board of Trustees authorized the release of proceeds from escrow. As of such date, the Company issued and sold 4,027,980 shares (consisting entirely of Class I shares; no Class S or Class D shares were issued or sold as of such date) and the escrow agent released net proceeds to the Company as payment for shares. As of December 31, 2023, the Company had 4,431,245 Class I shares, 0 Class S shares and 0 Class D shares issued and outstanding.
As of December 31, 2022, the Company had issued and outstanding 200 Class I Common Shares, which were purchased by BCSF Advisors, LP at a purchase price of $25.00 per share. As of December 31, 2022, the Company had no Class S or Class D shares issued or outstanding.
Debt
The Company’s outstanding borrowings as of December 31, 2023 were as follows:

	As of December 31, 2023
	Total Aggregate Principal Amount Committed	Principal Amount Outstanding	Carrying Value
GS Revolving Credit Facility	$150,000	$97,989	$97,989
SMBC Revolving Credit Facility	50,000	2,000	2,000

Total Debt	$200,000	$99,989	$99,989

As of December 31, 2022, the Company had no outstanding borrowings.
Goldman Sachs Revolving Credit Facility
On November 29, 2023, the Company entered into the GS Revolving Credit Facility as borrower (the “Borrower”), Goldman Sachs Bank USA, as syndication agent and administrative agent (“Goldman Sachs”), and Computershare, as collateral administrator, collateral agent and collateral custodian.
The maximum commitment amount under the GS Revolving Credit Facility is $150,000,000. Proceeds of the borrowings under the GS Revolving Credit Facility may be used, among other things, to fund portfolio investments by the Borrower and to make advances under delayed draw term loans and revolving loans where the Borrower is a lender. Borrowings under the GS Revolving Credit Facility accrue interest at a rate per annum equal to the floating rate applicable to the currency of such borrowings (which, for U.S. dollar-denominated borrowings, is three-month term SOFR), plus an applicable margin of 2.90%. The Borrower is required to utilize a minimum percentage of the commitments under the GS Revolving Credit Facility, with unused amounts below such minimum utilization amount accruing a fee at a rate equal to the interest rate for U.S. dollar advances as described above. In addition, the Borrower pays a commitment fee of 0.50% per annum on the average daily unused amount of the commitments under the GS Revolving Credit Facility in excess of such minimum utilization amount, in addition to certain other fees as agreed between the Borrower and Goldman Sachs.
The period during which the Borrower may make borrowings under the GS Revolving Credit Facility expires on November 29, 2026, and the GS Revolving Credit Facility will mature and all amounts outstanding must be repaid by November 29, 2028.
The GS Revolving Credit Facility includes customary affirmative and negative covenants, including certain limitations on the incurrence of additional indebtedness and liens, as well as usual and customary events of default for revolving credit facilities of this nature. Upon the occurrence and during the continuation of an event of default, Goldman Sachs may declare the outstanding advances and all other obligations under the GS Revolving Credit Facility immediately due and payable. The Borrower’s obligations under the GS Revolving Credit Facility are secured by a first priority security interest in all of the Borrower’s portfolio investments and cash.
As of December 31, 2023, there were $98.0 million in borrowings under the GS Revolving Credit Facility.
SMBC Revolving Credit Facility
On December 29, 2023, the Company entered into the SMBC Revolving Credit Facility as Borrower, with Sumitomo Mitsui Banking Corporation, as Administrative Agent, Sole Book Runner and Lead Arranger. The SMBC Revolving Credit Facility is effective as of December 29, 2023.
The facility amount under the SMBC Revolving Credit Facility is $50,000,000 with an accordion provision to permit increases to the total facility amount up to $500,000,000. Proceeds of the loans under the SMBC Revolving Credit Facility may be used for general corporate purposes of the Company, including, without limitation, repaying outstanding indebtedness, making distributions, contributions and investments, and acquiring and funding investments permitted under the SMBC Revolving Credit Facility, and such other uses as permitted under the SMBC Revolving Credit Facility. The maturity date is December 29, 2028.
Interest under the SMBC Revolving Credit Facility is equal to (I) (a) if the borrowing base (as of the most recently delivered borrowing base certificate delivered under the SMBC Revolving Credit Facility) is less than 1.60 times the Combined Debt Amount, (i) with respect to any ABR Loan, 1.125% per annum; (ii) with respect to any Term Benchmark Loan, 2.125% per annum; and (iii) with respect to any RFR Loan, 2.125% per annum or (b) if the borrowing base is greater than or equal to 1.60 times the Combined Debt Amount, (i) with respect to any ABR Loan, 1.00% per annum; (ii) with respect to any Term Benchmark Loan, 2.00% per annum; and (iii) with respect to any RFR Loan, 2.00% per annum plus (II) an applicable credit spread adjustment of (a) with respect to any Term Benchmark Loan denominated in Dollars, a flat credit adjustment spread of 0.10%; and (b) with respect to any RFR Loan denominated in Sterling, a flat credit spread adjustment of 0.0326%; provided, however, to the extent the Company does not have an investment grade rating from any nationally recognized rating agency on the nine-month anniversary of the closing date, the otherwise applicable margin shall be increased by 0.125% per annum until such rating is obtained.
As of December 31, 2023, there were $2.0 million in borrowings under the SMBC Revolving Credit Facility.
Distribution Policy
The following table summarizes distributions declared during the year ended December 31, 2023 (dollars in thousands):

Date Declared	Record Date	Payment Date	Amount Per Share	Total Distributions
November 30, 2023	November 30, 2023	December 29, 2023	$0.3400	$1,370
December 29, 2023	December 29, 2023	January 31, 2024	$0.1875	$831

Total distributions declared			$0.5275	$2,201

Distributions to common shareholders are recorded on the record date. To the extent that we have income available, we intend to distribute monthly distributions to our shareholders. Our monthly distributions, if any, will be determined by the Advisor. Any distributions to our shareholders will be declared out of assets legally available for distribution.
Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares during the year ended December 31, 2023:

	Class S		Class D		Class I
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$—	$—	$—	$—	$0.3182	$1,358
Net realized gains	—	—	—	—	0.2093	843
Distribution in excess of net investment income	—	—	—	—	—	—

	$—	$—	$—	$—	$0.5275	$2,201

We commenced regular monthly distributions after breaking escrow on November 28, 2023. The Board delegated authority to declare distributions to the Advisor in an aggregate amount up to all of the Company’s (i) taxable earnings; (ii) capital gains; (iii) net proceeds attributable to the repayment or disposition of investments (together with any interest, dividends and other net cash flow in respect of such investments); and (iv) any other amounts legally available for distribution to the extent the officers of the Company deem appropriate (including, if applicable, amounts representing a return of capital); provided each distribution shall not exceed an annualized distribution yield of 10%. Any distributions we make will be at the discretion of our Advisor, subject to oversight by the Board, who will consider, among other things, our earnings, cash flow, capital needs and general financial condition, as well as our desire to comply with the RIC requirements, which generally require us to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. As a result, our distribution rates and payment frequency may vary from time to time and there is no assurance we will pay distributions in any particular amount, if at all.
The per share amount of distributions on Class S, Class D and Class I shares will generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class.
For the year ended December 31, 2022 and the period from December 21, 2021 (inception) through December 31, 2021, the Company did not declare or pay any distributions.
We intend to elect to be treated, and intend to operate in a manner so as to continuously qualify, as a RIC under Subchapter M of the Code, beginning with our taxable year ended December 31, 2023. To qualify for and maintain RIC tax treatment, among other things, we must distribute dividends to our shareholders in respect of each taxable year of an amount generally at least equal to 90% of the sum of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses. In order to avoid the imposition of certain excise taxes imposed on RICs, we must distribute dividends to our shareholders in respect of each calendar year of an amount at least equal to the sum of: (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for such calendar year; (2) 98.2% of our capital gains in excess of capital losses, adjusted for certain ordinary losses, generally for the one-year
period ending on October 31 of such calendar year; and (3) the sum of any net ordinary income plus capital gains net income for preceding years that were not distributed during such years and on which we paid no federal income tax.
The U.S. federal income tax characterization of distributions declared and paid for the fiscal year will be determined at fiscal year-end
based upon our investment company taxable income for the full fiscal year and distributions paid during the full year.
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan, which is an
“opt-out”
distribution reinvestment plan.
Under this plan, shareholders (other than those located in specific states, who are clients of selected participating brokers, as outlined below, or who have elected to “opt out” of the plan) will have their cash distributions automatically reinvested in additional shares of the same class of our Common Shares to which the distribution relates. If a shareholder elects to “opt out,” that shareholder will receive cash distributions. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the then current NAV per share of the relevant class of Common Shares. Shareholders will not pay transaction related charges when purchasing shares under our distribution reinvestment plan, but all outstanding Class S and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees. The U.S. federal income tax characterization of distributions declared and paid for the fiscal year will be determined at fiscal year-end
based upon our investment company taxable income for the full fiscal year and distributions paid during the full year.
Share Repurchase Program
Subject to the discretion of the Board, we commenced a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the NAV per share for the applicable class of shares on each date of repurchase. Our Board may amend, suspend or terminate the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased to no more than 5% of our outstanding Common

Shares as of the last day of the immediately preceding quarter. In the event the number of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests may be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We may choose to offer to repurchase fewer shares than described above, or none at all.
We expect to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Commitments and
Off-Balance
Sheet Arrangements
As of December 31, 2023, the Company had $10.8 million of unfunded commitments under loan and financing agreements (dollars in thousands):

Portfolio Company & Investment	Expiration Date (1)	Unfunded Commitments (2)
Apollo Intelligence - Delayed Draw	5/31/2028	1,188
Blackbird Purchaser, Inc. - Revolver	12/19/2029	1,375
Blackbird Purchaser, Inc. - Delayed Draw	5/11/2025	2,063
Chase Industries, Inc. - Revolver	5/11/2025	819
Concert Golf Partners Holdco - Delayed Draw	4/2/2029	89
OGH Bidco Limited - Revolver	6/29/2029	2,570
Reconomy - Revolver	6/25/2029	2,707

Total		$10,811

1.
Commitments are generally subject to borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. These amounts may remain outstanding until the commitment period of an applicable loan expires, which may be shorter than its maturity.

2.	Unfunded commitments denominated in currencies other than U.S. dollars have been converted to U.S. dollars using the applicable foreign currency exchange rate as of December 31, 2023.
As of December 31, 2022, the Company had no unfunded commitments under loan and financing agreements.
We may become a party to financial instruments with
off-balance
sheet risk in the normal course of our business to fund investments and to meet the financial needs of our portfolio companies. These instruments may include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized on the statements of assets and liabilities.
Warehousing Transaction
We entered into the Facility Agreements with the Financing Provider to acquire certain securities at our request. Such warehousing transaction was designed to assist us in deploying capital upon receipt of subscriptions. The Portfolio Investments generally consist of originated loans to middle-market corporate and sponsor-backed U.S. companies consistent with our investment strategy. For additional information, see “
Note 13. Warehousing Transaction
” to the consolidated financial statements included elsewhere in this prospectus.
Other Commitments and Contingencies
From time to time, we may become a party to certain legal proceedings incidental to the normal course of its business. At December 31, 2023, management is not aware of any pending or threatened litigation.
Related-Party Transactions
We entered into a number of business relationships with affiliated or related parties, including the Investment Advisory Agreement and the Administration Agreement.
In addition to the aforementioned agreements, we, our Advisor and certain of our Advisor’s affiliates have been granted exemptive relief by the SEC to co-invest
with other funds managed by our Advisor or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. For additional information, see “
Note 5. Agreements and Related Party Transactions
” to the consolidated financial statements included elsewhere in this prospectus.
Significant Accounting Estimates and Critical Accounting Policies
Basis of Presentation
The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company’s consolidated financial statements and related financial information have been prepared pursuant to the requirements for reporting on Form
10-K
and Articles 1, 6, 10 and 12 of Regulation
S-X.
These consolidated financial statements reflect adjustments that in the opinion of the Company are necessary for the fair statement of the financial position and results of operations for the periods presented herein and are not necessarily indicative of the full fiscal year. We have determined we meet the definition of an investment company and follow the accounting and reporting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 — Financial Services — Investment Companies (“ASC 946”). Our financial currency is U.S. dollars and these consolidated financial statements have been prepared in that currency.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates and such differences could be material.
Revenue Recognition
We record our investment transactions on a trade date basis. We record realized gains and losses based on the specific identification method. We record interest income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Discount and premium to par value on investments acquired are accreted and amortized, respectively, into interest income over the life of the respective investment using the effective interest method. Loan origination fees, original issue discount and market discount or premium are capitalized and amortized into or against interest income using the effective interest method or straight-line method, as applicable. We record any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts received upon prepayment of a loan or debt security as interest income.

Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for such distributions in the case of private portfolio companies, and on the ex-dividend
date for publicly traded portfolio companies. Distributions received from a limited liability company or limited partnership investment are evaluated to determine if the distribution should be recorded as dividend income or a return of capital.
Certain investments may have contractual PIK interest or dividends. PIK represents accrued interest or accumulated dividends that are added to the loan principal of the investment on the respective interest or dividend payment dates rather than being paid in cash and generally becomes due at maturity or upon being called by the issuer. We record PIK as interest or dividend income, as applicable. If at any point we believe PIK may not be realized, we place the investment generating PIK on non-accrual
status. When a PIK investment is placed on
non-accrual
status, the accrued, uncapitalized interest or dividends are generally reversed through interest or dividend income, as applicable.
Certain structuring fees and amendment fees are recorded as other income when earned. We record administrative agent fees received as other income when the services are rendered.
Valuation of Portfolio Investments
The Advisor shall value the investments owned by the Company, subject at all times to the oversight of the Board. The Advisor shall follow its own written valuation policies and procedures as approved by the Board when determining valuations. A short summary of the Advisor’s valuation policies is below.
Investments for which market quotations are readily available are typically valued at such market quotations. Pursuant to Rule
2a-5
under the 1940 Act, the Board designates the Advisor as Valuation Designee to perform fair value determinations for the Company for investments that do not have readily available market quotations. Market quotations are obtained from an independent pricing service, where available. If a price cannot be obtained from an independent pricing service or if the independent pricing service is not deemed to be current with the market, certain investments held by the Company will be valued on the basis of prices provided by principal market makers. Generally, investments marked in this manner will be marked at the mean of the bid and ask of the independent broker quotes obtained. To validate market quotations, the Company utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available will be valued at a price that reflects such security’s fair value.
With respect to unquoted portfolio investments, the Company will value each investment considering, among other measures, discounted cash flow models, comparisons of financial ratios of peer companies that are public, and other factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Company will use the pricing indicated by the external event to corroborate and/or assist us in our valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.
With respect to investments for which market quotations are not readily available, in particular, illiquid/hard to value assets, the Advisor will typically undertake a multi-step valuation process, which includes among other things, the below:

•
The Company’s quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Advisor responsible for the portfolio investment;

•	Preliminary valuation conclusions are then documented and discussed with the Company’s senior management and the Advisor;

•	Generally investments that constitute a material portion of the Company’s portfolio are periodically reviewed by an independent valuation firm; and

•	The Board and audit committee (the “Audit Committee”) provide oversight with respect to the valuation process, including requesting such materials as they deem appropriate.
In following this approach, the types of factors that are taken into account in the fair value pricing of investments include, as relevant, but are not limited to: comparison to publicly traded securities, including factors such as yield, maturity and measures of credit quality; the enterprise value of a portfolio company; the nature and realizable value of any collateral; the portfolio company’s ability to make payments and its earnings and discounted cash flows; and the markets in which the portfolio company does business. In cases where an independent valuation firm provides fair valuations for investments, the independent valuation firm provides a fair valuation report, a description of the methodology used to determine the fair value and their analysis and calculations to support their conclusion.
Contractual Obligations
We have entered into the Investment Advisory Agreement with our Advisor. Our Advisor has agreed to serve as our investment adviser in accordance with the terms of the Investment Advisory Agreement. Under the Investment Advisory Agreement, we have agreed to pay an annual base management fee as well as an incentive fee based on our investment performance.
On September 28, 2023, the Company entered into the Investment Advisory Agreement with the Advisor. The Investment Advisory Agreement was approved by the Company’s Board of Trustees and sole shareholder on September 28, 2023. In connection with the Company’s entry into the Investment Advisory Agreement, the Company’s prior investment advisory agreement with BCSF Advisors, LP was terminated on September 28, 2023. The Investment Advisory Agreement has the same material terms as the prior investment advisory agreement. Pursuant to the Investment Advisory Agreement, the base management fee is calculated at an annual rate of 0.75% (0.1875% per quarter) of our gross assets, including assets purchased with borrowed funds or other forms of leverage but excluding cash and cash equivalents and the incentive fee comprised of two parts, net investment income and capital gains.
We have entered into an Administration Agreement with the Administrator pursuant to which the Administrator will furnish us with administrative services necessary to conduct our day-to-day
operations. We reimburse the Administrator for its costs and expenses and our allocable portion of overhead incurred by it in performing its obligations under the Administration Agreement, including certain compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and any of their respective staff who provide services to us, operations staff who provide services to us, and internal audit staff, if any, to the extent internal audit performs a role in our Sarbanes-Oxley Act internal control assessment.
If any of our contractual obligations discussed above are terminated, our costs may increase under any new agreements that we enter into as replacements. We would also likely incur expenses in locating alternative parties to provide the services we expect to receive under our Investment Advisory Agreement and Administration Agreement.

The following table shows the contractual maturities of our debt obligations as of December 31, 2023 (dollars in thousands):

	Payments Due by Period
	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years
GS Revolving Credit Facility	$97,989	$—	$—	$97,989	$—
SMBC Revolving Credit Facility	2,000	—	—	2,000	—

Total Debt Obligations	$99,989	$—	$—	$99,989	$—

As of December 31, 2022, the Company had no outstanding debt obligations.
Recent Developments
Share Repurchases
On February 1, 2024, we offered to purchase up to 5% of our Common Shares at a price equal to the net asset value per Share as of March 31, 2024. The offer expired on February 29, 2024. No Common Shares were tendered and not withdrawn prior to the expiration of the offer.
Distributions Declarations
On January 31, 2024, the Company declared net distributions of $0.1875 per Class I share, which was payable on or about February 29, 2024 to shareholders of record as of January 31, 2024.
On February 29, 2024, the Company declared net distributions of $0.1875 per Class I share, which was payable on or about March 28, 2024 to shareholders of record as of February 29, 2024.
On March 29, 2024, the Company declared net distributions of $0.1875 per Class I share, which is payable on or about April 30, 2024 to shareholders of record as of March 28, 2024.

SENIOR SECURITIES
Information about our senior securities is shown in the following table as of December 31, 2023, December 31, 2022, and December 31, 2021. This information about our senior securities should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on the senior securities
table as of December 31, 2023 is included in this prospectus.

Class and Year/Period	Total Amount Outstanding Exclusive of Treasury Securities (1) ($in millions)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Average Market Value Per Unit (4)
Facilities
December 31, 2023	$100.0	$2,102.8	—	N/A
December 31, 2022	—	N/A	—	N/A
December 31, 2021 (5)	—	N/A	—	N/A
Total Senior Securities
December 31, 2023	$100.0	$2,102.8	—	N/A
December 31, 2022	—	N/A	—	N/A
December 31, 2021 (5)	—	N/A	—	N/A

1.	Total amount of each class of senior securities outstanding at the end of the period presented.
2.
Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

3.
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “— “ in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

4.	Not applicable because the senior securities are not registered for public trading.
5.	For the period December 21, 2021 (inception) through December 31, 2021.

PORTFOLIO COMPANIES
The following table sets forth certain information as of December 31, 2023 for each portfolio company in which the Company had an investment. Percentages shown for class of securities held by the Company represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership.
The Advisor, as the Company’s Valuation Designee, approved the valuation of the Company’s investment portfolio, as of December 31, 2023, at fair value as determined in good faith using a consistently applied valuation process in accordance with the Company’s documented valuation policy that has been reviewed and approved by the Board. The Advisor also approved in good faith the valuation of such securities as of the end of each quarter. For more information relating to the Company’s investments, see the Company’s financial statements included elsewhere in this prospectus.

Name and Address of Portfolio Company	Investment Type	Index (1)	Spread (1)		Interest Rate	Maturity Date	% of Class Held at 12/31/23	Principal/ Share (2)	Cost	Market Value	% of NAV (3)
Non Controlled/Non Affiliate Investments
Aerospace & Defense
Saturn Purchaser Corp. (13)(17)(18) 201 1st Street Petaluma, CA 94952	First Lien Senior Secured Loan	SOFR	5.60%		11.01%	7/23/2029		$14,399	$14,115	$14,399

Aerospace & Defense Total									$14,115	14,399	13.1%

Automotive
Intoxalock (13)(17)(18) 91 N Prospect Ave Bergenfield, NJ 07621	First Lien Senior Secured Loan	SOFR	6.50%		11.96%	11/1/2028		$9,900	9,802	9,900

Automotive Total									9,802	9,900	9.0%

Capital Equipment
Ergotron Acquisition LLC (13)(17)(21) 1181 Trapp Road Saint Paul, MN 55121	First Lien Senior Secured Loan	SOFR	5.75%		11.21%	7/6/2028		$14,813	14,521	14,813

Capital Equipment Total									14,521	14,813	13.4%

Chemicals, Plastics & Rubber
V Global Holdings LLC (13)(17)(19) 201 N Illinois St # 1800 Indianapolis IN 46204	First Lien Senior Secured Loan	SOFR	6.00%		11.43%	12/22/2027		$11,826	11,682	11,442

Chemicals, Plastics & Rubber Total									11,682	11,442	10.4%

Construction & Building
Chase Industries, Inc. (15)(17)(18) 10021 Commerce Park Dr. Cincinnati, OH 45246	First Lien Senior Secured Loan	SOFR	5.65 (1.50 PIK	% % )	12.50%	5/12/2025		$4,654	4,037	4,328
Chase Industries, Inc. (15)(17)(18) 10021 Commerce Park Dr. Cincinnati, OH 45246	First Lien Senior Secured Loan	SOFR	5.65 (1.50 PIK	% % )	12.50%	5/12/2025		$486	422	450
Chase Industries, Inc. (4)(5)(17)(18) 10021 Commerce Park Dr. Cincinnati, OH 45246	First Lien Senior Secured Loan	—	—		—	5/12/2025		—	(106)	(57)

Construction & Building Total									4,353	4,721	4.3%

Name and Address of Portfolio Company	Investment Type	Index (1)	Spread (1)	Interest Rate	Maturity Date	% of Class Held at 12/31/23	Principal/ Share (2)	Cost	Market Value	% of NAV (3)
Environmental Industries
Reconomy (6)(13)(17)(21) kelsall house, Stafford Ct Telford TF3 3BD, United Kingdom	First Lien Senior Secured Loan	EURIBOR	6.00%	9.93%	6/25/2029		€937.00	1,018	1,035
Reconomy (6)(13)(17)(21) kelsall house, Stafford Ct Telford TF3 3BD, United Kingdom	First Lien Senior Secured Loan	SONIA	6.25%	11.44%	6/25/2029		£2,324.00	2,922	2,962
Reconomy (6)(13)(17)(21) kelsall house, Stafford Ct Telford TF3 3BD, United Kingdom	First Lien Senior Secured Loan	SONIA	6.25%	11.44%	6/25/2029		£2,499.00	3,102	3,150
Reconomy (5)(6)(13)(17)(21) kelsall house, Stafford Ct Telford TF3 3BD, United Kingdom	First Lien Senior Secured Loan	SONIA	6.25%	11.44%	6/25/2029		£375.00	444	478

Environmental Industries Total								7,486	7,625	6.9%

Healthcare & Pharmaceuticals
CPS Group Holdings, Inc. (13)(17)(18) 6409 North Quail Hollow Road Memphis, TN 38120	First Lien Senior Secured Loan	SOFR	5.25%	10.75%	3/3/2025		$9,857	9,851	9,857
Apollo Intelligence (13)(17)(21) 480 Pleasant St Watertown, MA 02472	First Lien Senior Secured Loan	SOFR	5.75%	11.12%	6/1/2028		$13,649	13,553	13,581
Apollo Intelligence (4)(5)(13)(17)(19) 480 Pleasant St Watertown, MA 02472	First Lien Senior Secured Loan	—	—	—	6/1/2028		—	—	(6)
Healthcare & Pharmaceuticals Total								23,404	23,432	21.2%

High Tech Industries
Access (6)(13)(17)(21) Armstrong Building, Oakwood Drive Loughborough University Science & Enterprise Park, Loughborough LE11 3QF, United Kingdom	First Lien Senior Secured Loan	SONIA	5.25%	10.44%	6/4/2029		£6,481.00	8,032	8,262
Utimaco (6)(17)(21) Suite 150, 910 E Hamilton Ave., Campbell, CA, 95008	First Lien Senior Secured Loan	SOFR	6.68%	11.99%	5/14/2029		$5,373	5,319	5,252
Utimaco (6)(17)(21) Suite 150, 910 E Hamilton Ave., Campbell, CA, 95008	First Lien Senior Secured Loan	EURIBOR	6.25%	10.28%	5/14/2029		€7,627	8,287	8,235
Utimaco (6)(17)(21) Suite 150, 910 E Hamilton Ave., Campbell, CA, 95008	First Lien Senior Secured Loan	SOFR	6.68%	11.99%	5/14/2029		$2,000	1,980	1,955

High Tech Industries Total								23,618	23,704	21.5%

Name and Address of Portfolio Company	Investment Type	Index (1)	Spread (1)	Interest Rate	Maturity Date	% of Class Held at 12/31/23	Principal/ Share (2)	Cost	Market Value	% of NAV (3)
Hotel, Gaming & Leisure
Concert Golf Partners Holdco (13)(17)(19) 300 International Parkway Suite 150 Lake Mary, FL 32746	First Lien Senior Secured Loan	SOFR	5.50%	11.25%	3/30/2029		$8,853	8,680	8,853
Concert Golf Partners Holdco (5)(13)(17)(19) 300 International Parkway Suite 150 Lake Mary, FL 32746	First Lien Senior Secured Loan	SOFR	5.50%	11.25%	4/2/2029		$916	896	916
Pyramid Global Hospitality (13)(17)(18) 30 Rowes Wharf Suite 5300, Boston, MA 02110	First Lien Senior Secured Loan	SOFR	8.00%	13.41%	1/19/2027		$9,925	9,635	9,925

Hotel, Gaming & Leisure Total								19,211	19 ,694	17.9%

Media: Publishing
OGH Bidco Limited (6)(17)(13)(21) Unit 54 Merlin House Meteor Way Lee-on-the-Solent, Hants, United Kingdom PO13 9FU	First Lien Senior Secured Loan	SONIA	6.50%	11.69%	6/29/2029		£8,100.00	10,183	9,809
OGH Bidco Limited (6)(13)(17)(21) Unit 54 Merlin House Meteor Way Lee-on-the-Solent, Hants, United Kingdom PO13 9FU	First Lien Senior Secured Loan	SONIA	6.50%	11.80%	9/2/2029		£3,750.00	4,360	4,164
OGH Bidco Limited (5)(6)(13)(17)(21) Unit 54 Merlin House Meteor Way Lee-on-the-Solent, Hants, United Kingdom PO13 9FU	First Lien Senior Secured Loan	SONIA	6.50%	11.69%	6/29/2029		£1,134.00	1,401	1,245

Media: Publishing Total								15,944	15,218	13.7%

Transportation: Cargo
Gulf Winds International (13)(17)(21) 5300 Highway 146 Seabrook, TX 77586 USA	First Lien Senior Secured Loan	SOFR	7.10%	12.46%	12/16/2028		$9,900	9,606	9,900
RoadOne (13)(17)(21) 1 Kellaway Dr, Randolph, MA 02368	First Lien Senior Secured Loan	SOFR	6.25%	11.72%	12/29/2028		$7,920	7,687	7,920

Transportation: Cargo Total								17,293	17,820	16.2%

Wholesale
Abracon Group Holding, LLC. (13)(17)(21) 5101 Hidden Creek Ln, Spicewood, TX 78669	First Lien Senior Secured Loan	SOFR	6.00%	11.54%	7/6/2028		$14,813	14,522	12,961
Blackbird Purchaser, Inc. (5)(17)(21) C/O THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER, 1209 ORANGE ST, WILMINGTON, US-DE, US, 19801	First Lien Senior Secured Loan	—	—	—	12/19/2030		—	—	—

Name and Address of Portfolio Company	Investment Type	Index (1)	Spread (1)	Interest Rate	Maturity Date	% of Class Held at 12/31/23	Principal/ Share (2)	Cost	Market Value	% of NAV (3)
Blackbird Purchaser, Inc. (5)(17)(21) C/O THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER, 1209 ORANGE ST, WILMINGTON, US-DE, US, 19801	First Lien Senior Secured Loan	—	—	—	12/19/2030		—	—	—
Blackbird Purchaser, Inc. (13)(17)(19) C/O THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER, 1209 ORANGE ST, WILMINGTON, US-DE, US, 19801	First Lien Senior Secured Loan	SOFR	5.50%	10.86%	12/19/2030		$3,135	3,135	3,135
SureWerx (3)(13)(17)(19) 325 Corporate Dr, Elgin, IL 60123	First Lien Senior Secured Loan	SOFR	6.75%	12.10%	12/28/2028		$9,925	9,680	9,925

Wholesale Total								27,337	26,021	23.6%

Non Controlled/Non Affiliate Investments Total								188,766	188,789	171.2%

Non-Controlled Affiliate Investments
FIRE: Finance
Legacy Corporate Lending HoldCo, LLC (7)(10)(11)(12)(17) 5717 Legacy Drive, Suite 250 Plano, TX 75024	Preferred Equity	—	—	—	—	9.94%	4	3,875	3,875
Legacy Corporate Lending HoldCo, LLC, Class A (7)(10)(11)(12)(17) 5717 Legacy Drive, Suite 250 Plano, TX 75024	Equity Interest	—	—	—	—	9.94%	—	90	90
Legacy Corporate Lending HoldCo, LLC, Class B (7)(10)(11)(12)(17) 5717 Legacy Drive, Suite 250 Plano, TX 75024	Equity Interest	—	—	—	—	9.94%	—	—	—

FIRE: Finance Total								$3,965	$3,965	3.6%

Non-Controlled Affiliate Investments Total								$3,965	$3,965	3.6%

Investments Total								$192,731	$192,754	174.8%

Cash Equivalents
Goldman Sachs Financial Square Government Fund Institutional Share Class (20)	Cash Equivalents	—	—	5.25%	—		$18,995	$18,995	$18,995

Cash Equivalents Total								$18,995	$18,995	17.2%

Investments and Cash Equivalents Total								$211,726	$211,749	192.0

Forward Foreign Currency Exchange Contracts

Currency Purchased	Currency Sold	Counterparty	Settlement Date	Unrealized Appreciation (22)
USD 8,197	EUR 7,500	Bank of New York	1/22/2024	$(90)

				$(90)

1.
The investments bear interest at a rate that may be determined by reference to the Euro Interbank Offered Rate (“EURIBOR” or “E”), the Sterling Overnight Index Average (“SONIA”) and SOFR which reset daily, monthly, quarterly or semiannually. Investments or a portion thereof may bear PIK. For each, the Company has provided the PIK or the spread over EURIBOR, SOFR, or Prime (“Prime” or “P”) and the current weighted average interest rate in effect at December 31, 2023. Certain investments are subject to a EURIBOR or SOFR interest rate floor.

2.	The principal amount (par amount) for all debt securities is denominated in U.S. dollars, unless otherwise noted. £ represents Pound Sterling, € represents Euro.
3.	Percentages are based on the Company’s net assets of $110,270 as of December 31, 2023.
4.	The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par.
5.	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The investment may be subject to an unused/letter of credit facility fee.
6.
The investment or a portion of this investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2023, non-qualifying
assets totaled 21.2% of the Company’s total assets.

7.	As defined in the 1940 Act, the portfolio company is deemed to be an “affiliated person” of the Company, as the Company owns 5% or more of the portfolio company’s outstanding voting securities.
8.	Tick mark not used
9.	Tick mark not used
10.
Security exempt from registration under the Securities Act, and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2023, the aggregate fair value of these securities is $3,965 or 3.6% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

Investment	Acquisition Date
Legacy Corporate Lending HoldCo, LLC	4/21/2023

11.	The Company holds an interest in Legacy Corporate Lending HoldCo, LLC, an operating company based out of the United States which invests primarily in asset-backed lending opportunities.
12.	Non-Income producing.
13.	Assets or a portion thereof are pledged as collateral for the GS Revolving Credit Facility. See Note 6 “Debt”.
14.	Tick mark not used
15.	Denotes that all or a portion of the debt investment includes PIK interest during the period.
16.	Tick mark not used
17.	Security valued using unobservable inputs (Level 3).
18.	Loan includes interest rate floor of 1.00%.
19.	Loan includes interest rate floor of 0.75%.
20.	Cash equivalents include $50 of restricted cash.
21.	Loan includes interest rate floor of 0.00%.
22.	Unrealized appreciation on forward currency exchange contracts.

DISTRIBUTIONS
We commenced regular monthly distributions after breaking escrow on November 28, 2023. The Board delegated authority to declare distributions to the Advisor in an aggregate amount up to all of the Company’s (i) taxable earnings; (ii) capital gains; (iii) net proceeds attributable to the repayment or disposition of investments (together with any interest, dividends and other net cash flow in respect of such investments); and (iv) any other amounts legally available for distribution to the extent the officers of the Company deem appropriate (including, if applicable, amounts representing a return of capital); provided each distribution shall not exceed an annualized distribution yield of 10%. Any distributions we make will be at the discretion of our Advisor, subject to oversight by the Board, who will consider, among other things, our earnings, cash flow, capital needs and general financial condition, as well as our desire to comply with the RIC requirements, which generally require us to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. As a result, our distribution rates and payment frequency may vary from time to time and there is no assurance we will pay distributions in any particular amount, if at all.
The per share amount of distributions on Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and distributions on Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares), and we are required to pay higher ongoing shareholder servicing fees with respect to Class D shares (compared to Class I shares).
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may fund from such sources for distributions. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Additionally, funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your Common Shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering, but over time, we intend to fund distributions fully from cash flow from operations.
From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the discretion of our Board.
We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Advisor and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.
See
“Management Agreements.”
Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.
For a period of time following commencement of this offering, which time period may be significant, we expect substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by our Advisor and its affiliates, including through the waiver of certain investment advisory fees by our Advisor, that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Advisor or its affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by our Advisor and its affiliates will reduce the distributions that you would otherwise receive in the future. In addition, the initial advancement of expenses or waiver of fees by our Advisor and its affiliates may prevent a decline in NAV in the short term, and our reimbursement of these amounts may reduce our NAV in the future. Other than as set forth in this prospectus, our Advisor and its affiliates have no obligation to advance expenses or waive advisory fees.
We intend to elect to be treated, and intend to operate in a manner so as to continuously qualify, as a RIC under Subchapter M of the Code. To obtain and maintain our RIC tax status, we must distribute at least 90% of our investment company taxable income (as defined by the Code, which generally includes net ordinary income and net short-term taxable gains) to our shareholders in respect of each taxable year, as well as satisfy other applicable requirements under the Code. In addition, we generally will be subject to a nondeductible U.S. federal excise tax equal to 4% of

•	98% of our net ordinary income, taking into account certain deferrals and elections, recognized during a calendar year;

•	98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the one-year period ending on October 31 of such calendar year; and

•	the sum of any net ordinary income and capital gains net income for preceding years that were not distributed during such years and on which we paid no federal income tax.
For these excise tax purposes, we will be deemed to have distributed any net ordinary taxable income or capital gain net income on which we have paid U.S. federal income tax. Depending on the level of taxable income earned in a calendar year, we may choose to carry forward taxable income for distribution in the following calendar year, and pay any applicable U.S. federal excise tax. We cannot assure you that we will achieve results that will permit the payment of any dividends.
See
“Risk Factors—Risks Relating to Our Investments” above.
We currently intend to distribute net capital gains (
i.e.
, net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such capital gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you.
We cannot offer assurance that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we will be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings. Business disruption and financial distress experienced by our portfolio companies is likely to reduce, over time, the amount of interest and dividend income that we receive from our investments and may require us to contribute additional capital to such companies in the form of follow-on
investments. We may

need to restructure the capitalization of some portfolio companies, which could result in reduced interest payments or permanent impairments on our investments. Any such decrease in our net investment income would increase the percentage of our cash flows dedicated to debt service and distribution payments to shareholders. If these amounts become unsustainable, we may be required to reduce the amount of our distributions to shareholders
Unless you elect to receive your distributions in cash, we intend to make such distributions in additional Common Shares under our distribution reinvestment plan. Distributions paid in the form of additional Common Shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions and, for this purpose, investors receiving distributions in the form of Common Shares will generally be treated as receiving distributions equal to the fair market value of the Common Shares received through the plan; however, investors participating in our distribution reinvestment plan will not receive any corresponding cash with which to pay any such applicable taxes. If you hold Common Shares through a broker or financial intermediary, you may elect to receive distributions in cash by notifying your broker or financial intermediary of your election to receive distributions in cash in lieu of Common Shares. Any distributions reinvested through the issuance of Common Shares through our distribution reinvestment plan will increase our assets on which the management fee and the incentive fee are determined and paid to our Advisor.
See
“Distribution Reinvestment Plan.”

PLAN OF DISTRIBUTION
General
We are offering a maximum of $2,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through Emerson Equity LLC, the Managing Dealer, a registered broker-dealer. Because this is a “best efforts” offering, the Managing Dealer will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering. In addition, no underwriter, broker or other person will be obligated to purchase any shares. The Managing Dealer is headquartered at 155 Bovet Road, Suite 725, San Mateo, CA 94402.
The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Company intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Managing Dealer nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Company.
We are offering to the public three classes of Common Shares: Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.
Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Advisor or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (5) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker or the Managing Dealer, as applicable, for this offering and does not enter into a new relationship with a participating broker or the Managing Dealer, as applicable, for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Managing Dealer. If you are eligible to purchase all three classes of shares, then in most cases you should purchase Class I shares because participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Managing Dealer nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.
The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on
registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
Common Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
Underwriting Compensation
We entered into a Managing Dealer Agreement with the Managing Dealer, pursuant to which the Managing Dealer agreed to, among other things, manage our relationships with third-party brokers engaged by the Managing Dealer to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Managing Dealer also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.
We have paid the Managing Dealer an engagement fee equal to $250,000 (the “Engagement Fee”). In its capacity as our investment adviser prior to September 28, 2023, BCSF Advisors, LP advanced the Engagement Fee on our behalf. We are obligated to reimburse BCSF Advisors, LP for the advanced Engagement Fee. Once we have received purchase orders for at least $500,000,000, the Managing Dealer will be entitled to receive a fee equal to .05% of the offering proceeds (together with the Engagement Fee, the “Managing Dealer Fee”). Assuming we sell all of the shares offered by this prospectus at the maximum offering of $2,000,000,000, the maximum estimated Managing Dealer Fee would be $1,000,000. In accordance with FINRA Rule 2310, we did not pay the Managing Dealer Fee out of offering proceeds prior to the release of such proceeds from escrow.
Upfront Sales Loads
Class
 S, Class
 D and Class
 I Shares.
Neither the Company nor the Managing Dealer will charge upfront sales loads with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or

Class D shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares.
Shareholder Servicing and/or Distribution Fees — Class S and Class D
The following table shows the shareholder servicing and/or distribution fees we pay the Managing Dealer with respect to the Class S, Class D and Class I on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—
Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, and a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The Managing Dealer will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. Participating brokers and servicing brokers are not required to provide such services with respect to class I shares. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
Other Compensation
We or the Advisor may also pay directly, or reimburse the Managing Dealer if the Managing Dealer pays on our behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees), non-cash
compensation (including gifts, training and education, and business entertainment expenses), legal fees allocable to the Managing Dealer, commissions and non-transaction
based compensation paid to registered persons associated with the Managing Dealer in connection with the wholesaling of this offering, and expense reimbursements for actual costs incurred by employees and associated persons of the Managing Dealer in the performance of wholesaling activities.
Limitations on Underwriting Compensation
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, as may be required by the exemptive relief being sought by us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Managing Dealer fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction
based compensation paid to registered persons associated with the Managing Dealer in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds from this offering (excluding shares purchased through our distribution reinvestment plan). FINRA rules also limit our total organization and offering expenses to 15% of the gross proceeds from this offering.
Term of the Managing Dealer Agreement
Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Investment Advisory Agreement. Our obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Indemnification
To the extent permitted by law and our charter, we will indemnify the participating brokers and the Managing Dealer against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.

Supplemental Sales Material
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Advisor and its affiliates, case studies and articles and publications concerning credit markets and direct lending. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part.
Share Distribution Channels and Special Discounts
We expect our Managing Dealer to use multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Managing Dealer is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.
Notice to
Non-U.S.
Investors
To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of our shares.

BUSINESS
General
The Company was formed on December 21, 2021 (“Inception”) as a Delaware statutory trust structured as an externally managed, closed-end,
non-diversified
management investment company. The Company commenced investment operations on November 28, 2023. The Company elected on February 3, 2023 to be treated as a BDC under the 1940 Act. In addition, the Company intends to elect to be treated, and intends to operate in a manner so as to continuously qualify, for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, the Company will not be taxed on its income to the extent that it distributes such income each year and satisfies other applicable income tax requirements.
The Company is managed by the Advisor, an investment adviser that is registered with the SEC under the Advisers Act. The Advisor also provides the administrative services necessary for the Company to operate (in such capacity, the “Administrator”). Company management consists of investment and administrative professionals from the Advisor and Administrator along with the Board. The Advisor directs and executes the investment operations and capital raising activities of the Company subject to oversight from the Board, which sets the broad policies of the Company. The Board has delegated investment management of the Company’s investment assets to the Advisor. The Board consists of eight trustees, five of whom are independent.
Under normal conditions, we invest at least 80% of our Managed Assets (measured at the time of investment) in private credit investments. “Managed Assets” means our total assets (including any assets attributable to money borrowed for investment purposes) minus the sum of our accrued liabilities (other than money borrowed for investment purposes). If we change our 80% test, we will provide shareholders with at least 60 days’ notice of such change, including the conditions that require such change. Our primary focus is capitalizing on opportunities by investing primarily in middle-market direct lending opportunities across North America, Europe and Australia and also in other geographic markets. We use the term “middle market” to refer to companies with between $10.0 million and $150.0 million in annual EBITDA. However, we may, from time to time, invest in larger or smaller companies. We focus on (i) senior secured investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender and (ii) mezzanine debt and other junior securities with a focus on downside protection. We generally seek to retain effective voting control in respect of the loans or particular class of securities in which we invest through maintaining affirmative voting positions or negotiating consent rights that allow us to retain a blocking position. We may also invest in common and preferred equity and in secondary purchases of assets or portfolios, on an opportunistic basis, but such investments are not the principal focus of our investment strategy. We may also invest, from time to time, in distressed debt, debtor-in-possession
loans, structured products, structurally subordinate loans, investments with deferred interest features, zero-coupon
securities and defaulted securities. Our debt investments may be at fixed or floating interest rates, and our floating rate investments may utilize one or more reference rates, such as SOFR. Our investments are subject to a number of risks.
Investment Decision Process
The Advisor’s investment process can be broken into five processes: (1) Sourcing and Idea Generation, (2) Investment Diligence & Recommendation, (3) Credit Committee Approval, (4) Portfolio Construction and (5) Portfolio & Risk Management.
Sourcing and Idea Generation
The investment decision-making process begins with sourcing ideas. Bain Capital Credit’s Private Credit Group interacts with a broad and deep set of global sourcing contacts, enabling the group to generate a large set of middle-market investment opportunities. Further enhancing the sourcing capability of the core Private Credit Group are Bain Capital Credit’s industry groups, Trading Desk, and the Bain Capital Special Situations team.

The team has extensive contacts with private equity firms. Relationships with banks, a variety of advisors and intermediaries and a handful of unique independent sponsors compose the remainder of the relationships. Through these sourcing efforts the Private Credit Group has built a sustainable deal funnel, which has generated hundreds of opportunities to review annually.
Investment Diligence & Recommendation
Our Advisor utilizes Bain Capital Credit’s
bottom-up
approach to investing, and it starts with due diligence. The Private Credit Group works with the close support of Bain Capital Credit’s industry groups on performing due diligence. This process typically begins with a detailed review of the offering memorandum as well as Bain Capital Credit’s own independent diligence efforts, including in-house
materials and expertise, third-party independent research and interviews, and hands-on
field checks where appropriate. For deals that progress beyond an initial stage, the team will schedule one or more meetings with company management, facilities visits and also meetings with the sponsor in order to ask more detailed questions and to better understand the sponsor’s view of the business and plans for it going forward. The team’s diligence work is summarized in investment memorandums and accompanying credit packs. Work product also includes full models and covenant analysis. The approval process itself is iterative, involving multiple levels of discussion and approval.
Credit Committee Approval
Given Bain Capital Credit’s broad and diverse range of investment strategies, we tailor our investment decision-making process by strategy to provide a robust and comprehensive discussion of both individual investments and the applicable portfolio(s) under consideration. We believe that this flexible approach provides a rigorous investment decision-making process that allows us to be nimble across a variety of market environments while still maintaining high credit underwriting standards.
Our investments require approval from at least the Private Credit Investment Committee, which includes three Partners in the Private Credit Group as standing members: Michael Ewald, Mike Boyle, and Carolyn Hastings. Ad hoc members may also be included in the Private Credit Investment Committee for certain types of investments.
Portfolio Construction
Portfolio construction is largely the responsibility of the portfolio managers. The portfolio managers will construct the portfolio using a set of approved investments. While the decision to buy generally requires approval from at least the Private Credit Investment Committee, the decision to sell securities is at the sole discretion of the portfolio managers. For middle-market holdings, the path to exit an investment is discussed at credit committee meetings, including restructurings, acquisitions and sale to strategic buyers. Since most middle-market investments are illiquid, exits are driven primarily by a sale of the portfolio company or a refinancing of the portfolio company’s debt.
Portfolio & Risk Management
Our Advisor utilizes Bain Capital Credit’s Private Credit Group for the daily monitoring of its respective credits after an investment has been made. Our Advisor believes that the ongoing monitoring of financial performance and market developments of portfolio investments is critical to successful investment management. Accordingly, our Advisor is actively involved in an on-going
portfolio review process and attends board meetings. To the extent a portfolio investment is not meeting our Advisor’s expectations, our Advisor takes corrective action when it deems appropriate, which may include raising interest rates, gaining a more influential role on its board, taking warrants and, where appropriate, restructuring the balance sheet to take control of the company. Our Advisor will utilize the Bain Capital Credit risk and oversight committee. The risk and oversight committee is responsible for monitoring and reviewing risk management, including portfolio risk, counterparty risk and firm-wide risk issues. In addition to the methods noted above, there are a number of proprietary methods and tools used through all levels of Bain Capital Credit to manage portfolio risk.

Leverage may be utilized to help the Company meet its investment objective. Any such leverage would be expected to increase the total capital available for investment by the Company.
We may invest in debt securities which are either rated below investment grade or not rated by any rating agency but, if they were rated, would be rated below investment grade. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
We may borrow money from time to time within the levels permitted by the 1940 Act. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. Our sole initial shareholder intends to adopt this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds would be borne by holders of our Common Shares.
Investment Strategy
The Advisor, through the resources and personnel provided by Bain Capital Credit through the Resource Sharing Agreement, uses detailed business, industry and competitive analyses to make investments. In evaluating potential opportunities, Bain Capital Credit’s investment professionals typically complete market analyses to assess the attractiveness of a given industry and a specific investment and monitor, on an ongoing basis, financial performance and market developments. The Advisor’s approach to making investments generally involves evaluating the following business characteristics: market definition, market size and growth prospects, competitive analysis, historical financial performance, margin analysis and cost structure, quality of earnings, capital structure, access to capital markets and regulatory, risk analysis, tax and legal matters. Additionally, the Advisor places significant emphasis on the quality and track record of the controlling shareholders and management team as well as careful consideration to the underlying deal structure and documentation. When considering an investment that meets the Company’s return objectives, the Advisor seeks to mitigate downside risk.
We seek to create a broad and varied portfolio of investments across various industries as a method to manage risk and capitalize on specific sector trends, all concentrated in a small number of industries.
The Investment Advisor
The Company’s investment activities are managed by the Advisor, an investment adviser that is registered with the SEC under the Advisers Act. The Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. More information regarding the Advisor and its business activities can be found on its registration under Form ADV located on the Investment Advisor Registration Depository website of the SEC.
The Advisor has entered into the Resource Sharing Agreement with Bain Capital Credit, pursuant to which Bain Capital Credit provides the Advisor with experienced investment professionals (including the members of the Advisor’s Credit Committee) and access to the resources of Bain Capital Credit so as to enable the Advisor to fulfill its obligations under the Investment Advisory Agreement. Through the Resource Sharing Agreement, the Advisor intends to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Bain Capital Credit’s investment professionals. There can be no assurance that Bain Capital Credit will perform its obligations under the Resource

Sharing Agreement. The Resource Sharing Agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material adverse consequence on the Company’s operations.
About Bain Capital Credit
Bain Capital Credit was established in 1998. Bain Capital Credit and its subsidiaries (including the credit vehicles managed by its Alternative Investment Fund Manager affiliate) had approximately $67.4 billion in assets under management as of December 31, 2023. To date, Bain Capital Credit has invested across the credit products and fixed income universe, including performing and distressed bank loans, high yield bonds, debtor-in-possession
loans, senior direct lending, mezzanine debt and other junior securities, structured products, credit-based equities and other investments. Bain Capital Credit has invested over $24.0 billion in the global direct lending and middle market credit strategies since 1998 and has an extensive track record as a lender in the middle market.
Bain Capital Credit is a wholly-owned subsidiary of Bain Capital and the Advisor is a majority-owned subsidiary of Bain Capital Credit. As a diversified private investment firm, Bain Capital and its affiliates, including Bain Capital Credit and the Advisor, engage in a broad range of activities, including investment activities for their own account and for the account of other investment funds or accounts, and provide investment banking, advisory, management and other services to funds and operating companies.
The Board of Trustees
Our business and affairs are managed under the direction of the Board. The Board consists of eight members, five of whom are not “interested persons” of the Company, the Advisor or their respective affiliates as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our “Independent Trustees.” The Independent Trustees compose a majority of the Board. The Board elects our officers, who serve at the discretion of the Board. The responsibilities of the Board include corporate governance activities and oversight of our financing arrangements, investment activities and fair valuation of our assets.
Investment Focus
Under normal conditions, we invest at least 80% of our Managed Assets measured at the time of investment) in private credit investments. If we change our 80% test, we will provide shareholders with at least 60 days’ notice of such change, including the conditions that require such change. Our primary focus is capitalizing on opportunities by investing primarily in middle-market direct lending opportunities across North America, Europe and Australia and also in other geographic markets. We use the term “middle market” to refer to companies with between $10.0 million and $150.0 million in EBITDA. However, we may, from time to time, invest in larger or smaller companies. We focus on (i) senior secured investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender and (ii) mezzanine debt and other junior securities with a focus on downside protection. We generally seek to retain effective voting control in respect of the loans or particular class of securities in which we invest through maintaining affirmative voting positions or negotiating consent rights that allow us to retain a blocking position. We may also invest in common and preferred equity and in secondary purchases of assets or portfolios, on an opportunistic basis, but such investments are not the principal focus of our investment strategy. We may also invest, from time to time, in equity securities, distressed debt, debtor in possession loans, structured products, structurally subordinate loans, investments with deferred interest features, zero coupon securities and defaulted securities. Leverage is expected to be utilized to help the Company meet its investment objective. Any such leverage, if incurred, is expected to increase the total capital available for investment by the Company. As a BDC, we may also invest up to 30% of our portfolio opportunistically in
“non-qualifying”
portfolio investments, such as investments in
non-U.S.
companies.
We may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated (i.e. junk bonds). Our investment strategy will also include a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds. We intend to use these investments to help maintain liquidity for our share repurchase program and manage cash before investing subscription proceeds into directly originated loans, while also seeking attractive investment returns.
The Advisor monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action for each company. The Advisor has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	periodic or regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor to discuss financial position, requirements and accomplishments;

•	comparisons to our other portfolio companies in the industry, if any;

•	attendance at and participation in board meetings or presentations by portfolio companies; and

•	review of monthly and quarterly consolidated financial statements and financial projections of portfolio companies.
The Advisor rates the investments in our portfolio at least quarterly and it is possible that the rating of a portfolio investment may be reduced or increased over time. For investments rated 3 or 4, the Advisor enhances its level of scrutiny over the monitoring of such portfolio company. Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.

•
An investment is rated 1 if, in the opinion of the Advisor, it is performing above underwriting expectations, and the business trends and risk factors are generally favorable, which may include the performance of the portfolio company or the likelihood of a potential exit.

•
An investment is rated 2 if, in the opinion of the Advisor, it is performing as expected at the time of our underwriting and there are generally no concerns about the portfolio company’s performance or ability to meet covenant requirements, interest payments or principal amortization, if applicable. All new investments or acquired investments in new portfolio companies are initially given a rating of 2.

•
An investment is rated 3 if, in the opinion of the Advisor, the investment is performing below underwriting expectations and there may be concerns about the portfolio company’s performance or trends in the industry, including as a result of factors such as declining performance, non-compliance
with debt covenants or delinquency in loan payments (but generally not more than 180 days past due).

•
An investment is rated 4 if, in the opinion of the Advisor, the investment is performing materially below underwriting expectations. For debt investments, most of or all of the debt covenants are out of compliance and payments are substantially delinquent. Investments rated 4 are not anticipated to be repaid in full, if applicable, and there is significant risk that we may realize a substantial loss on our investment.

Competition
Our primary competitors in providing financing to middle-market companies include public and private funds, other business development companies, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Some of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or to the distribution and other requirements we must satisfy to maintain our qualification as a RIC.
We expect to use the expertise of the investment professionals of Bain Capital Credit to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we expect that the relationships of Bain Capital Credit will enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest.
Fees and Expenses
Our primary operating expenses include the payment of fees to the Advisor under the Investment Advisory Agreement, our allocable portion of overhead expenses under the Administration Agreement and other operating costs described below. We bear all other out-of-pocket
costs and expenses of our operations and transactions, including:

•
organization and offering expenses associated with this offering (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Company’s systems and those of participating broker-dealers, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Company’s escrow agent and transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, broker-dealers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing fee);

•
all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisors (including tax advisors), administrators, auditors (including with respect to any additional auditing required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA Member state in connection with such Directive (the “AIFMD”), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians,
consultants (including individuals consulted through expert network consulting firms), engineers, senior advisors, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by the Administrator or its affiliates), and other professionals (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on short- or long-term arrangements) as deemed appropriate by the Administrator, with the oversight of the Board of Trustees, where such internal personnel perform services that would be paid by the Company if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house
attorneys and tax advisers that provide transactional legal advice and/or services to the Company or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Company and (y) expenses and fees to provide administrative and accounting services to the Company or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Company or affiliates in connection such services (including overhead related thereto), in each case, (I) that are specifically charged or specifically allocated or attributed by the Administrator, with the oversight of the Board of Trustees, to the Company or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services);

•	the cost of calculating the Company’s NAV, including the cost of any third-party valuation services;

•	the cost of effecting any sales and repurchases of the Common Shares and other securities;

•	fees and expenses payable under any managing dealer and selected dealer agreements, if any;

•
interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative transactions (including interest, fees and related legal expenses) made or entered into by the Company, including, but not limited to, the arranging thereof and related legal expenses;

•	all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources;

•	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Company’s assets for tax or other purposes;

•	costs of derivatives and hedging;

•
expenses, including travel, entertainment, lodging and meal expenses, incurred by the Advisor, or members of its investment team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Company’s rights;

•
expenses (including the allocable portions of compensation and out-of-pocket
expenses such as travel expenses) or an appropriate portion thereof of employees of the Advisor or its affiliates to the extent such expenses relate to attendance at meetings of the Board of Trustees or any committees thereof;

•
all fees, costs and expenses, if any, incurred by or on behalf of the Company in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments;

•	the allocated costs incurred by the Advisor and the administrator in providing managerial assistance to those portfolio companies that request it;

•
all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, agent bank and other bank service fees; private placement fees, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings, any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars) and expenses arising out of trade settlements (including any delayed compensation expenses);

•
investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan administration, travel, meals, accommodations and entertainment, advisory, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Advisor is not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction) and any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Company directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Company’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of Advisor or its affiliates) reasonably necessary and/or advisable for the maintenance and operation of such vehicle, or other overhead expenses (including any fees, costs and expenses associated with the leasing of office space (which may be made with one or more affiliates as lessor in connection therewith));

•	transfer agent, dividend agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees, franchise fees, costs associated with an exchange listing (including stock exchange listing fees) and fees payable to rating agencies;

•
independent trustees’ fees and expenses including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the independent trustees;

•
costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act compliance and attestation and costs of preparing and filing reports or other documents with the SEC, Financial Industry Regulatory Authority, CFTC and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

•
all fees, costs and expenses associated with the preparation and issuance of the Company’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Company and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Company or the Advisor or its affiliates in connection with such provision of services thereby);

•	the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or Trustee meetings;

•	proxy voting expenses;

•	costs of registration rights granted to certain investors;

•
any taxes and/or
tax-related
interest, fees or other governmental charges (including any penalties incurred where the Advisor lacks sufficient information from third parties to file a timely and complete tax return) levied against the Company and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Company and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

•
all fees, costs and expenses of any litigation, arbitration or audit involving the Company any vehicle or its portfolio companies and the amount of any judgments, assessments fines, remediations or settlements paid in connection therewith, Trustees and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to the affairs of the Company;

•
all fees, costs and expenses associated with the Company’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-related communication, market data and research (including news and quotation equipment and services and including costs allocated by the Advisor’s or its affiliates’ internal and third-party research groups (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Administrator) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by Advisor and/or its affiliates for data-related services provided to the Company and/or its portfolio companies (including in connection with prospective investments), each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;

•
the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Company’s election to be treated as a business development company;

•	costs associated with individual or group shareholders;

•	fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying and secretarial and other staff;

•	all fees, costs and expenses of winding up and liquidating the Company’s assets;

•	extraordinary expenses (such as litigation or indemnification);

•
all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Company’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, Internal Revenue Service filings under FATCA and FBAR reporting requirements applicable to the Company or reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Company engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Advisor relating to the Company and its affiliates relating to the Company, and their activities) and/or other regulatory filings, notices or disclosures of the Advisor and its affiliates relating to the Company including those pursuant to applicable disclosure laws and expenses relating to FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Company and its activities;

•	costs and expenses (including travel) in connection with the diligence and oversight of the Company’s service providers;

•
costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Advisor or its affiliates for meetings with existing investors and any broker-dealers, registered investment advisors, financial and other advisors representing such existing investors; and

•	all other expenses incurred by the Administrator in connection with administering the Company’s business.
BCSF Advisors, LP, our investment adviser prior to September 28, 2023, and the Advisor, agreed to advance all of our organization and offering expenses on our behalf through November 28, 2023, the date on which we broke escrow for our initial offering of Common Shares. On such date, the Company became obligated to reimburse BCSF Advisors, LP and the Advisor for such advanced expenses. After such date, the Company bears all such expenses, subject to the Expense Support Agreement. Pursuant to the Expense Support Agreement,

the Advisor is obligated to advance all of our Other Operating Expenses to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Company’s NAV. We are obligated to reimburse the Advisor for such advanced expenses only if certain conditions are met. See “—Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Advisor and its affiliates.
To the extent that expenses to be borne by us are paid by our Advisor, we will generally reimburse our Advisor for such expenses. To the extent the Administrator outsources any of its functions, we will pay the fees associated with such functions on a direct basis without profit to the Administrator. We also reimburse the Administrator for its costs and expenses and our allocable portion of overhead incurred by it in performing its obligations under the Administration Agreement, including rent and compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and any of their respective staff who provide services to us, operations staff who provide services to us, internal audit staff, if any, to the extent internal audit performs a role in our Sarbanes-Oxley Act internal control assessment and fees paid to third-party providers for goods or services. Our allocable portion of overhead will be determined by the Administrator, which expects to use various methodologies such as allocation based on the percentage of time certain individuals devote, on an estimated basis, to our business and affairs, and will be subject to oversight by the Board. The sub-administrator
is paid its compensation for performing its
sub-administrative
services under the
sub-administration
agreement. BCSF Advisors, LP, in its capacity as the Advisor or the Administrator, will not be reimbursed to the extent that such reimbursements would cause any distributions to our shareholders to constitute a return of capital.
All of the foregoing expenses are ultimately borne by our shareholders.
From time to time, the Administrator or its affiliates may pay third-party providers of goods or services. We will reimburse the Administrator or such affiliates thereof for any such amounts paid on our behalf. The Administrator will waive its right to be reimbursed in the event that such reimbursements would cause any distributions to our shareholders to constitute a return of capital.
The Advisor is authorized to determine the broker to be used for each securities transaction. In selecting brokers to execute transactions, the Advisor need not solicit competitive bids and does not have an obligation to seek the lowest available commission cost. In selecting brokers, the Advisor may or may not negotiate “execution only” commission rates and thus we may be deemed to be paying for other services provided by the broker that are included in the commission rate. In negotiating commission rates, the Advisor will take into account the financial stability and reputation of the broker and the brokerage, research and other services provided to us, the Advisor and other customers of the Advisor and its affiliates by such broker, even though we may not, in any particular instance, be the direct or indirect beneficiaries of the research or other services provided and the base management fee payable to the Advisor is not reduced because it receives such services. In addition, the Advisor may direct commissions to certain brokers that on the foregoing basis may furnish other services to us, the Advisor and other customers of the Advisor and its affiliates, such as telephone lines, news and quotation equipment, electronic office equipment, account record keeping and clerical services, trading software, financial publications and economic consulting services. As a result of the brokerage practices described above, the levels of commission paid and prices paid or received by us in securities transactions may be less favorable than in securities transactions effected on a best price and execution basis.
Expense Support and Conditional Reimbursement Agreement
We have entered into an Expense Support Agreement with the Advisor. Pursuant to the Expense Support Agreement, the Advisor is obligated to advance all of our Other Operating Expenses to the effect that such expenses do not exceed 1.00% (on an annualized basis) of the Company’s NAV. Any Required Expense Payment must be paid by the Advisor to us in any combination of cash or other immediately available funds and/or offset against amounts due from us to the Advisor or its affiliates.

The Advisor may elect to pay certain additional expenses on our behalf, provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Company. Any Voluntary Expense Payment that the Advisor has committed to pay must be paid by the Advisor to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Advisor or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to the Advisor until such time as all Expense Payments made by the Advisor to us within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
No Reimbursement Payment for any quarter shall be made if: (1) the Effective Rate of Distributions Per Share declared by us at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, (2) our Operating Expense Ratio at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relate, or (3) our Other Operating Expenses at the time of such Reimbursement Payment exceeds 1.00% of our net asset value. “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and/or shareholder servicing fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to the Advisor, shareholder servicing and/or distribution fees, and interest expense, by our net assets. “Operating Expenses” means all of the Company’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies.
Our obligation to make a Reimbursement Payment shall automatically become our liability on the last business day of the applicable calendar month, except to the extent the Advisor has waived its right to receive such payment for the applicable month.
Capital Resources and Borrowings
We anticipate cash to be generated from future offerings of securities and cash flows from operations, including interest earned from the temporary investment of cash in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. Additionally, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of securities senior to our Common Shares if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. Furthermore, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. In connection with borrowings, our lenders may require us to pledge assets, investor commitments to fund capital calls and/or the proceeds of those capital calls. In addition, the lenders may ask us to comply with positive or negative covenants that could have an effect on our operations.

Warehousing Transaction
We entered into multiple warehousing transactions whereby we agreed, subject to certain conditions, to purchase certain assets from parties unaffiliated with the Advisor. Such warehousing transactions were designed to assist us in deploying capital upon receipt of subscriptions. On October 19, 2022, we entered into the Facility Agreements. The Facility Agreements created a forward obligation of the Financing Provider to sell, and a forward obligation of us or our designee to purchase the Portfolio Investments owned and held by the Financing Provider at our request, in each case in the currency of the respective Facility Agreement. The Portfolio Investments generally consist of originated loans to middle-market corporate and sponsor-backed U.S. companies consistent with our investment strategy. Pursuant to the Facility Agreements, we were entitled to request the Financing Provider acquire such Portfolio Investments as we may have designated from time to time, which the Financing Provider could approve or reject in its sole and absolute discretion. Prior to any sale to us, the Portfolio Investments were owned and held solely for the account of the Financing Provider. Until such time as we satisfied the Capital Condition, we had no obligation to purchase the Portfolio Investments under the Facility Agreements.
On November 28, 2023, the Company met the Capital Condition and purchased the Portfolio Investments from the Financing Provider with an aggregate principal amount of $195.4 million (excluding unfunded revolvers and delayed draw positions of $6.8 million), at a purchase price of $190.6 million, resulting in a realized gain of approximately $1.8 million.
As of December 31, 2023, there were 20 loans (consisting of 11 portfolio companies) that the Financing Provider previously acquired with a fair market value of $130.8 million as compared to a $130.8 million purchase obligation relating to the Portfolio Investments under the Facility Agreements (excluding the impacts of interest receivable on investments, fees payable to the Financing Provider and foreign currency).

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Managing Dealer. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares in a particular quarter, or if our Board modifies, suspends or terminates the share repurchase program.
Investors who meet the suitability standards described herein may purchase Common Shares.
See
“Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•
Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Managing Dealer. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•
Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker.

o	Checks should be made payable as follows:
Bain Capital Private Credit
430 W 7th Street
Suite 219686
Kansas City, MO 64105-1407

o	Wire transfers should be directed to:
SS&C GIDS, Inc. As Agent For Bain Capital Private Credit
ABA Routing:
1010-0069-5
DDA: 9872657616

•
For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Managing Dealer. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•
By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Managing Dealer).
For example, if you wish to subscribe for Common Shares in October, your subscription request must be received in good order at least five business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Company’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares will be credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.
Investors, in determining which class of shares to purchase, should consider any ongoing account-based fees payable to outside financial service providers that may apply to shares held in fee-based
accounts, as well as the total length of time that the investor will hold the shares.
Purchase Price
Common Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

•
On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Managing Dealer, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•
Generally, within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•	Completed subscription requests will not be accepted by us before two business days before the first calendar day of each month.

•
Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on the toll-free, automated telephone line,
833-260-3566.

•
You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website,
https://www.baincapitalprivatecredit.com
, including supplements to this prospectus.

Our NAV may vary significantly from one month to the next. Through our website at
https://www.baincapitalprivatecredit.com
, you will have information about the most recently available NAV per share.
In contrast to securities traded on an exchange or
over-the-counter,
where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM
We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.
Subject to the discretion of the Board, we commenced a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the NAV per share for the applicable class of shares on each date of repurchase. Our Board may amend, suspend or terminate the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Company or listing of our Common Shares on a national securities exchange. Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased to no more than 5% of our outstanding Common Shares as of the last day of the immediately preceding quarter.
We expect to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period is measured as of the subscription closing date immediately following the prospective repurchase date. For purposes of determining whether the Early Repurchase Deduction may apply, the Company will first repurchase shares held longest by a particular investor. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests may be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.
We will offer to repurchase shares on such terms as may be determined by our Board in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

The Company will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Company and to all shareholders. When the Board determines that the Company will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Company’s most recent NAV per share on our website at:
https://www.baincapitalprivatecredit.com
. However, our repurchase offers will generally use the NAV on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your shares.
Repurchases of shares from shareholders by the Company will be paid in cash promptly after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Company of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Company does not impose any charges in connection with repurchases of shares. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares. Any repurchases of the Advisor’s shares will be on the same terms and subject to the same limitations as repurchases of shares from other shareholders.
Most of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to broadly syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Company as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.
In the event that any shareholder fails to maintain the minimum balance of $500 of our shares, we may, at the time of such failure or any time subsequent to such failure, repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases may be subject to the Early Repurchase Deduction.
Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Advisor would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Advisor intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

REGULATION
We have elected to be regulated as a BDC under the 1940 Act. A BDC must be organized in the United States for the purpose of investing in or lending to primarily private companies and making significant managerial assistance available to them. A BDC may use capital provided by shareholders and from other sources to make long-term, private investments in businesses.
We may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC unless authorized by vote of a majority of the outstanding voting securities, as required by the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.
As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. A majority of our Trustees must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the BDC. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to us or our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
As a BDC, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. Our sole initial shareholder intends to adopt this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, prior approval by the SEC. As a BDC, we are limited in our ability to invest in any portfolio company in which the Advisor or any of its affiliates currently has an investment or to make any co-investments
with the Advisor or its affiliates without an exemptive order from the SEC, subject to certain exceptions.
We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate. The portion of our portfolio invested in securities issued by investment companies ordinarily will subject our shareholders to additional expenses. Our investment portfolio is also subject to diversification requirements by virtue of our intention to qualify as a RIC for U.S. tax purposes.
Qualifying Assets
We may invest up to 30% of our portfolio opportunistically in
“non-qualifying
assets”, which will be driven primarily through opportunities sourced through the Advisor. However, under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

(1)
securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)
is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies either of the following:

i.
does not have any class of securities that is traded on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250.0 million market capitalization maximum; or;

ii.
is controlled by a BDC or a group of companies including a BDC the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company.

(2)	securities of any eligible portfolio company which we control;

(3)
securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements;

(4)
securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company;

(5)
securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities; and

(6)	cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
Limitations on Leverage
As a BDC, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. Our sole initial shareholder intends to adopt this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act.
Managerial Assistance to Portfolio Companies
A BDC must have been organized under the laws of, and have its principal place of business in, any state or states within the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors or officers, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Monitoring Investments
In most cases, we will not have influence over the Board of Trustees of our portfolio companies. In some instances, the Advisor’s investment professionals may obtain board representation or observation rights in conjunction with our investments. In conjunction with the Advisor’s Credit Committee and the Board, the Advisor will take an active approach in monitoring all investments, which includes reviews of financial performance on at least a quarterly basis and may include discussions with management and/or the equity sponsor. The monitoring process will begin with structuring terms and conditions which require the timely delivery and access to critical financial and business information regarding portfolio companies.
Temporary Investments
Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as “temporary investments,” so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we may not satisfy the diversification tests in order to qualify as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. The Advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.
Senior Securities
Historically, the 1940 Act has permitted us to issue “senior securities,” including borrowing money from banks or other financial institutions, only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. In March 2018, the Small Business Credit Availability Act, or the SBCAA, was enacted into law. The SBCAA, among other things, amended the 1940 Act to reduce the asset coverage requirements applicable to business development companies from 200% to 150% so long as the business development company meets certain disclosure requirements and obtains certain approvals. On November 11, 2022, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day.
While any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.
Code of Ethics
As required by
Rule 17j-1
under the 1940 Act and
Rule 204A-1
under the Advisers Act, respectively, we and the Advisor have adopted a code of ethics which apply to, among others, our and the Advisor’s executive officers, including our Chief Executive Officer and Chief Financial Officer, as well as the Advisor’s officers, directors and employees. Our code of ethics generally will not permit investments by our and the Advisor’s personnel in securities that may be purchased or sold by us. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. You
may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following email address:
publicinfo@sec.gov
, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Compliance Policies and Procedures
We and the Advisor have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and we are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a Chief Compliance Officer to be responsible for administering the policies and procedures.
Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements may affect us. For example:

•	pursuant to Rule 13a-14 under the Exchange Act, our President and Chief Financial Officer must certify the accuracy of the consolidated financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K under the Securities Act, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

•
if the Company no longer qualifies as an emerging growth company and is a large accelerated filer, pursuant to
Rule 13a-15
under the Exchange Act, our management report regarding its assessment of our internal control over financial reporting must be audited by our independent public accounting firm; and pursuant to Item 308 under
Regulation S-K
under the Securities Act and
Rule 13a-15
under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.
Proxy Voting Policies and Procedures

•
We will delegate our proxy voting responsibility to the Advisor. The Proxy Voting Policies and Procedures of the Advisor are set forth below. The guidelines will be reviewed periodically by the Advisor and our non-interested
Trustees will receive a copy annually, and, accordingly, are subject to change.

•
An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Advisor recognizes that conflicts of interest may arise from time to time in relation to proxy voting requirements. A conflict between the Advisor and any client can arise in a number of situations. The following non-exclusive
examples illustrate conflicts of interest that could arise:

•	A failure to vote in favor of a position supported by management may harm the relationship the Advisor or the Company has with the company;

•	A failure to vote in favor of a particular proposal may harm the relationship the Advisor or the Company has with the proponent of the proposal;

•
A failure to vote for or against a particular proposal may adversely affect a business or personal relationship, such as when an officer of the Advisor has a spouse or other relative who serves as a director of the company, is employed by the company or otherwise has an economic interest therein; or

•	Conflicts arising from investment positions held by affiliates of the Advisor.

These policies and procedures for voting proxies are intended to comply with Section 206 of, and
Rule 206(4)-6
under, the Advisers Act.
The Advisor intends to vote proxies or similar corporate actions in accordance with the best interests of our shareholders, taking into account such factors as it deems relevant in its sole discretion. Upon receipt of a proxy request, the Advisor’s Operations department contacts a senior investment professional responsible for the issuer. The senior investment professional communicates the proxy voting decision to Operations. The hard-copy documentation is completed by Operations and sent back to the appropriate party. Operations maintains a log of all proxy voting documentation received and the status thereof.
Privacy Principles
We are committed to maintaining the privacy of our shareholders and to safeguarding their non-public
personal information. The following information is provided to help investors understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Pursuant to our privacy policy, we will not disclose any
non-public
personal information concerning any of our shareholders who are individuals unless the disclosure meets certain permitted exceptions under
Regulation S-P
under the Gramm—Leach Bliley Act, as amended. We generally will not use or disclose any shareholder information for any purpose other than as required by law.
We may collect
non-public
information about investors from our Subscription Agreements or other forms, such as name, address, account number and the types and amounts of investments, and information about transactions with us or our affiliates, such as participation in other investment programs, ownership of certain types of accounts or other account data and activity. We may disclose the information that we collect from our shareholders or former shareholders, as described above, only to our affiliates and service providers and only as allowed by applicable law or regulation. Any party that receives this information will use it only for the services required by us and as allowed by applicable law or regulation, and is not permitted to share or use this information for any other purpose. To protect the non-public
personal information of individuals, we permit access only by authorized personnel who need access to that information to provide services to us and our shareholders.
In order to guard our shareholders’
non-public
personal information, we maintain physical, electronic and procedural safeguards that are designed to comply with applicable law.
Non-public
personal information that we collect about our shareholders will generally be stored on secured servers. An individual shareholder’s right to privacy extends to all forms of contact with us, including telephone, written correspondence and electronic media, such as the Internet.
Pursuant to our privacy policy, we will provide a clear and conspicuous notice to each investor that details our privacy policies and procedures at the time of the investor’s subscription.

MANAGEMENT
Our Board oversees our management. Our Board currently consists of eight members, five of whom are Independent Trustees. Our Board elects our officers, who serve at the discretion of our Board until the next election of officers or until his or her successor is duly elected and qualifies, or until his or her death, resignation, retirement, disqualification or removal. The responsibilities of our Board include the monthly valuation of our assets and the oversight of our investment activity, corporate governance activities and financing arrangements. Oversight of our investment activities extends to oversight of the risk management processes employed by our Advisor as part of its day-to-day
management of our investment activities. Our Board anticipates reviewing risk management processes at both regular and special Board meetings throughout the year, consulting with appropriate representatives of our Advisor as necessary and periodically requesting the production of risk management reports or presentations. The goal of our Board’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. However, our Board’s oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.
Our Board has also established an Audit Committee, a nominating and governance committee of our Board (the “Nominating and Governance Committee”), and a compensation committee of our Board (the “Compensation Committee”) and may establish additional committees in the future.
Board of Trustees and Executive Officers
Trustees
Our Board is presently composed of eight Trustees. Each Trustee will hold office until his or her successor is duly elected and qualified. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each.

Name	Age	Position with the Company	Length of Service	Principal Occupation During Past 5 Year(s)	Other Directorships
Interested Trustees
Michael J. Boyle	39	Trustee and President	Since 2022	Partner in the Private Credit Group and Portfolio Manager for Global Direct Lending fund strategy of Bain Capital Credit (2019 – Present); Director in the Private Credit Group and Portfolio Manager for Global Direct Lending fund strategy of Bain Capital Credit (2016 – 2019)	Director and President of Bain Capital Specialty Finance, Inc. (July 2022 – Present)

Name	Age	Position with the Company	Length of Service	Principal Occupation During Past 5 Year(s)	Other Directorships
Michael A. Ewald	51	Trustee and Chief Executive Officer	Since 2022	Partner, Global Head of the Private Credit Group and Portfolio Manager for the Middle Market Credit and Global Direct Lending fund strategies of Bain Capital Credit (2008 – Present)	Board Member and Chair of the Board at Cradles To Crayons (2014 – Present); Tenax Aerospace, LLC (2018 – Present); Precinmac Precision Machining (2020 – Present); Trustee of Boston Athenaeum (2021 – Present); Board Member of Rotorcraft Leasing Company, LLC (2012 – 2018); Frontier Tubular Solutions, LLC (2010 – 2018); Work N’ Gear (2008 – 2017); Dana Farber Leadership Council (2008 – 2020); Board Member of ADT Pizza (2018 – 2022); Trustee of Massachusetts Historical Society (2022 – Present); Director and Chief Executive Officer of Bain Capital Specialty Finance, Inc. (2016 – Present)

Jeffrey B. Hawkins	54	Trustee and Chairman of the Board of Trustees	Since 2022	Partner and Deputy Managing Partner of Bain Capital Credit, a Risk & Oversight Committee member and member of the Investment Committee of Bain Capital Credit (2007 – Present)	Chair of the Board of the Boston Public Library Fund (2014 – Present); Board Member of Buckingham, Browne and Nichols (2019 – Present); Board Member of Trinity College (2019 – Present) and Former Board Member of Dana Hall School (2014 – 2020); Director and Chairman of the Board of Bain Capital Specialty Finance, Inc. (2016 – Present)

Independent Trustees
Amy Butte	56	Trustee and Chair of the Nominating and Governance Committee	Since 2022	None	Board Member and Audit Committee Chair of DigitalOcean (2018 – Present); Independent Director and Audit Committee Chair of BNP Paribas USA (2016 –2023); Chairman of Board of Iron Spark (2021 – 2022); Independent Trustee and Chair of Audit Committee of Fidelity Investments Strategic Advisers Funds (2011 – 2017); Board Member of Tuscan Holdings Corp. (2019 – 2021); Independent Director and Chair of the Nominating and Governance Committee of Bain Capital Specialty Finance, Inc. (2019 – Present)

Name	Age	Position with the Company	Length of Service	Principal Occupation During Past 5 Year(s)	Other Directorships
David G. Fubini	70	Trustee	Since 2022	Senior Lecturer in the Organizational Behavior Unit at Harvard Business School (2015 – Present)	Board Member of Leidos (2013 – Present); J.M. Huber Corporation (industrial products) (2017 – Present); and Mitre Corporations (2014 – 2022); a Trustee of the University of Massachusetts System (2013 – 2020); Independent Director of Bain Capital Specialty Finance, Inc. (2016 – Present)

Thomas A. Hough	71	Trustee and Chairman of the Audit Committee	Since 2022	None	Independent Board Member, Audit Committee Member, Chair of the Finance Committee and Investment Committee of the National Kidney Foundation (2012 – 2021); Independent Director and Chairman of the Audit Committee of Bain Capital Specialty Finance, Inc. (2016 – Present)

Jay Margolis	75	Trustee	Since 2022	None	Board Member of Iron Spark (2021 – 2022); Lovepop (2019 – 2022); Boston Beer Company (NYSE:SAM) (2006 – 2017); NFP Off Broadway Theater Company (2015 – 2021); Independent Director of Bain Capital Specialty Finance, Inc. (2016 – Present)

Clare S. Richer	65	Trustee and Chair of the Compensation Committee	Since 2022	None	Independent Board Member, Audit Committee Member and Head of the Finance Committee of Principal Financial Group (2020 – Present); Board Member and Audit Committee Member of the State Street Global Advisors SPDR ETF Mutual Funds (2018 – Present), University of Notre Dame (2015 – Present), and Alzheimer’s Association, MA /NH Chapter (2017 – 2023); Independent Director and Chair of the Compensation Committee of Bain Capital Specialty Finance, Inc. (2019 – Present)

*	Messrs. Boyle, Ewald and Hawkins are deemed to be “interested persons” of us under the 1940 Act because of their affiliations with our Advisor.

The address for each of our Trustees is c/o Bain Capital Private Credit, 200 Clarendon Street, 37
th
Floor, Boston, Massachusetts 02116.
Information About the Executive Officers Who Are Not Trustees
Set forth below is certain information about our executive officers who are not directors:

Name	Age	Position
Amit Joshi	41	Chief Financial Officer and Principal Accounting Officer
James Goldman	48	Chief Compliance Officer
Michael Treisman	51	Vice President
Jessica Yeager	35	Secretary
The address for each executive officer is c/o Bain Capital Private Credit, 200 Clarendon Street, 37
th
 Floor, Boston, MA 02116. Each officer holds office at the pleasure of the Board until the next election of officers or until his or her successor is duly elected and qualified.
Biographical Information
Trustees
The Board has determined that each of the Trustees is qualified to serve as our Trustee based on a review of the experience, qualifications, attributes and skills of each Trustee, including those described below. The Board has determined that each Trustee has significant experience in the investment or financial services industries and has held management, board or oversight positions in other companies and organizations. Each of our Trustees has demonstrated high character and integrity and has expertise and diversity of experience to be able to offer advice and guidance to our management. For the purposes of this presentation, our Trustees have been divided into two groups—Independent Trustees and non-Independent
Trustees.
Non-Independent
Trustees are “interested persons” as defined in the 1940 Act. In addition to not being an “interested person,” as defined in the 1940 Act, of the Company, each Independent Trustee meets the independence requirements of Section 10A(m)(3) of the Exchange Act. Messrs. Boyle, Ewald and Hawkins are each deemed to be an “interested person” of the Company and are each referred to as an “Interested Trustee.”
Interested Trustees
Michael J. Boyle

has served as a Trustee since July 2022 and as President of the Company since April 2022. He is a partner and portfolio manager in the Private Credit Group for Bain Capital Credit. He is responsible for Bain Capital Credit’s global direct lending strategy and serves as president and director of Bain Capital Specialty Finance, Inc., a business development company. Mr. Boyle started his career at Bain Capital Credit, over which time he has been a member of the portfolio analytics team, the industry research team, and the liquid credit portfolio management team. Mr. Boyle received a B.S. from Boston College.
Michael A. Ewald
has served as a Trustee since April 2022. Mr. Ewald is Chief Executive Officer of the Company and serves on the Advisor’s Credit Committee. He is currently a director and the chief executive officer of Bain Capital Specialty Finance, Inc., a business development company. He joined Bain Capital Credit in 1998, and is a partner, the head of the Private Credit Group and a portfolio manager for Bain Capital Credit’s middle market opportunities and senior direct lending fund strategies, each of which is an affiliate of the Company. Previously, Mr. Ewald was an associate consultant at Bain & Company for three years where he focused on strategy consulting to the financial services, manufacturing and consumer products industries. Prior to that, he worked at Credit Suisse First Boston as an analyst in the regulated industries group. Mr. Ewald received an M.B.A. from the Amos Tuck school of Business at Dartmouth College and a B.A. magna cum laude from Tufts University.

Jeffrey B. Hawkins
has served as a Trustee since April 2022 and is the Chairman of the Board. He is currently chairman of the board and a director of Bain Capital Specialty Finance, Inc., a business development company. He is a partner and deputy managing partner, a member of both the risk & oversight committee and the investment committee of Bain Capital Credit, an affiliate of the Company. As the chief operating officer, he is responsible for the firm’s business strategy and all non-investment
activities. Previously, Mr. Hawkins was at Ropes & Gray, LLP working on securities law, mergers & acquisitions and collateralized debt funds. Mr. Hawkins received a J.D. from Harvard Law School and a B.A. Phi Beta Kappa from Trinity College.
Independent Trustees
Amy Butte
has served as a Trustee since April 2022 and is chair of the Nominating and Governance Committee. Ms. Butte is currently the audit committee chair and board member for DigitalOcean, an independent director and chair of the nominating and governance committee for Bain Capital Specialty Finance, Inc., a business development company. Ms. Butte also served as an independent director, audit committee chair and risk committee member for BNP Paribas USA (2016 to 2023), as the chairman of the board of Iron Spark (2021 to 2022), as an independent trustee and chair of the audit committee for the Fidelity Investments Strategic Advisers Funds (2011 to 2017), and was a board member of Tuscan Holdings Corp. (2019 to 2021). She was the founder of TILE Financial and SpendGrowGive (2008 to 2012), chief financial officer of Man Financial (2006 to 2008) and chief financial officer and executive vice president of the New York Stock Exchange (2004 to 2006). Prior to that, Ms. Butte was an equity research analyst at Bear Stearns and Merrill Lynch. Ms. Butte received her M.B.A. from Harvard and her B.A. from Yale University.
David G. Fubini
has served as a Trustee since April 2022. He is currently an independent director of Bain Capital Specialty Finance, Inc., a business development company. Mr. Fubini has served as a senior lecturer in the Organizational Behavior Unit at Harvard Business School since 2015. Previously, he was a senior partner of McKinsey & Company where he worked for over 34 years. He was McKinsey’s managing director of the Boston office, and the past leader of the North American Organization Practice as well as the co-founder
and leader of the firm’s Worldwide Merger Integration Practice. During his tenure, Mr. Fubini led, and/or had been a member of, many firm personnel committees, as well as a participant in a wide cross-section of McKinsey’s governance forums and committees. Prior to joining McKinsey, he was an initial member of a small group that became the McNeil Consumer Products Company of Johnson & Johnson and helped launch the Tylenol family of products into the over-the-counter
consumer marketplace. Mr. Fubini graduated with a B.B.A. from University of Massachusetts, Amherst and an M.B.A. from Harvard Business School, both with distinction. He is currently a member of the board of directors for Leidos, as well as J.M. Huber Corporation, a family owned company. He is also a board advisor for DLA Piper. He was formerly a trustee of the University of Massachusetts System and board member of Compuware Corporation and Mitre Corporations.
Thomas A. Hough
has served as a Trustee since April 2022 and is Chairman of the Audit Committee. Mr. Hough is currently an independent director and chairman of the audit committee for Bain Capital Specialty Finance, Inc., a business development company. Mr. Hough was executive vice president and chief financial officer of Arena Brands, Inc. and Lucchese, Inc., manufacturers and marketers of western boots, apparel and accessories headquartered in El Paso, TX, from October 2001 until retiring in July 2015. Mr. Hough’s direct responsibilities in such positions included accounting, finance, credit and collections, treasury, human resources, information technology, legal, and real estate. Prior to that, he worked primarily as a CFO for a number of companies including Vectrix Business Solutions, Inc., Jamba Juice Company, Chief Auto Parts, Inc., Roy Rogers Restaurants, and Peoples Drug Stores, Inc. Mr. Hough previously worked at Deloitte & Touche for thirteen years where he performed primarily audit services. Mr. Hough received a B.A. in administrative studies from Rowan University and subsequently received his certification as a CPA. He was, most recently, an independent director, audit committee member and chair of the finance committee and investment committee for the National Kidney Foundation.
Jay Margolis
has served as a Trustee since April 2022. Mr. Margolis has significant knowledge and experience in consumer products retailing, merchandising, consumer insights, strategic planning, and corporate governance. He is currently an independent director of Bain Capital Specialty Finance, Inc., a business development company. He is also currently the chairman of Intuit Consulting LLC, a consulting firm specializing in retail, fashion, and consumer products. He previously served as the chairman and CEO of Cache, Inc., a publicly-held specialty chain of women’s apparel stores headquartered in New York, from 2013 until it filed for bankruptcy in February 2015. Mr. Margolis also previously served as the president and CEO of Apparel Group of Limited Brands Corporation where he oversaw operations of Limited Brands’ Apparel Division. Before assuming that position, he had been president and chief operating officer of Massachusetts-based Reebok International. Mr. Margolis also has held executive positions at Esprit de Corp USA, Tommy Hilfiger Inc., and Liz Claiborne, Inc. He received a B.A. from Queens College, a part of The City University of New York. He had previously served on the boards of Iron Spark, Lovepop, Boston Beer Company, Godiva Chocolatier, Inc., Burlington Coat Factory and NFP Off Broadway Theater Company.
Clare S. Richer
has served as a Trustee since April 2022 and is Chair of the Compensation Committee. Ms. Richer is an independent director, an audit committee member and head of the finance committee for Principal Financial Group, and an independent director and chair of the compensation committee for Bain Capital Specialty Finance, Inc., a business development company. She is a sitting director and audit committee member of State Street Global Advisors SPDR ETF Mutual Funds. Ms. Richer is also a trustee of the University of Notre Dame and a member of such board’s compensation, investment, finance, and executive committees. From 2008 to 2017, she was the chief financial officer of Putnam Investments. Prior to joining Putnam Investments, Ms. Richer held multiple finance, operations, and P&L leadership roles during her
25-year
tenure at Fidelity Investments culminating in her appointment as chief financial officer and member of the management committee. Prior to 1983, she was a senior auditor at Arthur Andersen & Company. Ms. Richer graduated from the University of Notre Dame and holds a B.B.A. in Business Administration.
Executive Officers Who Are Not Trustees
Amit Joshi.
 Mr. Joshi has served as Chief Financial Officer of the Company since October 2023. He is a senior vice president for Bain Capital Credit. Mr. Joshi joined Bain Capital Credit in September 2023 and previously served as Treasurer of the Company. Mr. Joshi previously worked at Apollo Global Management since 2013 as chief financial officer for Apollo Debt Solutions BDC and as chief accounting officer, assistant treasurer and vice president of Midcap Financial Investment Corporation, a registered business development company, and some of the private funds including CLOs, private drawdown funds and operating companies. Prior to that he served as senior manager at Ernst & Young from January 2008 to September 2013 and prior to that at a mid-size
accounting firm in New York as audit senior from 2006 to 2008 and in various international offices in roles with increasing responsibility from 2003 to 2006. Mr. Joshi is a certified public accountant, chartered financial analyst and chartered accountant. Mr. Joshi graduated with first-class honors from Calcutta University, India.
James Goldman.
 Mr. Goldman has served as Chief Compliance Officer of the Company since April 2022. He is head of compliance — capital markets, senior counsel in compliance, and a risk & oversight committee member. Previously, Mr. Goldman served as senior counsel in the Enforcement Division of the U.S. Securities and Exchange Commission and as an attorney at the law firm of WilmerHale. Mr. Goldman received a J.D. magna cum laude from Boston College Law School and a B.A. magna cum laude in history from Harvard University.
Michael Treisman.
 Mr. Treisman has served as Vice President of the Company since April 2022. He is a partner and the general counsel and a member of the risk and oversight committee of Bain Capital Credit. Previously, Mr. Treisman was the general counsel of Tiger Management L.L.C. Prior to that, Mr. Treisman was the general counsel of Citi Infrastructure Investors and associate general counsel of Citi Alternative Investments at Citigroup. Mr. Treisman received a J.D. from Duke University School of Law and a B.A. from the University of Pennsylvania.
Jessica Yeager.
 Ms. Yeager has served as Secretary of the Company since July 2022. She is a vice president and general counsel for Private Credit based in Bain Capital Credit’s Boston office. Previously, Ms. Yeager was an associate at Ropes & Gray LLP, working on hedge funds and private investment funds. Ms. Yeager received a J.D. from Boston University School of Law and a B.A from Miami University.

Board of Trustees Leadership Structure
Our Board monitors and performs an oversight role with respect to our business and affairs, including with respect to our investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of our service providers. Among other things, our Board approves the appointment of our Advisor and executive officers, reviews and monitors the services and activities performed by our Advisor and executive officers and approves the engagement, and reviews the performance of, our independent public accounting firm.
Under our Bylaws, our Board elects one of its members to be Chairman of the Board, who presides over meetings of our Board, acts as chairman of meetings of our shareholders and to perform such other duties as may be assigned to him by our Board. We do not have a fixed policy as to whether the Chairman of the Board should be an Independent Trustee and believe that we should maintain the flexibility to select the Chairman and reorganize the leadership structure, from time to time, based on criteria that are in our best interests and our shareholders at such times.
Presently, Mr. Hawkins serves as the Chairman of the Board. Mr. Hawkins is an “interested person” as defined in Section 2(a)(19) of the 1940 Act and a non-Independent
Trustee. We believe that Mr. Hawkins’ extensive knowledge of the financial services industry and capital markets in particular qualify Mr. Hawkins to serve as the Chairman of the Board. We believe that we are best served through this existing leadership structure, as Mr. Hawkins’ relationship with our Advisor provides an effective bridge and encourages an open dialogue between management and our Board, ensuring that both groups act with a common purpose.
Our Board does not currently have a designated lead independent Trustee. We are aware of the potential conflicts that may arise when a non-Independent
Trustee is Chair of the Board, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the Independent Trustees in executive session without the presence of non-Independent
Trustees and management, the establishment of Audit, Nominating and Governance and Compensation Committees comprised solely of Independent Trustees and the appointment of a Chief Compliance Officer, with whom the Independent Trustees meet regularly without the presence of non-Independent
Trustees and other members of management, for administering our compliance policies and procedures.
We recognize that different board of trustees’ leadership structures are appropriate for companies in different situations. We intend to re-examine
our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.
Committees of the Board of Trustees
The Board currently has, and appoints the members of, a standing Audit Committee, Nominating and Governance Committee and Compensation Committee and may establish additional committees from time to time as necessary. Each of those committees is comprised entirely of Independent Trustees and has a written charter approved by the Board, each of which is available on our website at
https://www.baincapitalprivatecredit.com
in the “Investor Relations — Governance” section. The current members of the standing committees are identified in the following table.

Board Committees
Independent Trustee	Audit	Compensation	Nominating and Governance
Amy Butte	☒	☒	Chair
David G. Fubini	☒	☒	☒
Thomas A. Hough	Chair	☒	☒
Jay Margolis	☒	☒	☒
Clare S. Richer	☒	Chair	☒

Audit Committee
The members of the Audit Committee are Ms. Butte, Mr. Fubini, Mr. Hough, Mr. Margolis and Ms. Richer, all of whom are not considered “interested persons” of us, as that term is defined in Section 2(a)(19) of the 1940 Act. Mr. Hough serves as Chairman of the Audit Committee. The Audit Committee’s responsibilities include, among other things, establishing guidelines and making recommendations to the Board regarding the fair valuation of our debt and equity investments that are not publicly traded or for which current market values are not readily available, selecting our independent registered public accounting firm and overseeing its work, reviewing with such independent registered public accounting firm the planning, scope and results of the audit of our consolidated financial statements, pre-approving
the fees for services performed by such independent registered public accounting firm, reviewing with the independent registered public accounting firm the adequacy of our internal control systems, reviewing and discussing with management and the independent accountants the annual audited and quarterly consolidated financial statements, overseeing internal accounting staff and periodic filings, receiving and reviewing audit reports and monitoring our legal, ethical and regulatory compliance with a focus on matters impacting the consolidated financial statements. During the year ended December 31, 2023, the Audit Committee met four times.
The Board has determined that Mr. Hough is an “audit committee financial expert” as that term is defined under Item 407 of
Regulation S-K,
as promulgated under the Exchange Act. In addition, each of the current Audit Committee members—Ms. Butte, Mr. Fubini, Mr. Hough, Mr. Margolis and Ms. Richer meets the requirements of
Rule 10A-3
under the Exchange Act.
Nominating and Governance Committee
The members of the Nominating and Governance Committee are Ms. Butte, Mr. Fubini, Mr. Hough, Mr. Margolis and Ms. Richer, all of whom are not considered “interested persons” of us, as that term is defined in Section 2(a)(19) of the 1940 Act. Ms. Butte serves as Chair of the Nominating and Governance Committee. The Nominating and Governance Committee operates pursuant to a charter approved by our Board. The Nominating and Governance Committee is responsible for selecting, researching and nominating qualified nominees to be elected to the Board by our shareholders at the annual shareholder meeting, selecting qualified nominees to fill any vacancies on our Board or a committee of our Board (consistent with criteria approved by our Board), developing and recommending to our Board a set of corporate governance principles applicable to us and overseeing the evaluation of our Board and our management.
The Nominating and Governance Committee will consider shareholder recommendations for possible nominees for election as Trustees when such recommendations are submitted in accordance with our Bylaws, the Nominating and Governance Committee Charter and any applicable law, rule or regulation regarding Trustee nominations. Our Bylaws provide that a shareholder who wishes to nominate a person for election as a Trustee must deliver written notice to our Secretary at the Company, c/o Bain Capital Private Credit, 200 Clarendon Street, 37th Floor, Boston, MA 02116. This notice must contain, as to each nominee, all information that would be required under applicable SEC rules to be disclosed in connection with election of a Trustee and certain other information set forth in our Bylaws, including the following minimum information for each Trustee nominee: full name, age and address; principal occupation or employment during the past five years; directorships on publicly held companies and investment companies during the past five years; number of Common Shares owned, if any; and a written consent of the individual to stand for election if nominated by our Board and to serve if elected by our shareholders.
The Nominating and Governance Committee seeks candidates who possess the background, skills and expertise to make a significant contribution to our Board, our company and our shareholders. In considering possible candidates for election as a Trustee, the Nominating and Governance Committee takes into account, in addition to such other factors as it deems relevant, the desirability of selecting Trustees who:

•	are of high character and integrity;

•	are accomplished in their respective fields, with superior credentials and recognition;

•	have relevant expertise and experience upon which to be able to offer advice and guidance to management;

•	have sufficient time available to devote to our affairs;

•	are able to work with the other members of the Board and contribute to our success;

•	can represent the long-term interests of our shareholders as a whole; and

•	are selected such that the Board represents a range of backgrounds and experience.
The Nominating and Governance Committee also evaluates candidates proposed by shareholders using the factors described above. The Nominating and Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying Trustee nominees. In determining whether to recommend a Trustee nominee, the Nominating and Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of the Board as a whole. The Nominating and Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, ethnic background, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board, when identifying and recommending Trustee nominees. The Nominating and Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting Trustee nominees is consistent with the goal of creating a board of trustees that best serves our needs and the interests of our shareholders. During the year ended December 31, 2023, the Nominating and Governance Committee met one time.
Compensation Committee
The members of the Compensation Committee are Ms. Butte, Mr. Fubini, Mr. Hough, Mr. Margolis and Ms. Richer, all of whom are not considered “interested persons” of us, as that term is defined in Section 2(a)(19) of the 1940 Act. Ms. Richer serves as Chair of the Compensation Committee. The Compensation Committee is responsible for determining, or recommending to the Board for determination, the compensation paid directly, if any, by the Company to the Chief Executive Officer and any other executive officers of the Company. The Compensation Committee also assists the Board with matters related to compensation generally. During the year ended December 31, 2023, the Compensation Committee met one times.
Compensation of Executive Officers
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of our Advisor or its affiliates or by subcontractors, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. Each of our executive officers is an employee of our Advisor or its affiliates. Our day-to-day
investment operations are managed by our Advisor. Most of the services necessary for the origination and administration of our investment portfolio are provided by investment professionals employed by our Advisor or its affiliates or by subcontractors.
None of our officers receives direct compensation from us. We have agreed to reimburse our Administrator for our allocable portion of the compensation paid to or compensatory distributions received by our Chief Financial Officer and Chief Compliance Officer, and any of their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley Act internal control assessment. In addition, to the extent that our Administrator outsources any of its functions, including to a sub-administrator,
we will pay the fees associated with such functions at cost. We will agree to reimburse our Administrator for our allocable portion of the compensation of any personnel that it provides for our use.

Compensation of Trustees
Each of our Independent Trustee receives an annual fee of $75,000. The Independent Trustees will also receive $2,500 in connection with attending each regular Board meeting (whether the meeting is in-person
or via conference call) and $1,000 for each special meeting (whether the meeting is in-person
or via conference call). The Independent Trustees will also receive $1,000 in connection with each committee meeting attended (whether the meeting is in-person
or via conference call). The Independent Trustees will also be reimbursed for reasonable out-of-pocket
expenses incurred in connection with attending
in-person
meetings. In addition, the Chairman of the Audit Committee will receive an additional annual fee of $7,500. Our Board, as a whole, participates in the consideration of Independent Trustee compensation and decisions on Independent Trustee compensation are based on, among other things, a review of data of comparable business development companies.
No compensation is paid to Trustees who are “interested persons” of us, as such term is defined in Section 2(a)(19) of the 1940 Act. We have obtained trustees’ and officers’ liability insurance on behalf of our Trustees and officers.

	Total Compensation earned from the Company for Fiscal Year 2023	Total Compensation earned from the Fund Complex for Fiscal Year 2023 (1)
Interested Trustees
Michael Boyle (2)	None	None
Michael A .Ewald (2)	None	None
Jeffrey B. Hawkins (2)	None	None
Independent Trustees
Amy Butte (3)	$86,000	$227,412
David G. Fubini (3)	$86,000	$223,254
Thomas A. Hough (3)	$93,500	$261,829
Jay Margolis (3)	$86,000	$222,828
Clare S. Richer (3)	$86,000	$222,247

(1)
For purposes of this registration statement, the term “Fund Complex” is defined to include the Company and Bain Capital Specialty Finance, Inc., a BDC managed by BCSF Advisors, LP, an affiliate of the Advisor.

(2)	These are interested trustees and, as such, do not receive compensation from the Company for their services as trustees.
(3)	These trustees joined the Board in April 2022.
(4)	The Company does not have a profit-sharing plan, and trustees do not receive any pension or retirement benefits from the Company.
Credit Committee
Given Bain Capital Credit’s broad and diverse range of investment strategies, we tailor our investment decision-making process by strategy to provide a robust and comprehensive discussion of both individual investments and the applicable portfolio(s) under consideration. We believe that this flexible approach provides a rigorous investment decision-making process that allows us to be nimble across a variety of market environments while still maintaining high credit underwriting standards.
Our investments require approval from at least the Private Credit Investment Committee, which includes three Partners in the Private Credit Group as standing members: Michael Ewald, Michael Boyle, and Carolyn Hastings. Ad hoc members may also be included in the Private Credit Investment Committee for certain types of investments. The biographies for the standing members of the Private Credit Investment Committee and certain ad hoc members who are not executive officers or directors of the Company are included below.

Jonathan S. Lavine.
Mr. Lavine founded Bain Capital Credit, formerly known as Sankaty Advisors, in 1998 having joined Bain Capital in 1993. He is chair, Bain Capital; founder, Bain Capital Credit & Bain Capital Special Situations. He is an investment committee member, a risk & oversight committee member and has overall responsibility for the firm’s investment strategy, management and risk. Before the formation of Bain Capital Credit, Mr. Lavine worked in Bain Capital’s private equity business. Prior to joining Bain Capital, Mr. Lavine was a consultant at McKinsey & Company. He began his career at Drexel Burnham Lambert in mergers and acquisitions. Mr. Lavine is active in a variety of charitable and civic activities. He is co-chair
of the board of trustees of Columbia University and chairman emeritus of the City Year board of trustees and co-chair
of the capital campaign for Harvard T.H. Chan School of Public Health. He was the 2017 recipient of Columbia University’s Alexander Hamilton Medal, the highest honor awarded to a member of the college community for distinguished service. He is a past recipient of Columbia’s John Jay Award for professional achievement, Columbia’s David Truman Award for outstanding contribution to academic affairs, the Dean’s Leadership Award for the Class of 1988 25th Reunion, Columbia/Barnard Hillel’s Seixas Award, Voices for National Service Citizen Service Award and the New England Anti-Defamation League’s Distinguished Community Service Award. In 2016, Mr. Lavine was appointed a member of the United States Holocaust Memorial Museum Council by President Obama. Mr. Lavine graduated from Columbia College, Phi Beta Kappa and magna cum laude, and holds an M.B.A with Distinction from Harvard Business School.
Alon Avner.
 Mr. Avner joined Bain Capital in 2006. He has been the head of Bain Capital Credit in Europe since 2009 and is a partner in Special Situations and a credit committee member based in Bain Capital’s London office. Between 2006 and 2009, Mr. Avner was responsible for Bain Capital Credit’s European telecom and media investments. Previously, Mr. Avner was a manager at Bain & Company. In addition, he worked in operations and marketing roles at Comverse Technology and Creo/Scitex. Mr. Avner received an M.B.A. from INSEAD and a B.Sc. from Tel Aviv University.
Carolyn Hastings.
 Ms. Hastings joined Bain Capital in 2008. She is a partner in the Private Credit Group based in Bain Capital’s Boston office and a credit committee member. Throughout her tenure in the Private Credit Group, Ms. Hastings has held origination, underwriting and portfolio monitoring responsibilities; she has broad experience structuring investments that span the balance sheet and has partnered with dozens of private equity sponsors to finance companies in the technology, telecom, healthcare, consumer and hospitality industries. Ms. Hastings currently serves, and has served in the past, on a number of corporate and philanthropic boards. She is an active member of Bain Capital’s Women Connecting Network. Prior to joining Bain Capital Credit in 2008, Ms. Hastings was an associate at Thomas H. Lee Partners and an analyst in the Healthcare Group in the Investment Banking Division of Goldman Sachs & Co. Ms. Hastings received an M.B.A. from Harvard Business School, a B.S.Ec. from the Wharton School at the University of Pennsylvania and a B.A. in biology from the University of Pennsylvania.
Viva Hyatt.
 Ms. Hyatt joined Bain Capital Credit in 2002. She is a partner and portfolio manager in Liquid and Structured Credit and a credit committee member based in Bain Capital’s Boston office. Previously, Ms. Hyatt was a project leader at The Boston Consulting Group and also worked for Arthur Andersen. Ms. Hyatt received an M.B.A. from the Wharton School at the University of Pennsylvania and a B.S. from the University of Illinois at Urbana-Champaign.
Jeff Robinson.
 Mr. Robinson joined Bain Capital in 2002. He is a partner and co-head
of Bain Capital Special Situations based in Bain Capital’s Boston office. Prior to his current role, he covered the metals & mining and gaming & leisure sectors and led several of the firm’s large portfolio purchases. Previously, he was a senior manager of corporate development at RSA Security where he led the strategic planning efforts of the company. Before RSA, Mr. Robinson was a senior consultant at Strategic Decisions Group. Mr. Robinson received an M.B.A. from the Fuqua School of Business at Duke University and a B.S. from Cornell University.
John Wright.
 Mr. Wright joined Bain Capital Credit in 2000. He is a partner and global head of Credit, based in the Boston office. Mr. Wright is a portfolio manager, credit committee member and oversees the firm’s liquid, structured and private credit investment strategies. Prior to his current role, Mr. Wright was the co-head
of liquid and structured credit, and has led the firm’s CLO business since 2016. Mr. Wright received a Bachelor of Arts from Tufts University, and is a CFA
®
charterholder.
Bain Capital Credit’s credit committee members do not receive any direct compensation from us for serving in such capacity and the members of Bain Capital Credit’s credit committee will receive no separate compensation from us or Bain Capital Credit for serving on Bain Capital Credit’s credit committee.
Michael A. Ewald and Michael J. Boyle are our portfolio managers who are primarily responsible for the day-to-day
management of our portfolio. The table below shows the dollar range of Common Shares owned by the portfolio managers as of December 31, 2023:

Name of Portfolio Managers	Dollar Range of Equity Securities in the Company (1)
Michael A. Ewald	$	None
Michael J. Boyle	$	None

(1)	Dollar ranges are as follows: none, $1 - $10,000, $10,001 - $50,000, $50,001 - $100,000, $100,001 - $500,000, $500,001 - $1,000,000 or over $1,000,000.
As of December 31, 2023, Messrs. Ewald and Boyle are primarily responsible for the day-to-day
management of 11 pooled investment vehicles with a total of approximately $4.9 billion in AUM and 19 other accounts with a total of approximately $5.6 billion in AUM.

MANAGEMENT AGREEMENTS
The Advisor provides management services to us pursuant to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, the Advisor is responsible for the following:

•
determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objective, policies and restrictions;

•
identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

•	monitoring our investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for us;

•	serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

•	negotiating, obtaining and managing financing facilities and other forms of leverage; and

•	providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.
The Advisor’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.
The base management fee is calculated at an annual rate of 0.75% of our gross assets, including assets purchased with borrowed funds or other forms of leverage but excluding cash and cash equivalents. For services rendered under the Investment Advisory Agreement, the base management fee is payable monthly in arrears. Base management fee for any partial month or quarter will be appropriately pro-rated
(based on the number of days actually elapsed at the end of such partial month relative to the total number of days in such month). For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within one year of purchase. The fair value of derivative financial instruments held in the Company’s portfolio will be included in the calculation of gross assets of the Company.
We will pay the Advisor an incentive fee. The incentive fee will consist of two parts—the Income Fee and the Capital Gains Fee—which are described in more detail below.
The Income Fee will be calculated and payable quarterly in arrears based on the Company’s aggregate pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters. For purposes of calculating the Income Fee, pre-incentive
fee net investment income means the Company’s interest income, distribution income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the Base Management Fee, any expenses payable under the Administration Agreement, and any interest expense and distributions paid on any issued and outstanding debt or preferred shares, but excluding any distribution or shareholder servicing fees and the Incentive Fee.
Pre-incentive
fee net investment income includes, in the case of investments with a deferred interest feature such as market discount, OID, debt instruments with PIK interest, preferred shares with PIK dividends and zero coupon securities, accrued income that the Company has not yet received in cash.
Pre-incentive
fee net investment income does not include any realized capital gains or realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that the Company may pay an incentive fee in a quarter where the Company incurs a loss. For example, if the Company receives pre-incentive
fee net investment income in excess of the hurdle rate for a quarter, the Company will pay the applicable incentive fee even if the Company has incurred a loss in that quarter due to realized and unrealized capital losses.
Pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters is compared to a “Hurdle Amount” equal to the product of (i) the hurdle rate of 1.75% per quarter (7% annualized) and (ii) the sum of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The Hurdle Amount will be calculated after making appropriate adjustments to our NAV at the beginning of each applicable calendar quarter for our subscriptions (which shall include all issuances by us of our Common Shares, including issuances pursuant to the Company’s distribution reinvestment plan) and distributions during the applicable calendar quarter.
The quarterly incentive fee based on income is calculated, subject to the Incentive Fee Cap (as defined below), based on the amount by which (A) aggregate pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters exceeds (B) the Hurdle Amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” The incentive fee based on income that is paid to the Advisor in respect of a particular calendar quarter will equal the Excess Income Amount less the aggregate Income Fees that were paid to the Advisor in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters.
The Income Fee for each calendar quarter is determined as follows:

(i)	No incentive fee based on income is payable to the Advisor for any calendar quarter for which there is no Excess Income Amount;

(ii)
100% of the aggregate
pre-incentive
fee net investment income in respect of the Trailing Twelve Quarters with respect to that portion of such pre-incentive
fee net investment income, if any, that exceeds the Hurdle Amount, but is less than or equal to an amount, which the Company refers to as the
“Catch-Up
Amount,” determined as the sum of 2.0588% multiplied by our NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The
“Catch-Up
Amount” is meant to provide the Advisor with an incentive fee of 15% on all of the Company’s pre-incentive
fee net investment income when the Company’s aggregate
pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters reaches the
Catch-Up
Amount in respect of the relevant Trailing Twelve Quarters; and

(iii)	15% of the aggregate pre-incentive fee net investment income in respect of the Trailing Twelve Quarters that exceeds the Catch-Up Amount.
Pre-Incentive
Fee Net Investment Income
(expressed as a percentage of the value of net assets per quarter)

Percentage of each Class’s
Pre-Incentive
Fee Net Investment Income
Allocated to Quarterly Incentive Fee
Incentive Fee Cap
The incentive fee based on income is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in respect of any calendar quarter is an amount equal to 15% of the Cumulative Net Return (as defined below)

during the relevant Trailing Twelve Quarters less the aggregate incentive fees based on income that were paid to the Advisor in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters.
“Cumulative Net Return” during the relevant Trailing Twelve Quarters means (x) the pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters less (y) any Net Capital Loss, if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no Income Fee to the Advisor in respect of that quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the Income Fee that is payable to the Advisor for such quarter calculated as described above, the Company will pay an incentive fee based on income to the Advisor equal to the Incentive Fee Cap in respect of such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the Income Fee that is payable to the Advisor for such quarter calculated as described above, the Company will pay an incentive fee based on income to the Advisor equal to the incentive fee calculated as described above for such quarter without regard to the Incentive Fee Cap.
“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in respect of such period and (ii) aggregate capital gains, whether realized or unrealized, in respect of such period.
Annual Incentive Fee Based on Capital Gains
The second part of the incentive fee is a Capital Gains Fee that will be determined and payable in arrears in cash as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and will equal 15% of the Company’s realized capital gains on a cumulative basis from inception through the end of the fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid Capital Gains Fees. In determining the capital gains incentive fee payable to the Advisor, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the cost of such investment. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year will equal 15% of such amount, less the aggregate amount of any capital gains incentive fees paid in respect of our portfolio in all prior years as calculated in accordance with the below.
Income Related Portion of Incentive Examples
Examples of Quarterly Incentive Fee Calculation:
Example 1—Three Quarters in which
Pre-Incentive
Fee Net Investment Income Exceeds the Hurdle Amount and
Catch-up
Amount
Assumptions
Stable net asset value (NAV) of $100 million across all quarters
Investment income for each of the quarters (including interest, dividends, fees, etc.) = 4.34%
Hurdle rate
(1)
= 1.75%

Management fee
(1)
= 0.1875%
Other expenses (legal, accounting, custodian, transfer agent, etc.)
(2)
= 0.1525%
Pre-incentive
fee net investment income for each quarter
(investment income–(management fee + other expenses)) = %
Realized capital gains of 1% each quarter
Assumes no other quarters in the applicable Trailing Twelve Quarters

(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.

(1)	Represents 7% annualized hurdle rate and 0.75% annualized management fee.

(2)	Excludes organizational and offering expenses.
Incentive fee for first quarter
Aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = $4,000,000
Hurdle Amount = Q1 NAV × 1.75% = $100,000,000 × 0.0175 = $1,750,000
Excess Income Amount =
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters–Hurdle Amount = $4,000,000–$1,750,000 = $2,250,000
Catch-up
Fee Amount = 100% of
pre-incentive
fee net investment income that is greater than $1,750,000 (the Hurdle Amount) but less than 2.0588% × Q1 NAV, or $2,058,800. This
Catch-up
Fee Amount equals $308,800
Post
Catch-up
Fee Amount = 15% of
pre-incentive
fee net investment income that exceeds the
Catch-up
Amount = 0.15 × ($4,000,000–$2,058,800) = $291,180
Catch-up
Fee Amount + Post
Catch-up
Fee Amount = income incentive fee payment = $599,980
No income incentive fee previously paid during the Trailing Twelve Quarters
Incentive Fee Cap = 15% of Cumulative Net Return during the relevant Trailing Twelve Quarters
Cumulative Net Return =
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters–Net Capital Loss in respect of the relevant Trailing Twelve Quarters
No Net Capital Loss
Therefore Incentive Fee Cap = 15% of aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = income incentive fee and the cap is not applied
Incentive fee for second quarter
Aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = $4,000,000 + $4,000,000 = $8,000,000
Hurdle Amount = (Q1 NAV + Q2 NAV) × 1.75% = $200,000,000 × 0.0175 = $3,500,000
Excess Income Amount = aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters (e.g., Q1 and Q2)–Hurdle Amount = $8,000,000–$3,500,000 = $4,500,000

Catch-up
Fee Amount = 100% of
pre-incentive
fee net investment income that is greater than $3,500,000 (the Hurdle Amount) but less than 2.0588% × (Q1 NAV + Q2 NAV), or $4,117,600. This
Catch-up
Fee Amount equals $617,600
Post
Catch-up
Fee Amount = 15% of
pre-incentive
fee net investment income that exceeds the
Catch-up
Amount = 0.15 × ($8,000,000–$4,117,600) = $582,360
Catch-up
Fee Amount + Post
Catch-up
Fee Amount = income incentive fee payment = $1,199,960
$599,980 income incentive fee previously paid during the Trailing Twelve Quarters
Total income incentive fee payment for Q2 = income incentive fee payment-amount previously paid = $599,980
Incentive Fee Cap = 15% of Cumulative Net Return during the relevant Trailing Twelve Quarters Cumulative Net Return = aggregate pre-incentive
fee net investment income during the relevant Trailing Twelve
Quarters-Net
Capital Loss in respect of the relevant Trailing Twelve Quarters
No Net Capital Loss
Therefore Incentive Fee Cap = 15% of aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = income incentive fee and the cap is not applied
Incentive fee for third quarter
Aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = $$4,000,000 + $4,000,000 + $4,000,000 = $12,000,000
Hurdle Amount = (Q1 NAV + Q2 NAV + Q3 NAV) × 1.75% = $300,000,000 × 0.0175 = $5,250,000
Excess Income Amount = aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters (e.g., Q1, Q2 and Q3)–Hurdle Amount = $12,000,000–$5,250,000 = $6,750,000
Catch-up
Fee Amount = 100% of
pre-incentive
fee net investment income that is greater than $5,250,000 (the Hurdle Amount) but less than 2.0588% × (Q1 NAV + Q2 NAV + Q3 NAV), or $6,176,400. This
Catch-up
Fee Amount equals $926,400
Post
Catch-up
Fee Amount = 15% of
pre-incentive
fee net investment income that exceeds the
Catch-up
Amount = 0.15 × ($12,000,000–$6,176,400) = $873,540
Catch-up
Fee Amount + Post
Catch-up
Fee Amount = income incentive fee payment = $1,799,940
$1,199,960 income incentive fee previously paid during the Trailing Twelve Quarters
Total income incentive fee payment for Q3 = income incentive fee payment–amount previously paid = $599,980
Incentive Fee Cap = 15% of Cumulative Net Return during the relevant Trailing Twelve Quarters
Cumulative Net Return = aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters–Net Capital Loss in respect of the relevant Trailing Twelve Quarters
No Net Capital Loss
Therefore Incentive Fee Cap = 15% of aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = income incentive fee and the cap is not applied

Example 2—Three Quarters in which
Pre-Incentive
Fee Net Investment Income does not meet the Hurdle Amount for one Quarter
Assumptions
Stable NAV of $100 million across all quarters
Investment income for Q1 (including interest, dividends, fees, etc.) = 0.34%
Investment income for Q2 (including interest, dividends, fees, etc.) = 4.34%
Investment income for Q3 (including interest, dividends, fees, etc.) = 4.84%
Hurdle rate
(1)
= 1.75%
Management fee
(1)
= 0.1875%
Other expenses (legal, accounting, custodian, transfer agent, etc.)
(2)
= 0.1525% for each quarter
Pre-incentive
fee net investment income for Q1
(investment income – (management fee + other expenses)) = 0.0%
Pre-incentive
fee net investment income for Q2
(investment income – (management fee + other expenses)) = 4.0%
Pre-incentive
fee net investment income for Q3
(investment income – (management fee + other expenses)) = 4.5%
Realized capital gains of 1% each quarter
Assumes no other quarters in the applicable Trailing Twelve Quarters
Incentive fee for first quarter
Aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = $0
Hurdle Amount = Q1 NAV × 1.75% = $100,000,000 × 0.0175 = $1,750,000
Aggregate
pre-incentive
fee net investment income < Hurdle Amount. Therefore, no income incentive fee is payable for the quarter
Incentive fee for second quarter
Aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = $0 + $4,000,000 = $4,000,000
Hurdle Amount = (Q1 NAV + Q2 NAV) × 1.75% = $200,000,000 × 0.0175 = $3,500,000
Excess Income Amount = (aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters (e.g., Q1 and Q2))–Hurdle Amount = $4,000,000–$3,500,000 = $500,000
Catch-up
Fee Amount = 100% of
pre-incentive
fee net investment income that is greater than $3,500,000 (the Hurdle Amount) but less than 2.0588% × (Q1 NAV + Q2 NAV), or $4,117,600. This
Catch-up
Fee Amount equals
$4,000,000-$3,500,000,
or $500,000
Aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters < the
Catch-up
Amount
Income incentive fee payment = $500,000

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$0 income incentive fee previously paid during the Trailing Twelve Quarters
Total income incentive fee payment for Q2 = income incentive fee payment–amount previously paid = $500,000
Incentive Fee Cap = 15% of Cumulative Net Return during the relevant Trailing Twelve Quarters Cumulative Net Return = aggregate pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters–Net Capital Loss in respect of the Trailing Twelve Quarters
No Net Capital Loss
Therefore Incentive Fee Cap = 15% of aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = income incentive fee and the cap is not applied
Incentive fee for third quarter
Aggregate
pre-incentive
fee net investment income = $0 + $4,000,000 + $4,500,000 = $8,500,000
Hurdle Amount = (Q1 NAV + Q2 NAV +Q3 NAV) × 1.75% = $300,000,000 × 0.0175 = $5,250,000
Excess Income Amount = (aggregate
pre-incentive
fee net investment income for Q1, Q2 and Q3)—Hurdle Amount = $8,500,000—$5,250,000 = $3,250,000
Catch-up
Fee Amount = 100% of
pre-incentive
fee net investment income that is greater than $5,250,000 (the Hurdle Amount) but less than 2.0588% × (Q1 NAV + Q2 NAV + Q3 NAV), or $6,176,400. This
Catch-up
Fee Amount equals $6,176,400 - $5,250,000, or $926,400
Post
Catch-up
Fee Amount = 15% of
pre-incentive
fee net investment income that exceeds the
Catch-up
Amount = 0.15 × ($8,500,000—6,176,400) = $348,540
Catch-up
Fee Amount + Post
Catch-up
Fee Amount = income incentive fee payment = $1,274,940
$500,000 income incentive fee previously paid during the Trailing Twelve Quarters
Total income incentive fee payment for Q3 = income incentive fee payment–amount previously paid = $774,940
Incentive Fee Cap = 15% of Cumulative Net Return during the relevant Trailing Twelve Quarters
Cumulative Net Return = aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters—Net Capital Loss in respect of the Trailing Twelve Quarters
No Net Capital Loss
Therefore Incentive Fee Cap = 15% of aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters = income incentive fee and the cap is not applied
Example 3—Three Quarters in which
Pre-Incentive
Fee Net Investment Income Exceeds the Hurdle Rate with Net Capital Losses
Assumptions
Stable NAV of $100 million across all quarters
Investment income for each of the quarters (including interest, dividends, fees, etc.) =4.34%
Hurdle rate
(1)
=1.75%
Management fee
(1)
= 0.1875%
Other expenses (legal, accounting, custodian, transfer agent, etc.)
(2)
= 0.1525%

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Pre-incentive
fee net investment income (investment income — (management fee + other expenses)) = 4.0%
Unrealized capital losses of 1% each of Q1 and Q2 and a 3% unrealized loss in Q3
Assumes no other quarters in the applicable Trailing Twelve Quarters
Incentive fee for first quarter
Aggregate
pre-incentive
fee net investment income = $4,000,000
Hurdle Amount = Q1 NAV × 1.75% = $100,000,000 × 0.0175 = $1,750,000
Excess Income Amount = aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters—Hurdle Amount = $4,000,000—$1,750,000 = $2,250,000
Catch-up
Fee Amount = 100% of
pre-incentive
fee net investment income that is greater than $1,750,000 (the Hurdle Amount) but less than 2.0588% × Q1 NAV, or $2,058,800. This
Catch-up
Fee Amount equals $308,800
Post
Catch-up
Fee Amount = 15% of
pre-incentive
fee net investment income that exceeds the
Catch-up
Amount = 0.15 × ($4,000,000—$2,058,800) = $291,180
Catch-Up
Fee Amount + Post
Catch-up
Fee Amount = income incentive fee payment = $599,980
No income incentive fee previously paid during the Trailing Twelve Quarters
Incentive Fee Cap = 15% of Cumulative Net Return during the Trailing Twelve Quarters Cumulative Net Return = aggregate pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters — Net Capital Loss during the relevant Trailing Twelve Quarters
Net Capital Loss = $1,000,000
Cumulative Net Return = $4,000,000 — $1,000,000 = $3,000,000
Therefore Incentive Fee Cap = 15% × $3,000,000 = $450,000. Since the Incentive Fee Cap ($450,000) is less than the income incentive fee ($599,980), the Incentive Fee Cap is applied and a $450,000 income incentive fee is paid for the quarter
Incentive fee for second quarter
Aggregate
pre-incentive
fee net investment income = $4,000,000 + $4,000,000 = $8,000,000
Hurdle Amount = (Q1 NAV + Q2 NAV) × 1.75% = $200,000,000 × 0.0175 = $3,500,000
Excess Income Amount = aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters (e.g., Q1 and Q2)—Hurdle Amount = $8,000,000—$3,500,000 = $4,500,000
Catch-up
Fee Amount = 100% of
pre-incentive
fee net investment income that is greater than $3,500,000 (the Hurdle Amount) but less than 2.0588% × (Q1 NAV + Q2 NAV), or $4,117,600. This
Catch-up
Fee Amount equals $617,600
Post
Catch-up
Fee Amount = 15% of
pre-incentive
fee net investment income that exceeds the
Catch-up
Amount = 0.15 × ($8,000,000—$4,117,600) = $582,360
Catch-Up
Fee Amount + Post
Catch-up
Fee Amount = income incentive fee payment = $1,199,960
$450,000 income incentive fee previously paid during the Trailing Twelve Quarters

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Total income incentive fee payment for Q2 = income incentive fee payment—amount previously paid = $749,960
Incentive Fee Cap = 15% of Cumulative Net Return for the Trailing Twelve Quarters—income incentive fees previously paid for the Trailing Twelve Quarters Cumulative Net Return = aggregate pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters—Net Capital Loss in respect of the Trailing Twelve Quarters Net Capital Loss = $2,000,000 Cumulative Net Return = $8,000,000—$2,000,000 = $6,000,000
Therefore Incentive Fee Cap = (15% × $6,000,000)—$450,000 = $450,000. Since the Incentive Fee Cap ($450,000) is less than the income incentive fee ($749,960), the Incentive Fee Cap is applied and a $450,000 income incentive fee is paid for the quarter
Incentive fee for third quarter
Aggregate
pre-incentive
fee net investment income = $4,000,000 + $4,000,000 + $4,000,000 = $12,000,000
Hurdle Amount = (Q1 NAV + Q2 NAV + Q3 NAV) × 1.75% = $300,000,000 × 0.0175 = $5,250,000
Excess Income Amount = aggregate
pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters (e.g., Q1, Q2 and Q3)—Hurdle Amount = $12,000,000—$5,250,000 = $6,750,000
Catch-up
Fee Amount = 100% of
pre-incentive
fee net investment income that is greater than $5,250,000 (the Hurdle Amount) but less than 2.0588% × (Q1 NAV + Q2 NAV + Q3 NAV), or $6,176,400. This
Catch-up
Fee Amount equals $926,400
Post
Catch-up
Fee Amount = 15% of
pre-incentive
fee net investment income that exceeds the
Catch-up
Amount = 0.15 × ($12,000,000—$6,176,400) = $873,540
Catch-up
Fee Amount + Post
Catch-up
Fee Amount = income incentive fee payment = $1,799,940
$900,000 income incentive fee previously paid during the Trailing Twelve Quarters
Total income incentive fee payment for Q3 = income incentive fee payment—amount previously paid = $899,940
Incentive Fee Cap = 15% of Cumulative Net Return for the Trailing Twelve Quarters—income incentive fees previously paid for the Trailing Twelve Quarters Cumulative Net Return = aggregate pre-incentive
fee net investment income during the relevant Trailing Twelve Quarters—Net Capital Loss in respect of the Trailing Twelve Quarters Net Capital Loss = $5,000,000 Cumulative Net Return = $12,000,000—$5,000,000 = $7,000,000
Therefore Incentive Fee Cap = (15% × $7,000,000) — $900,000 previously paid during the Trailing Twelve Quarters = $150,000. Since the Incentive Fee Cap ($150,000) is less than the income incentive fee ($899,940), the Incentive Fee Cap is applied and a $150,000 income incentive fee is paid for the quarter
Example of Capital Gains Portion of Incentive Fee:
Assumptions
Year 1: $25.0 million investment made in Company A (“Investment A”), $35.0 million investment made in Company B (“Investment B”) and $30.0 million investment made in Company C (“Investment C”)
Year 2: Investment A sold for $35.0 million, fair value of Investment B determined to be $30.0 million and fair value of Investment C determined to be $32.0 million

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Year 3: Fair value of Investment B determined to be $34.0 million and Investment C sold for $35.0 million
Year 4: Fair value of Investment B determined to be $45.0 million
Determination of Incentive Fee based on capital gains
The Incentive Fee based on capital gains, if any, would be:
Year 1: None
Year 2: $0.75 million
The portion of the incentive fee based on capital gains equals (A) 15% of our realized capital gains, if any, on a cumulative basis from inception through the end of the fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, minus (B) the aggregate amount of any previously paid capital gain incentive. Therefore, using the assumptions above, the incentive fee based on capital gains equals (A) 15% × ($10.0 million-$5.0 million) minus (B) $0. Therefore, the incentive fee based on capital gains equals $0.75 million.
Year 3: $1.350 million, which is calculated as follows:
The incentive fee based on capital gains equals (A) 15% × ($15.0 million-$1.0 million) minus (B) $0.75 million. Therefore, the incentive fee based on capital gains equals $1.350 million.
Year 4: $0.15 million, which is calculated as follows:
The incentive fee based on capital gains equals (x) (A) 15% × ($15.0 million-$0.0 million) minus (B) $2.1 million. Therefore, the incentive fee based on capital gains equals $0.15 million.
The Board will monitor the mix and performance of our investments over time and will seek to satisfy itself that the Advisor is acting in our interests and that our fee structure appropriately incentivizes the Advisor to do so.
We have also entered into an Administration Agreement with the Administrator, pursuant to which the Administrator provides the administrative services necessary for us to operate, and we will utilize the Administrator’s office facilities, equipment and recordkeeping services. Pursuant to the Administration Agreement, the Administrator has agreed to oversee our public reporting requirements and tax reporting and monitor our expenses and the performance of professional services rendered to us by others. The Administrator has also hired a sub-administrator
to assist in the provision of administrative services. We may reimburse the Administrator for its costs and expenses and our allocable portion of overhead incurred by it in performing its obligations under the Administration Agreement, including compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and any of their respective staff who provide services to us, operations staff who provide services to us, and internal audit staff, if any, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment. Our allocable portion of overhead is determined by the Administrator, which expects to use various methodologies such as allocation based on the percentage of time certain individuals devote, on an estimated basis, to the business and affairs of the Company, and will be subject to oversight by the Board. The sub-administrator
will be paid its compensation for performing its
sub-administrative
services under the
sub-administration
agreement. The Administrator would not seek reimbursement in the event that any such reimbursements would cause any distributions to our shareholders to constitute a return of capital.
See
“Fees and Expenses.” In addition, the Administrator is permitted to delegate its duties under the Administration Agreement to affiliates or third parties and we will reimburse the expenses of these parties incurred and paid by the Advisor on our behalf.
Both the Investment Advisory Agreement and the Administration Agreement have been approved by the Board. Unless earlier terminated as described below, both the Investment Advisory Agreement and the

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Administration Agreement will remain in effect for a period of two years from their effective date and will remain in effect from year to year thereafter if approved annually by (i) the vote of the Board, or by the vote of a majority of our outstanding voting securities, and (ii) the vote of a majority of our Independent Trustees. The Investment Advisory Agreement and the Administration Agreement will automatically terminate in the event of assignment. Both the Investment Advisory Agreement and the Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. Upon termination of the Investment Advisory Agreement, the Company will be required to change its name which may have a material adverse impact on the Company’s operations.
Under the Investment Advisory Agreement, the Advisor shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Company in connection with the matters to which the Investment Advisory Agreement relates, provided that the Advisor shall not be protected against any liability to the Company or its shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). The Investment Advisory Agreement provides that, absent disabling conduct, the Advisor and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisor’s services under the Investment Advisory Agreement or otherwise as adviser for us. The Advisor shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Advisor in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Advisor had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Advisor, an affiliate of the Advisor or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
United States federal and state securities laws may impose liability under certain circumstances on persons who act in good faith. Nothing in the Investment Advisory Agreement will constitute a waiver or limitation of any rights that the Company may have under any applicable federal or state securities laws.

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RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS
As a diversified private investment firm, Bain Capital and its affiliates, including Bain Capital Credit and our Advisor, engage in a broad range of activities, including investment activities for their own account and for the account of other investment funds or accounts, and provide investment banking, advisory, management and other services to funds and operating companies. Bain Capital currently has a number of Affiliate Advisors, each of which focuses primarily on a different investment strategy, although such investment strategies overlap from time to time. The conflicts of interest that we may encounter include those discussed below and elsewhere throughout this prospectus. Dealing with conflicts of interest is complex and difficult, and new and different types of conflicts may subsequently arise.
In the ordinary course of conducting our activities, our interests and the interests of our shareholders may conflict with the interests of our Advisor, Bain Capital Credit Funds, Related Funds or their respective affiliates. There are numerous potential and actual conflicts of interest among us, the Bain Capital Credit Funds, the Affiliate Advisors, and the Related Funds. For example, our Advisor is entitled to a management and incentive fee under the terms of the Investment Advisory Agreement. The existence of the incentive fee may create an incentive for our Advisor to cause us to make more speculative investments than we would otherwise make in the absence of performance-based compensation.
Bain Capital Credit and its Affiliate Advisors manage a number of pooled investment vehicles that may desire to invest in the same investment opportunities. Bain Capital Credit and its Affiliate Advisors have adopted written allocation policies that seek to allocate investment opportunities among investment vehicles fairly and equitably over time. We may invest alongside the Bain Capital Credit Funds and/or Related Funds in certain circumstances where doing so is consistent with our investment strategy, as well as applicable law and SEC staff interpretations. We believe that co-investment
by us and such Bain Capital Credit Funds and/or Related Funds affords us additional investment opportunities and an ability to achieve greater asset diversification. We, our Advisor and Bain Capital Credit have been granted an exemptive relief order by the SEC which permits us greater flexibility to negotiate the terms of co-investments
if our Board determines that it would be advantageous for us to co-invest
with other Bain Capital Credit Funds and/or Related Funds in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Specifically, our exemptive relief order permits us to invest with other Bain Capital Credit Funds and/or Related Funds in the same portfolio companies under circumstances in which such investments would otherwise not be permitted by the 1940 Act. This exemptive order permitting co-investment
transactions generally applies only if the Independent Trustees and Trustees who have no financial interest in such transaction review and approve in advance each co-investment
transaction. The exemptive order also imposes other conditions with which we must comply in order to engage in certain co-investment
transactions.
In addition, it is expected that most or all of the Bain Capital Credit officers and employees responsible for managing us will have responsibilities with respect to other funds or accounts managed by Bain Capital Credit, including funds and accounts that may be raised in the future. Such officers and employees will spend substantial time monitoring the investments of Bain Capital Credit Funds. Conflicts of interest may arise in allocating time, services or functions of these officers and employees. The Affiliate Advisors have existing and potential advisory and other relationships with a significant number of portfolio companies and other clients, and have in the past and may in the future provide financing, services, advice or otherwise deal with third parties whose interests conflict with the interests of a company in which a Bain Capital Credit Client, including us, has invested, such as competitors, suppliers or customers of a company in which the Bain Capital Credit Client has invested. On occasion, an Affiliate Advisor will recommend or cause such a third party to take actions that are adverse to a Bain Capital Credit Client or companies in which it has invested. Moreover, our Advisor, Bain Capital Credit and Bain Capital sponsor and manage various investment vehicles, and may form new investment vehicles in the future, that may compete with us for investment opportunities. Bain Capital Credit Funds and/or Related Funds may make certain investments that are appropriate for us and, as a result, we may receive a smaller allocation of any such investment or no allocation at all.

1
50

Our Audit Committee conducts quarterly reviews of any potential related party transactions brought to its attention and, during these reviews, it also considers any conflicts of interest brought to its attention pursuant to our Code of Conduct or Code of Ethics. Each of our Trustees and executive officers is instructed and periodically reminded to inform our Chief Compliance Officer of any potential related party transactions. In addition, each such Trustee and executive officer completes a questionnaire on an annual basis designed to elicit information about any potential related party transactions.

1
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CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
As of March 31, 2024, there were 5,489,672 Common Shares issued and outstanding and there were 58 shareholders of record. The following table sets out, immediately prior to this offering, certain ownership information (rounded to the nearest whole share) with respect to our Common Shares for those persons who directly or indirectly own, control or hold with the power to vote 5% or more of our outstanding Common Shares, all of our Trustees and all officers and Trustees as a group. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if the person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire these powers within 60 days. Ownership information for those persons who beneficially own 5% or more of the outstanding our Common Shares is based upon Schedule 13D, Schedule 13G, Form 13F or other filings by such persons with the SEC and other information obtained from such persons.

Percentage of Common Shares Outstanding
Name and Address	Shares Owned	Percentage
Interested Trustees (1)
Michael Boyle	—	—
Michael A. Ewald	—	—
Jeffrey B. Hawkins	—	—
Independent Trustees (1)
Amy Butte	—	—
David G. Fubini	—	—
Thomas A. Hough	—	—
Jay Margolis	—	—
Clare S. Richer	—	—
Executive Officers Who Are Not Trustees (1)
Sally F. Dornaus	—	—
James Goldman	—	—
Michael Treisman	—	—
Jessica Yeager	—	—
Other
Bain Capital SIP Investments, LP (1)	3,480,000	63.32%
Banco BTG Pactual SA-Cayman (2)	649,989	11.83%
IPG Asset Management SPC-Certum (3)	492,475	8.96%
All officers and Trustees as a group (12 persons)		*

*	Less than 1.0%.
(1)	The address for each of our Trustees and executive officers and for Bain Capital SIP Investments, LP is 200 Clarendon Street, 37th Floor, Boston, MA 02116.
(2)	The address for Banco BTG Pactual SA-Cayman is Praia de Botafogo, 501, 5th Floor, Rio de Janeiro, Brazil.
(3)	The address for IPG Asset Management SPC-Certum is PO Box 30745, Grand Cayman, Cayman Islands, KY1-1203.

The following table sets forth the dollar range of our equity securities beneficially owned by the Trustees as of December 31, 2023

Name and Address (1)	Dollar Range of Equity Securities in Company (2)(3)
Interested Trustees
Michael Boyle	—
Michael A. Ewald	—
Jeffrey B. Hawkins	—
Independent Trustees (1)
Amy Butte	—
David G. Fubini	—
Thomas A. Hough	—
Jay Margolis	—
Clare S. Richer	—

*	Less than 1.0%.
(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equities securities beneficially owned by our Trustees is based on the public offering price of $25.06 per share.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

1
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DETERMINATION OF NET ASSET VALUE
In accordance with the procedures adopted by our Board, the NAV per share of our outstanding Common Shares is determined monthly by dividing the value of total assets minus liabilities by the total number of shares outstanding at the date as of which the determination is made.
We conduct the valuation of our assets, pursuant to which our NAV shall be determined, at all times consistent with U.S. GAAP and the 1940 Act. We apply ASC 820, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. The fair value of a financial instrument is the amount that would be received in an orderly transaction between market participants at the measurement date. We determine the fair value of investments consistent with our valuation policy. We disclose the fair value of our investments in a hierarchy which prioritizes and ranks the level of market observability used in the determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1—Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the fair value measurement.
A financial instrument’s level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuations of Level 2 investments are generally based on quotations received from pricing services, dealers or brokers. Consideration is given to the source and nature of the quotations and the relationship of recent market activity to the quotations provided.
Transfers between levels, if any, are recognized at the beginning of the reporting period in which the transfers occur. We evaluate the source of inputs used in the determination of fair value, including any markets in which the investments, or similar investments, are trading. When the fair value of an investment is determined using inputs from a pricing service (or principal market makers), we consider various criteria in determining whether the investment should be classified as a Level 2 or Level 3 investment. Criteria considered include the pricing methodologies of the pricing services (or principal market makers) to determine if the inputs to the valuation are observable or unobservable, as well as the number of prices obtained and an assessment of the quality of the prices obtained. The level of an investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment.
The value assigned to these investments is based upon available information and may fluctuate from period to period. In addition, it does not necessarily represent the amount that might ultimately be realized upon sale. Due to inherent uncertainty of valuation, the estimated fair value of investments may differ from the value that would have been used had a ready market for the security existed, and the difference could be material.
Investments for which market quotations are readily available are typically valued at such market quotations. Market quotations are obtained from an independent pricing service, where available. If a price cannot be obtained from an independent pricing service or if the independent pricing service is not deemed to be current with the market, certain investments that we hold are valued on the basis of prices provided by principal market makers. Generally investments marked in this manner are marked at the mean of the bid and ask of the independent broker quotes obtained. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of quotations.

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In accordance with Rule
2a-5
of the 1940 Act, the Board has designated the Advisor as the “Valuation Designee.” The Board and the Audit Committee, oversees the activities, methodology and processes of the Valuation Designee.
Debt and equity securities that are not publicly traded or whose market prices are not readily available are valued at fair value by our Advisor as Valuation Designee based on, among other things, the input of one or more independent valuation firms, subject at all times to the oversight of our Board. With respect to unquoted securities, we value each investment considering, among other measures, discounted cash flow models, comparisons of financial ratios of peer companies that are public and other factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate and/or assist us in our valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.
The Company has retained one or more independent valuation firms to review the valuation of each of our portfolio investments constituting a material portion of our portfolio for which market quotations are not available at least once during each
12-month
period. However, we may exclude from such independent review de minimis
investments of less than 1.0% of our total assets (up to an aggregate of 10% of our total assets).
With respect to investments for which market quotations are not readily available, our Board undertakes a multi-step valuation process each quarter, as described below:

•
Our monthly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our Advisor responsible for the portfolio investment or by an independent valuation firm;

•	Valuation conclusions are then documented and discussed with our senior management prior to being finalized;

•	Our Board and Audit Committee periodically review the valuation process and provides oversight in accordance with the requirements of Rule 2a-5; and

•	At least once annually, the valuation for each portfolio investment constituting a material portion of our portfolio will be reviewed by an independent valuation firm.
In following this approach, the types of factors that are taken into account in the fair value pricing of investments include, as relevant, but are not limited to: comparison to publicly traded securities, including factors such as yield, maturity and measures of credit quality; the enterprise value of a portfolio company; the nature and realizable value of any collateral; the portfolio company’s ability to make payments and its earnings and discounted cash flows; and the markets in which the portfolio company does business. In cases where an independent valuation firm provides fair valuations for investments, the independent valuation firm provides a fair valuation report, a description of the methodology used to determine the fair value and their analysis and calculations to support their conclusion. We currently conduct this valuation process on a monthly basis.
Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.

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DESCRIPTION OF COMMON SHARES
General
The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which 5,489,672 shares were outstanding as of March 31, 2024, and an unlimited number of shares of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Company’s assets or the affairs of the Company by reason of being a shareholder.
None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Company or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Company for its Account	Amount Outstanding as of March 31, 2024
Class S	Unlimited	—	—
Class D	Unlimited	—	—
Class I	Unlimited	—	5,489,672
Common Shares
Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board and declared by us out of funds legally available therefore. Except as may be provided by our Board in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of

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holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees. Pursuant to our Declaration of Trust, our Board may amend the bylaws to alter the vote required to elect Trustees.
You may withdraw a subscription after submission at any time before we have accepted the subscription, which we will generally not do any earlier than two business days before the first day of each month. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on the toll-free, automated telephone line at
833-260-3566.
Common Shares will be sold at the then-current NAV per share, as described above.
We will report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.
For example, if you are subscribing in October, your subscription must be submitted at least five business days prior to November 1. The purchase price for your shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within 20 business days from October 31.
If you meet the suitability standards described under “Suitability Standards” above, you may invest via an IRA, SEP or other after-tax
deferred account. If you would like to invest through one of these account types, you should contact your custodian, trustee or other authorized person for the account to subscribe. They will process the subscription and forward it to us, and we will send the confirmation and notice of our acceptance back to them.
Please be aware that in purchasing shares, custodians or directors of, or any other person providing advice to, employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or other applicable laws. These additional fiduciary duties may require the custodian, trustee, director, or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.
Subject to FINRA limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The shareholder servicing and/or distribution fees will be payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares

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remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses.
See
“Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
Class S Shares
Neither the Company nor the Managing Dealer will charge upfront selling commissions for sales of any Class S shares; however, if you purchase Class S shares from certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares.
We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D Shares
Neither the Company nor the Managing Dealer will charge upfront selling commissions for sales of any Class D shares; however, if you purchase Class D shares from certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 1.5% cap on NAV for Class D shares.
We pay the Managing Dealer selling commissions over time as a shareholder servicing fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The shareholder servicing fees are paid monthly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
Class I Shares
No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I Shares.

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Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Advisor or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (5) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker or the Managing Dealer, as applicable, for this offering and does not enter into a new relationship with a participating broker or the Managing Dealer, as applicable, for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.
Other Terms of Common Shares
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as may be required by the exemptive relief being sought by us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Shares
This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Advisor or our affiliates except on the same terms as offered to all other shareholders.
Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or

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series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act generally requires that (1) immediately after issuance and before any distribution is made with respect to our Common Shares and before any purchase of Common Shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 66 2/3% of our total assets less liabilities not represented by indebtedness, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.
The issuance of any preferred shares must be approved by a majority of our Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Indemnitee was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an Independent Trustee), officer, employee, controlling person or agent of the Company, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification

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is an Independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Company and not from the shareholders.
In addition, the Declaration of Trust permits the Company to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.
Delaware Law and Certain Declaration of Trust Provisions
Organization and Duration
We were formed in Delaware on December 21, 2021, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.
Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Sales and Leases to the Company
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which the Advisor or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction occurs at the formation of the Company, and is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Advisor may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Advisor; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Advisor apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA.

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Sales and Leases to our Advisor, Trustees or Affiliates
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Advisor or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Advisor or any affiliate thereof unless all of the following conditions are met: (a) the transaction occurs at the formation of the Company, and is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.
Loans
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Advisor or any of its affiliates.
Commissions on Financing, Refinancing or Reinvestment
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Advisor or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.
Lending Practices
Our Declaration of Trust provides that, with respect to financing made available to us by the Advisor, the Advisor may not receive interest in excess of the lesser of the Advisor’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Advisor may not impose a prepayment charge or penalty in connection with such financing and the Advisor may not receive points or other financing charges. In addition, the Advisor will be prohibited from providing financing to us with a term in excess of 12 months.
Number of Trustees; Vacancies; Removal
Our Declaration of Trust provides that the number of Trustees will be set by our Board in accordance with our bylaws. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than three. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Independent Trustees will nominate replacements for any vacancies among the Independent Trustees’ positions.
Our Declaration of Trust provides that a Trustee may be removed without cause upon the vote of a majority of then-outstanding shares.
We have a total of eight members of our Board, five of whom are Independent Trustees. Our Declaration of Trust provides that a majority of our Board must be Independent Trustees except for a period of up to 60 days after the death, removal or resignation of an Independent Trustee pending the election of his or her successor. Each Trustee will hold office until his or her successor is duly elected and qualified. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each.

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Action by Shareholders
Our bylaws provide that shareholder action can be taken only at a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. Under our Declaration of Trust and bylaws, the Company is not required to hold annual meetings. Special meetings may be called by the Trustees or our President, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Company upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders is required to be held not less than 15 nor more than 60 days after the secretary gives notice for such special meeting. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.
With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) provided that the Board has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
Our Declaration of Trust provides that the following actions may be taken by the shareholders, without concurrence by our Board or the Advisor, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Advisor or appoint a new investment adviser;

•	dissolve the Company; or

•	sell all or substantially all of our assets other than in the ordinary course of business.
The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.
Our Advisor may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

•	amend the Declaration of Trust;

•	amend the investment advisory agreement except for amendments that would not adversely affect the rights of our shareholders;

•
except as otherwise permitted under the Investment Advisory Agreement, voluntarily withdraw as our Advisor unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

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•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause the merger or similar reorganization of the Company.
Amendment of the Declaration of Trust and Bylaws
Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end
company to an
open-end
company each must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter.
Our Declaration of Trust provides that our Board has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of Trustees, our Declaration of Trust provides that our Board may amend our Declaration of Trust without any vote of our shareholders.
Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution
The Board may, without the approval of holders of our outstanding shares, approve a merger, conversion, consolidation or other reorganization of the Company, provided that the resulting entity is a business development company under the 1940 Act. The Company will not permit the Advisor to cause any other form of merger or other reorganization of the Company without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Company entitled to vote on the matter. The Company may be dissolved at any time, without the approval of holders of our outstanding shares, upon affirmative vote by a majority of the Trustees.
Derivative Actions
No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Company. Any shareholder may maintain a derivative action on behalf of the Company.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Company only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit
demand upon the Board to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Board shall only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, is composed of Board who are not “Independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Company for the expense of any such advisors in the event that the Board determines not to bring such action. For purposes of this paragraph, the Board may designate a committee of one or more Trustees to consider a shareholder demand.

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Jurisdiction
Each Trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Company (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Company, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of the Company to the shareholders or the Board, or of officers or the Board to the Company, to the shareholders or each other, (C) the rights or powers of, or restrictions on, the Company, the officers, the Board or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Company pursuant to Section 3809 of the Delaware Statutory Trust Statute or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to the Company (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. Nothing disclosed in this section will apply to any claims, suits, actions or proceedings asserting a claim brought under federal or state securities laws. Nothing disclosed in this section will apply to any claims, suits, actions or proceedings to which the Company has consented to personal jurisdiction pursuant to the Form
U-2
Uniform Consent to Service of Process submitted to each of the jurisdictions in the United States, including Guam, Puerto Rico, the Virgin Islands and Washington D.C.
Restrictions on
Roll-Up
Transactions
In connection with a proposed
“roll-up
transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up
transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up
transaction. The appraisal will assume an orderly liquidation of our assets over a
12-month
period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up
transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up
entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

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In connection with a proposed
roll-up
transaction, the person sponsoring the
roll-up
transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed
roll-up
transaction:

•
which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up
transaction that are less than those provided in the charter, including rights with respect to the election and removal of Trustees, annual and special meetings, amendments to the charter and our dissolution;

•
which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction on the basis of the number of shares held by that investor;

•
in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up
transaction will be less than those provided in the charter; or

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction.
Access to Records
Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).
A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder

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list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.
Reports to Shareholders
Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form
10-Q
to all shareholders of record. In addition, we will distribute our annual report on Form
10-K
to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Advisor. These reports will also be available on our website at
https://www.baincapitalprivatecredit.com
and on the SEC’s website at
http://www.sec.gov
.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line
charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an
e-mail
message that will include instructions on how to retrieve the document. If our
e-mail
notification is returned to us as “undeliverable,” we will contact you to obtain your updated
e-mail
address. If we are unable to obtain a valid
e-mail
address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.
Conflict with the 1940 Act
Our Declaration of Trust provide that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

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DISTRIBUTION REINVESTMENT PLAN
We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash distributions declared by the Board on behalf of our shareholders who do not elect to receive their distributions in cash as provided below. As a result, if the Board authorizes, and we declare, a cash distribution or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash distribution or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
No action is required on the part of a registered shareholder to have his, her or its cash distribution or other distribution reinvested in our shares, except shareholders located in certain states or who are clients of selected participating brokers, as described below. Shareholders who are eligible for default enrollment can elect to “opt out” of the Company’s distribution reinvestment plan in their subscription agreements. Shareholders located in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Shares.
If any shareholder initially elects not to participate or is defaulted to non-participation
by virtue of residing in one the states mentioned above or being a client of a participating broker dealer that does not permit automatic enrollment in distribution reinvestment plans, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Company or SS&C (the “Plan Administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Common Shares will be purchased under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.
If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant
will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Common Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If you elect to opt out of the distribution reinvestment plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Managing Dealer fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan Administrator fees under the distribution reinvestment plan. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
Any purchases of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.
The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus. Shareholders will not pay transaction related charges when purchasing Common

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Shares under our distribution reinvestment plan, but all outstanding Class S and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees.
See
our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our Common Shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt
organizations, insurance companies, dealers in securities, traders in securities that elect to mark-to-market
their securities holdings, pass-through entities (including
S-corporations)
pension plans and trusts, financial institutions, real estate investment trusts (“REITs”), RICs, persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar and financial institutions. This summary assumes that investors hold our Common Shares as capital assets (within the meaning of Section 1221 of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of the filing of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the IRS, regarding any offering of our securities. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we were to invest in tax-exempt
securities or certain other investment assets.
For purposes of this discussion, a “U.S. shareholder” is a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if either a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and has made a valid election to be treated as a U.S. person.

A
“non-U.S. shareholder”
is a beneficial owner of our Common Shares that is not a U.S. shareholder.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership that will hold our Common Shares should consult its tax advisors with respect to the purchase, ownership and disposition of our Common Shares.
Tax matters are very complicated and the tax consequences to an investor of an investment in our Common Shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.
Election to Be Taxed as a RIC
We intend to elect to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our shareholders. To qualify as a RIC, we must, among other things, meet certain source-of-income
and asset diversification requirements (as described below). In addition, we must distribute to our shareholders,

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for each taxable year, distributions of an amount at least equal to 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses and determined without regard to any deduction for distributions paid (the “Annual Distribution Requirement”). Although not required for us to maintain our RIC tax status, in order to preclude the imposition of a 4% nondeductible federal excise tax imposed on RICs, we must distribute to our shareholders in respect of each calendar year distributions of an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of the excess (if any) of our realized capital gains over our realized capital losses, or capital gain net income (adjusted for certain ordinary losses), generally for the one-year
period ending on October 31 of the calendar year and (3) the sum of any net ordinary income plus capital gains net income for preceding years that were not distributed during such years and on which we paid no federal income tax (the “Excise Tax Avoidance Requirement”).
Taxation as a RIC
If we:

•	qualify as a RIC; and

•	satisfy the Annual Distribution Requirement;

•
then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain, defined as net long-term capital gains in excess of net short-term capital losses, we timely distribute (or are deemed to timely distribute) to shareholders. As a RIC, we will be subject to U.S. federal income tax at regular corporate rates on any net income or net capital gain not distributed or not deemed distributed to our shareholders.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	qualify and have in effect an election to be treated as a BDC under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from interests in “qualified publicly traded partnerships” (partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income) (the “90% Income Test”); and

•
diversify our holdings so that at the end of each quarter of the taxable year (i) at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and (ii) no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (collectively, the “Diversification Tests”).

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income, franchise or other tax liabilities. For the purpose of determining whether the Company satisfies the 90% Income Test and the Diversification Tests described above, the character of our distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are treated as disregarded as separate from us for U.S. federal income tax purposes,

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generally will be determined as if we realized these tax items directly. Further, for purposes of calculating the value of our investment in the securities of an issuer for purposes of determining the 25% requirement described above, the Company’s proper proportion of any investment in the securities of that issuer that are held by a member of our “controlled group” must be aggregated with our investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with us if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) we directly own at least 20% or more of the combined voting stock of at least one of the other corporations.
In addition, as a RIC we will be subject to ordinary income and capital gain distribution requirements under U.S. federal excise tax rules for each calendar year. If we do not meet the required distributions we will be subject to a 4% nondeductible federal excise tax on the undistributed amount. The failure to meet U.S. federal excise tax distribution requirements will not cause us to lose our RIC status. Although we currently intend to make sufficient distributions each taxable year to satisfy the U.S. federal excise tax requirements, under certain circumstances, we may choose to retain taxable income or capital gains in excess of current year distributions into the next tax year in an amount less than what would trigger payments of federal income tax under Subchapter M of the Code. We may then be required to pay a 4% excise tax on such income or capital gains.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our deductible expenses in a given taxable year exceed our investment company taxable income, we may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Any underwriting fees paid to us are not deductible. Due to these limits on deductibility of expenses and net capital losses, we may for tax purposes have aggregate taxable income for several taxable years that we are required to distribute and that is taxable to our shareholders even if such taxable income is greater than the net income we actually earn during those taxable years.
We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID accrued will be included in our investment company taxable income for the taxable year of accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, even though we will not have received any corresponding cash amount. Furthermore, a portfolio company in which we hold equity or debt instruments may face financial difficulty that requires us to work out, modify, or otherwise restructure such equity or debt instruments. Any such restructuring could, depending upon the terms of the restructuring, cause us to incur unusable or nondeductible losses or recognize future non-cash
taxable income.
Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections that are intended to maintain our status as a RIC and avoid a fund-level tax.
Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long term or short term, depending on how long we held a particular warrant.

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Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirem
e
nts relating to our qualification as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.
Some of the income and fees that we may recognize, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out
or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, will not satisfy the 90% Income Test. In order to manage the risk that such income and fees might disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.
Failure to Qualify as a RIC
If we were unable to qualify for treatment as a RIC and are unable to cure the failure, for example, by disposing of certain investments quickly or raising additional capital to prevent the loss of RIC status, we would be subject to tax on all of our taxable income at regular corporate rates (and any applicable U.S. state and local taxes). The Code provides some relief from RIC disqualification due to failures to comply with the 90% Income Test and the Diversification Tests, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the 90% Income Test or the Diversification Tests.
Should failure occur, not only would all our taxable income be subject to tax at regular corporate rates (as well as any applicable U.S. state and local taxes), we would not be able to deduct distributions to shareholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our shareholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, certain corporate shareholders would be eligible to claim a dividends received deduction with respect to such dividends and non-corporate
shareholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC, we may be subject to regular corporate tax on any net built-in
gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five taxable years.
Although we expect to operate in a manner so as to qualify continuously as a RIC, we or our Advisor may decide in the future that we should be taxed as a C corporation, even if we would otherwise qualify as a RIC, if we determine that treatment as a C corporation for a particular year would be in our best interest.
The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.
Our Investments—General
Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat distributions that would otherwise constitute qualified dividend

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income as
non-qualified
dividend income, (2) treat distributions that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (3) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (4) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (5) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (6) cause us to recognize income or gain without receipt of a corresponding cash payment, (7) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (8) adversely alter the characterization of certain complex financial transactions and (9) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that we will be eligible for any such tax elections or that any adverse effects of these provisions will be mitigated.
Gain or loss recognized by us from warrants or other securities acquired by us, as well as any loss attributable to the lapse of such warrants, generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term depending on how long we held a particular warrant or security.
A portfolio company in which we invest may face financial difficulties that require us to work-out,
modify or otherwise restructure our investment in the portfolio company. Any such transaction could, depending upon the specific terms of the transaction, result in unusable capital losses or future non-cash
income. Any such transaction could also result in our receiving assets that give rise to non-qualifying
income for purposes of the 90% Income Test or otherwise would not count toward satisfying the Diversification Requirements.
Our investment in
non-U.S. securities
may be subject to
non-U.S. income,
withholding and other taxes. In that case, our yield on those securities would be decreased. Shareholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to
non-U.S. taxes
paid by us.
If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if we distribute such income as a taxable dividend to our shareholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or a QEF, in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market
at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent that any such decrease does not exceed prior increases included in our income. Our ability to make either election will depend on factors beyond our control, and is subject to restrictions which may limit the availability of the benefit of these elections. Under either election, we may be required to recognize in a year income in excess of any distributions we receive from PFICs and any proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether we satisfy the Excise Tax Avoidance Requirement.
See
“Material U.S. Federal Income Tax Considerations—Taxation as a RIC” above.
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt obligations denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Some of the income that we might otherwise realize directly, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out
or restructuring

17
4

of a portfolio investment or income recognized from an equity investment in an operating partnership, may not satisfy the 90% Income Test. To manage the risk that such income might disqualify us as a RIC for failure to satisfy the 90% Income Test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be established and used to earn such income and (if applicable) hold the related asset. Such subsidiary entities will be required to pay U.S. federal income tax on their earnings, which ultimately will reduce the yield to our shareholders on such fees and income.
The remainder of this discussion assumes that we qualify as a RIC for each taxable year.
Taxation of U.S. Shareholders
The following discussion only applies to U.S. shareholders. Prospective shareholders that are not U.S. shareholders should refer to “—
Taxation of
Non-U.S.
 Shareholders
” below.
Distributions
Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. To the extent such distributions paid by us to non-corporate
shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and generally eligible for a maximum U.S. federal tax rate of either 15% or 20%, depending on whether the individual shareholder’s income exceeds certain threshold amounts; to the extent such distributions paid by us to corporate shareholders are attributable to dividends from a U.S. corporation and if other applicable requirements are met, such distributions generally will be eligible for the corporate dividends received deduction. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum U.S. federal tax rate applicable to non-corporate
shareholders nor be eligible for the corporate dividends received deduction. Subject to any future regulatory guidance to the contrary, distributions we make to shareholders in respect of any qualified publicly traded partnership income we receive will ostensibly not be eligible for the 20% pass through deduction accorded to non-corporate
taxpayers under Section 199A of the Code in respect of such income received directly from a publicly traded partnership.
Certain distributions reported by us as Section 163(j) interest dividends may be treated as interest income by U.S. shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by U.S. shareholders is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that we are eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of our business interest income over the sum of our (i) business interest expense and (ii) other deductions properly allocable to our business interest income.
Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain distributions” will be taxable to a U.S. shareholder as long-term capital gains (currently generally at a maximum rate of either 15% or 20%, depending on whether the individual shareholder’s income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its shares and regardless of whether paid in cash or reinvested in additional shares. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder. A shareholder’s basis for determining gain or loss upon the sale of shares received in a distribution from us will generally be equal to the cash that would have been received if the shareholder had received the distribution in cash, unless we issue new shares that are trading at or above NAV, in which case the shareholder’s basis in the new shares will generally be equal to its fair market value.
Although we currently intend to distribute any net capital gains at least annually, we may in the future decide to retain some or all of our net capital gains but report the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. shareholder will be required to include their pro
 rata
share of the deemed distribution in income as if it had been distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to their pro
 rata
allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s tax basis for their shares. Since we expect to pay tax on any retained net capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a shareholder’s liability for U.S. federal income tax. A shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any tax year and (2) the amount of capital gain distributions paid for that tax year, we may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in question. If we make such an election, the U.S. shareholder will still be treated as receiving the distribution in the tax year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been received by our U.S. shareholders on December 31 of the calendar year in which the distribution was declared.
If an investor purchases shares shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of their investment.
We will send to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each calendar year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation. Distributions by us generally will not be eligible for the dividends-received deduction or the lower tax rates applicable to certain qualified dividends.
We expect to be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) as a result of either (1) our Common Shares collectively being held by at least 500 persons at all times during a taxable year, (2) our Common Shares being treated as regularly traded on an established securities market for any taxable year, or (3) our Common Shares are continuously offered pursuant to a public offering (within the meaning of Section 4 of the Securities Act). However, no assurances can be made in this regarded. If we are not so treated for any taxable year, for purposes of computing the taxable income of U.S. shareholders that are individuals, trusts or estates, (1) our earnings will be computed without taking into account such U.S. shareholders’ allocable shares of the management and incentive fees paid to our Advisor and certain of our other expenses, (2) each such U.S. shareholder will be treated as having received or accrued a dividend from us in the amount of such U.S. shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such U.S. shareholder will be treated as having paid or incurred such U.S. shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such U.S. shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. shareholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a U.S. shareholder that is an individual, trust or estate. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a U.S. shareholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. shareholder’s miscellaneous itemized deductions exceeds 2% of such U.S. shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code.
Dispositions
A U.S. shareholder generally will recognize taxable gain or loss if the U.S. shareholder sells or otherwise disposes of his, her or its Common Shares. The amount of gain or loss will be measured by the difference between such shareholder’s adjusted tax basis in the Common Shares sold and the amount of the proceeds received in exchange. Any gain or loss arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. shareholder has held his, her or its Common Shares for more than one year; otherwise, any such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our Common Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain distributions received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of our Common Shares may be disallowed if our Common Shares or substantially identical stock or securities are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.
In general,
non-corporate
U.S. shareholders (including individuals) currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our Common Shares. These rates are lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income.
Non-corporate
U.S. shareholders (including individuals) with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate
U.S. shareholder (including an individual) in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.
Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC, to the Internal Revenue Service and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.
Medicare Tax on Net Investment Income
A U.S. shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. shareholder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers and $125,000 in the case of married individuals filing a separate return). For these purposes, “net investment income” will generally include taxable distributions and deemed distributions paid with respect to our Common Shares, and net gain attributable to the disposition of our Common Shares (in each case, unless such Common Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such distributions or net gain.
Backup Withholding
Backup withholding, currently at a rate of 24%, may be applicable to all taxable distributions to any non-corporate
U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund, provided that proper information is timely provided to the IRS.
Taxation of
Non-U.S. Shareholders
The following discussion applies only to
non-U.S. shareholders.
Whether an investment in our Common Shares is appropriate for a
non-U.S. shareholder
will depend upon that shareholder’s particular circumstances. An investment in our Common Shares by a
non-U.S. shareholder
may have adverse tax consequences to such
non-U.S. shareholder.
Non-U.S. shareholders
should consult their own tax advisers before investing in our Common Shares.
Distributions; Dispositions
Whether an investment in our Common Shares is appropriate for a
non-U.S. shareholder
will depend upon that person’s particular circumstances. An investment in our Common Shares by a
non-U.S. shareholder
may have adverse tax consequences.
Non-U.S. shareholders
should consult their tax advisors before investing in our Common Shares.
Subject to the discussion below, distributions of our “investment company taxable income” to
non-U.S. shareholders
(including interest income, net short-term capital gain or foreign-source dividend and interest income, which generally would be free of withholding if paid to
non-U.S. shareholders
directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the
non-U.S. shareholder,
in which case the distributions will generally be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal tax if the
non-U.S. shareholder
complies with applicable certification and disclosure requirements. Special certification requirements apply to a
non-U.S. shareholder
that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.
Non-U.S. source
interest income is not eligible for exemption from U.S. federal withholding tax, and distributions of
non-U.S. source
income will be subject to the 30% U.S. withholding tax unless reduced by an applicable tax treaty.
Certain properly reported dividends received by a
non-U.S. shareholder
generally are exempt from U.S. federal withholding tax when they (1) are paid in respect of our “qualified net interest income” (generally, our U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% shareholder, reduced by expenses that are allocable to such income), or (2) are paid in connection with our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for a tax year), in each case provided we report them as such and certain other requirements are satisfied. Nevertheless, it should be noted that in the case of our Common Shares held through an intermediary, the intermediary may withhold U.S. federal income tax even if we report a payment as an interest-related distribution or short-term capital gain distribution. Moreover, depending on the circumstances, we may report all, some or none of our potentially eligible distributions as derived from such qualified net interest income or as qualified short-term capital gains, or treat such distributions, in whole or in part, as ineligible for this exemption from withholding.
Actual or deemed distributions of our net capital gains to a
non-U.S. shareholder,
and gains recognized by a
non-U.S. shareholder
upon the sale of our Common Shares, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the
non-U.S. shareholder
and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the
non-U.S. shareholder
in the United States or, in the case of an individual
non-U.S. shareholder,
the shareholder is present in the United States for 183 days or more during the year of the sale or capital gain distribution and certain other conditions are met.
If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a
non-U.S. shareholder
will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the
non-U.S. shareholder
must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the
non-U.S. shareholder
would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate
non-U.S. shareholder,
distributions (both actual and deemed), and gains realized upon the sale of our Common Shares that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).
A
non-U.S. shareholder
who is a
non-resident
alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on distributions unless the
non-U.S. shareholder
provides us or the distribution paying agent with a U.S. nonresident withholding tax certification (e.g., an IRS
Form W-8BEN,
IRS
Form W-8BEN-E,
or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a
non-U.S. shareholder
or otherwise establishes an exemption from backup withholding.
Withholding and Information Reporting on Foreign Financial Accounts
Under the Code and Treasury regulations, the applicable withholding agent generally will be required to withhold 30% of the distributions on our Common Shares to (i) a
non-U.S. financial
institution (whether such financial institution is the beneficial owner or an intermediary) unless such
non-U.S. financial
institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or is subject to an applicable “intergovernmental agreement” or (ii) a non-financial
non-U.S. entity
(whether such entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. If payment of this withholding tax is made,
non-U.S. shareholders
that are otherwise eligible for an exemption from, or a reduction in, withholding of U.S. federal income taxes with respect to such distributions will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.
Non-U.S. shareholders
should consult their own tax advisers with respect to the U.S. federal income and withholding tax consequences, and state, local and
non-U.S. tax
consequences, of an investment in our Common Shares.
Tax Shelter Reporting Regulations
If a shareholder recognizes a loss with respect to its shares of Common Shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder in a single taxable year, or a greater loss over a combination of years), the shareholder must file with the IRS a disclosure statement on Form 8886. Direct investors of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDINGTHE PARTICULAR TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE COMPANY, INCLUDING THE STATE, LOCAL AND
NON-U.S. INCOME
AND OTHERTAX CONSEQUENCES OF AN INVESTMENT IN SHARES OF OUR COMMON SHARES.

RESTRICTIONS ON SHARE OWNERSHIP
Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including for e.g., IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to provisions under any Similar Laws, or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.
In contemplating an investment in the Company, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Furthermore, absent an exemption, the fiduciaries of a Plan should not invest in the Company with the assets of any Plan if the Advisor or any of its affiliates is a fiduciary with respect to such assets of the Plan.
In contemplating an investment in the Company, fiduciaries of Plans that is a Benefit Plan Investor (defined below) subject to Title I of ERISA or Section 4975 of the Code should also carefully consider the definition of the term “plan assets” in ERISA and the Plan Asset Regulations. Under ERISA and the Plan Asset Regulations, when a Benefit Plan Investor invests in an equity interest of an entity that is neither a “publicly-offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by “benefit plan investors” (“Benefit Plan Investors”) is not “significant” (each within the meaning of the Plan Asset Regulations). The term “Benefit Plan Investor” is defined in the Plan Asset Regulations to include (a) any employee benefit plan (as defined in section 3(3) of ERISA) subject to the provisions of Title I of ERISA, (b) any plan described in section 4975(e)(1) of the Code subject to Section 4975 of the Code, and (c) any entity whose underlying assets include plan assets by reason of such an employee benefit plan’s investment in the entity.
Under the Plan Asset Regulations, equity participation in an entity by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded (each such person, a “Controlling Person”). The Plan Assets Regulation defines the term “publicly-offered security” as a security that is “widely-held,” “freely transferrable” and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act if the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred. A security is considered “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. The Plan Assets Regulation provides that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. It is noted that the Plan Assets Regulation only establishes a presumption in favor of the finding of free transferability where the restrictions are consistent with the particular types of restrictions listed in the Plan Assets Regulation. With respect to the question of free transferability, it is noted that, while the minimum initial investment in Class I shares is nominally $1,000,000, the minimum is waived or reduced to $10,000 or less for a substantial portion of the eligible purchasers of Class I shares.
See
“Plan of Distribution.” The Company will proceed on the basis that, based on the applicable facts and circumstances, the analysis of whether Class I shares are “freely transferable” may be applied by taking into account the waived or reduced minimums, and, in turn, the analysis of whether such shares are “widely held” may be applied by reference to the shares held by purchasers that were subject to the waived or reduced minimums. Plans and their fiduciaries considering the purchase of Class I shares should consult with their own advisers if they have any questions regarding the foregoing.
If the assets of the Company were deemed to be “plan assets” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Company, and (ii) the possibility that certain transactions in which the Company might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Advisor and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Covered Plan any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Benefit Plan Investors who decide to invest in the Company could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Company or as co-fiduciaries
for actions taken by or on behalf of the Company or the Advisor. With respect to an IRA that invests in the Company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt
status.

CUSTODIAN AND TRANSFER AND DISTRIBUTION DISBURSING AGENT
Our assets are held by Computershare pursuant to a custody agreement. The principal business address of Computershare is 1505 Energy Park Drive, St. Paul, MN 55108.
SS&C serves as our transfer agent and distribution disbursing agent. The principal business address of SS&C is SS&C Technologies, Inc., 4 Times Square, 6
th
Floor, New York, New York 10036.

PORTFOLIO TRANSACTIONS AND BROKERAGE
Since we will generally acquire and dispose of investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board, our Advisor will be primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Advisor does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Advisor generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Advisor may select a broker based partly upon brokerage or research services provided to us, our Advisor and any other accounts. Such brokerage or research services may include research reports on companies, industries and securities; economic and financial data; financial publications; computer data bases; quotation equipment and services; and research-oriented computer hardware, software and other services. In return for such services, we may pay a higher commission than other brokers would charge if our Advisor determines in good faith that such commission is reasonable in relation to the services provided.
The Investment Advisory Agreement permits our Advisor, subject to review by our Board from time to time, to purchase and sell portfolio securities to and from brokers who provide our Advisor with access to supplemental investment and market research and security and economic analyses. Such brokers may execute brokerage transactions at a higher cost to us than may result when allocating brokerage to other brokers on the basis of seeking the most favorable price and efficient execution. Brokerage and research services furnished by firms through which we effect our securities transactions may be used by our Advisor in servicing other clients and not all of these services may be used by our Advisor in connection with the client generating the brokerage credits. The fees received under the Investment Advisory Agreement are not reduced by reason of our Advisor receiving such brokerage and research services.
We expect that our portfolio transactions will be generally effected at a net price without a broker’s commission (
i.e
., a dealer is dealing with us as principal and receives compensation equal to the spread between the dealer’s cost for a given security and the resale price of such security). In certain foreign countries, debt securities are traded on exchanges at fixed commission rates. The Investment Advisory Agreement provides that our Advisor may aggregate, to the extent permitted by applicable laws and regulations, the securities to be sold or purchased for us with those to be sold or purchased for other customers in order to obtain the best net price and the most favorable execution, if, in the Advisor’s reasonable judgment such aggregation results in an overall economic or other benefit to the assets taking into consideration the advantageous selling or purchase price, brokerage commission and other expenses and factors and the Advisor’s actions with respect to aggregating orders for multiple clients, as well as the Company, are consistent with applicable law. In such event, allocation of the securities so purchased or sold, will be made by our Advisor in the manner it considers to be equitable. In some instances, this procedure may adversely affect the size and price of the position obtainable for us. We have paid no brokerage commissions during the last three fiscal years.

LEGAL MATTERS
Certain legal matters regarding the securities offered by this prospectus will be passed upon for the Company by Dechert LLP, New York, NY. In addition, Dechert LLP has, from time to time, represented Bain Capital Credit and our Advisor on unrelated matters.

EXPERTS
The financial statements as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023 and December 31, 2022 and the period from December 21, 2021 (inception) to December 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on
Form N-2,
together with all amendments and related exhibits, under the Securities Act, with respect to our Common Shares offered by this prospectus. The registration statement contains additional information about us and our Common Shares being offered by this prospectus.
We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. We maintain a website at
https://www.baincapitalprivatecredit.com
, and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. You may also obtain such information by contacting us, in writing at: c/o BCPC Advisors, LP, 200 Clarendon Street, 37 th
 Floor, Boston, MA 02116, Attention: Investor Relations, or by telephone (collect) at
(617) 516-2350.
The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at
http://www.sec.gov
. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following
e-mail
address: publicinfo@sec.gov. Except for any accompanying prospectus supplement, information contained on our website or on the SEC’s website about us is not incorporated into this prospectus and you should not consider information contained on our website or on the SEC’s website to be part of this prospectus, or the registration statement of which this prospectus is a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm – PCAOB ID 238	F-2
Consolidated Financial Statements:
Consolidated Statement of Assets and Liabilities as of December 31, 2023 and 2022	F-3
Consolidated Statement of Operations for the years ended December 31, 2023 and 2022 and for the period December 21, 2021 (Inception) through December 31, 2021.	F-4
Consolidated Statement of Changes in Net Assets for the years ended December 31, 2023 and 2022 and for the period December 21, 2021 (Inception) through December 31, 2021	F-5
Consolidated Statement of Cash Flows for the years ended December 31, 2023 and 2022 and for the period December 21, 2021 (Inception) through December 31, 2021.	F-6
Consolidated Schedule of Investments as of December 31, 2023	F-8
Notes to Consolidated Financial Statements	F-12

Report of Independent Registered Public Accounting Firm
To the Board of Trustees and Shareholders of Bain Capital Private Credit
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities as of December 31, 2023 and 2022, including the consolidated schedule of investments as of December 31, 2023, of Bain Capital Private Credit and its subsidiaries (the “Company”), and the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended December 31, 2023 and for the period from December 21, 2021 (inception) through December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, changes in its net assets and its cash flows for each of the two years in the period ended December 31, 2023 and for the period from December 21, 2021 (inception) through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
In our opinion, the information set forth in the Senior Securities table of Bain Capital Private Credit and its subsidiaries for each of the periods indicated therein, appearing on page 66 and 67 in Part II, Item 5 of this Form
10-K,
is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2023, by correspondence with the custodian, agent banks, portfolio company investees and brokers. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 27, 2024
We have served as the auditor of one or more investment companies in the following group of business development companies since 2016
Bain Capital Specialty Finance, Inc.
Bain Capital Private Credit

BAIN CAPITAL PRIVATE CREDIT
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except share and per share data)

	As of December 31,
	2023	2022
Assets
Investments at fair value:
Non controlled/non affiliate investment (amortized cost of $188,766 and $0, respectively)	$188,789	$—
Non-controlled/affiliate investment (amortized cost of $3,965 and $0, respectively)	3,965	—
Cash and cash equivalents	19,031	5
Restricted cash and cash equivalents	50
Foreign cash (cost of $211 and $0, respectively)	213	—
Receivable for investments sold	4,152	—
Interest receivable	3,744	—
Deferred financing costs (net of accumulated amortization of $26 and $0, respectively)	2,410	—
Deferred offering cost	1,214	848
Prepaid insurance	140	429
Other receivables	32	—

Total assets	$223,740	$1,282

Liabilities
Debt	99,989	—
Due to affiliate	5,420	2,286
Payable for investments purchased	4,352	—
Distributions payable	2,201	—
Interest expense payable	752	—
Accrued expenses and other liabilities	386	85
Incentive fee payable	148	—
Base management fee payable	132	—
Unrealized depreciation on forward currency exchange contracts	90	—

Total liabilities	113,470	2,371

Commitments and Contingencies (See Note 4)

Net Assets
Common shares, $0.01 par value (4,431,245 and 200 shares issued and outstanding, respectively)	44	—
Paid-in-capital in excess of par value	109,988	5
Accumulated distributable earnings (loss)	238	(1,094)

Total Net Assets	110,270	(1,089)

Total Liabilities and Total Net Assets	$223,740	$1,282

Net Asset Value Per Share
Class I Shares:
Net assets	$110,270	$(1,089)
Common shares outstanding ($0.01 par value, unlimited shares authorized)	4,431,245	200

Net asset value per share	$24.88	$(5,444.70)

See Note to Consolidated Financial Statements

BAIN CAPITAL PRIVATE CREDIT
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	For the Year Ended December 31,		For the Period December 21, 2021 (Inception) Through December 31, 2021
	2023	2022
Income
Investment income from non-controlled/non-affiliate investments:
Interest from investments	$2,265	$—	$—
Other income	128	—	—

Total interest income from non-controlled/non-affiliate investments	2,393	—	—
Expenses
Professional fees and operating expenses	$924	$391	$—
Amortization of deferred offerring costs	112	—	—
Organization costs	996	379	—
Trustee fees	432	324	—
Base management fee	140	—	—
Incentive fee	437	—	—
Interest and debt financing expenses	772	—	—

Total Expenses Before Fee Waivers	3,813	1,094	—

Base management fee waiver	(8)	—	—
Incentive fee waiver	(289)	—	—
Expense support	(2,289)	—	—

Total Expenses, Net of Fee Waivers	1,227	1,094	—

Net Investment Income (Loss) Before Taxes	1,166	(1,094)	—
Excise tax expense	—	—	—

Net Investment Income (Loss)	1,166	(1,094)	—

Net Realized and Unrealized Gains (Losses)
Net realized gain (loss) on non-controlled/non-affiliate investments	1,745	—	—
Net realized gain (loss) on foreign currency transactions	21	—	—
Net realized gain (loss) on forward currency exchange contracts	48	—	—
Net change in unrealized appreciation on foreign currency translation	6	—	—
Net change in unrealized appreciation on foreign currency translation on debt	(135)	—	—
Net change in unrealized appreciation on forward currency exchange contracts	(90)	—	—
Net change in unrealized appreciation on non-controlled/non-affiliate investments	23	—	—

Total Net Gains (Losses)	1,618	—	—

Net Increase (Decrease) in Net Assets Resulting from Operations	$2,784	$(1,094)	$—

See Note to Consolidated Financial Statements

BAIN CAPITAL PRIVATE CREDIT
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(in thousands, except share and per share data)

	For the Year Ended December 31,		For the Period December 21, 2021 (Inception) Through December 31, 2021
	2023	2022
Operations
Net investment income	$1,166	$(1,094)	$—
Net realized gains (losses)	1,814	—	—
Net change in unrealized gains (losses)	(196)	—	—

Net Increase (Decrease) in Net Assets Resulting from Operations	$2,784	$(1,094)	$—

Distributions to Shareholders
Class I	(2,201)	—	—

Net Decrease in Net Assets Resulting from Distributions to Shareholders	$(2,201)	$—	$—

Capital Share Transactions
Class I:
Proceeds from shares sold	$110,744	$5	$—
Distributions reinvested	32	—	—

Net Increase (Decrease) from Capital Share Transactions	$110,776	$5	$—

Net Assets
Total increase (decrease) in net assets during the period	111,359	(1,089)	—
Net Assets, beginning of period	(1,089)	—	—

Net Assets at End of Period	$110,270	$(1,089)	$—

See Note to Consolidated Financial Statements

BAIN CAPITAL PRIVATE CREDIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	For the Year Ended December 31,		For the Period December 21, 2021 (Inception) Through December 31, 2021
	2023	2022
Cash Flows From Operating Activities
Net increase (decrease) in net assets resulting from operations	$2,784	$(1,094)	$—
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash provided by (used in) operating activities:
Purchases of investments	(197,977)	—	—
Proceeds from principal payments and sales of investments	7,253	—	—
Accretion of discounts and amortization of premiums	(62)	—	—
Amortization of deferred financing costs and debt issuance costs	26	—	—
Amortization of deferred offering costs	112
Net realized (gain) loss from investments	(1,745)	—	—
Net realized (gain) loss on foreign currency transactions	(21)	—	—
Net change in unrealized appreciation on investments	(23)	—	—
Net change in unrealized appreciation on foreign currency translation	(6)	—	—
Net change in unrealized appreciation on foreign currency translation on debt	135
Net change in unrealized appreciation on forward currency exchange contracts	90	—	—
Changes in operating assets and liabilities
Interest receivable on investments	(3,744)	—	—
Prepaid insurance	289	(429)	—
Base management fee payable	132	—	—
Due to affiliate	3,134	2,286	—
Interest expense payable	752	—	—
Incentive fee payable	148	—	—
Accrued expenses and other liabilities	301	85	—

Net Cash Provided by (Used in) Operating Activities	(188,422)	848	—

Cash Flows From Financing Activities
Borrowings on debt	99,854	—	—
Payments of financing costs	(2,436)	—	—
Payments of offering costs	(478)	(848)	—
Proceeds from issuance of Common Shares	110,744	5	—

Net Cash (Used in) Provided by Financing Activities	207,684	(843)	—

Net Increase (Decrease) in Cash, Foreign Cash, Restricted Cash and Cash Equivalents	19,262	5	—
Effect of foreign currency exchange rates	27	—
Cash, Foreign Cash, Restricted Cash and Cash Equivalents, Beginning of Year	5	—	—

Cash, Foreign Cash, Restricted Cash and Cash Equivalents, End of Year	$19,294	$5	$—

See Note to Consolidated Financial Statements

BAIN CAPITAL PRIVATE CREDIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	For the Year Ended December 31,		For the Period December 21, 2021 (Inception) Through December 31, 2021
	2023	2022
Supplemental Disclosure of Cash Flow Information and Non-Cash Activities:
Cash interest paid during the year	$—	$—	$—
Reinvestment of dividends during the year	32	—	—
Cash	$19,031	$5	$—
Restricted cash	50	—	—
Foreign cash	213	—	—

Total cash, foreign cash, restricted cash and cash equivalents shown in the consolidated statements of cash flows	$19,294	$5	$—

See Note to Consolidated Financial Statements

BAIN CAPITAL PRIVATE CREDIT
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(In thousands)

Portfolio Company	Investment Type	Index (1)	Spread (1)	Interest Rate	Maturity Date	Principal/ Share (2)	Cost	Market Value	% of NAV (3)
Non Controlled/Non Affiliate Investments
Aerospace & Defense
Saturn Purchaser Corp. (13)(17)(18)	First Lien Senior Secured Loan	SOFR	5.60%	11.01%	7/23/2029	$14,399	$14,115	$14,399

Aerospace & Defense Total							14,115	14,399	13.1%

Automotive
Intoxalock (13)(17)(18)	First Lien Senior Secured Loan	SOFR	6.50%	11.96%	11/1/2028	$9,900	9,802	9,900

Automotive Total							9,802	9,900	9.0%

Capital Equipment
Ergotron Acquisition LLC (13)(17)(21)	First Lien Senior Secured Loan	SOFR	5.75%	11.21%	7/6/2028	$14,813	14,521	14,813

Capital Equipment							14,521	14,813	13.4%

Chemicals, Plastics & Rubber
V Global Holdings LLC (13)(17)(19)	First Lien Senior Secured Loan	SOFR	6.00%	11.43%	12/22/2027	$11,826	11,682	11,442

Chemicals, Plastics & Rubber Total							11,682	11,442	10.4%

Construction & Building
Chase Industries, Inc. (15)(17)(18)	First Lien Senior Secured Loan	SOFR	5.65 (1.50% PIK)%	12.50%	5/12/2025	$4,654	4,037	4,328
Chase Industries, Inc. (15)(17)(18)	First Lien Senior Secured Loan	SOFR	5.65 (1.50% PIK)%	12.50%	5/12/2025	$486	422	450
Chase Industries, Inc. (4)(5)(17)(18)	First Lien Senior Secured Loan	—	—	—	5/12/2025	—	(106)	(57)

Construction & Building Total							4,353	4,721	4.3%

Environmental Industries
Reconomy (6)(13)(17)(21)	First Lien Senior Secured Loan	EURIBOR	6.00%	9.93%	6/25/2029	€937.00	1,018	1,035
Reconomy (6)(13)(17)(21)	First Lien Senior Secured Loan	SONIA	6.25%	11.44%	6/25/2029	£2,324.00	2,922	2,962
Reconomy (6)(13)(17)(21)	First Lien Senior Secured Loan	SONIA	6.25%	11.44%	6/25/2029	£2,499.00	3,102	3,150
Reconomy (5)(6)(13)(17)(21)	First Lien Senior Secured Loan	SONIA	6.25%	11.44%	6/25/2029	£375.00	444	478

Environmental Industries Total							7,486	7,625	6.9%

See Note to Consolidated Financial Statements

BAIN CAPITAL PRIVATE CREDIT
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(In thousands)

Portfolio Company	Investment Type	Index (1)	Spread (1)	Interest Rate	Maturity Date	Principal/ Share (2)	Cost	Market Value	% of NAV (3)
Healthcare & Pharmaceuticals
CPS Group Holdings, Inc. (13)(17)(18)	First Lien Senior Secured Loan	SOFR	5.25%	10.75%	3/3/2025	$9,857	9,851	9,857
Apollo Intelligence (13)(17)(21)	First Lien Senior Secured Loan	SOFR	5.75%	11.12%	6/1/2028	$13,649	13,553	13,581
Apollo Intelligence (4)(5)(13)(17)(19)	First Lien Senior Secured Loan	—	—	—	6/1/2028	—	—	(6)

Healthcare & Pharmaceuticals Total							23,404	23,432	21.2%

High Tech Industries
Access (6)(13)(17)(21)	First Lien Senior Secured Loan	SONIA	5.25%	10.44%	6/4/2029	£6,481.00	8,032	8,262
Utimaco (6)(17)(21)	First Lien Senior Secured Loan	SOFR	6.68%	11.99%	5/14/2029	$5,373	5,319	5,252
Utimaco (6)(17)(21)	First Lien Senior Secured Loan	EURIBOR	6.25%	10.28%	5/14/2029	€7,627	8,287	8,235
Utimaco (6)(17)(21)	First Lien Senior Secured Loan	SOFR	6.68%	11.99%	5/14/2029	$2,000	1,980	1,955

High Tech Industries Total							23,618	23,704	21.5%

Hotel, Gaming & Leisure
Concert Golf Partners Holdco (13)(17)(19)	First Lien Senior Secured Loan	SOFR	5.50%	11.25%	3/30/2029	$8,853	8,680	8,853
Concert Golf Partners Holdco (5)(13)(17)(19)	First Lien Senior Secured Loan	SOFR	5.50%	11.25%	4/2/2029	$916	896	916
Pyramid Global Hospitality (13)(17)(18)	First Lien Senior Secured Loan	SOFR	8.00%	13.41%	1/19/2027	$9,925	9,635	9,925

Hotel, Gaming & Leisure Total							19,211	19,694	17.9%

Media: Publishing
OGH Bidco Limited (6)(17)(13)(21)	First Lien Senior Secured Loan	SONIA	6.50%	11.69%	6/29/2029	£8,100.00	10,183	9,809
OGH Bidco Limited (6)(13)(17)(21)	First Lien Senior Secured Loan	SONIA	6.50%	11.80%	9/2/2029	£3,750.00	4,360	4,164
OGH Bidco Limited (5)(6)(13)(17)(21)	First Lien Senior Secured Loan	SONIA	6.50%	11.69%	6/29/2029	£1,134.00	1,401	1,245

Media: Publishing Total							15,944	15,218	13.7%

Transportation: Cargo
Gulf Winds International (13)(17)(21)	First Lien Senior Secured Loan	SOFR	7.10%	12.46%	12/16/2028	$9,900	9,606	9,900
RoadOne (13)(17)(21)	First Lien Senior Secured Loan	SOFR	6.25%	11.72%	12/29/2028	$7,920	7,687	7,920

Transportation: Cargo Total							17,293	17,820	16.2%

See Note to Consolidated Financial Statements

BAIN CAPITAL PRIVATE CREDIT
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(In thousands)

Portfolio Company	Investment Type	Index (1)	Spread (1)	Interest Rate	Maturity Date	Principal/ Share (2)	Cost	Market Value	% of NAV (3)
Wholesale
Abracon Group Holding, LLC. (13)(17)(21)	First Lien Senior Secured Loan	SOFR	6.00%	11.54%	7/6/2028	$14,813	14,522	12,961
Blackbird Purchaser, Inc. (5)(17)(21)	First Lien Senior Secured Loan	—	—	—	12/19/2030	—	—	—
Blackbird Purchaser, Inc. (5)(17)(21)	First Lien Senior Secured Loan	—	—	—	12/19/2030	—	—	—
Blackbird Purchaser, Inc. (13)(17)(19)	First Lien Senior Secured Loan	SOFR	5.50%	10.86%	12/19/2030	$3,135	3,135	3,135
SureWerx (3)(13)(17)(19)	First Lien Senior Secured Loan	SOFR	6.75%	12.10%	12/28/2028	$9,925	9,680	9,925

Wholesale Total							27,337	26,021	23.6%

Non Controlled/Non Affiliate Investments Total							188,766	188,789	171.2%

Non-Controlled Affiliate Investments
FIRE: Finance
Legacy Corporate Lending HoldCo, LLC (7)(10)(11)(12)(17)	Preferred Equity	—	—	—	—	4	3,875	3,875
Legacy Corporate Lending HoldCo, LLC, Class A (7)(10)(11)(12)(17)	Equity Interest	—	—	—	—	—	90	90
Legacy Corporate Lending HoldCo, LLC, Class B (7)(10)(11)(12)(17)	Equity Interest	—	—	—	—	—	—	—
FIRE: Finance Total							$3,965	$3,965	3.6%

Non-Controlled Affiliate Investments Total							$3,965	$3,965	3.6%

Investments Total							$192,731	$192,754	174.8%

Cash Equivalents
Goldman Sachs Financial Square Government Fund Institutional Share Class (20)	Cash Equivalents	—	—	5.25%	—	$18,995	$18,995	$18,995

Cash Equivalents Total							$18,995	$18,995	17.2%

Investments and Cash Equivalents Total							$211,726	$211,749	192.0%

Forward Foreign Currency Exchange Contracts

Currency Purchased	Currency Sold	Counterparty	Settlement Date	Unrealized Appreciation (22)
USD 8,197	EUR 7,500	Bank of New York	1/22/2024	$(90)

				$(90)

1.
The investments bear interest at a rate that may be determined by reference to the Euro Interbank Offered Rate (“EURIBOR” or “E”), the Sterling Overnight Index Average (“SONIA”) and Secured Overnight Financing Rate (“SOFR”) which reset daily, monthly, quarterly or semiannually. Investments or a portion thereof may bear
Payment-in-Kind
(“PIK”). For each, the Company has provided the PIK or the spread over EURIBOR, SOFR, or Prime (“Prime” or “P”) and the current weighted average interest rate in effect at December 31, 2023. Certain investments are subject to a EURIBOR or SOFR interest rate floor.

2.	The principal amount (par amount) for all debt securities is denominated in U.S. dollars, unless otherwise noted. £ represents Pound Sterling, € represents Euro.
3.	Percentages are based on the Company’s net assets of $110,270 as of December 31, 2023.
4.	The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par.
5.	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The investment may be subject to an unused/letter of credit facility fee.
6.
The investment or a portion of this investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying
asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2023, non-qualifying
assets totaled 21.2% of the Company’s total assets.

7.	As defined in the 1940 Act, the portfolio company is deemed to be an “affiliated person” of the Company, as the Company owns 5% or more of the portfolio company’s outstanding voting securities.
8.	Tick mark not used
9.	Tick mark not used
10.
Security exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2023, the aggregate fair value of these securities is $3,965 or 3.6% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

Investment	Acquisition Date
Legacy Corporate Lending HoldCo, LLC	4/21/2023

11.	The Company holds an interest in Legacy Corporate Lending HoldCo, LLC, an operating company based out of the United States which invests primarily in asset-backed lending (“ABL”) opportunities.
12.	Non-Income producing.
13.	Assets or a portion thereof are pledged as collateral for the GS Revolving Credit Facility. See Note 6 “Debt”.
14.	Tick mark not used
15.	Denotes that all or a portion of the debt investment includes PIK interest during the period.
16.	Tick mark not used
17.	Security valued using unobservable inputs (Level 3).
18.	Loan includes interest rate floor of 1.00%.
19.	Loan includes interest rate floor of 0.75%.
20.	Cash equivalents include $50 of restricted cash.
21.	Loan includes interest rate floor of 0.00%.
22.	Unrealized appreciation on forward currency exchange contracts.
See Note to Consolidated Financial Statements

BAIN CAPITAL PRIVATE CREDIT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 1. Organization
Bain Capital Private Credit (“BCPC” or the “Company”), is a Delaware statutory trust which was formed on December 21, 2021. BCPC Advisors, LP (the “Advisor”), a subsidiary of Bain Capital Credit, is the investment adviser of the Company. The Advisor is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940. Prior to September 28, 2023, BCSF Advisors, LP served as the investment advisor for the Company pursuant to a previous investment advisory agreement. The Company is a non-exchange
traded, perpetual life management investment company that has elected to be treated and is regulated as a business development company (“BDC”) under the Investment Company Act of 1940. As of December 31, 2023, the Company has the authority to issue unlimited shares of all classes of common shares, par value $0.01 per share.
The Company’s investment objective is to generate attractive risk adjusted returns, predominantly in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. The Company seeks to achieve its investment objective by investing in middle-market direct lending opportunities across North America, Europe, Australia and in other geographic markets. Middle market companies generally means companies with between $10.0 million and $150.0 million in annual earnings before interest, taxes, depreciation, and amortization (“EBITDA”). The company focuses on senior secured credit investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender, and mezzanine debt and other junior securities with a focus on downside protection.
The Company may from time to time invest in smaller or larger companies if the opportunity presents attractive investment and risk adjusted returns. The Company may invest in common and preferred equity and in secondary purchases of assets or portfolios on an opportunistic basis, but such investments are not the principal focus of the investment strategy. The Company may also invest, from time to time, in distressed debt, debtor-in-possession
loans, structured products, structurally subordinate loans, investments with deferred interest features, zero-coupon
securities and defaulted securities.
Note 2. Summary of Significant Accounting Policies Basis of Presentation
The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The Company’s consolidated financial statements and related financial information have been prepared pursuant to the requirements for reporting on Form
10-K
and Regulation
S-X.
These consolidated financial statements reflect adjustments that in the opinion of the Company are necessary for the fair statement of the financial position and results of operations for the periods presented herein and are not necessarily indicative of the full fiscal year. The Company has determined it meets the definition of an investment company and follows the accounting and reporting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 — Financial Services — Investment Companies. The functional currency of the Company is U.S. dollars and these consolidated financial statements have been prepared in that currency. Certain prior period information has been reclassified to conform to the current period presentation and this had no effect on the Company’s consolidated financial position or the consolidated results of operations as previously reported.
Basis of Consolidation
The Company will generally consolidate any wholly, or substantially, owned subsidiary when the design and purpose of the subsidiary is to act as an extension of the Company’s investment operations and to facilitate the execution of the Company’s investment strategy. Accordingly, the Company consolidated the results of its subsidiaries BCPC I, LLC in its consolidated financial statements. All intercompany transactions and balances have been eliminated in consolidation. Since the Company is an investment company, portfolio investments held by the Company are not consolidated into the consolidated financial statements. The portfolio investments held by the Company (including its investments held by consolidated subsidiaries) are included on the consolidated statements of assets and liabilities as investments at fair value.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates and such differences could be material.
Valuation of Portfolio Investments
The Advisor shall value the investments owned by the Company, subject at all times to the oversight of the Board. The Advisor shall follow its own written valuation policies and procedures as approved by the Board when determining valuations. A short summary of the Advisor’s valuation policies is below.
Investments for which market quotations are readily available are typically valued at such market quotations. Pursuant to Rule
2a-5
under the 1940 Act, the Board has designated the Advisor as Valuation Designee to perform fair value determinations for the Company for investments that do not have readily available market quotations. Market quotations are obtained from an independent pricing service, where available. If a price cannot be obtained from an independent pricing service or if the independent pricing service is not deemed to be current with the market, certain investments held by the Company will be valued on the basis of prices provided by principal market makers. Generally, investments marked in this manner will be marked at the mean of the bid and ask of the independent broker quotes obtained. To validate market quotations, the Company utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available will be valued at a price that reflects such security’s fair value.
With respect to unquoted portfolio investments, the Company will value each investment considering, among other measures, discounted cash flow models, comparable company multiple models, comparisons of financial ratios of peer companies that are public, and other factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Company will use the pricing indicated by the external event to corroborate and/or assist us in our valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.
With respect to investments for which market quotations are not readily available, in particular, illiquid/hard to value assets, the Advisor will typically undertake a multi-step valuation process, which includes among other things, the below:

•
The Company’s quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Advisor responsible for the portfolio investment;

•	Preliminary valuation conclusions are then documented and discussed with the Company’s senior management and the Advisor;

•	Generally investments that constitute a material portion of the Company’s portfolio are periodically reviewed by an independent valuation firm; and

•	The Board and Audit Committee provide oversight with respect to the valuation process, including requesting such materials as they deem appropriate.
In following this approach, the types of factors that are taken into account in the fair value pricing of investments include, as relevant, but are not limited to: comparison to publicly traded securities, including factors such as yield, maturity and measures of credit quality; the enterprise value of a portfolio company; the nature and realizable value of any collateral; the portfolio company’s ability to make payments and its earnings and discounted cash flows; and the markets in which the portfolio company does business. In cases where an independent valuation firm provides fair valuations for investments, the independent valuation firm provides a fair valuation report, a description of the methodology used to determine the fair value and their analysis and calculations to support their conclusion.
The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value in accordance with US GAAP and required disclosures of fair value measurements. The fair value of a financial instrument is the amount that would be received in an orderly transaction between market participants at the measurement date. The Company determines the fair value of investments consistent with its valuation policy. The Company discloses the fair value of its investments in a hierarchy which prioritizes and ranks the level of market observability used in the determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 — Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

•	Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 — Valuations based on inputs that are unobservable and significant to the fair value measurement.
A financial instrument’s level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuations of Level 2 investments are generally based on quotations received from pricing services, dealers or brokers. Consideration is given to the source and nature of the quotations and the relationship of recent market activity to the quotations provided.
Transfers between levels, if any, are recognized at the beginning of the reporting period in which the transfers occur. The Company evaluates the source of inputs used in the determination of fair value, including any markets in which the investments, or similar investments, are trading. When the fair value of an investment is determined using inputs from a pricing service (or principal market makers), the Company considers various criteria in determining whether the investment should be classified as a Level 2 or Level 3 investment. Criteria considered includes the pricing methodologies of the pricing services (or principal market makers) to determine if the inputs to the valuation are observable or unobservable, as well as the number of prices obtained and an assessment of the quality of the prices obtained. The level of an investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment.
The fair value assigned to these investments is based upon available information and may fluctuate from period to period. In addition, it does not necessarily represent the amount that might ultimately be realized upon sale. Due to inherent uncertainty of valuation, the estimated fair value of investments may differ from the value that would have been used had a ready market for the security existed, and the difference could be material.
Securities Transactions, Revenue Recognition and Expenses
The Company records its investment transactions on a trade date basis. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, using the specified identification method. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium to par value on investments acquired are accreted and amortized, respectively, into interest income over the life of the respective investment using the effective interest method. Commitment fees are recorded on an accrual basis and recognized as interest income. Loan origination fees, original issue discount and market discount or premium are capitalized and amortized against or accreted into interest income using the effective interest method or straight-line method, as applicable. For the Company’s investments in revolving bank loans, the cost basis of the investment purchased is adjusted for the cash received for the discount on the total balance committed. The fair value is also adjusted for price appreciation or depreciation on the unfunded portion. As a result, the purchase of commitments not completely funded may result in a negative value until it is offset by the future amounts called and funded. Upon prepayment of a loan or debt security, any prepayment premium, unamortized upfront loan origination fees and unamortized discount are recorded as interest income.
Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend
date for publicly traded portfolio companies. Distributions received from an equity interest, limited liability company or a limited partnership investment are evaluated to determine if the distribution should be recorded as dividend income or a return of capital.
Certain investments may have contractual
payment-in-kind
(“PIK”) interest or dividends. PIK represents accrued interest or accumulated dividends that are added to the loan principal of the investment on the respective interest or dividend payment dates rather than being paid in cash and generally becomes due at maturity or upon being called by the issuer. PIK is recorded as interest or dividend income, as applicable. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual
status.
Accrued PIK interest or dividends are generally reversed through interest or dividend income, respectively, when an investment is placed on non-accrual
status. Certain structuring fees and amendment fees are recorded as other income when earned. Administrative agent fees received by the Company are recorded as other income when the services are rendered.
Expenses are recorded on an accrual basis.
Non-Accrual
Loans
Loans or debt securities are placed on
non-accrual
status when there is reasonable doubt that principal or interest will be collected. Accrued interest generally is reversed when a loan or debt security is placed on non-accrual
status. Interest payments received on
non-accrual
loans or debt securities may be recognized as income or applied to principal depending upon management’s judgment.
Non-accrual
loans and debt securities are restored to accrual status when past due principal and interest are paid and, in management’s judgment, principal and interest payments are likely to remain current. The Company may make exceptions to this treatment if a loan has sufficient collateral value and is in the process of collection. As of December 31, 2023 and 2022, there were no loans on non-accrual.
Distributions
Distributions to common shareholders are recorded on the record date. The Board delegated authority to the Company’s officers to declare from time to time distributions (each, a “Distribution”) payable in an aggregate amount up to all of the Company’s (i) taxable earnings; (ii) capital gains; (iii) net proceeds attributable to the repayment or disposition of investments (together with any interest, dividends and other net cash flow in respect of such investments); and (iv) any other amounts legally available for distribution to the extent the officers of the

Company deem appropriate (including, if applicable, amounts representing a return of capital); provided each such Distribution shall not exceed an annualized distribution yield of 10%, as may be appropriate and in the interest of the Company’s shareholders, subject to the Board’s ratification at the immediately succeeding quarterly meeting of the Board. Distributions from net investment income and net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined in accordance with US GAAP. The Company may pay distributions to its shareholders in a year in excess of its investment company taxable income and net capital gain for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. This excess generally would be a tax-free
return of capital in the period and generally would reduce the shareholder’s tax basis in its shares. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent; they are charged or credited to paid-in
capital in excess of par, accumulated undistributed net investment income or accumulated net realized gain (loss), as appropriate, in the period that the differences arise. Temporary and permanent differences are primarily attributable to differences in the tax treatment of certain loans and the tax characterization of income and non-deductible
expenses.
The Company intends to timely distribute to its shareholders substantially all of its annual taxable income for each year, except that the Company may retain certain net capital gains for reinvestment and, depending upon the level of the Company’s taxable income earned in a year, the Company may choose to carry forward taxable income for distribution in the following year and incur applicable U.S. federal excise tax. The specific tax characteristics of the Company’s distributions will be reported to shareholders after the end of the calendar year. All distributions will be subject to available funds, and no assurance can be given that the Company will be able to declare such distributions in future periods.
The specific tax characteristics of the Company’s distributions will be reported to shareholders after the end of the calendar year. All distributions will be subject to available funds, and no assurance can be given that the Company will be able to declare such distributions in future periods.
The Company distributes net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, the Company may decide in the future to retain such capital gains for investment, incur a corporate-level tax on such capital gains, and elect to treat such capital gains as deemed distributions to shareholders.
Dividend Reinvestment Plan
The Company has adopted a dividend reinvestment plan that provides for the reinvestment of cash dividends and distributions. Shareholders who do not “opt out” of the Company’s dividend reinvestment plan will have their cash dividends and distributions automatically reinvested in additional shares of the Company’s common stock, rather than receiving cash dividends and distributions.
Cash, Restricted Cash, and Cash Equivalents
Cash and cash equivalents consist of deposits held at custodian banks, and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost or amortized cost, which approximates fair value. The Company may deposit its cash and cash equivalents in financial institutions and, at certain times, such balances may exceed the Federal Deposit Insurance Corporation insurance limits. Cash equivalents are presented separately on the consolidated schedules of investments. Restricted cash is collected and held by the trustee who has been appointed as custodian of the assets securing certain of the Company’s financing transactions.
Organization Expenses
Organization expenses include, among other things, the cost of incorporating the Company and the cost of legal services and other fees pertaining to the Company’s organization. These costs are expensed as incurred.

Offering Costs
Offering costs in connection with the continuous offering of Common Shares of the Company are recognized as a deferred charge and are amortized on a straight-line basis over 12 months beginning on the date of commencement of operations and are included in amortization of deferred offering costs in the Company’s consolidated statements of operations. As of December 31, 2023 and 2022, there was deferred offering costs of $1.2 million and $0.8 million, respectively, on the Company’s statements of assets and liabilities.
Prepaid Insurance
The Company has obtained Trustees and Officers liability insurance. These costs are recognized as a deferred charge and will be amortized using the straight-line method over the term of the insurance policies, beginning on the date the Company enters into each insurance policy agreement. Deferred costs related to the insurance policies are presented separately on the Company’s consolidated statement of assets and liabilities.
Professional Fees and Operating Expenses
The Company is responsible for investment expenses, legal expenses, auditing fees, and other expenses related to the Company’s operations. Such fees and expenses, including expenses incurred by the Advisor may be reimbursed by the Company.
Foreign Currency Translation
The accounting records of the Company are maintained in U.S. dollars. The fair values of foreign securities, foreign cash and other assets and liabilities denominated in foreign currency are translated to U.S. dollars based on the current exchange rates at the end of each business day. Income and expenses denominated in foreign currencies are translated at current exchange rates when accrued or incurred. Unrealized gains and losses on foreign currency holdings and non-investment
assets and liabilities attributable to the changes in foreign currency exchange rates are included in the net change in unrealized appreciation (depreciation) on foreign currency translation on the consolidated statements of operations. Net realized gains and losses on foreign currency holdings and non-investment
assets and liabilities attributable to changes in foreign currency exchange rates are included in net realized gain (loss) on foreign currency transactions on the consolidated statements of operations. The portion of both realized and unrealized gains and losses on investments that result from changes in foreign currency exchange rates is not separately disclosed, but is included in net realized gain (loss) on investments and net change in unrealized appreciation on investments, respectively, on the consolidated statements of operations.
Forward Currency Exchange Contracts
The Company may enter into forward currency exchange contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. A forward currency exchange contract is an agreement between two parties to buy and sell a currency at a set price on a future date. The Company does not utilize hedge accounting and as such the Company recognizes the value of its derivatives at fair value on the consolidated statements of assets and liabilities with changes in the net unrealized appreciation on forward currency exchange contracts recorded on the consolidated statements of operations. Forward currency exchange contracts are valued using the prevailing forward currency exchange rate of the underlying currencies. Unrealized appreciation on forward currency exchange contracts are recorded on the consolidated statements of assets and liabilities by counterparty on a net basis, not taking into account collateral posted which is recorded separately, if applicable. Cash collateral maintained in accounts held by counterparties is included in collateral on forward currency exchange contracts on the consolidated statements of assets and liabilities. Notional amounts and the gross fair value of forward currency exchange contracts assets and liabilities are presented separately on the consolidated schedules of investments.
Changes in net unrealized appreciation are recorded on the consolidated statements of operations in net change in unrealized appreciation on forward currency exchange contracts. Net realized gains and losses are recorded on the consolidated statements of operations in net realized gain (loss) on forward currency exchange contracts. Realized gains and losses on forward currency exchange contracts are determined using the difference between the fair market value of the forward currency exchange contract at the time it was opened and the fair market value at the time it was closed or covered. Additionally, losses, up to the fair value, may arise if the counterparties do not perform under the contract terms.
Deferred Financing Costs and Debt Issuance Costs
The Company records costs related to issuance of revolving debt obligations as deferred financing costs. These costs are deferred and amortized using the straight-line method over the stated maturity life of the obligation. The Company records costs related to the issuance of term debt obligations as debt issuance costs. These costs are deferred and amortized using the effective interest method. These costs are presented as a reduction to the outstanding principal amount of the term debt obligations on the consolidated statements of assets and liabilities. In the event that we modify or extinguish our debt before maturity, the Company follows the guidance in ASC Topic
470-50,
Modification and Extinguishments. For modifications to or exchanges of our revolving debt obligations, any unamortized deferred financing costs related to lenders who are not part of the new lending group are expensed. For extinguishments of our term debt obligations, any unamortized debt issuance costs are deducted from the carrying amount of the debt in determining the gain or loss from the extinguishment.
Valuation of Other Financial Assets and Financial Liabilities
ASC 825, Financial Instruments, permits an entity to choose, at specified election dates, to measure certain assets and liabilities at fair value (the “Fair Value Option”). We have not elected the Fair Value Option to report selected financial assets and financial liabilities. Debt issued by the Company is reported at amortized cost (see Note 6 to the consolidated financial statements). The carrying value of all other financial assets and liabilities approximates fair value due to their short maturities or their close proximity of the originations to the measurement date.
Income Taxes
Company has elected to be regulated as a BDC under the Investment Company Act of 1940, as amended. The Company intends to elect to be treated as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended. As a RIC, the Company generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that is distributed timely to our shareholders as dividends. Therefore, no provision for federal income taxes is recorded in the consolidated financial statements. The Company evaluated tax positions it has taken, expects to take or that are otherwise relevant to the Company for purposes of determining whether any relevant tax positions would
“more-likely-than-not”
be sustained by the applicable tax authority. The Company has analyzed such tax positions and has concluded that no unrecognized tax benefits should be recorded for uncertain tax positions for tax years that may be open. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Company records tax positions that are not deemed to meet a more-likely-than-not
threshold as tax expenses as well as any applicable penalties or interest associated with such positions.
During the years ended December 31, 2023 and 2022, there were no tax expenses and no interest and penalties were incurred.
Recent Accounting Pronouncements
In June 2022, the FASB issued ASU
2022-03,
Fair Value Measurement (Topic 820), which affects all entities that have investments in equity securities measured at fair value that are subject to a contractual sale restriction. The amendments in ASU
2022-03
clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring the fair value. The amendments also require additional disclosures for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The effective date for the amendments in ASU
2022-03
are for fiscal years beginning after December 15, 2024 and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU
2022-03
on its consolidated financial statements.
Note 3. Investments
The following table shows the composition of the investment portfolio, at amortized cost and fair value as of December 31, 2023 (with corresponding percentage of total portfolio investments):

	As of December 31, 2023
	Amortized Cost	Percentage of Total Portfolio	Fair Value	Percentage of Total Portfolio
First Lien Senior Secured Loan	$188,766	98.0%	$188,789	98.0%
Preferred Equity	3,875	2.0	3,875	2.0
Equity Interest	90	0.0	90	0.0

Total	$192,731	100.0%	$192,754	100.0%

As of December 31, 2022, the Company had no investments.
The following table shows the composition of the investment portfolio by geographic region, at amortized cost and fair value as of December 31, 2023 (with corresponding percentage of total portfolio investments):

	As of December 31, 2023
	Amortized Cost	Percentage of Total Portfolio	Fair Value	Percentage of Total Portfolio
USA	$145,683	75.6%	$146,207	75.9%
United Kingdom	31,462	16.3	31,105	16.1
Germany	15,586	8.1	15,442	8.0

Total	$192,731	100.0%	$192,754	100.0%

As of December 31, 2022, the Company had no investments.

The following table shows the composition of the investment portfolio by industry, at amortized cost and fair value as of December 31, 2023 (with corresponding percentage of total portfolio investments):

	As of December 31, 2023
	Amortized Cost	Percentage of Total Portfolio	Fair Value	Percentage of Total Portfolio
Wholesale	27,337	14.1	26,021	13.5
High Tech Industries	23,618	12.2	23,704	12.3
Healthcare & Pharmaceuticals	23,404	12.1	23,432	12.2
Hotel, Gaming & Leisure	19,211	10.0	19,694	10.2
Transportation: Cargo	17,293	9.0	17,820	9.2
Media: Publishing	15,944	8.3	15,218	7.9
Capital Equipment	14,521	7.5	14,813	7.7
Aerospace & Defense	14,115	7.3	14,399	7.5
Chemicals, Plastics & Rubber	11,682	6.1	11,442	5.9
Automotive	9,802	5.1	9,900	5.1
Environmental Industries	7,486	3.9	7,625	4.0
Construction & Building	4,353	2.3	4,721	2.4
FIRE: Finance	3,965	2.1	3,965	2.1

Total	$192,731	100.0%	$192,754	100.0%

(1)	Finance, Insurance, and Real Estate (“FIRE”).
As of December 31, 2022, the Company had no investments.
Note 4. Fair Value Measurements
Fair Value Disclosures
The following table presents fair value measurements of investments by major class, cash equivalents and derivatives as of December 31, 2023, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total
Investments:
First Lien Senior Secured Loan	$—	$—	$188,789	$—	$188,789
Preferred Equity	—	—	3,875	—	3,875
Equity Interest	—	—	90	—	90

Total Investments	$—	$—	$192,754	$—	$192,754

Cash equivalents	$18,995	$—	$—	$—	$18,995

Forward currency exchange contracts (liability)	$—	$(90)	$—	$—	$(90)

As of December 31, 2022, the Company had no investments.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2023:

	First Lien Senior Secured Loans	Equity Interests	Preferred Equity	Total Investments
Balance as of January 1, 2023	$—	$—	$—	$—
Purchases of investments and other adjustments to cost	198,364	90	3,875	202,329
Net accretion of discounts (amortization of premiums)	62	—	—	62
Principal repayments and sales of investments	(11,405)	—	—	(11,405)
Net change in unrealized appreciation on investments	23	—	—	23
Net realized gain on investments	1,745	—	—	1,745

Balance as of December 31, 2023	$188,789	$90	$3,875	$192,754

Change in unrealized appreciation attributable to investments still held at December 31, 2023	$23	$—	$—	$23

Transfers between levels, if any, are recognized at the beginning of the quarter in which transfers occur. For the year ended December 31, 2023, there was no transfer between levels.
As of December 31, 2022, the Company had no investments.
Significant Unobservable Inputs
ASC 820 requires disclosure of quantitative information about the significant unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy. Disclosure of this information is not required in circumstances where a valuation (unadjusted) is obtained from a third-party pricing service and the information regarding the unobservable inputs is not reasonably available to the Company and as such, the disclosures provided below exclude those investments valued in that manner.
The valuation techniques and significant unobservable inputs used in Level 3 fair value measurements of assets as of December 31, 2023 were as follows:

	As of December 31, 2023
	Fair Value of Level 3 Assets (1)	Valuation Technique	Significant Unobservable Inputs	Range of Significant Unobservable Inputs (Weighted Average (2) )
First Lien Senior Secured Loans	$185,654	Discounted cash flows	Comparative Yields	8.7% – 14.3%(10.5%)

Total investments	$185,654

(1)
Included within the Level 3 assets of $192,754 is an amount of $7,100 for which the Advisor did not develop the unobservable inputs for the determination of fair value (examples include single source quotation and prior or pending transactions such as investments originated in the quarter or imminent payoffs).

(2)	Weighted average is calculated by weighing the significant unobservable input by the relative fair value of each investment in the category.
The Company used the income approach to determine the fair value of certain Level 3 assets as of December 31, 2023. The significant unobservable inputs used in the income approach are the comparative yield and discount rate. The comparative yield and discount rate are used to discount the estimated future cash flows expected to be received from the underlying investment. An increase/decrease in the comparative yield or discount rate would result in a decrease/increase, respectively, in the fair value.

As of December 31, 2022, the Company had no investments.
Debt Not Carried at Fair Value
Fair value is estimated by using market quotations or discounting remaining payments using applicable current market rates, which take into account changes in the Company’s marketplace credit ratings, or market quotes, if available. If the Company’s debt obligations were carried at fair value, the fair value and level would have been as follows:

		As of
	Level	December 31, 2023
GS Revolving Credit Facility	3	97,989
SMBC Revolving Credit Facility	3	2,000

Total Debt		$99,989

As of December 31, 2022, the Company had no outstanding debts.
Note 5. Agreements and Related Party Transactions Investment Advisory Agreement
Investment Advisory Agreement
The Company entered into an investment advisory agreement as of September 28, 2023 (the “Investment Advisory Agreement”) with the Advisor, pursuant to which the Advisor manages the Company’s investment program and related activities. The Company entered into an administration agreement with the Advisor, pursuant to which administrative services necessary for the Company to operate will be provided. Prior to September 28, 2023, BCSF Advisors, LP, a subsidiary of Bain Capital Credit, served as the Company’s investment adviser and provided administrative services to the Company.
Base Management Fee
The base management fee is calculated at an annual rate of 0.75% (0.1875% per quarter) of our gross assets, including assets purchased with borrowed funds or other forms of leverage but excluding cash and cash equivalents. For services rendered under the Investment Advisory Agreement, the base management fee is payable monthly in arrears. The base management fee for any partial month will be appropriately pro-rated
(based on the number of days actually elapsed at the end of such partial month relative to the total number of days in such month). For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within one year of purchase. The fair value of derivative financial instruments held in the Company’s portfolio will be included in the calculation of gross assets of the Company.
For the year ended December 31, 2023, management fee was $0.1 million. For the year ended December 31, 2022 and for the period from December 21, 2021 (inception) through December 31, 2021, there were no management fees. For the year ended December 31, 2023, $0.0 million was contractually waived and $0.0 million was voluntarily waived. For the year ended December 31, 2022 and for the period from December 21, 2021 (inception) through December 31, 2021, there were no management fees contractually or voluntarily waived.
As of December 31, 2023, $0.1 million remained payable related to the base management fee accrued in base management fee payable on the consolidated statement of assets and liabilities. As of December 31, 2022, there was no payable related to the base management fee accrued on the consolidated statements of assets and liabilities.

Incentive Fee
Pre-incentive
fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the Base Management Fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding debt or preferred stock, but excluding any distribution or shareholder servicing fees and incentive fee).
Pre-incentive
fee net investment income includes, in the case of investments with a deferred interest feature such as market discount, original issue discount (“OID”), debt instruments with PIK interest, preferred stock with PIK dividends and zero-coupon
securities, accrued income that the Company has not yet received in cash.
Pre-incentive
fee net investment income does not include any realized or unrealized capital gains or losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that the Company may pay an incentive fee in a quarter where the Company incurs a loss. For example, if the Company receives pre-incentive
fee net investment income in excess of the Hurdle rate for a quarter, the Company will pay the applicable incentive fee even if the Company has incurred a loss in that quarter due to realized and unrealized capital losses.
The incentive fee is comprised of the following two parts:
An incentive fee on
pre-incentive
fee net investment income, which we refer to as the incentive fee on income or the “Income Fee”. The incentive fee on income is calculated and payable quarterly in arrears based on the aggregate pre-incentive
fee net investment income, attributable to each class of the Company’s Common Shares, in respect of the current calendar quarter and the eleven preceding calendar quarters (the “Trailing Twelve Quarters”).
Pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters will be compared to a “Hurdle Amount” equal to the product of (i) the hurdle rate of 1.75% per quarter (7% annualized) and (ii) the sum of the Company’s net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The quarterly incentive fee based on income shall be calculated, subject to the Incentive Fee Cap (as defined below), based on the amount by which (A) aggregate pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters exceeds (B) the Hurdle Amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” The incentive fee based on income for each calendar quarter will be determined as follows:

•	No incentive fee based on income is payable to the Advisor for any calendar quarter for which there is no Excess Income Amount;

•
100% of the aggregate
pre-incentive
fee net investment income in respect of the Trailing Twelve Quarters with respect to that portion of such pre-incentive
fee net investment income, if any, that exceeds the Hurdle Amount, but is less than or equal to an amount, which we refer to as the
“Catch-Up
Amount,” determined as the sum of 2.0588% multiplied by the Company’s net asset value at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The
“Catch-Up
Amount” is meant to provide the Advisor an incentive fee of 15% on all of the Company’s pre-incentive fee net investment income when the Company’s aggregate pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters reaches the
Catch-Up
Amount in respect of the relevant Trailing Twelve Quarters; and

•	15% of the aggregate pre-incentive fee net investment income in respect of the Trailing Twelve Quarters that exceeds the Catch-Up Amount.

Incentive Fee Cap
The Incentive Fee Cap in respect of any calendar quarter is an amount equal to 15% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters less the aggregate incentive fees based on income that were paid to the Advisor in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters. In the event the Incentive Fee Cap is less than the amount of incentive fee based on income that would otherwise be payable, the amount of incentive fee based on income shall be reduced to an amount equal to the Incentive Fee Cap.

•
An incentive fee on capital gains (the “Capital Gains Fee”) is calculated and payable in arrears as of the end of each fiscal year will equal 15% of the Company’s realized capital gains on a cumulative basis from inception through the end of the fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid Capital Gains Fees.

“Cumulative Net Return” during the relevant Trailing Twelve Quarters means (x) the pre-incentive
fee net investment income in respect of the relevant Trailing Twelve Quarters less (y) any Net Capital Loss, if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no incentive fee based on income to the Advisor in respect of that quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the incentive fee based on income that is payable to the Advisor for such quarter calculated as described above, the Company will pay an incentive fee based on income to the Advisor equal to the Incentive Fee Cap in respect of such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the incentive fee based on income that is payable to the Advisor for such quarter calculated as described above, the Company will pay an incentive fee based on income to the Advisor equal to the incentive fee calculated as described above for such quarter without regard to the Incentive Fee Cap.
For the year ended December 31, 2023, the Company incurred $0.4 million of income incentive fees (before waivers), which are included in incentive fees on the consolidated statement of operations. The Advisor has voluntarily waived $0.3 million of the income incentive fees earned by the Advisor during the year ended December 31, 2023. Such income incentive fee waiver is irrevocable and such waived income incentive fees will not be subject to recoupment in future periods. This income incentive fee waiver does not impact any income incentive fees earned by the Advisor in future periods. For the year ended December 31, 2022 and for the period from December 21, 2021 (inception) through December 31, 2021, the Company did not incur any incentive fees on net investment income.
As of December 31, 2023, there was $0.1 million related to income incentive fee accrued in incentive fee payable on the consolidated statement of assets and liabilities. As of December 31, 2022, the Company had no incentive fee accrued.
There was no capital gains incentive fee payable to the Advisor under the Investment Advisory Agreement or to BCSF Advisors, LP as of December 31, 2023 and 2022.
US GAAP requires that the incentive fee accrual consider the cumulative aggregate unrealized capital appreciation of investments or other financial instruments in the calculation, as an incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement (“GAAP Incentive Fee”). There can be no assurance that such unrealized appreciation will be realized in the future. Accordingly, such fee, as calculated and accrued, would not necessarily be payable under the Investment Advisory Agreement, and may never be paid based upon the computation of incentive fees in subsequent period.
For the years ended December 31, 2023 and 2022 and for the period from December 21, 2021 (inception) through December 31, 2021, the Company did not accrue any incentive fees related to the GAAP Incentive Fee.

Administration Agreement
The Company has entered into an administration agreement (the “Administration Agreement”) with BCPC Advisors, LP (in such capacity, the “Administrator”), as of September 28, 2023, pursuant to which the Administrator provides the administrative services necessary for us to operate, and the Company utilizes the Administrator’s office facilities, equipment and recordkeeping services. Pursuant to the Administration Agreement, the Administrator has agreed to oversee our public reporting requirements and tax reporting and monitor our expenses and the performance of professional services rendered to us by others. The Administrator has also hired a sub-administrator
to assist in the provision of administrative services. The Company may reimburse the Administrator for its costs and expenses and our allocable portion of overhead incurred by it in performing its obligations under the Administration Agreement, including certain compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and any of their respective staff who provide services to us, operations staff who provide services to us, and internal audit staff, if any, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment. Our allocable portion of overhead is determined by the Administrator, which uses various methodologies such as allocation based on the percentage of time certain individuals devote, on an estimated basis, to the business and affairs of the Company, and will be subject to oversight by the Board.
The Company incurred $0.0 million related to the Administrator for the year ended December 31, 2023. The Company did not incur any expenses related to the Administrator or to BCSF Advisors, LP (in its former capacity as the Company’s administrator) for the year ended December 31, 2022 and for the period from December 21, 2021 (inception) through December 31, 2021. As of December 31, 2023, there were $0.0 million payables related to the Administrator or to BCSF Advisors, LP. As of December 31, 2022, there was no payable related to the Administrator or to BCSF Advisors, LP.
The
sub-administrator
is paid its compensation for performing its
sub-administrative
services under the
sub-administration
agreement. The Company incurred $0.0 million expenses related to the sub-administrator
for the year ended December 31, 2023. The Company did not incur any expenses related to the sub-administrator
for the year ended December 31, 2022 and for the period from December 21, 2021 (inception) through December 31, 2021. The Administrator or BCSF Advisors, LP will not seek reimbursement in the event that any such reimbursements would cause any distributions to our shareholders to constitute a return of capital. In addition, the Administrator is permitted to delegate its duties under the Administration Agreement to affiliates or third parties and the Company will reimburse the expenses of these parties incurred and paid by the Advisor on our behalf.
Resource Sharing Agreement
The Company’s investment activities are managed by the Advisor, an investment adviser that is registered with the SEC under the Advisers Act. The Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.
The Advisor has entered into a Resource Sharing Agreement (the “Resource Sharing Agreement”) with Bain Capital Credit, pursuant to which Bain Capital Credit provides the Advisor with experienced investment professionals (including the members of the Advisor’s Credit Committee) and access to the resources of Bain Capital Credit so as to enable the Advisor to fulfill its obligations under the Amended Advisory Agreement. Through the Resource Sharing Agreement, the Advisor intends to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Bain Capital Credit’s investment professionals. There can be no assurance that Bain Capital Credit will perform its obligations under the Resource Sharing Agreement. The Resource Sharing Agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material adverse consequence on the Company’s operations.

Co-investments
The Company invests alongside our affiliates, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments
will be made only in accordance with the terms of the exemptive order applicable to the Company received from the SEC on August 23, 2016 (as subsequently amended, the “Order”). Under the terms of the Order, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent trustees must be able to reach certain conclusions in connection with a co-investment
transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our shareholders and is consistent with our Board’s approved criteria. In certain situations where co-investment
with one or more funds managed by the Advisor or its affiliates is not covered by the Order, the personnel of the Advisor or its affiliates will need to decide which funds will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations.
Related Party Commitments
As of December 31, 2023 and 2022, the Advisor and/or its affiliate held 3,480,000 and 200 Class I shares of the Company’s Common Shares, respectively.

Non-Controlled
Affiliate Investments
Investments during the year ended December 31, 2023, in which the portfolio company was an “affiliated person” (as defined in the 1940 Act) and/or an “affiliated person” that the Company is deemed to “control” (as defined in the 1940 Act) are as follows:

Portfolio Company	Fair Value as of December 31, 2022	Gross Additions	Gross Reductions	Change in Unrealized Appreciation	Realized Gains (Losses)	Fair Value as of December 31, 2023	Dividend, Interest, and PIK Income	Other Income
Non-Controlled/Affiliate investment
Legacy Corporate Lending HoldCo, LLC Class A Common Equity	$—	$90	$—	$—	$—	$90	$—	$—
Legacy Corporate Lending HoldCo, LLC Preferred Equity	—	3,875	—	—	—	3,875	—	—
Legacy Corporate Lending HoldCo, LLC Class B Common Equity	—	—	—	—	—	—	—	—

Total Non-Controlled/Affiliate investment	$—	$3,965	$—	$—	$—	$3,965	$—	$—

Total	$—	$3,965	$—	$—	$—	$3,965	$—	$—

As of December 31, 2022, the Company had no affiliated or controlled investments.
Managing Dealer Agreement
The Company entered into a Managing Dealer Agreement with Emerson Equity LLC (the “Managing Dealer”), pursuant to which the Managing Dealer agreed to, among other things, manage our relationships with third-party brokers engaged by the Managing Dealer to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Managing Dealer also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.
We have paid the Managing Dealer an engagement fee equal to $250,000 (the “Engagement Fee”) which is included in organization costs on the consolidated statement of operations. In its capacity as our investment adviser prior to September 28, 2023, BCSF Advisors, LP agreed to advance the Engagement Fee on our behalf. We are obligated to reimburse BCSF Advisors, LP for the advanced Engagement Fee upon breaking escrow for the offering. Once we have received purchase orders for at least $500,000,000, the Managing Dealer will be entitled to receive a fee equal to 0.05% of the offering proceeds (together with the Engagement Fee, the “Managing Dealer Fee”). Assuming we sell all of the shares offered under the Company’s prospectus at the maximum offering of $2,000,000,000, the maximum estimated Managing Dealer Fee would be $1,000,000. In accordance with FINRA Rule 2310, we will not pay the Managing Dealer Fee out of offering proceeds prior to the release of such proceeds from escrow.
Neither the Company nor the Managing Dealer will charge upfront sales loads with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares.
Subject to Financial Industry Regulatory Authority and other limitations on underwriting compensation, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, and a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The Managing Dealer will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. Participating brokers and servicing brokers are not required to provide such services with respect to Class I shares. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of the offering of the Company’s Common Shares on which, in the aggregate, underwriting compensation from all sources in connection with the offering of the Company’s Common Shares, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering
For the years ended December 31, 2023 and 2022, and the period December 21 (inception) through December 31, 2021, the Company did not incur or accrue any distribution and/or shareholder servicing fees.

Deferred Offering Costs and Other Expenses
The following table shows the expenses paid by a related party of the Advisor for the years ended December 31, 2023 and 2022 and will be reimbursed by the Company. This payable is included as a “Payable to affiliate” on the consolidated statement of assets and liabilities.

	For the Year Ended December 31,		For the Period December 21, 2021 (Inception) Through December 31, 2021
	2023	2022
Deferred offering costs	$478	$848	$—
Prepaid insurance	201	429	—
Organization expenses	505	379	—
Professional fees and operating expenses	640	306	—
Trustee fees	324	324	—
Warehouse related expenses	3,274	—	—
During the period December 21, 2021 (inception) through December 31, 2021 there were no expenses paid by a related party of the Advisor.
Distribution and Servicing Plan
The Board approved a distribution and servicing plan (the “Distribution and Servicing Plan”). The following table shows the shareholder servicing and/or distribution fees the Company pays the Managing Dealer with respect to the Class S, Class D and Class I on an annualized basis as a percentage of the Company’s NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—
Subject to FINRA and other limitations on underwriting compensation, the Company will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The Managing Dealer has agreed to waive shareholder servicing and/or distribution fees for Class D shares for the first nine months following the date on which the Company broke escrow for the offering.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The Managing Dealer will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests.

Participating brokers and servicing brokers are not required to provide such services with respect to Class I shares. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
Expense Support and Conditional Reimbursement Agreement
On September 28, 2023, the Company entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Advisor, pursuant to which the Advisor (i) has agreed to pay, on a monthly basis, a portion of the Company’s Other Operating Expenses (as defined below) to the effect that such expenses do not exceed 1.00% (on annualized basis) of the Company’s net asset value (each such payment, a “Required Expense Payment”), and (ii) may elect to pay an additional portion of the Company’s expenses from time to time, provided that no portion of the payment will be used to pay any interest or distributions and/or shareholder servicing fees of the Company, (each such payment, a “Voluntary Expense Payment”), which the Company will be obligated to reimburse to the Advisor at a later date if certain conditions are met.
“Other Operating Expenses” means the Company’s organization and offering expenses, professional fees, trustee fees, administration fees, and other general and administrative expenses (including the Company’s allocable portion of compensation, overhead (including rent, office equipment and utilities) and other expenses incurred by the Company’s administrator in performing its administrative obligations under the Administration Agreement.
The Advisor’s obligation to make a Required Expense Payment shall automatically become a liability of the Advisor and the Company’s right to receive a Required Expense Payment shall be an asset of the Company on the last calendar day of the applicable month. Any Required Expense Payment shall be paid by the Advisor to the Company in any combination of cash or other immediately available funds and/or offset against amounts due from the Company to the Advisor or its affiliates no later than forty-five days after such obligation was incurred.
The Company’s right to receive a Voluntary Expense Payment shall be an asset of the Company upon the Advisor committing in writing to pay the Voluntary Expense Payment. Any Voluntary Expense Payment that the Advisor has committed to pay shall be paid by the Advisor to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Advisor or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Advisor until such time as all Expense Payments made by the Advisor to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment”. “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
The amount of the Reimbursement Payment for any calendar month shall equal the lesser of (i) the Excess Operating Funds in such quarter and (ii) the aggregate amount of all Expense Payments made by the Advisor to the Company within three years prior to the last business day of such calendar month that have not been previously reimbursed by the Company to the Advisor; provided that the Advisor may waive its right to receive all or a portion of any Reimbursement Payment in any particular calendar month, in which case such waived amount will remain unreimbursed Expense Payments reimbursable in future months pursuant to the terms of the Expense Support Agreement.
No Reimbursement Payment for any quarter shall be made if: (1) the Effective Rate of Distributions Per Share declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, (2) the Company’s Operating Expense Ratio at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relate, or (3) the Company’s Other Operating Expenses at the time of such Reimbursement Payment exceeds 1.00% of the Company’s net asset value. For purposes of the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder servicing fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to the Advisor, shareholder servicing and/or distribution fees, and interest expense, by the Company’s net assets. “Operating Expenses” means all of the Company’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies.
The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Advisor has waived its right to receive such payment for the applicable month.
The following table presents a summary of all expenses supported and recouped by the Advisor for the year ended December 31, 2023.

For the Month Ended	Amount of Expense Support	Recoupment of Expense Support	Unreimbursed Expense Support	Reimbursement Eligibility Expiration	Effective Rate of Distribution per Share	Operating Expense Ratio
November 30, 2023	1,994	—	1,994	November 30, 2026	8.16%	2.81%
December 31, 2023	295	—	295	December 31, 2026	9.04%	3.17%

	$2,289	$—	$2,289

For the year ended December 31, 2022 and for the period from December 21, 2021 (inception) through December 31, 2021, the Company did not receive Expense Support from the Advisor or from BCSF Advisors, LP (in its former capacity as the Company’s investment adviser).
Note 6. Debt
In accordance with applicable SEC staff guidance and interpretations, as a BDC, with certain exceptions, effective on November 11, 2022, the Company is permitted to borrow amounts such that its asset coverage ratio is at least 150% after such borrowing (if certain requirements are met), rather than 200%, as previously required. As of December 31, 2023, the Company’s asset coverage ratio based on aggregated borrowings outstanding was 210.3%. As of December 31, 2022, the Company had no outstanding debt.
The Company’s outstanding borrowings as of December 31, 2023 were as follows:

	As of December 31, 2023
	Total Aggregate Principal Amount Committed	Principal Amount Outstanding	Carrying Value
GS Revolving Credit Facility	$150,000	$97,989	$97,989
SMBC Revolving Credit Facility	50,000	2,000	2,000

Total Debt	$200,000	$99,989	$99,989

The combined weighted average interest rate (excluding deferred upfront financing costs and unused fees) of the aggregate borrowings outstanding for the year ended December 31, 2023 was 8.2%. As of December 31, 2022, the Company had no outstanding debt.
The combined weighted average borrowings outstanding from commencement of operations through December 31, 2023 was $97.0 million. As of December 31, 2022, the Company had no outstanding debt.
The following table shows the contractual maturities of our debt obligations as of December 31, 2023:

	Payments Due by Period
	Total	Less than 1 year	1 — 3 years	3 —5 years	More than 5 years
GS Revolving Credit Facility	$97,989	$—	$—	$97,989	$—
SMBC Revolving Credit Facility	2,000	—	—	2,000	—

Total Debt Obligations	$99,989	$—	$—	$99,989	$—

Goldman Sachs Revolving Credit Facility
On November 29, 2023, the Company entered into a revolving credit facility (the “GS Revolving Credit Facility”) with the Company as equity holder, BCPC I, LLC, a Delaware limited liability company and a wholly owned and consolidated subsidiary of the Company, as borrower (the “Borrower”), Goldman Sachs Bank USA, as syndication agent and administrative agent (“Goldman Sachs”), and Computershare Trust Company, N.A., as collateral administrator, collateral agent and collateral custodian (“Computershare”).
The maximum commitment amount under the GS Revolving Credit Facility is $150,000,000. Proceeds of the borrowings under the GS Revolving Credit Facility may be used, among other things, to fund portfolio investments by the Borrower and to make advances under delayed draw term loans and revolving loans where the Borrower is a lender. Borrowings under the GS Revolving Credit Facility accrue interest at a rate per annum equal to the floating rate applicable to the currency of such borrowings (which, for U.S. dollar-denominated borrowings, is three-month term SOFR), plus an applicable margin of 2.90%. The Borrower is required to utilize a minimum percentage of the commitments under the GS Revolving Credit Facility, with unused amounts below such minimum utilization amount accruing a fee at a rate equal to the interest rate for U.S. dollar advances as described above. In addition, the Borrower pays a commitment fee of 0.50% per annum on the average daily unused amount of the commitments under the GS Revolving Credit Facility in excess of such minimum utilization amount, in addition to certain other fees as agreed between the Borrower and Goldman Sachs.
The period during which the Borrower may make borrowings under the GS Revolving Credit Facility expires on November 29, 2026, and the GS Revolving Credit Facility will mature and all amounts outstanding must be repaid by November 29, 2028.
The GS Revolving Credit Facility includes customary affirmative and negative covenants, including certain limitations on the incurrence of additional indebtedness and liens, as well as usual and customary events of default for revolving credit facilities of this nature. Upon the occurrence and during the continuation of an event of default, Goldman Sachs may declare the outstanding advances and all other obligations under the GS Revolving Credit Facility immediately due and payable. The Borrower’s obligations under the GS Revolving Credit Facility are secured by a first priority security interest in all of the Borrower’s portfolio investments and cash.

For the year ended December 31, 2023, the components of interest expense related to the Goldman Sachs Revolving Credit Facility were as follows:

	For the Year Ended December 31,		For the Period December 21, 2021 (Inception) Through December 31, 2021
	2023	2022
Borrowing interest expense	$719	$—	$—
Unused facility fee	25	—	—
Amortization of deferred financing costs and upfront commitment fees	24	—	—

Total interest and debt financing expenses	$768	$—	$—

SMBC Revolving Credit Facility
On December 29, 2023, the Company entered into a senior secured revolving credit agreement (the “SMBC Revolving Credit Facility”) as Borrower, with Sumitomo Mitsui Banking Corporation, as Administrative Agent, Sole Book Runner and Lead Arranger. The SMBC Revolving Credit Facility is effective as of December 29, 2023.
The facility amount under the SMBC Revolving Credit Facility is $50,000,000 with an accordion provision to permit increases to the total facility amount up to $500,000,000. Proceeds of the loans under the SMBC Revolving Credit Facility may be used for general corporate purposes of the Company, including, without limitation, repaying outstanding indebtedness, making distributions, contributions and investments, and acquiring and funding investments permitted under the SMBC Revolving Credit Facility, and such other uses as permitted under the SMBC Revolving Credit Facility. The maturity date is December 29, 2028.
Interest under the SMBC Revolving Credit Facility is equal to (I) (a) if the borrowing base (as of the most recently delivered borrowing base certificate delivered under the SMBC Revolving Credit Facility) is less than 1.60 times the Combined Debt Amount (as defined in the SMBC Revolving Credit Facility, (i) with respect to any ABR Loan (as defined in the SMBC Revolving Credit Facility), 1.125% per annum; (ii) with respect to any Term Benchmark Loan (as defined in the SMBC Revolving Credit Facility), 2.125% per annum; and (iii) with respect to any RFR Loan (as defined in the SMBC Revolving Credit Facility), 2.125% per annum or (b) if the borrowing base is greater than or equal to 1.60 times the Combined Debt Amount, (i) with respect to any ABR Loan, 1.00% per annum; (ii) with respect to any Term Benchmark Loan, 2.00% per annum; and (iii) with respect to any RFR Loan, 2.00% per annum plus (II) an applicable credit spread adjustment of (a) with respect to any Term Benchmark Loan denominated in Dollars, a flat credit adjustment spread of 0.10%; and (b) with respect to any RFR Loan denominated in Sterling, a flat credit spread adjustment of 0.0326%; provided, however, to the extent the Company does not have an investment grade rating from any nationally recognized rating agency on the nine-month anniversary of the closing date, the otherwise Applicable Margin (as defined in the SMBC Revolving Credit Facility) shall be increased by 0.125% per annum until such rating is obtained.

For the years ended December 31, 2023 and 2022, the components of interest expense related to the Goldman Sachs Revolving Credit Facility were as follows:

	For the Year Ended December 31,		For the Period December 21, 2021 (Inception) Through December 31, 2021
	2023	2022
Borrowing interest expense	$1	$—	$—
Unused facility fee	2	—	—
Amortization of deferred financing costs and upfront commitment fees	1	—	—

Total interest and debt financing expenses	$4	$—	$—

Note 7. Derivatives
The Company is subject to foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The value of foreign investments held by the Company may be significantly affected by changes in foreign currency exchange rates. The dollar value of a foreign security generally decreases when the value of the dollar rises against the foreign currency in which the security is denominated and tends to increase when the value of the dollar declines against such foreign currency.
The Company may enter into forward currency exchange contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies, as described in Note 2. The fair value of derivative contracts open as of December 31, 2023 is included on the consolidated schedules of investments by contract. The Company had collateral receivable of $0.0 million for December 31, 2023 with the counterparties on foreign currency exchange contracts. As of December 31, 2022, the Company did not enter into any forward currency exchange contracts. Collateral amounts posted are included in collateral on forward currency exchange contracts on the consolidated statements of assets and liabilities. Collateral payable is included in collateral payable on forward currency exchange contracts on the consolidated statements of assets and liabilities.
For the period November 28, 2023 through December 31, 2023, the Company’s average U.S. dollar notional exposure to forward currency exchange contracts was $8.3 million. As of December 31, 2022, the company had no forward currency exchange contracts. By using derivative instruments, the Company is exposed to the counterparty’s credit risk—the risk that derivative counterparties may not perform in accordance with the contractual provisions offset by the value of any collateral received. The Company’s exposure to credit risk associated with counterparty non-performance
is limited to collateral posted and the unrealized gains inherent in such transactions that are recognized in the consolidated statements of assets and liabilities. The Company minimizes counterparty credit risk through credit monitoring procedures, executing master netting arrangements and managing margin and collateral requirements, as appropriate.
The Company presents forward currency exchange contracts on a net basis by counterparty on the consolidated statements of assets and liabilities. The Company has elected not to offset assets and liabilities in the consolidated statements of assets and liabilities that may be received or paid as part of collateral arrangements, even when an enforceable master netting arrangement or other arrangement is in place that provides the Company, in the event of counterparty default, the right to liquidate collateral and the right to offset a counterparty’s rights and obligations.

The following table presents both gross and net information about derivative instruments eligible for offset in the consolidated statements of assets and liabilities as of December 31, 2023:

Counterparty	Account in the consolidated statements of assets and liabilities	Gross amount of assets on the consolidated statements of assets and liabilities	Gross amount of (liabilities) on the consolidated statements of assets and liabilities	Net amount of assets or (liabilities) presented on the consolidated statements of assets and liabilities	Cash collateral paid (received) (1)	Net amounts (2)
Bank of New York	Unrealized depreciation on forward currency exchange contracts	$—	$90	$90	$—	$90

(1)	Amount excludes excess cash collateral paid.
(2)
Net amount represents the net amount due (to) from counterparty in the event of default based on the contractual set-off
rights under the agreement. Net amount excludes any over-collateralized amounts.

As of December 31, 2022, the company had no derivative instruments.
The effect of transactions in derivative instruments to the consolidated statements of operations during the year ended December 31, 2023 was as follows:

For the Year Ended December 31,
2023
Net realized (gain) loss on forward currency exchange contracts	$48
Net change in unrealized appreciation on forward currency exchange contracts	(90)

Total net realized and unrealized gain on forward currency exchange contracts	$(42)

For the years ended December 31, 2022 and 2021, the company had no derivative instruments.
Included in total net gains (losses) on the consolidated statements of operations is net gains (losses) of $0.0 million related to realized and unrealized gains and losses on investments, foreign currency holdings and non-investment
assets and liabilities attributable to the changes in foreign currency exchange rates for the year ended December 31, 2023. As of December 31, 2022, the Company did not have any realized and unrealized gains and losses on investments, foreign currency holdings and non-investment
assets and liabilities attributable to the changes in foreign currency exchange rates. Including the total net realized and unrealized gains (losses) on forward currency exchange contracts of $(0.0) million, included in the above table, the net impact of foreign currency on total net gains (losses) on the consolidated statements of operations is $0.0 million for the year ended December 31, 2023. As of December 31, 2022, the company did not enter into any forward currency exchange contracts.

Note 8. Net Assets
The following table presents transactions in Common Shares during the year ended December 31, 2023:

	For the Year Ended December 31, 2023
	Shares	Amount
Class I:
Proceeds from shares sold	4,429,780	$110,744
Repurchase of common shares	—	—
Early repurchase deduction	—	—
Distributions reinvested	1,265	32

Net increase (decrease)	4,431,045	$110,776

The following table presents transactions in Common Shares during the year ended December 31, 2022:

	For the Year Ended December 31, 2022
	Shares	Amount
Class I:
Proceeds from shares sold	200	$5
Repurchase of common shares	—	—
Early repurchase deduction	—	—
Distributions reinvested	—	—

Net increase (decrease)	200	$5

Net Asset Value per Share and Offering Price
The Company determines NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. Shares are issued at an offering price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end
NAV). The following table presents each
month-end
NAV per share for Class I Common Shares during the year ended December 31, 2023:

NAV Per Share
For the Months Ended	Class I
November 30, 2023	$25.00
December 31, 2023	24.88
Distributions:
The Board authorizes and declares monthly distribution amounts per share of Class I Common Shares. The following table presents distributions that were declared and payable during the year ended December 31, 2023:

Date Declared	Record Date	Payment Date	Amount Per Share	Total Distributions
November 30, 2023	November 30, 2023	December 29, 2023	$0.3400	$1,370
December 29, 2023	December 29, 2023	January 31, 2024	$0.1875	$831

Total distributions declared			$0.5275	$2,201

The distributions declared during the years ended December 31, 2023 were derived from investment company taxable income and net capital gain, if any. The company did not declare or pay any distributions during the year ended December 31, 2022.
The federal income tax characterization of distributions declared and paid for the fiscal year will be determined at fiscal year-end
based upon the Company’s investment company taxable income for the full fiscal year and distributions paid during the full year.
Note 9. Income Tax
For income tax purposes, dividends paid and distributions made to the Company’s shareholders are reported by the Company to the shareholders as ordinary income, capital gains, or a combination thereof. The tax character of distributions during the year ended December 31, 2023 was as follows:

For the Year Ended December 31,
2023
Distributions paid from:
Ordinary Income	$1,358
Net Long-Term Capital Gains	843

Total Taxable Distributions	$2,201

During the year ended December 31, 2022 and for the period December 21, 2021 (inception) through December 31, 2021, there were no taxable distributions.
The following reconciles net increase in net assets resulting from operations to taxable income for the year ended December 31, 2023 was as follows:

For the Year Ended December 31,
2023
Net increase in net assets resulting from operations	$2,784
Net change in unrealized (appreciation) depreciation	196
Expenses not currently deductible	64
Income for tax but not book	62

Taxable/Distributable Income (1)	$3,106

(1)
The calculation of estimated 2023 taxable income includes a number of estimated inputs, including information received from third parties and, as a result, actual 2023 taxable income will not be finally determined until the Company’s 2023 tax return is filed in 2024 (and, therefore, such estimate is subject to change).

During the year ended December 31, 2022 and for the period December 21, 2021 (inception) through December 31, 2021, there was no taxable income.
Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.
Capital losses in excess of capital gains earned in a tax year may generally be carried forward and used to offset capital gains, subject to certain limitations. Under the Regulated Investment Company Modernization Act

of 2010, capital losses incurred after September 30, 2011 will not be subject to expiration. As of December 31, 2022, the Company has a short-term capital loss carryforward of $0.0 million and a long-term capital loss carryforward of $0.0 million.
As of December 31, 2023, the Company’s aggregate unrealized appreciation and depreciation on investments and forward currency exchange contracts based on cost for U.S. federal income tax purposes was as follows:

As of December 31,
2023
Tax cost	$192,883
Gross unrealized appreciation	2,700
Gross unrealized depreciation	(2,829)

Net unrealized appreciation (depreciation) on investments	$(129)

During the year ended December 31, 2022 and for the period December 21, 2021 (inception) through December 31, 2021, the Company had no unrealized appreciation and depreciation on investments and forward currency exchange contracts.
ASC Topic 740 ((Accounting for Uncertainty in Income Taxes (“ASC 740”)) provides guidance on the accounting for and disclosure of uncertainty in tax position. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are
“more-likely-than-not”
of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not
threshold are recorded as a tax benefit or expense in the current year. Based on its analysis of its tax position for all open tax years (the current and prior years, as applicable), the Company has concluded that it does not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740. Such open tax years remain subject to examination and adjustment by tax authorities. As of December 31, 2023, all tax filings of the Company since the inception on December 21, 2021 remain subject to examination by tax authorities.
The Company has determined that there were no tax positions which met the recognition and measurement requirements of the relevant accounting standards and therefore, the Company did not record an expense related to uncertain positions on the Company’s consolidated statements of operations for the years ended December 31, 2023 and 2022 and for the period December 21, 2021 (inception) through December 31, 2021.
Prior to election to be treated as a RIC, the Company may be subject to income tax. The Company did not qualify to be subject to be taxed as a RIC for the period December 21, 2021 (inception) to December 31, 2022. The Company did not incur any tax liabilities for the period December 21, 2021 (inception) to December 31, 2022.
Note 10. Commitments and Contingencies
Commitments
The Company’s investment portfolio may contain debt investments that are in the form of lines of credit and unfunded delayed draw commitments, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements.

As of December 31, 2023, the Company had $10.8 million of unfunded commitments under loan and financing agreements as follows:

Portfolio Company & Investment	Expiration Date (1)	Unfunded Commitments (2)
Apollo Intelligence - Delayed Draw	5/31/2028	1,188
Blackbird Purchaser, Inc. - Revolver	12/19/2029	1,375
Blackbird Purchaser, Inc. - Delayed Draw	5/11/2025	2,063
Chase Industries, Inc. - Revolver	5/11/2025	819
Concert Golf Partners Holdco - Delayed Draw	4/2/2029	89
OGH Bidco Limited - Revolver	6/29/2029	2,570
Reconomy - Revolver	6/25/2029	2,707

Total		$10,811

(1)
Commitments are generally subject to borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. These amounts may remain outstanding until the commitment period of an applicable loan expires, which may be shorter than its maturity.

(2)	Unfunded commitments denominated in currencies other than U.S. dollars have been converted to U.S. dollars using the applicable foreign currency exchange rate as of December 31, 2023
As of December 31, 2022, the Company had no portfolio investments.
Contingencies
In the normal course of business, the Company may enter into certain contracts that provide a variety of indemnities. The Company’s maximum exposure under these indemnities is unknown as it would involve future claims that may be made against the Company. Currently, the Company is not aware of any such claims and no such claims are expected to occur. As such, the Company does not consider it necessary to record a liability in this regard.

Note 11. Financial Highlights
The following is a schedule of financial highlights for the year ended December 31, 2023:

Year Ended December 31, 2023 Class I (10)
Per share data:
Net asset value at beginning of period	$25.00
Net investment income (1)	0.02
Net unrealized and realized gains (losses) (1)(2)(7)	0.39

Net increase in net assets resulting from operations (1)(8)	0.41
Shareholder distributions from income (3)	(0.53)

Net asset value at end of period	$24.88

Total return (4)	1.64%
Shares outstanding, end of period	4,431,245
Weighted average shares outstanding	4,394,723
Ratios/Supplemental data:
Net assets at end of period	$110,270
Ratio of net investment income to average net assets (5)(9)	13.01%
Ratio of net expenses to average net assets (5)(9)	9.24%
Portfolio turnover (6)	5.92%

1.	The per share data was derived by using the weighted average shares outstanding during the period.
2.
The amount shown at this caption is the balancing amount derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales of the Company’s shares in relation to fluctuating market values for the portfolio.

3.	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 8).
4.
Total return based on net asset value is calculated as the change in net asset value per share during the year, assuming dividends and distributions, including those distributions that have been declared.

5.	The computation of average net assets during the year is based on averaging net assets for the period reported.
6.	Portfolio turnover rate is calculated using the lesser of year-to-date sales or year-to-date purchases over the average of the invested assets at fair value for the years reported.
7.
Net realized gain (loss) includes net realized gain (loss) on investments, net realized gain (loss) on forward currency exchange contracts, and net realized gain (loss) on foreign currency transactions.

8.
Net increase in net assets resulting from operations per share in these financial highlights may be different from the net increase (decrease) in net assets per share on the consolidated statements of operations due to changes in the number of weighted average shares outstanding and the effects of rounding.

9.
For the period of November 28, 2023 through December 31, 2023, amounts are annualized except for other income, organization costs, incentive fee, expense support received from the Advisor and management fee and income based incentive fee waivers by the Advisor. For the period November 28. 2023 through December 31, 2023, the total operating expenses to average net assets was 11.60% for Class I, prior to management fee and incentive fee waivers and expense support. Past performance is not a guarantee of future results. Operating expense may vary in the future based on the amount of capital raised, the Adviser’s election to continue expense support, and other unpredictable variables.

10.	Figures reflect the time period November 28, 2023 through December 31, 2023. The Company broke escrow and commenced operations on November 28, 2023.

Note 12. Selected Quarterly Financial Data (unaudited)
The following are the quarterly results of operations as of and for the years ended December 31, 2023 and 2022 and as of and for the period from December 21, 2021 (inception) through December 31, 2021. The operating results for any quarter are not necessarily indicative of results for any future period:

	As of and for the Quarter Ended December 31, 2023 (1)	As of and for the Quarter Ended September 30, 2023	As of and for the Quarter Ended June 30, 2023	As of and for the Quarter Ended March 31, 2023
Total investment income	$2,393	$—	$—	$—
Net investment income (loss) before taxes	2,767	(502)	(377)	(722)
Excise tax expense	—	—	—	—
Net investment income (loss) after taxes	2,767	(502)	(377)	(722)
Net realized and unrealized gain (loss)	1,618	—	—	—
Net increase in net assets resulting from operations	4,385	(502)	(377)	(722)
Net realized and unrealized gain (loss) per share — basic and diluted	0.39	—	—	—
Net increase (decrease) in net assets resulting from operations per share — basic and diluted	0.41	(8.91)	(9.37)	(470.55)
Net asset value per share at period end	24.88	(19.75)	(29.53)	(20.16)

(1)	Per share amounts reflect the time period November 28, 2023 (commencement of operations) through December 31, 2023.

	As of and for the Quarter Ended December 31, 2022	As of and for the Quarter Ended September 30, 2022	As of and for the Quarter Ended June 30, 2022	As of and for the Quarter Ended March 31, 2022
Total investment income	$—	$—	$—	$—
Net investment income (loss) before taxes	(732)	(98)	(82)	(182)
Excise tax expense	—	—	—	—
Net investment income (loss) after taxes	(732)	(98)	(82)	(182)
Net realized and unrealized gain (loss)	—	—	—	—
Net increase in net assets resulting from operations	(732)	(98)	(82)	(182)
Net realized and unrealized gain (loss) per share — basic and diluted	—	—	—	—
Net increase (decrease) in net assets resulting from operations per share — basic and diluted	(4,978.51)	(491.49)	N/A	N/A
Net asset value per share at period end	(5,444.70)	(1,787.20)	N/A	N/A

As of and for the Quarter Ended December 31, 2021
Total investment income	$—
Net investment income before taxes	—
Excise tax expense	—
Net investment income after taxes	—
Net realized and unrealized gain (loss)	—
Net increase (decrease) in net assets resulting from operations	—
Net realized and unrealized gain (loss) per share — basic and diluted	—
Net increase (decrease) in net assets resulting from operations per share — basic and diluted	N/A
Net asset value per share at period end	N/A
Note 13. Warehousing Transaction
On October 19, 2022, the Company entered into three facility agreements (the “Facility Agreements”) with Goldman Sachs Bank USA (the “Financing Provider”) to acquire certain securities (the “Portfolio Investments”) at the Company’s request. Under the Facility Agreements, if the Company received subscriptions of at least $100 million (the “Capital Condition”), the Company, or its designee, has a forward obligation to purchase the Portfolio Investments from the Financing Provider, who was obligated to sell such investments, on or before December 1, 2023 (the “Facilities End Date”). The Company may also have elected, but was not obligated to, purchase the Portfolio Investments prior to the Facilities End Date or without meeting the Capital Condition. The Portfolio Investments are aligned with the Company’s investment objective and did not exceed $250 million (the “Financing Commitment Amount”). The Company agreed to pay certain fees and expenses to the Financing Provider, including:

1.
a facility fee at an annual rate of the
3-month
Term SOFR or the relevant benchmark rate, as applicable, plus 2.75% per annum multiplied by the principal amount of the Portfolio Investments (the “Financing Amount”) (subject to adjustment for, among other things, cash amounts received by the Financing Provider with respect to the Portfolio Investments while they were being held by the Financing Provider), divided by 360,

2.
an unused fee at an annual rate of 0.375% of the average unused Financing Commitment Amount (being the greater of (x) zero and (y) the Financing Commitment Amount minus the greater of the then-current minimum utilization threshold and (B) the Financing Amount), divided by 360, and

3.
a minimum utilization fee at a rate of 2.75% of the greater of (x) zero and (y) (A) the then-current minimum utilization threshold minus (B) the Financing Amount, divided by 360. The minimum utilization threshold is the product of (i) the Financing Commitment Amount multiplied by (ii) (a) for the period from the closing date to the one-month
anniversary of the closing date, 45% for the period from the one-month
anniversary of the closing date to the
two-month
anniversary of the closing date, 65%, (c) for the period from the two-month
anniversary of the closing date to the three-month anniversary of the closing date, 80%, and (d) for the period from the three-month anniversary of the closing date to the Facilities End Date, 85%, and (e) on or after the Facilities End Date, zero.

As a general matter, the price paid to purchase any Portfolio Investment from the Financing Provider equaled the cash amount paid by the Financing Provider subject to adjustment for, among other things, principal repayments and interest amounts earned by the Financing Provider. Accordingly, shareholders benefited from any interest paid or accrued on any Portfolio Investment purchased by the Company.

On November 28, 2023, the Company met the Capital Condition and purchased the Portfolio Investments from the Financing Provider with an aggregate principal amount of $195.4 million (excluding unfunded revolvers and delayed draw positions of $6.8 million), at a purchase price of $190.6 million, resulting in a realized gain of approximately $1.8 million. As part of the purchase, the Company recorded $3.3 million of interest receivable on the Portfolio Investments. As of December 31, 2023, $2.6 million of interest is receivable from the purchase.
Note 14. Subsequent Events
Management has performed an evaluation of subsequent events through March 27, 2024, the date of issuance of the consolidated financial statements. There were no items which require adjustment or disclosure.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT
Bain Capital Private Credit
Subcription Agreement

• 1 | Your Investment

•	Investment Amount $

Investment Type	☐ Initial Investment	☐ Additional Investment
Share Class
(Must select one)

☐ Class S	☐ Class D	☐ Class I
$2,500 minimum initial investment	$2,500 minimum initial investment	$1,000,000 minimum initial investment 1

2 | Form of Ownership
See
Appendix A for supplemental document requirements by investor type.

Individual / Joint Accounts	Retirement Accounts	Entity Accounts
☐ Individual	☐ IRA	☐ Trust
☐ Joint Tenant with Rights of Survivorship	☐ Roth IRA	☐ C Corporation
☐ Tenants in Common	☐ SEP IRA	☐ S Corporation
☐ Community Property	☐ Rollover IRA	☐ Partnership
☐ Uniform Gift / Transfer to Minors	☐ Inherited IRA	☐ Limited Liability Corporation
State:	☐ Other:

Brokerage Account Number:	Custodian Account Number:	Brokerage Account Number:

Custodian Name:

Custodian Tax ID:

Please print, sign, and scan this page if applicable.

X
Custodian Signature / Stamp 2

1	Unless otherwise waived.

3 | Investor Information
The information provided in this section must be compliant with IRS Form
W-9
and related instructions (
see
www.irs.gov for instructions). Legal addresses must include a residential street address (P.O. boxes will not be accepted).

1.	Primary Account Holder / Minor (if Uniform Gift / Transfer to Minors Account) / Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number	Date of Birth (mm/dd/yyyy)

Legal Street Address	City	State	Zip

Mailing Street Address	City	State	Zip

Email Address	Phone Number
Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien	Country of Citizenship if non-U.S. Citizen
(A completed applicable Form W-8 is required for subscription)

2.	Joint Account Holder / Custodian (if Uniform Gift / Transfer to Minors Account) / Co-Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number	Date of Birth (mm/dd/yyyy)

Legal Street Address	City	State	Zip

Mailing Street Address	City	State	Zip

Email Address	Phone Number
Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien	Country of Citizenship if non-U.S. Citizen
(A completed applicable Form W-8 is required for subscription)

3.	Joint Account Holder / Co-Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number	Date of Birth (mm/dd/yyyy)

Legal Street Address	City	State	Zip

Mailing Street Address	City	State	Zip

Email Address	Phone Number
Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien	Country of Citizenship if non-U.S. Citizen
(A completed applicable Form W-8 is required for subscription)

Entity Information (only required for entity account types)

Entity Name

Tax ID Number	Date of Formation (mm/dd/yyyy)

Legal Street Address	City	State	Zip

Country of Domicile (Form W-8 required for non-U.S.)

Exemptions per Form W-9 (see Form W-9 instructions at www.irs.gov )

Exemptions for FATCA Reporting Code (if any)

Please indicate if you are a:	☐ Pension Plan	☐ Profit Sharing Plan	☐ Not-for-Profit Organization

4 | Transfer on Death Beneficiary Information (Optional for Individual / Joint Accounts)
Please designate the beneficiary information for your account. If completed, all information is required. Secondary beneficiary information may only include whole percentages and must total 100%. (Not available for Louisiana residents).

☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

5 | ERISA Plan Asset Regulations
Are you a “benefit plan investor”
3
within the meaning of the Plan Asset Regulations
4
or will you use the assets of a “benefit plan investor” to invest in Bain Capital Private Credit?  ☐ Yes

☐ No

3
The term “benefit plan investor” includes, for e.g.: (i) an “employee benefit plan” as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA (such as employee welfare benefit plans (generally, plans that provide for health, medical or other welfare benefits) and employee pension benefit plans (generally, plans that provide for retirement or pension income)); (ii) “plans” described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that is subject to section 4975 of the Code (including, for e.g., an “individual retirement account”, an “individual retirement annuity”, a “Keogh” plan, a pension plan, an Archer MSA described in section 220(d) of the Code, a Coverdell education savings account described in section 530 of the Code and a health savings account described in section 223(d) of the Code) and (iii) an entity that is, or whose assets would be deemed to constitute the assets of, one or more “employee benefit plans” or “plans” (such as for e.g., a master trust or a plan assets fund) under ERISA or the Plan Asset Regulations.

4
Asset Regulations” means the regulations issued by the United States Department of Labor at
Section 2510.3-101
of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.

6 | Distribution Instructions

•
You are
automatically
enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, TENNESSEE, VERMONT, or WASHINGTON.

•
☐  If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan.
PLEASE CHECK HERE IF YOU DO NOT WISH TO BE ENROLLED
in the Distribution Reinvestment Plan and complete the cash distribution information in the box below. For IRA (custodial held accounts), if you elect cash distributions, the funds must be sent to the custodian on a direct deposit basis.

☐
Direct Deposit
to third party financial institution (complete section below)
I authorize Bain Capital Private Credit or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify Bain Capital Private Credit in writing to cancel it. In the event that Bain Capital Private Credit deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name of Financial Institution

Mailing Address	City	State	Zip Code

ABA Routing Number

Account Number
☐
 Mail a check
to Primary Account Holder mailing address
☐
 Mail a Check
to Entity legal address

•
☐ If you are a resident of Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan.
PLEASE CHECK HERE IF YOU WISH TO ENROLL
IN THE DISTRIBUTION REINVESTMENT PLAN. YOU WILL AUTOMATICALLY RECEIVE CASH DISTRIBUTIONS UNLESS YOU ELECT TO ENROLL IN THE DISTRIBUTION REINVESTMENT PLAN
.

7 | Investment Funding Method

☐ Broker / Financial Advisor will make payment on your behalf	☐ By Wire: Please wire funds according to the instructions below.	☐ By Check: Please attach your check 5 to this agreement and make payable to:

	SS&C GIDS, Inc. As Agent For Bain Capital Private Credit ABA Routing: 1010-0069-5 DDA: 9872657616	Bain Capital Private Credit 430 W 7th Street Suite 219686 Kansas City, MO 64105-1407

8 | Electronic Delivery Consent (Optional)
Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications from Bain Capital Private Credit. If you would like to consent to electronic delivery, including pursuant to email, please sign below.

5	Only personal, same name checks are accepted

By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize said offering(s) to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available. You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.
By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.
Please print, sign, and scan this page of applicable.

X
Owner or Authorized Person Signature	Date (mm/dd/yyyy)

9 | Subscriber Representations and Signatures
Bain Capital Private Credit is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Bain Capital Private Credit may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.
Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf.
In order to induce BCPC Advisors, LP to accept this subscription, I (we) hereby represent and warrant as follows (Each account holder must hand-initial representations 1 – 11, to the extent applicable):

	Primary Investor	Co- Investor	Co- Investor
1. I (we) have received the prospectus (as amended or supplemented) for Bain Capital Private Credit at least five business days prior to the date hereof.

2.

I (we) have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000. If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.
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3.

I am (we are) a resident of Alabama, California, Idaho, Iowa, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Tennessee, or Vermont and in addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.” If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.
6

6
In the case of sales to fiduciary accounts, the minimum standards set forth in the prospectus under “SUITABILITY STANDARDS” shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

4.
   I am (we are) a resident of New Jersey and in addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.” If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.
6

New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly
traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

    New Jersey investors are advised that the Class S shares will be subject to upfront selling commissions and/or dealer manager fees of up to 3.5% on NAV, and with respect to the Class D shares, an amount up to 1.5% cap on NAV. The Class S shares are subject to a distribution and/or shareholder servicing fee equal to up to 0.85% per annum of the aggregate NAV of the outstanding Class S shares and the Class D shares are subject to a shareholder servicing fee equal to up to 0.25% per annum of the aggregate NAV of the outstanding Class D shares. These fees will reduce the amount of the purchase price that is available for investment and will cause the per share purchase price to be greater than the estimated value per share that will be reflected on my account statement (by broker dealers reporting a valuation calculated in accordance with NASD Rule 2340(c)(1)(A) relating to net investment valuation guidelines). These fees may also reduce the amount of distributions that are paid with respect to Class S and D shares.

5.
   I am (we are) a resident of Kansas and in addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.” If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.
6
It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.

6.
   I am (we are) domiciled or have a registered office in the European Economic Area or in the United Kingdom, and qualify as (i) a “professional investor,” within the meaning of Annex II to Directive 2014/65/EU or the United Kingdom Alternative Investment Fund Managers Regulations 2013 (SI 2013/1773) as amended, as applicable, or (ii) a “certified sophisticated investor” as defined under the Financial Services and Markets Act 2000 of the United Kingdom.

7. I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.

8.
   I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

9. I acknowledge that Bain Capital Private Credit may enter into transactions with Bain affiliates that involve conflicts of interest as described in the prospectus.

10.

I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month and my investment will be executed as of the first day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share as of the last day of each month will generally be made available at
https://www.baincapitalprivatecredit.com
within 20 business days of the last day of each month.

11.
  I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent at
833-260-3566
or through my financial intermediary.

If you do not have another broker-dealer or other financial intermediary introducing you to Bain Capital Private Credit, then Emerson Equity LLC may be deemed to be acting as your broker-dealer of record in connection with any investment in Bain Capital Private Credit. For important information in this respect, see
Section 10 below.
If the Subscriber is currently using an advisory group or consultant to subscribe to Bain Capital Private Credit, please provide the name of the advisory group or consultant.
Name of advisory group or consultant:

I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by Bain Capital Private Credit. I acknowledge that the Broker / Financial Advisor indicated in Section 10 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting Bain Capital Private Credit Investor Relations at the number indicated below at any time by contacting the transfer agent at
833-260-3566.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):

Under penalties of perjury, I certify that:

1.  The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.  I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRA has notified me that I am no longer subject to backup withholding; and

3.  I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9; and

4.  The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions.
You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Each Account Holder / Trustee / Authorized Signatory must sign below. Please print, sign, and scan this page if applicable.
(Custodians must sign in Section 2 on a custodial account)

X
Owner or Authorized Person	Date (mm/dd/yyyy)

X
Co-Investor or Authorized Person	Date (mm/dd/yyyy)

X
Co-Investor or Authorized Person	Date (mm/dd/yyyy)

10 | Broker / Financial Advisor Information and Signature
The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker	Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code

Financial Advisor Number	Branch Number	Telephone Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by Bain Capital Private Credit, all sales of securities must be made through a Broker, including when an RIA has introduced the sale. In all cases, Section 10 must be completed.
The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 10 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule
151-1
(“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.
THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.
If you do not have another broker-dealer or other financial intermediary introducing you to Bain Capital Private Credit, then Emerson Equity LLC (“Emerson”) may be deemed to act as your broker of record in connection with any investment in Bain Capital Private Credit. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker-dealer or other financial intermediary.
Please print, sign, and scan this page if applicable.

X
Financial Advisor / Representative Signature	Date (mm/dd/yyyy)

11 | Other Important Information
If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of Bain Capital Private Credit experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 9 above, they are asked to promptly notify Bain Capital Private Credit and the Broker in writing. The Broker may notify Bain Capital Private Credit if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 9 above, and Bain Capital Private Credit may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.
No sale of shares may be completed until at least five business days after you receive the final prospectus. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of Bain Capital Private Credit.

To be accepted, a subscription request must be made with a completed and executed Subscription Agreement in good order and payment of the full purchase price at least five business days prior to the first calendar day of the month (unless waived). All items on the Subscription Agreement, other than those marked optional, must be completed in order for your Subscription Agreement to be processed. You will receive a written confirmation of your purchase.
The Company and the Managing Dealer will direct any dealers to, upon receipt of any and all checks, drafts, and money orders received from prospective purchasers of shares, transmit same together with a copy of this executed Subscription Agreement or copy of the signature page of such agreement, stating among other things, the name of the purchaser, current address, and the amount of the investment to SS&C Technologies Inc.(a) by the end of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and checks are received, or (b) by the end of the second business day following receipt where internal supervisory review is conducted at a different location than which subscription documents and checks are received.
Return the completed Subscription Agreement to:
Bain Capital Private Credit
430 W 7th Street
Suite 219686
Kansas City, MO 64105-1407
Email: BCPCSubDoc@BainCapital.com

Appendix A | Supporting Document Requirements
Please provide the following supporting documentation based on your account type.

Individual	If a non-U.S. person, Form W-8BEN
Joint (including JTWROS, Tenants in Common, Community Property)	For each non-U.S. Person account holder, Form W-8BEN
IRA (including ROTH, SEP, Rollover, Inherited)	None
Trust	Certificate of Trust or Declaration of Trust Appropriate W-8 series form ( see https://www.irs.gov/forms-pubs/about-form-w-8)
Corporation (including C Corp., S Corp., LLC)	Formation documents Articles of incorporations Authorized signatory list Appropriate W-8 series form ( see https://www.irs.gov/forms-pubs/about-form-w-8)
Partnership	Formation documents Authorized signatory list Appropriate W-8 series form ( see https://www.irs.gov/forms-pubs/about-form-w-8)

BAIN CAPITAL PRIVATE CREDIT
Maximum Offering of $2,000,000,000 in Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus, any prospectus supplement, and any related free writing prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by Bain Capital Private Credit and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
April 30, 2024

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Bain Capital Private Credit are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENTS

Bain Capital Private Credit

Page
Report of Independent Registered Public Accounting Firm – PCAOB ID 238	F-2
Consolidated Financial Statements:
Consolidated Statement of Assets and Liabilities as of December 31, 2023 and 2022	F-3
Consolidated Statement of Operations for the years ended December 31, 2023 and 2022 and for the period December 21, 2021 (Inception) through December 31, 2021.	F-4
Consolidated Statement of Changes in Net Assets for the years ended December 31, 2023 and 2022 and for the period December 21, 2021 (Inception) through December 31, 2021	F-5
Consolidated Statement of Cash Flows for the years ended December 31, 2023 and 2022 and for the period December 21, 2021 (Inception) through December 31, 2021.	F-6
Consolidated Schedule of Investments as of December 31, 2023	F-8
Notes to Consolidated Financial Statements	F-12

(2) Exhibits

(a)(1)	Certificate of Trust of the Registrant (incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 23, 2021)

(a)(2)	Amended and Restated Declaration of Trust of the Registrant (incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

(a)(3)	Second Amended and Restated Declaration of Trust of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q (File No. 814-01474), filed on November 13, 2023).

(a)(4)	Third Amended and Restated Declaration of Trust of the Registrant (filed herewith)

(b)	Bylaws of the Registrant (incorporated by reference to Exhibit (b) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Amended and Restated Distribution Reinvestment Plan (filed herewith)

(g)	Investment Advisory Agreement with BCPC Advisors, LP (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K (File No. 814-01474), filed on October 3, 2023)

(h)(1)	Managing Dealer Agreement (incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

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(h)(2)	Form of Selected Intermediary Agreement (incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

(h)(3)	Distribution and Servicing Plan of the Registrant (incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

(j)	Loan Administration and Custodial Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Form 8-K (File No. 814-01474), filed on October 3, 2023)

(k)(1)	Administration Agreement with BCPC Advisors, LP (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K (File No. 814-01474), filed on October 3, 2023)

(k)(2)	Escrow Agreement (incorporated by reference to Exhibit (k) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

(k)(3)	Services Agreement (incorporated by reference to Exhibit 99.5 to the Registrant’s Form 8-K (File No. 814-01474), filed on October 3, 2023)

(k)(4)	Form of Multiple Class Plan (incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

(k)(5)	Expense Support and Conditional Reimbursement Agreement with BCPC Advisors, LP (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 8-K (File No. 814-01474), filed on October 3, 2023)

(k)(6)	Revolving Credit Agreement dated November 29, 2023 by and among Bain Capital Private Credit as Equity Holder, BCPC I, LLC as Borrower, Goldman Sachs Bank USA, as Syndication Agent and Administrative Agent, and Computershare Trust Company, N.A., as Collateral Administrator, Collateral Agent and Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-01474), filed on November 28, 2023)

(k)(7)	Credit Agreement dated December 29, 2023 by and among Bain Capital Private Credit, as Borrower, and Sumitomo Mitsui Banking Corporation, as Administrative Agent, Sole Book Runner and Lead Arranger (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-01474), filed on December 29, 2023)

(k)(8)	New Commitment Request dated March 22, 2024 by and among BCPC I, LLC, as borrower, and Goldman Sachs Bank USA, as administrative agent and lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-01474), filed on December 29, 2023)

(l)	Opinion of Dechert LLP (filed herewith)

(n)(1)	Consent of Independent Registered Public Accounting Firm (filed herewith)

(n)(2)	Powers of Attorney (filed herewith)

(p)	Subscription Agreement for Seed Capital (incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

(r)(1)	Code of Ethics of the Company and the Advisor (incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-261859), filed on December 20, 2022)

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(s)	Filing Fee Table (filed herewith)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$220,400
Financial Industry Regulatory Authority fees	225,500
Printing expenses	50,000	(1)
Accounting fees and expenses	100,000	](1)
Legal fees and expenses	1,180,000	(1)
Blue Sky expenses	200,000	(1)
Advertising and sales literature expenses	75,000	(1)
Due diligence fees and expenses	75,000	(1)
Miscellaneous	300,000	(1)

Total	$2,425,900	(1)

(1)	Estimated.

Item 28.	Persons Controlled by or Under Common Control with Registrant

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

BCPC I, LLC (Delaware)*	100%

*	Included in the Company’s consolidated financial statements.

The information contained under the heading “Control Persons and Principal Shareholders” in this Registration Statement is incorporated herein by reference.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s Common Shares as of March 31, 2024.

Title of Class	Number of Record Holders
Class S	0
Class D	0
Class I	58

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Item 30.	Indemnification

The information contained under the heading “Description of Common Shares.” “Management Agreements” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Our Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which our investment adviser, and each managing director, director or executive officer of our investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding our investment adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-128709) and is incorporated herein by reference.

Item 32.	Locations of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Bain Capital Private Credit, 200 Clarendon Street, 37th Floor, Boston, Massachusetts 02116;

(2)	the Transfer Agent, Computershare Trust Company, N.A., which will serve as the transfer agent upon completion of the initial public offering;

(3)	the Custodian, Computershare Trust Company, N.A., which will serve as the custodian upon completion of the initial public offering; and

(4)	the Advisor, BCPC Advisors, LP, 200 Clarendon Street, 37th Floor, Boston, Massachusetts 02116.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

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(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the

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event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that this Registration Statement on Form N-2 meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act and has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts on the 30th day of April, 2024.

BAIN CAPITAL PRIVATE CREDIT

By:	/s/ MICHAEL A. EWALD
Name:	Michael A. Ewald
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title	Date

/s/ MICHAEL A. EWALD Michael A. Ewald	Trustee & Chief Executive Officer	April 30, 2024

/s/ MICHAEL J. BOYLE Michael J. Boyle	Trustee & President	April 30, 2024

/s/ AMIT JOSHI Amit Joshi	Chief Financial Officer	April 30, 2024

/s/ JEFFREY B. HAWKINS Jeffrey B. Hawkins	Trustee & Chairman	April 30, 2024

/s/ AMY BUTTE Amy Butte	Trustee	April 30, 2024

/s/ DAVID G. FUBINI David G. Fubini	Trustee	April 30, 2024

/s/ THOMAS A. HOUGH Thomas A. Hough	Trustee	April 30, 2024

/s/ JAY MARGOLIS Jay Margolis	Trustee	April 30, 2024

/s/ CLARE S. RICHER Clare S. Richer	Trustee	April 30, 2024

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EXHIBIT INDEX

(a)(4)	Third Amended and Restated Declaration of Trust

(e)	Amended and Restated Distribution Reinvestment Plan

(l)	Opinion of Dechert LLP

(n)(1)	Consent of Independent Registered Public Accounting Firm

(n)(2)	Powers of Attorney

(s)	Filing Fee Table

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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